UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 01, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 02 September 2013
Exhibit No. 2	Publication of Prospectus dated 04 September 2013
Exhibit No. 3	Restated 2012 Financial Statements dated 06 September 2013
Exhibit No. 4	Antony Jenkins speaks at investor conference dated 10 September 2013
Exhibit No. 5	Additional Listing dated 12 September 2013
Exhibit No. 6	Publication of Final Terms dated 13 September 2013
Exhibit No. 7	Publication of Final Terms dated 16 September 2013
Exihbit No. 8	Publication of Final Terms dated 16 September 2013
Exhibit No. 9	Publication of Final Terms dated 16 September 2013
Exhibit No. 10	Publication of Final Terms dated 16 September 2013
Exhibit No. 11	Publication of Final Terms dated 16 September 2013
Exhibit No. 12	Publication of Final Terms dated 16 September 2013
Exhibit No. 13	Publication of Final Terms dated 16 September 2013
Exhibit No. 14	Publication of Final Terms dated 16 September 2013
Exhibit No. 15	Publication of Final Terms dated 16 September 2013
Exhibit No. 16	Publication of Final Terms dated 16 September 2013
Exhibit No. 17	Publication of Final Terms dated 16 September 2013
Exhibit No. 18	Director/PDMR Shareholding dated 16 September 2013
Exhibit No. 19	Director/PDMR Shareholding dated 17 September 2013
Exhibit No. 20	Publication of Final Terms dated 18 September 2013
Exhibit No. 21	Publication of Final Terms dated 18 September 2013
Exhibit No. 22	Publication of Final Terms dated 18 September 2013
Exhibit No. 23	Publication of Final Terms dated 18 September 2013
Exhibit No. 24	Publication of Final Terms dated 18 September 2013
Exhibit No. 25	Publication of Final Terms dated 18 September 2013
Exhibit No. 26	Publication of Final Terms dated 19 September 2013
Exhibit No. 27	Publication of Final Terms dated 19 September 2013
Exhibit No. 28	Publication of Final Terms dated 19 September 2013
Exhibit No. 29	Publication of Final Terms dated 19 September 2013
Exhibit No. 30	Publication of Final Terms dated 19 September 2013
Exhibit No. 31	Publication of Final Terms dated 19 September 2013
Exhibit No. 32	Publication of Final Terms dated 19 September 2013
Exhibit No. 33	Publication of Final Terms dated 19 September 2013
Exhibit No. 34	Publication of Final Terms dated 20 September 2013
Exhibit No. 35	Holding(s) in Company dated 23 September 2013
Exhibit No. 36	Publication of Final Terms dated 23 September 2013
Exhibit No. 37	Publication of Final Terms dated 25 September 2013
Exhibit No. 38	Director/PDMR Shareholding dated 27 September 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 01, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 01, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

02 September 2013

Barclays PLC - Total Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,868,630,252 ordinary shares with voting rights as at 30 August 2013.
There are no ordinary shares held in Treasury.

The above figure (12,868,630,252) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Base Prospectus No. 10 dated 30 August 2013 for the issuance of securities by Barclays Bank PLC pursuant to the Global Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DGSSP-Base-Prospectus-10-PDF-12MB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702279477&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 3

6 September 2013

Barclays PLC

Barclays' restated 2012 financial statements

On 16 April 2013 Barclays PLC published 'Group Reporting Changes' which detailed the impacts of the adoption of IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 19 Employee Benefits (Revised 2011) ("IAS 19 Revised 2011").  Today Barclays releases restated 2012 financial statements that reflect the changes detailed within the 'Group Reporting Changes' document and also includes restated comparative 2010 figures.

The publication is required by the U.S. Securities and Exchange Commission (SEC), in order to market in the U.S. the rights issue as announced on 30 July 2013.

The below document presents the restated statutory primary statements and notes required by IFRS, and have been restated by the following standards and periods:

• IFRS 10 Consolidated Financial Statements - 2012 only

• IAS 19 Employee Benefits - 2012, 2011, and 2010

• IFRS 8 Operating Segments -2012, 2011, and 2010

• IFRS 7 Financial Instruments: Disclosures - 2012 and 2011 only

The financial statements have only been restated for the changes in accounting standards and no consideration has been made to subsequent events post the initial signing date of the 2012 accounts.

All documentation, including the 2012 & 2011 Restatement Document is available at www.barclays.com/investorrelations.

To view any charts or diagrams referred to in the below restatement document please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207-116-5752	+44 (0)207-116-6132

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Barclays PLC

Restated 2012 Financial Statements

31 December 2012

6 September 2013

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

The term 'Barclays PLC Group' or the 'Group' means Barclays PLC together with its subsidiaries and the term 'Barclays Bank PLC Group' means Barclays Bank PLC together with its subsidiaries. 'Barclays' and 'Group' are terms which are used to refer to either of the preceding groups when the subject matter is identical. The term 'Company', 'Parent Company' or 'Parent' refers to Barclays PLC and the term 'Bank' refers to Barclays Bank PLC. In this report, the abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; '€m' and '€bn' represent millions and thousands of millions of euros respectively and 'C$m' and 'C$bn' represent millions and thousands of millions of Canadian dollars respectively.

Unless otherwise stated, the income statement analyses compare the 12 months to 31 December 2012 to the corresponding 12 months of 2011 and balance sheet comparisons, relate to the corresponding position at 31 December 2011. Unless otherwise stated, all disclosed figures relate to continuing operations. Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the glossary online at www.barclays.com/annualreport.

The information in this document does not comprise statutory accounts or interim financial statements within the meaning of Section 434 of the Companies Act 2006 and IAS 34 respectively. Statutory accounts for the year ended 31 December 2012, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe", "achieve" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital and leverage ratios, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, commitments in connection with the Transform Programme, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under IFRS and prudential capital rules applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of current and future legal proceedings, the success of future acquisitions and other strategic transactions and the impact of competition, a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange plc ('LSE') or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.

[Page left blank for pagination purposes]

On the 16th April 2013 Barclays PLC published 'Group Reporting Changes' which detailed the impacts of the adoption of IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 19 Employee Benefits (Revised 2011) ("IAS 19 Revised 2011").  It also described the impact to the Group's segmental results of the allocation of elements of the Head Office results to businesses and portfolio restatements between businesses.  Changes were effective from 1st January 2013 and were consequently applied in the preparation of the 2013 Interim Results Announcement.

Basis of preparation of the restatement document

This restatement document consists of financial statements for the year ended 31 December 2012 to provide historical financial information to users on a basis consistent with Barclays accounting policies adopted for the Interim Results Announcement for the 6 months ending 30 June 2013.   The resulting changes to previously presented financial statements are as follows, consistent with the transition guidance in the relevant standards:

• The financial statements have been restated as if IAS 19 (Revised 2011) had been in effect for all periods presented.

• Results have been restated for IFRS 10 from 1 January 2012. Reserves have been restated for the impacts of the standard on the Group's assets and liabilities on this date.

•      The segmental disclosures required by IFRS 8 have also been restated for all periods presented to reflect changes made in 2013 to the allocation of Head Office results to businesses and portfolio restatements between the businesses.

In addition to these changes of accounting policy, new disclosures relating to offsetting financial assets and financial liabilities arising from the revisions to IFRS 7 Financial Instruments: Disclosures have been provided as at 31 December 2012 and 31 December 2011.

The following have not been included in the restatement document:

• Disclosures that will be required by IFRS 13 Fair Value Measurement as this standard does not require these disclosures to be provided on a retrospective basis.

•      Disclosures that will be required by IFRS 12 Disclosure of Interests in Other Entities to be presented in the financial statements for the year ending 31 December 2013 have not been included in the restatement document as these disclosures were not applicable under IAS 34 and were therefore not provided in the half year results announcement for the period ended 30 June 2013 as they were not part of the accounting policies adopted at that date.
        Comparative disclosures in respect of unconsolidated structured entities are not required by the standard in the year of first adoption.

•      Adjustments or disclosures in relation to any post balance sheet events that have occurred between 5 March 2013 (the date of the approval of the 31 December 2012 financial statements) and 29 August 2013.

More information about the financial effect of the restatements is provided below.

Accounting restatements

IAS 19 (Revised 2011) and IFRS 10 became effective on 1 January 2013 and result in the restatements to the Barclays PLC results for the years ended 31 December 2010, 2011 and 2012. The 2012 results restatement reflects the application of IAS 19 and IFRS 10, whilst the 2011 and 2010 results restatement reflects only the application of IAS 19, consistent with IFRS 10's transition relief guidance.

IFRS 10
IFRS 10 replaced requirements in IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities. This introduced new criteria to determine whether entities in which the Group has interests should be consolidated. The implementation of IFRS 10 resulted in the Group consolidating some entities that were previously not consolidated and deconsolidating some entities that were previously consolidated, principally impacting the consolidation of entities in the Investment Bank with credit market exposures.

IAS 19

The Group adopted IAS 19 (Revised 2011) from 1 January 2013 which, amongst other changes, requires actuarial gains and losses arising from defined benefit pension schemes to be recognised in full. Previously the Group deferred these over the remaining average service lives of the employees (known as the 'corridor' approach).

IFRS 11

In addition to the above, the Group also adopted IFRS 11, Joint Arrangements, which replaced IAS 31 Interests in Joint Ventures from 1 January 2012. The financial impact was immaterial.

The financial impact on the Group for the year ended 31 December 2012 had IFRS 10 and IAS 19 been adopted is shown in the table below:

Impact of accounting restatements		Restatement adjustments
	2012 as Published	IFRS 10	IAS 19a	2012 as Restated
Statutory Income Statement	£m	£m	£m	£m
Profit before tax	246	573	(22)	797
Tax	(482)	(134)	-	(616)
(Loss) / Profit after tax	(236)	439	(22)	181

Balance Sheet
Total assets	1,490,321	(144)	(1,842)	1,488,335
Total liabilities	1,427,364	333	652	1,428,349
Total shareholders' equity	62,957	(477)	(2,494)	59,986

Performance Measures
Statutory return on average shareholders' equity	(1.9%)	0.7%	-	(1.2%)
Net asset value per share	438p	(4p)	(20p)	414p

Capital
Core tier 1 capital	42,121	(399)	-	41,722
Core tier 1 ratio (%)	10.9%	(0.1%)	-	10.8%

The financial impact on the Group for the year ended 31 December 2011 and 2010 had IAS 19 been adopted is shown in the table below:

Impact of accounting restatements
	2011 as Published	IAS 19a Restatement Adjustment	2011 as Restated	2010 as Published	IAS 19a Restatement Adjustment	2010 as Restated
Statutory Income Statement	£m	£m	£m	£m	£m	£m
Profit before tax	5,879	(109)	5,770	6,065	(66)	5,999
Tax	(1,928)	26	(1,902)	(1,516)	16	(1,500)
Profit after tax	3,951	(83)	3,868	4,549	(50)	4,499

Balance Sheet
Total assets	1,563,527	(1,444)	1,562,083	1,489,645	635	1,490,280
Total liabilities	1,498,331	(207)	1,498,124	1,427,383	2,657	1,430,040
Total shareholders' equity	65,196	(1,237)	63,959	62,262	(2,022)	60,240

Performance Measures
Statutory return on average shareholders' equity	5.8%	0.1%	5.9%	7.2%	0.2%	7.4%
Net asset value per share	456p	(10p)	446p	417p	(16p)	401p

Capital
Core tier 1 capital	43,066	-	43,066	42,861	-	42,861
Core tier 1 ratio (%)	11.0%	-	11.0%	10.8%	-	10.8%

The positive financial impact of adopting IFRS 10 on the Group's results for the year ended 31 December 2012 principally reflects an increase in trading income and a reduction in impairment in the Investment Bank. However, there is a cumulative reduction in total shareholders' equity at 31 December 2012 of £477m as a result of the difference between the carrying value of previously unconsolidated interests, previously recorded at amortised cost, and the fair value of those assets when consolidated under IFRS 10.

Following the adoption of IAS 19, retirement benefit assets reduced by £2.3bn (2011: £1.8bn, 2010: £nil) and retirement benefit liabilities increased by £1.0bn as at 31 December 2012 (2011: reduced £0.1bn, 2010: increased £2.7bn), with additional deferred tax assets recognised of £0.8bn (2011: £0.5bn, 2010: £0.6bn), of which £0.4bn has been recognised in deferred tax assets and £0.4bn in deferred tax liabilities. As a result total assets reduced by £1.8bn and total liabilities increased by £0.7bn. Profit after tax for the period reduced by £22m (2011: £83m, 2010: £50m) with other comprehensive income lower by £2.4bn (2011: £1.2bn lower, 2010: £0.5bn higher), resulting in a £2.5bn reduction in shareholders' equity.

Note

a The implementation of IAS 19 has no overall impact on the existing Core Tier 1 capital base as current regulatory rules require banks to derecognise any defined benefit pension asset from its capital base.

Disclosure Amendments

IFRS 7
The Group adopted IFRS 7 (revised 2011) from 1 January 2013, which considerably expanded the disclosure requirements for the offsetting of financial assets and liabilities. As part of this requirement the Group disclosed gross amounts subject to rights of set-off for financial assets and liabilities, amounts set off in accordance with the accounting standards followed, and the related net credit exposure. New disclosures have been made for 2011 and 2012 to reflect the application of IFRS 7, with no impact on the Barclays PLC results.

IAS 1
The Group has adopted, from 1 January 2013, the revisions to IAS 1 Presentation of Financial Statements, to distinguish gains or losses included in the Statement of Other Comprehensive Income that will be subsequently reclassified to profit or loss from those that will not. Comparatives have been modified for this change, which affects the presentation of the affected items only.

Segmental restatements

Head Office allocations

As stated in the 2012 results announcement, the Group has determined that it will allocate more elements of the Head Office results to the businesses, so that the aggregate of those businesses' results is more closely aligned to the Group's results, including Group return on equity. Segmental reporting reflects the information as presented to key management. For each income and expense item previously recorded in Head Office, consideration has been given to whether there is a logical basis for increased allocation of such items to other businesses:

-    Intra-group allocation of funding costs and other income items now includes the majority of the costs of subordinated debt instruments, preference shares and allocation of liquidity costs; increased allocation of intra-group interest; and the elimination of fees to the Investment Bank for Structured Capital Markets activities. The allocation of the funding costs is based on the capital demand created by each business for the instruments from which these costs arise and intra-group interest is allocated on tangible equity of the businesses

-    Head Office operating cost items, including the UK bank levy and Financial Services Compensation Scheme, have been allocated to businesses wherever practicable using the most appropriate driver of that cost

The residual Head Office result in the future will depend on the level of Group capital compared to the ratio used for allocation of capital to the businesses and other residual items which are not allocated to the businesses.

The effect of the changes in allocation methodology on the 2012, 2011 and 2010 profit before tax by business are summarised in the table below:

Impact of Head Office allocations	Impact on profit before tax
	2012	2011	2010
	£m	£m	£m
UK RBB	(220)	(136)	(114)
Europe RBB	(57)	(43)	(16)
Africa RBB	(98)	(80)	(138)
Barclaycard	(58)	(35)	(50)
Investment Bank	(701)	(573)	(283)
Corporate Banking	(111)	(24)	(45)
Wealth and Investment Management	(36)	(9)	(22)
Head Office and Other Operations	1,281	900	668
Total	-	-	-

For 2012, the net effect of the intra-group allocations is to increase Head Office profit before tax by £1,281m. Non-controlling interests in Head Office also reduce by £388m as a result of the allocation of preference share costs.

The change in allocated equity reduces the average equity held at Head Office for the year ended 31 December 2012 from £8,939m to £4,313m.

As noted in the Strategic Review on 12 February 2013, the Head Office allocation has the effect of reducing the published returns of the individual businesses. The Group level returns and 2015-16 financial targets are unaffected by this intra-group reallocation.

The impact of the allocation of Head Office items to business segments is to reduce the Return on Equity consumed by the Head Office by 3.5% from 4.3% to 0.8%.

Some portfolio restatements have been implemented in Q1 2013 to reflect the management of the relevant businesses. In this document, the segmental reporting note for 2012, 2011 and 2010 has been restated to reflect these changes:

-    Ongoing Europe Retail and Business Banking credit cards operations are transferred to Barclaycard (which already includes the Group's credit card operations in the UK and US, South Africa and other countries). This results in a profit before tax reallocation of £52m (2011: £70m, 2010: £93m) between the two businesses

- Africa Retail and Business Banking - certain components are transferred to Corporate Banking and the Investment Bank:

i.       This includes alignment of existing corporate client relationships from retail to Corporate Banking, primarily all African subsidiaries of Barclays' global corporate client base and large local clients. This results in a profit before tax reallocation of £28m (2011: £31m, 2010: £33m) to Corporate Banking

ii.     Barclays Africa sales and trading activity is transferred to the Investment Bank (which already includes Absa Capital, the South Africa-based investment banking operation). This results in a profit before tax reallocation of
        £17m (2011: £17m, 2010: £17m) to the Investment Bank

-    Absa's debit cards operation is transferred from Barclaycard to Africa Retail and Business Banking (reflecting greater synergies with the Africa Retail and Business Banking business). This results in a profit before tax reallocation of £15m (2011: £18m, 2010: £nil) from Barclaycard to Africa Retail and Business Banking

Change in Business Allocation of Employees

The Group has changed the allocation of full time equivalent employees so that they are allocated to businesses based upon utilisation of underlying headcount rather than the entity they are employed by. The change in business allocation includes 1,700 Head Office employees that are now allocated across the businesses. There is no impact on the Group's overall headcount. This document reflects this new allocation basis in 2012, 2011 and 2010.

Impact of change in allocation of employees	2012 as Published	Head Office Allocation	Group Structure	2012 as Restated	2011 as Restated	2010 as Restated
UK RBB	34,800	100	(1,900)	33,000	32,400	33,200
Europe RBB	7,900	100	(500)	7,500	8,100	9,100
Africa RBB	41,700	200	(1,400)	40,500	42,700	46,500
Barclaycard	11,000	200	(100)	11,100	10,900	10,300
Investment Bank	24,000	700	900	25,600	24,400	25,100
Corporate Banking	10,300	200	2,500	13,000	14,000	14,700
Wealth and Investment Management	7,900	200	200	8,300	8,500	8,500
Head Office and Other Operations	1,600	(1,700)	300	200	100	100
Total	139,200	-	-	139,200	141,100	147,500

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Barclays PLC

In our opinion, the accompanying Consolidated income statements and the related Consolidated balance sheets, Consolidated cash flow statements and, Consolidated statements of comprehensive income and Consolidated statements of changes in equity present fairly, in all material respects, the financial position of Barclays PLC ('the Company') and its subsidiaries at 31 December 2012 and 31 December 2011 and the results of their operations and cash flows for each of the three years in the period ended 31 December 2012, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.  Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's report on internal control over financial reporting as it pertains to Barclays PLC in the Directors' report.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
5 March 2013, except with respect to our opinion on the Consolidated Financial Statements and related notes insofar as it relates to the effects of the adoption of IFRS 10: Consolidated Financial Statements pervasive across all notes; the adoption of the revisions to IAS 1 Presentation of Financial Statements noted in the Statement of Other Comprehensive Income; the reallocation of certain of the Group's activities between reportable segments discussed in Note 2; the adoption of IFRS 7: Financial Instruments: Disclosures discussed in Note 19; and the adoption of IAS 19: Employee Benefits (revised 2011) discussed in Note 38, for which the date is 6 September 2013.

Consolidated income statement

For the year ended 31 December		2012	2011	2010
	Notes	£m	£m	£m
Continuing operations
Interest income	3	19,211	20,589	20,035
Interest expense	3	(7,557)	(8,388)	(7,512)
Net interest income		11,654	12,201	12,523
Fee and commission income	4	10,213	10,208	10,368
Fee and commission expense	4	(1,677)	(1,586)	(1,497)
Net fee and commission income		8,536	8,622	8,871
Net trading income	5	3,347	7,660	8,078
Net investment income	6	844	2,305	1,477
Net premiums from insurance contracts		896	1,076	1,137
Gains on debt buy-backs and extinguishments		-	1,130	-
Net gain on disposal of investment in BlackRock, inc.		227	-	-
Other income		105	39	118
Total income		25,609	33,033	32,204
Net claims and benefits incurred on insurance contracts		(600)	(741)	(764)
Total income net of insurance claims		25,009	32,292	31,440
Credit impairment charges and other provisions	7	(3,340)	(3,802)	(5,672)
Impairment of investment in BlackRock, Inc.	7	-	(1,800)	-
Net operating income		21,669	26,690	25,768
Staff costs	36	(10,470)	(11,516)	(11,982)
Administration and general expenses	8	(6,643)	(6,356)	(6,585)
Depreciation of property, plant and equipment	24	(669)	(673)	(790)
Amortisation of intangible assets	25	(435)	(419)	(437)
Goodwill impairment	25	-	(597)	(243)
Provision for PPI redress	28	(1,600)	(1,000)	-
Provision for interest rate hedging products redress	28	(850)	-	-
UK bank levy		(345)	(325)	-
Operating expenses		(21,012)	(20,886)	(20,037)
Share of post-tax results of associates and joint ventures		110	60	58
Profit/(loss) on disposal of subsidiaries, associates and joint ventures	9	28	(94)	81
Gain on acquisitions		2	-	129
Profit before tax		797	5,770	5,999
Taxation	10	(616)	(1,902)	(1,500)
Profit after tax		181	3,868	4,499

Attributable to:
Equity holders of the Parent		(624)	2,924	3,514
Non-controlling interests	35	805	944	985
Profit after tax		181	3,868	4,499

		p	p	p
Earnings per share
Basic (loss)/earnings per share	11	(5.1)	24.4	30.0
Diluted (loss)/earnings per share	11	(5.1)	23.3	28.1
Dividends per share		6.5	6.0	5.5
Interim dividends per share		3.0	3.0	3.0
Final dividend per share	12	3.5	3.0	2.5

Consolidated statement of comprehensive income

For the year ended 31 December	2012	2011	2010
	£m	£m	£m
Profit after tax	181	3,868	4,499
Other comprehensive income from continuing operations:
Currency translation reserve a
- Currency translation differences	(1,548)	(1,607)	1,184
Available for sale reserve a
- Net gains/(losses) from changes in fair value	1,237	2,742	(133)
- Net gains transferred to net profit on disposal	(703)	(1,614)	(1,020)
- Net losses transferred to net profit due to impairment	40	1,860	53
- Net losses/(gains) transferred to Net profit due to fair value hedging	474	(1,803)	(308)
- Changes in insurance liabilities	(150)	18	31
- Tax	(352)	171	141
Cash flow hedging reservea
- Net gains from changes in fair value	1,499	2,407	601
- Net gains transferred to net profit	(695)	(753)	(684)
- Tax	(142)	(391)	39
Other	96	(74)	59
Total comprehensive (loss)/income that may be recycled to profit or loss	(244)	956	(37)

Other comprehensive (loss)/income not recycled to profit or loss:
Retirement benefit remeasurements	(1,553)	1,033	693
Deferred tax	318	(202)	(192)
Other comprehensive (loss)/income for the period	(1,479)	1,787	464

Total comprehensive (loss)/income for the year	(1,298)	5,655	4,963

Attributable to:
Equity holders of the Parent	(1,894)	5,324	3,426
Non-controlling interests	596	331	1,537
	(1,298)	5,655	4,963

Note

a For further details refer to Note 34.

Consolidated balance sheet

As at 31 December		2012	2011
	Notes	£m	£m
Assets
Cash and balances at central banks		86,191	106,894
Items in the course of collection from other banks		1,473	1,812
Trading portfolio assets	13	146,352	152,183
Financial assets designated at fair value	14	46,629	36,949
Derivative financial instruments	15	469,156	538,964
Available for sale investments	16	75,109	68,491
Loans and advances to banks	20	40,462	47,446
Loans and advances to customers	20	423,906	431,934
Reverse repurchase agreements and other similar secured lending	23	176,522	153,665
Prepayments, accrued income and other assets		4,365	4,563
Investments in associates and joint ventures	40	633	427
Property, plant and equipment	24	5,754	7,166
Goodwill and intangible assets	25	7,915	7,846
Current tax assets	10	252	374
Deferred tax assets	10	3,563	3,328
Retirement benefit assets	38	53	41
Total assets		1,488,335	1,562,083
Liabilities
Deposits from banks		77,012	91,116
Items in the course of collection due to other banks		1,587	969
Customer accounts		385,411	366,032
Repurchase agreements and other similar secured borrowing	23	217,178	207,292
Trading portfolio liabilities	13	44,794	45,887
Financial liabilities designated at fair value	17	78,561	87,997
Derivative financial instruments	15	462,721	527,910
Debt securities in issue		119,525	129,736
Subordinated liabilities	32	24,018	24,870
Accruals, deferred income and other liabilities	27	12,532	12,580
Provisions	28	2,766	1,529
Current tax liabilities	10	620	1,397
Deferred tax liabilities	10	342	566
Retirement benefit liabilities	38	1,282	243
Total liabilities		1,428,349	1,498,124

Shareholders' equity
Shareholders' equity excluding non-controlling interests		50,615	54,352
Non-controlling interests	35	9,371	9,607
Total shareholders' equity		59,986	63,959
Total liabilities and shareholders' equity		1,488,335	1,562,083

The financial statements on pages 9 to 100 were approved by the Board Audit Committee under the authority of the Board of Directors on 29 August 2013 and signed on behalf of the company by:

Sir David Walker
Group Chairman

Antony Jenkins
Group Chief Executive

Consolidated Statements of Changes in Equity

	Called up share capital and share premiuma	Available for sale reserveb	Cash flow hedging reserveb	Currency translation reserveb	Other reserves and treasury sharesb	Retained earnings	Total	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2011	12,380	25	1,442	1,348	1,022	38,135	54,352	9,607	63,959
Effects of the adoption of IFRS 10	-	-	-	-	-	(946)	(946)	-	(946)
Balance as at 1 January 2012	12,380	25	1,442	1,348	1,022	37,189	53,406	9,607	63,013
(Loss)/profit after tax	-	-	-	-	-	(624)	(624)	805	181
Currency translation movements	-	-	-	(1,289)	-	-	(1,289)	(259)	(1,548)
Available for sale investments	-	502	-	-	-	-	502	44	546
Cash flow hedges	-	-	657	-	-	-	657	5	662
Pension remeasurement	-	-	-	-	-	(1,235)	(1,235)	-	(1,235)
Other	-	-	-	-	-	95	95	1	96
Total comprehensive income/(loss) for the year	-	502	657	(1,289)	-	(1,764)	(1,894)	596	(1,298)
Issue of shares under employee share schemes	97	-	-	-	-	717	814	-	814
Increase in treasury shares	-	-	-	-	(979)	-	(979)	-	(979)
Vesting of shares under employee share schemes	-	-	-	-	946	(946)	-	-	-
Dividends paid	-	-	-	-	-	(733)	(733)	(694)	(1,427)
Other reserve movements	-	-	-	-	-	1	1	(138)	(137)
Balance as at 31 December 2012	12,477	527	2,099	59	989	34,464	50,615	9,371	59,986

Balance as at 1 January 2011	12,339	(1,355)	152	2,357	600	34,743	48,836	11,404	60,240
Profit after tax	-	-	-	-	-	2,924	2,924	944	3,868
Currency translation movements	-	-	-	(1,009)	-	-	(1,009)	(598)	(1,607)
Available for sale investments	-	1,380	-	-	-	-	1,380	(6)	1,374
Cash flow hedges	-	-	1,290	-	-	-	1,290	(27)	1,263
Pension remeasurement	-	-	-	-	-	831	831	-	831
Other	-	-	-	-	-	(92)	(92)	18	(74)
Total comprehensive income/(loss) for the year	-	1,380	1,290	(1,009)	-	3,663	5,324	331	5,655
Issue of shares under employee share schemes	41	-	-	-	-	838	879	-	879
Increase in treasury shares	-	-	-	-	(165)	-	(165)	-	(165)
Vesting of shares under employee share schemes	-	-	-	-	499	(499)	-	-	-
Dividends paid	-	-	-	-	-	(660)	(660)	(727)	(1,387)
Redemption of Reserve Capital Instruments	-	-	-	-	-	-	-	(1,415)	(1,415)
Other reserve movements	-	-	-	-	88	50	138	14	152
Balance as at 31 December 2011	12,380	25	1,442	1,348	1,022	38,135	54,352	9,607	63,959

Notes
a For further details refer to Note 33.
b For further details refer to Note 34.

Consolidated Statements of Changes in Equity

	Called up share capital and share premiuma	Available for sale reserveb	Cash flow hedging reserveb	Currency translation reserveb	Other reserves and treasury sharesb	Retained earnings	Total	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2010	10,804	(110)	252	1,615	871	31,408	44,840	11,201	56,041
Profit after tax	-	-	-	-	-	3,514	3,514	985	4,499
Currency translation movements	-	-	-	742	-	-	742	442	1,184
Available for sale investments	-	(1,245)	-	-	-	-	(1,245)	9	(1,236)
Cash flow hedges	-	-	(100)	-	-	-	(100)	56	(44)
Pension remeasurement	-	-	-	-	-	501	501	-	501
Other	-	-	-	-	-	14	14	45	59
Total comprehensive (loss)/income for the year	-	(1,245)	(100)	742	-	4,029	3,426	1,537	4,963
Issue of new ordinary shares	1,500	-	-	-	-	-	1,500	-	1,500
Issue of shares under employee share schemes	35	-	-	-	-	830	865	-	865
Increase in treasury shares	-	-	-	-	(989)	-	(989)	-	(989)
Vesing of shares under employee share schemes	-	-	-	-	718	(718)	-	-	-
Dividends paid	-	-	-	-	-	(531)	(531)	(803)	(1,334)
Redemption of Reserve Capital Instruments	-	-	-	-	-	-	-	(487)	(487)
Other reserve movements	-	-	-	-	-	(275)	(275)	(44)	(319)
Balance as at 31 December 2010	12,339	(1,355)	152	2,357	600	34,743	48,836	11,404	60,240

Notes
a For further details refer to Note 33.
b For further details refer to Note 34.

Consolidated cash flow statement

For the year ended 31 December	2012	2011	2010
	£m	£m	£m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	797	5,770	5,999
Adjustment for non-cash items:
Allowance for impairment	3,364	5,602	5,672
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,119	1,104	1,346
Other provisions, including pensions	3,080	1,787	914
Net profit on disposal of investments and property, plant and equipment	(679)	(1,645)	(1,057)
Other non-cash movements	2,608	1,454	(5,838)
Changes in operating assets and liabilities
Net decrease/(increase) in loans and advances to banks and customers	5,932	(13,836)	(875)
Net (increase)/decrease in reverse repurchase agreements and other similar lending	(22,857)	52,176	(62,337)
Net (decrease)/increase in deposits and debt securities in issue	(4,944)	6,712	36,958
Net increase /(decrease) in repurchase agreements and other similar borrowing	9,886	(18,266)	26,753
Net decrease/(increase) in derivative financial instruments	4,619	3,730	(1,298)
Net decrease/(increase) in trading assets	5,571	21,360	(17,505)
Net (decrease)/increase in trading liabilities	(973)	(26,899)	21,441
Net (increase)/decrease in financial investments	(19,125)	(4,255)	11,126
Net decrease in other assets	533	119	1,366
Net (decrease) in other liabilities	(1,082)	(4,148)	(2,521)
Corporate income tax paid	(1,516)	(1,686)	(1,458)
Net cash from operating activities	(13,667)	29,079	18,686
Purchase of available for sale investments	(80,797)	(67,525)	(76,418)
Proceeds from sale or redemption of available for sale investments	73,773	66,941	71,251
Purchase of property, plant and equipment	(604)	(1,454)	(1,767)
Other cash flows associated with investing activities	471	126	1,307
Net cash from investing activities	(7,157)	(1,912)	(5,627)
Dividends paid	(1,427)	(1,387)	(1,307)
Proceeds of borrowings and issuance of subordinated debt	2,258	880	2,131
Repayments of borrowings and redemption of subordinated debt	(2,680)	(4,003)	(1,211)
Net issue of shares and other equity instruments	97	41	1,535
Net (purchase)/disposal of treasury shares	(979)	(235)	(989)
Net redemption of shares issued to non-controlling interests	(111)	(1,257)	-
Net cash from financing activities	(2,842)	(5,961)	159
Effect of exchange rates on cash and cash equivalents	(4,111)	(2,933)	3,842
Net (decrease)/increase in cash and cash equivalents	(27,777)	18,273	17,060
Cash and cash equivalents at beginning of year	149,673	131,400	114,340
Cash and cash equivalents at end of year	121,896	149,673	131,400
Cash and cash equivalents comprise:
Cash and balances at central banks	86,191	106,894	97,630
Loans and advances to banks with original maturity less than three months	33,473	40,481	31,934
Available for sale treasury and other eligible bills with original maturity less than three months	2,228	2,209	1,667
Trading portfolio assets with original maturity less than three months	4	89	169

Interest received in 2012 was £24,431m (2011: £28,673m 2010, £28,631m) and interest paid in 2012 was £16,705m (2011: £20,106m, 2010: £20,759m). The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £5,169m at 31 December 2012 (2011: £4,364m, 2010: £5,244m) a.

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less.  Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Note
a Amounts have been restated to include additional balances (2011: £1,864m; 2010: £2,934m) held with central banks and other regulatory authorities.

Parent Company Accounts

Income statement	2012	2011	2010
For the year ended 31 December	£m	£m	£m
Dividends received from subsidiary	696	643	235
Other income	16	-	-
Interest income	4	5	5
Management charge from subsidiary	(5)	(5)	(5)
Profit before tax	711	643	235
Tax	(4)	-	-
Profit after tax	707	643	235

Profit after tax and total comprehensive income for the year was £707m (2011: £643m, 2010: £235m). There were no other components of total comprehensive income other than the profit after tax.

The Company had no staff during the year (2011: nil, 2010: nil).

Balance sheet		2012	2011
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		-	1
Investments in subsidiaries	39	21,429	21,429
Derivative financial instrumenta		422	-
Other assets		86	24
Total assets		21,937	21,454

Liabilities
Deposits from Banks		409	-
Other liabilities		3	-
Total liabilities		412	-

Shareholders' equity
Called up share capital	33	3,061	3,050
Share premium account	33	9,416	9,330
Capital redemption reserve		394	394
Retained earnings		8,654	8,680
Total shareholders' equity		21,525	21,454
Total liabilities and shareholders' equity		21,937	21,454

The financial statements on pages 15 to 100 were approved by the Board Audit Committee under the authority of the Board of Directors on 29 August 2013 and signed on behalf of the company by:

Sir David Walker
Group Chairman

Antony Jenkins
Group Chief Executive

Notes
a The derivative financial instrument held by Barclays PLC (the Parent company) represents Barclays PLC's right to receive a Capital Note for no additional consideration, in the event the Barclays PLC consolidated Core Tier 1 (CT1) or Common Equity Tier 1 (CET1) ratio, as appropriate, falls below 7%, at which point the notes are automatically assigned by the holders to Barclays PLC.

Parent Company Accounts

Statement of changes in equity		Called up share capital and share premiuma	Capital reserves and other equity	Retained earnings	Total equity
	Notes	£m	£m	£m	£m
Balance as at 1 January 2012		12,380	394	8,680	21,454
Profit after tax and total comprehensive income		-	-	707	707
Issue of shares under employee share schemes		97	-	-	97
Dividends	12	-	-	(733)	(733)
Balance as at 31 December 2012		12,477	394	8,654	21,525

Balance as at 1 January 2011		12,339	394	8,710	21,443
Profit after tax and total comprehensive income		-	-	643	643
Issue of shares under employee share schemes		41	-	-	41
Dividends	12	-	-	(670)	(670)
Other		-	-	(3)	(3)
Balance as at 31 December 2011		12,380	394	8,680	21,454

Cash flow statement	2012	2011	2010
For the year ended 31 December	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	711	643	235
Changes in operating assets and liabilities	(72)	(14)	15
Other non-cash movements	(4)	-	-
Corporate income tax paid	-	-	(28)
Net cash from operating activities	635	629	222
Capital contribution to subsidiaries	-	-	(1,214)
Net cash used in investing activities	-	-	(1,214)
Issue of shares and other equity instruments	97	41	1,535
Dividends paid	(733)	(670)	(543)
Net cash from financing activities	(636)	(629)	992
Net decrease in cash and cash equivalents	(1)	-	-
Cash and cash equivalents at beginning of year	1	1	1
Cash and cash equivalents at end of yearb	-	1	1

Net cash from operating activities includes:
Dividends received	696	643	235
Interest received	4	5	5

The Parent Company's principal activity is to hold the investment in its wholly-owned subsidiary, Barclays Bank PLC. Dividends received are treated as operating income.

The Company was not exposed at 31 December 2012 or 2011 to significant risks arising from the financial instruments it holds, which comprised cash, balances with central banks and other assets which had no credit or market risk.

Notes
a Details of share capital and share premium are shown in Note 33.
b Comprising cash and balances at central banks.

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Notes to the Financial Statements

Significant accounting policies

This section describes Barclays significant accounting policies and critical accounting estimates that relate to the financial statements and notes as a whole. If an accounting policy or a critical accounting estimate relates to a specific note, the applicable accounting policy and/or critical accounting estimate is contained within the relevant note.

1 Significant accounting policies

1. Reporting entity
These financial statements are prepared for Barclays PLC and its subsidiaries (the Barclays PLC Group or the Group) under Section 399 of the Companies Act 2006. The Group is a major global financial services provider engaged in retail banking, credit cards, wholesale banking, investment banking, wealth management and investment management services. In addition, individual financial statements have been presented for the holding company.

2. Compliance with International Financial Reporting Standards
The consolidated financial statements of the Group, and the individual financial statements of Barclays PLC, have been prepared as described in the basis of preparation described on page 4 in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) issued by the Interpretations Committee, as published by the International Accounting Standards Board (IASB). They are also in accordance with IFRS and IFRIC interpretations endorsed by the European Union. The principal accounting policies applied in the preparation of the consolidated and individual financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied.

As explained in the basis of preparation on page 4, these financial statements have been restated solely to show the effects of the adoption of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011) on 1 January 2013 in accordance with their transition guidance and not to reflect events subsequent to 5 March 2013, the date of the approval of the 31 December 2012 financial statements. The Group's segmental disclosures required by IFRS 8 Operating Segments have also been restated for all periods presented to reflect changes made in 2013 to the allocation of Head Office results to businesses and portfolio restatements between the businesses, as described on pages 6-7.

3. Basis of preparation
The consolidated and individual financial statements have been prepared under the historical cost convention modified to include the fair valuation of investment property and particular financial instruments to the extent required or permitted under IFRS as set out in the relevant accounting policies. They are stated in millions of pounds Sterling (£m), the functional currency of Barclays PLC.

These restated financial statements have been prepared in accordance with the basis of preparation as described on page 4, including not having been updated for any subsequent events occurring between 5 March 2013 and 29 August 2013.

4. Accounting policies
Barclays prepares financial statements in accordance with IFRS. The Group's significant accounting policies relating to specific financial statement items, together with a description of the accounting estimates and judgements that were critical to preparing them, are set out under the relevant notes. Accounting policies that affect the financial statements as a whole are set out below.

(i) Consolidation
Barclays applies IFRS 10 Consolidated Financial Statements.

The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries. Subsidiaries are entities over which Barclays PLC has control. The Group has control over another entity when the Group has all of the following elements:

1) power over the relevant activities of the investee, for example through voting or other rights;
2) exposure to, or rights to, variable returns from its involvement with the investee; and
3) the ability to affect those returns through its power over the investee.

The assessment of control is based on the consideration of all facts and circumstances. The Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of the consolidation.

Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control.

Details of the principal subsidiaries are given in Note 39.

(ii) Foreign currency translation
The Group applies IAS 21 The Effects of Changes in Foreign Exchange Rates. Transactions and balances in foreign currencies are translated into Sterling at the rate ruling on the date of the transaction. Foreign currency balances are translated into Sterling at the period end exchange rates. Exchange gains and losses on such balances are taken to the income statement.

The Group's foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside the UK may have different functional currencies. The functional currency of an operation is the currency of the main economy to which it is exposed.

1 Significant accounting policies continued

Prior to consolidation (or equity accounting) the assets and liabilities of non-Sterling operations are translated at the closing rate and items of income, expense and other comprehensive income are translated into Sterling at the rate on the date of the transactions. Exchange differences arising on the translation of foreign operations are included in currency translation reserves within equity. These are transferred to the income statement when the Group loses control, joint control or significant influence over the foreign operation or on partial disposal of the operation.

(iii) Financial assets and liabilities
The Group applies IAS 39 Financial Instruments: Recognition and Measurement for the recognition, classification and measurement and derecognition of financial assets and financial liabilities, for the impairment of financial assets, and for hedge accounting.

Recognition
The Group recognises financial assets and liabilities when it becomes a party to the terms of the contract, which is the trade date or the settlement date.

Classification and measurement
Financial assets and liabilities are initially recognised at fair value and may be held at fair value or amortised cost depending on the Group's intention toward the assets and the nature of the assets and liabilities, mainly determined by their contractual terms.

The accounting policy for each type of financial asset or liability is included within the relevant note for the item. The Group's policies for determining the fair values of the assets and liabilities are set out in Note 18.

Derecognition
The Group derecognises a financial asset, or a portion of a financial asset, from its balance sheet where the contractual rights to cash flows from the asset have expired, or have been transferred, usually by sale, and with them either substantially all the risks and rewards of the asset or significant risks and rewards, along with the unconditional ability to sell or pledge the asset.

Financial liabilities are de-recognised when the liability has been settled, has expired or has been extinguished. An exchange of an existing financial liability for a new liability with the same lender on substantially different terms - generally a difference of 10% in the present value of the cash flows - is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

Critical accounting estimates and judgements
Transactions in which the Group transfers assets and liabilities, portions of them, or financial risks associated with them can be complex and it may not be obvious whether substantially all of the risks and rewards have been transferred. It is often necessary to perform a quantitative analysis. Such an analysis compares the Group's exposure to variability in asset cash flows before the transfer with its retained exposure after the transfer.

A cash flow analysis of this nature may require judgement. In particular, it is necessary to estimate the asset's expected future cash flows as well as potential variability around this expectation. The method of estimating expected future cash flows depends on the nature of the asset, with market and market-implied data used to the greatest extent possible. The potential variability around this expectation is typically determined by stressing underlying parameters to create reasonable alternative upside and downside scenarios. Probabilities are then assigned to each scenario. Stressed parameters may include default rates, loss severity or prepayment rates.

(iv) Issued debt and equity instruments
The Group applies IAS 32, Financial Instruments: Presentation, to determine whether funding is either a financial liability (debt) or equity.

Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument, if this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised when paid or declared by the members at the annual general meeting and treated as a deduction from equity.

Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the balance of the proceeds is included within equity.

5. Future accounting developments
As at 31 December 2012 the IASB had issued the following accounting standards, which have not been reflected in these restated financial statements:

-IFRS 12 Disclosures of Interests in Other Entities  This requires disclosures in respect of interests in, and risks arising, from subsidiaries, joint ventures, associates and structured entities whether consolidated or not. As a disclosure only standard it will have no financial impact.   This standard is applicable for periods beginning on or after 1 January 2013.  As explained on page 4 these financial statements have not been restated to include the disclosures required by IFRS 12; and

-IAS 32 Amendments Offsetting Financial Assets and Financial Liabilities.  The circumstances in which netting is permitted have been clarified. The clarifications are effective from 1 January 2014.

IFRS 13 Fair value measurement   This provides comprehensive guidance on how to calculate the fair value of financial and non financial assets and liabilities. IFRS 13 is applied prospectively from 1 January 2013. The effects of adoption were not material to the Group. As explained on page 4 these financial statements have not been restated to include the disclosures required by IFRS 13.

1 Significant accounting policies continued

In 2009 and 2010, the IASB issued IFRS 9 Financial Instruments which contains new requirements for accounting for financial assets and liabilities, and will contain new requirements for impairment and hedge accounting, replacing the corresponding requirements in IAS 39. It will lead to significant changes in the way that the Group accounts for financial instruments. The key changes issued and proposed relate to:

-Financial assets. Financial assets will be held at either fair value or amortised cost, except for equity investments not held for trading and certain eligible debt instruments, which may be held at fair value through other comprehensive income;

-Financial liabilities. Gains and losses on fair value changes in own credit arising on non-derivative financial liabilities designated at fair value through profit or loss will be excluded from the Income Statement and instead taken to other comprehensive income;

-Impairment. Credit losses expected (rather than only losses incurred in the year) on loans, debt securities and loan commitments not held at fair value through profit or loss will be reflected in impairment allowances; and

-Hedge accounting. Hedge accounting will be more closely aligned with financial risk management.

Adoption is not mandatory until periods beginning on or after 1 January 2015, subject to EU endorsement. Earlier adoption is possible, subject to endorsement. At this stage, it is not possible to determine the potential financial impacts of adoption on the Group.

In addition, the IASB has indicated that it will issue a new standard on accounting for leases. Under the proposals, lessees would be required to recognise assets and liabilities arising from both operating and finance leases on the balance sheet. The IASB also plans to issue new standards on insurance contracts and revenue recognition. The Group will consider the financial impacts of these new standards as they are finalised.

Critical accounting estimates and judgements
The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies.

Determining whether the Group has control of an entity, particularly a structured entity, may involve significant judgment.  This judgment may involve assessing the purpose and design of the entity, determining the relevant activities of the entity and the level of the Group's influence over them, and assessing the extent to which the Group is exposed to and can influence the variable returns from the entity.  It will also often be necessary to consider whether the Group, or another involved party with power over the relevant activities, is acting as an agent on behalf of others or as a principal investor.

There is also often considerable judgment involved in the ongoing assessment of control of structured entities.  In this regard, where market conditions have deteriorated such that the other investors' exposures to variable returns have been substantively eroded, the Group may conclude that the managers of the structured entity are acting de-facto under its direction as the sole remaining investor and therefore will consolidate the structured entity. Upon initial adoption of IFRS 10, the Group consolidated several securitisation vehicles on this basis, recognising a £382m decrease in total equity due to the consolidation of these entities as at 31 December 2012.

The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements are highlighted under the relevant note. Critical accounting estimates and judgements are disclosed in:

	Page		Page
Credit impairment charges and impairment on available for sale investments	26	Goodwill and intangible assets	62
Tax	28	Provisions	67
Available-for-sale investments	39	Pensions and post-retirement benefits	84
Fair value of financial instruments	40

[Page left blank for pagination purposes]

Performance

The notes included in this section focus on the results and performance of the Group. Information on the income generated, expenditure incurred, segmental performance, tax, earnings per share and dividends are included here.

2 Segmental reporting
Presentation of segmental reporting
The Group's segmental reporting is in accordance with IFRS 8 Operating Segments. Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Committee, which is responsible for allocating resources and assessing performance of the operating segments and has been identified as the chief operating decision maker. All transactions between business segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in Head Office. Income and expenses directly associated with each segment are included in determining business segment performance.

Analysis of results by business	UK RBB	Europe RBB	Africa RBB	Barclaycard	Investment Bank	Corporate Banking	Wealth and Investment Management	Head Office Functions and Other Operations	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2012
Total income net of insurance claimsa	4,384	708	2,928	4,344	11,775	3,046	1,820	(3,996)	25,009
Credit impairment charges and other provisionsb	(269)	(257)	(632)	(1,049)	(204)	(885)	(38)	(6)	(3,340)
Operating expensesc,d,e	(4,074)	(807)	(1,984)	(2,262)	(7,631)	(2,561)	(1,509)	(184)	(21,012)
Other income/(losses)f	4	13	10	29	50	10	1	23	140
Profit /(loss) before tax from continuing operations	45	(343)	322	1,062	3,990	(390)	274	(4,163)	797
Total assets	134,554	46,119	42,228	38,156	1,073,663	87,841	24,480	41,294	1,488,335
As at 31 December 2011
Total income net of insurance claimsa	4,621	1,004	3,364	4,305	10,222	3,315	1,770	3,691	32,292
Credit impairment charges and other provisionsb	(536)	(207)	(462)	(1,312)	(93)	(1,150)	(41)	(1,801)	(5,602)
Operating expensesc,d,e	(3,266)	(1,576)	(2,177)	(2,459)	(7,726)	(2,099)	(1,538)	(45)	(20,886)
Other income/(losses)f	3	12	5	31	12	(71)	(3)	(23)	(34)
Profit /(loss) before tax from continuing operations	822	(767)	730	565	2,415	(5)	188	1,822	5,770
Total assets	127,123	50,243	45,852	34,780	1,158,706	92,890	20,821	31,668	1,562,083
As at 31 December 2010
Total income net of insurance claimsa	4,456	931	3,237	4,268	13,265	3,302	1,581	400	31,440
Credit impairment charges and other provisionsb	(819)	(255)	(561)	(1,747)	(543)	(1,697)	(48)	(2)	(5,672)
Operating expensesc,d,e	(2,899)	(963)	(2,217)	(1,720)	(8,617)	(2,186)	(1,400)	(35)	(20,037)
Other income/(losses)f	99	44	84	25	18	(2)	-	-	268
Profit /(loss) before tax from continuing operations	837	(243)	543	826	4,123	(583)	133	363	5,999
Total assets	121,908	52,557	56,180	31,429	1,094,742	90,026	17,869	25,569	1,490,280

Notes

a The impact of own credit movements in the fair value of structured note issuance is a charge of £4,579m (2011: gain of £2,708m; 2010: gain of £391m) is  included within the results of Head Office Functions and Other Operations. This reflects the fact that these fair value movements relate to the credit worthiness of the issuer as a whole. Furthermore, delays to planned changes in accounting standards will mean own credit movements are likely to continue to be reflected in the income statement for the foreseeable future.

b Credit impairment charges included £nil (2011: £1,800m, 2010: £nil) impairment on the investment in BlackRock, Inc. within the results of Head Office Functions and Other Operations.
c The UK bank levy of £345m (2011: £325m, 2010: £nil) is allocated to businesses by way of the Head Office allocations.
d The provision for PPI redress of £1,600m is reported under UK RBB £1,180m (2011: £400m, 2010: £nil) and Barclaycard £420m (2011: £600m, 2010: £nil).

e The impairment of goodwill is £nil (2011: £597m, 2010: £243m) relates to Europe RBB £nil (2011: £427m, 2010: £nil), Corporate Banking £nil (2011: £123m, 2010: £243m) and Barclaycard £nil (2011: £47m, 2010: £nil).

f Other income/(losses) represents: share of post-tax results of associates and joint ventures; profit or (loss) on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.

2 Segmental reporting continued
The Group's activities have been organised under the following business groupings:

-    UK RBB is a leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK RBB also provides unsecured loans and general insurance as well as banking and money transmission services to small and medium sized businesses. UK RBB was previously named UK Retail Banking;

-    Europe RBB provides retail services, as well as business lending to small and medium sized enterprises, through a variety of distribution channels. Europe RBB was previously named Western Europe Retail Banking;

- Africa RBB provides retail and corporate across Africa and the Indian Ocean. Africa RBB combines the operations previously reported as Barclays Africa and Absa;

- Barclaycard is an international payments services provider for consumer and business customers including credit cards and consumer lending;

-    The Investment Bank division of Barclays provides large corporate, government and institutional clients with a full spectrum of solutions to meet their strategic advisory, financing and risk management needs;

- Corporate Banking provides integrated banking solutions to large corporates, financial institutions and multinationals in the UK and internationally;

- Wealth and Investment Management focuses on private and intermediary clients worldwide, providing international and private banking, investment management, fiduciary services and brokerage; and

- Head Office Functions and Other Operations comprise head office and central support functions, businesses in transition and consolidation adjustments.

	Statutory
Income by Geographic Regiona	2012	2011	2010
	£m	£m	£m
Continuing operations
UK	7,461	15,819	12,714
Europe	4,457	4,207	4,828
Americas	7,554	6,025	7,742
Africa and Middle East	4,472	4,967	4,997
Asia	1,065	1,274	1,159
Total	25,009	32,292	31,440

Statutory income from individual countries which represent more than 5% of total incomea	2012	2011	2010
	£m	£m	£m
Continuing operations
UK	7,461	15,819	12,714
US	7,333	5,802	7,172
South Africa	3,700	3,942	3,684

a Total income net of insurance claims based on counterparty location.

3 Net interest income
Accounting for interest income and expense
The Group applies IAS 39 Financial Instruments: Recognition and Measurement. Interest income on loans and advances at amortised cost, available for sale debt investments, and interest expense on financial liabilities held at amortised cost, are calculated using the effective interest method which allocates interest, and direct and incremental fees and costs, over the expected lives of the assets and liabilities.

The effective interest method requires the Group to estimate future cash flows, in some cases based on its experience of customers' behaviour, considering all contractual terms of the financial instrument, as well as the expected lives of the assets and liabilities. Due to the large number of products and types (both assets and liabilities), there are no individual estimates that are material to the results or financial position.

See also Note 14 - Financial assets designated at fair value and Note 17 - Financial liabilities designated at fair value for relevant accounting policies.

	2012	2011	2010
	£m	£m	£m
Cash and balances with central banks	253	392	271
Available for sale investments	1,736	2,137	1,483
Loans and advances to banks	376	350	440
Loans and advances to customers	16,448	17,271	17,677
Other	398	439	164
Interest income	19,211	20,589	20,035
Deposits from banks	(257)	(366)	(370)
Customer accounts	(2,485)	(2,526)	(1,410)
Debt securities in issue	(2,921)	(3,524)	(3,632)
Subordinated liabilities	(1,632)	(1,813)	(1,778)
Other	(262)	(159)	(322)
Interest expense	(7,557)	(8,388)	(7,512)
Net interest income	11,654	12,201	12,523

Interest income includes £211m (2011: £243m, 2010: £213m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements and hedging activity. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed on page 38.

2012
Net interest income declined by 4% to £11,654m. Interest income decreased by 7% to £19,211m, driven by a reduction in income from loans and advances to customers, which fell £823m to £16,448m, and interest income derived from available for sale investments, which fell £401m to £1,736m. The decrease in interest income from loans and advances to customers is attributable primarily to the Investment Bank and Africa RBB reflecting lower average loan balances.  These movements were partly offset by a £110m increase in Barclaycard reflecting increased average loan balances due to the Egg acquisition. The fall in interest from available for sale investments primarily reflects lower average balances and yield in the Investment Bank and lower yields on government bonds held in the Liquidity Risk Appetite portfolio. Interest expense reduced by 10% to £7,557m, driven by a reduction in interest on debt securities in issue of £603m to £2,921m due to lower average balances and lower yields, and a reduction in interest on subordinated liabilities of £181m to £1,632m due to lower average balances.

The net interest margin for Retail and Business Banking,  Barclaycard, Corporate Banking and Wealth and Investment Management decreased to 1.84% (2011: 2.03%), primarily reflecting the reduction in contribution from Group hedging activities.

2011
Net interest income decreased £322m to £12,201m. Interest income rose 3% to £20,589m reflecting an increase in interest income derived from available for sale investments of £654m, predominantly as a result of the expansion of the Liquidity Risk Appetite portfolio during the year. This was largely offset by a decrease in interest income from loans and advances to customers primarily as a result of lower average balances in the Investment Bank (excluding settlement balances and cash collateral), offset partially by increased lending across the majority of other businesses. The increase in interest expense was driven primarily by a reduction in benefits from Group hedging activities.

The net interest margin for Retail and Business Banking, Barclaycard, Corporate Banking, and Wealth and Investment Management remained stable at 2.03% (2010: 2.03%).

4 Net fee and commission income
Accounting for net fee and commission income
The Group applies IAS 18 Revenue. Fees and commissions charged for services provided or received by the Group are recognised as the services are provided, for example on completion of the underlying transaction.

	2012	2011	2010
	£m	£m	£m
Banking, investment management and credit related fees and commissions	9,945	9,958	10,142
Brokerage fees	92	87	77
Foreign exchange commission	176	163	149
Fee and commission income	10,213	10,208	10,368
Fee and commission expense	(1,677)	(1,586)	(1,497)
Net fee and commission income	8,536	8,622	8,871

2012
Net fee and commission income remained stable with a £86m decline to £8,536m. Higher fees as a result of increased volumes within the Barclaycard Business Payment and US portfolios and growth in debt and equity underwriting activity were offset by lower commissions mainly from Italy mortgage sales and the impact of adverse currency movements in Africa RBB.

2011
Net fee and commission income declined £249m to £8,622m, primarily due to financial advisory and debt underwriting income within the Investment Bank being impacted by lower deal activity.

5 Net trading income
Accounting for net trading income
In accordance with IAS 39, trading positions are held at fair value and the resulting gains and losses are included in the income statement, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.

Income arises from both the sale and purchase of trading positions, margins which are achieved through market-making and customer business and from changes in fair value caused by movements in interest and exchange rates, equity prices and other market variables.

Own credit gains/losses arise from the fair valuation of financial liabilities designated at fair value through profit or loss. See Note 17 Financial liabilities designated at fair value.

	2012	2011	2010
	£m	£m	£m
Trading income	7,926	4,952	7,687
Own credit (losses)/gains	(4,579)	2,708	391
Net trading income	3,347	7,660	8,078

Included within net trading income were gains of £656m (2011: £16m loss, 2010: £32m gain) on financial assets designated at fair value and losses of £3,980m (2011: £3,850m gain, 2010: £903m loss) on financial liabilities designated at fair value.

2012
Net trading income decreased 56% to £3,347m, primarily reflecting a £7,287m variance in own credit (2012: £4,579m charge; 2011: £2,708m gain) as a result of improved credit spreads on Barclays issued debt. This was offset partially by a £2,974m increase in underlying trading income, reflecting increased liquidity and higher client volumes across a number of product areas in Fixed Income, Commodities and Currencies and an improved performance in cash equities and equity derivatives in Equities and Prime Services.

2011
Net trading income decreased £418m to £7,660m. Trading income, which primarily arises in the Investment Bank, decreased 36% to £4,952m reflecting lower contributions from Commodities and Fixed Income Rates and Credit, partially offset by an increase in Currency that benefitted from market volatility and strong client volumes. The impact from difficult trading conditions was partially offset by a gain on own credit of £2,708m (2010: £391m).

6 Net investment income
Accounting for net investment income
Dividends are recognised when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 16, Available for sale investments, and Note 14, Financial assets designated at fair value.

	2012	2011	2010
	£m	£m	£m
Net gain from disposal of available for sale investments	452	1,645	1,027
Dividend income	42	129	116
Net gain from financial instruments designated at fair value	233	287	274
Other investment income	117	244	60
Net investment income	844	2,305	1,477

2012
Net investment income decreased by £1,461m to £844m largely driven by the non-recurrence of gains on disposal of the economic structural hedge portfolio during 2011 and a reduction in dividends following the disposal of the Group's stake in BlackRock, Inc. during the first half of 2012.

2011
Net investment income increased by £828m to £2,305m due to the gains on the sale of hedging instruments held as part of the economic structural hedge portfolio and increases in income from investment properties.

7 Credit impairment charges and impairment on available for sale investments
Accounting for the impairment of financial assets
Loans and other assets held at amortised cost
In accordance with IAS 39, the Group assesses at each balance sheet date whether there is objective evidence that loan assets or available for sale investments (debt or equity) will not be recovered in full and, wherever necessary, recognises an impairment loss in the income statement.

An impairment loss is recognised if there is objective evidence of impairment as a result of events that have occurred and these have adversely impacted the estimated future cash flows from the assets. These events include:

▪ becoming aware of significant financial difficulty of the issuer or obligor;

▪ a breach of contract, such as a default or delinquency in interest or principal payments;

▪ the Group, for economic or legal reasons relating to the borrower's financial difficulty, grants a concession that it would not otherwise consider;

▪ it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

▪ the disappearance of an active market for that financial asset because of financial difficulties; and

▪ observable data at a portfolio level indicating that there is a measurable decrease in the estimated future cash flows, although the decrease cannot yet be ascribed to individual financial assets in the portfolio - such as adverse changes in the payment status of borrowers in the portfolio or national or local economic conditions that correlate with defaults on the assets in the portfolio.

Impairment assessments are conducted individually for significant assets, which comprise all wholesale customer loans and larger retail business loans and collectively for smaller loans and for portfolio level risks, such as country or sectoral risks. For the purposes of the assessment, loans with similar credit risk characteristics are grouped together, generally on the basis of their product type, industry, geographical location, collateral type, past due status and other factors relevant to the evaluation of expected future cash flows.

The impairment assessment includes estimating the expected future cash flows from the asset or the group of assets, which are then discounted using the original effective interest rate calculated for the asset. If this is lower than the carrying value of the asset or the portfolio, an impairment allowance is raised.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Following impairment, interest income continues to be recognised at the original effective interest rate on the restated carrying amount, representing the unwind of the discount of the expected cash flows, including the principal due on non-accrual loans.

Uncollectable loans are written off against the related allowance for loan impairment on completion of the Group's internal processes and all recoverable amounts have been collected. Subsequent recoveries of amounts previously written off are credited to the income statement.

Available for sale investments
Impairment of available for sale debt instruments
Debt instruments are assessed for impairment in the same way as loans. If impairment is deemed to have occurred, the cumulative decline in the fair value of the instrument that has previously been recognised in equity is removed from equity and recognised in the income statement. This may be reversed if there is evidence that the circumstances of the issuer have improved.

7 Credit impairment charges and impairment on available for sale investments continued
Impairment of available for sale equity instruments
Where there has been a prolonged or significant decline in the fair value of an equity instrument below its acquisition cost, it is deemed to be impaired. The cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement.

Increases in the fair value of equity instruments after impairment are recognised directly in other comprehensive income. Further declines in the fair value of equity instruments after impairment are recognised in the income statement.

Critical accounting estimates and judgements
The calculation of the impairment allowance involves the use of judgement, based on the Group's experience of managing credit risk.

Within the retail and small businesses portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses use as primary inputs the extent to which accounts in the portfolio are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable. The impairment charge reflected in the income statement for these retail portfolios is £2,075m (2011: £2,477m; 2010: £3,379m) and amounts to 63% (2011: 65%; 2010: 60%) of the total impairment charge on loans and advances.

For individually significant assets, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account (for example, the business prospects for the customer, the realisable value of collateral, the Group's position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process). The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan's original effective interest rate), and its carrying amount. Subjective judgements are made in the calculation of future cash flows. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to wholesale portfolios is £1,228m (2011: £1,313m; 2010: £2,246m) and amounts to 37% (2011: 35%; 2010: 40%) of the total impairment charge on loans and advances. Further information on impairment allowances and related credit information is set out within the Risk review.

	2012	2011	2010
	£m	£m	£m
New and increased impairment allowances	4,447	4,962	6,939
Releases	(928)	(931)	(1,189)
Recoveries	(212)	(265)	(201)
Impairment charges on loans and advances	3,307	3,766	5,549
(Releases)/charges in respect of provision for undrawn contractually committed facilities and guarantees provided	(4)	24	76
Loan impairment	3,303	3,790	5,625
Available for sale assets (excluding BlackRock, Inc.)	40	60	51
Reverse repurchase agreements	(3)	(48)	(4)
Credit impairment charges and other provisions	3,340	3,802	5,672
Impairment of investment in BlackRock, Inc.	-	1,800	-

More information on the impairment assessment and the measurement of credit losses is included on pages 144-145. The movements on the impairment allowance and the charge for the year is shown on page 113.

2012
Loan impairment fell 13% to £3,303m, reflecting lower impairment in UKRBB, Barclaycard and Corporate Banking, partially offset by higher charges in Europe and South Africa.

2011
Loan impairment fell 33% to £3,790m, reflecting generally improving underlying trends across the majority of retail and wholesale businesses. Retail impairment charges reduced 27%, principally relating to Barclaycard, UKRBB and Africa RBB. Wholesale impairment charges reduced 41%, principally reflecting lower charges in Spain and in the Investment Bank, including a release of £223m relating to the loan to Protium which has now been repaid.

As at 30 September 2011, an impairment charge of £1,800m was recognised resulting from an assessment that there was objective evidence that the Group's investment in BlackRock, Inc. was impaired.  The impairment reflects the recycling through the income statement of the cumulative reduction in market value previously recognised in the available for sale reserve, since the Group's acquisition of its holding in BlackRock, Inc. as part of the sale of Barclays Global Investors on 1 December 2009.

Further analysis of the Group's impairment charges is presented on pages 112-114.

8 Administration and general expenses

	2012	2011	2010
	£m	£m	£m
Property and equipment	1,656	1,763	1,813
Outsourcing and professional services	2,179	1,869	1,705
Operating lease rentals	622	659	637
Marketing, advertising and sponsorship	572	585	631
Communications, subscriptions, publications and stationery	727	740	750
Travel and accommodation	324	328	358
Other administration and general expenses	546	400	566
Impairment of property, equipment and intangible assets (excluding goodwill)	17	12	125
Administration and general expenses	6,643	6,356	6,585

2012
Administration and general expenses increased £287m to £6,643m, primarily due to the £290m penalty relating to the industry wide investigation into the setting of interbank offered rates.  An increase in expenses relating to the Financial Services Compensation Scheme were offset by a reduction in the underlying cost base reflecting the impact of the Group-wide cost reduction initiative.

2011
Administration and general expenses decreased £229m to £6,356m, principally reflecting the benefits of restructuring and the non-recurrence of the one-off provision in respect of the resolution of a review of Barclays compliance with US economic sanctions that occurred in 2010. These reductions have been offset by an increase in outsourcing and professional services as a result of Barclaycard acquisitions and restructuring charges.

9 Profit on disposal of subsidiaries, associates and joint ventures
During the year, the profit on disposal of subsidiaries, associates and joint ventures was £28m (2011: loss of £94m), principally relating to the disposal of the Group's 51% stake in Iveco Finance in May 2012.  The Iveco gain on disposal of £21m relates to accumulated foreign exchange gains that were previously recognised directly in equity and were recycled through the income statement within Head Office and Other Operations.

10 Tax
Accounting for income taxes
Barclays applies IAS 12 Income Taxes in accounting for taxes on income. Income tax payable on taxable profits ('Current Tax') is recognised as an expense in the period in which the profits arise. Withholding taxes are also treated as income taxes. Income tax recoverable on tax allowable losses is recognised as a current tax asset only to the extent that it is regarded as recoverable by offset against taxable profits arising in the current or prior period. Current tax is measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising from the differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are only offset when there is both a legal right to set-off and an intention to settle on a net basis.

	2012	2011	2010
	£m	£m	£m
Current tax charge
Current year	568	2,690	1,413
Adjustment for prior years	207	(61)	(20)
	775	2,629	1,393
Deferred tax (credit)/charge
Current year	(72)	(657)	102
Adjustment for prior years	(87)	(70)	5
	(159)	(727)	107
Tax charge	616	1,902	1,500

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income, which includes within Other a tax credit of £96m (2011: £74m charge; 2010: £59m credit), principally relating to share based payments.

10 Tax continued
The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group's profit before tax.

	2012	2011	2010
	£m	£m	£m
Profit before tax from continuing operations	797	5,770	5,999
Tax charge based on the standard UK corporation tax rate of 24.5% (2011: 26.5%, 2010: 28%)	195	1,529	1,680
Effect of non-UK profits or losses at local statutory tax rates different from the UK statutory tax rate	401	193	110
Non-creditable taxes	563	567	454
Non-taxable gains and income	(642)	(494)	(572)
Impact of share price movements on share-based payments	(63)	147	41
Deferred tax assets previously not recognised	(135)	(816)	(160)
Change in tax rates	(75)	17	34
Non-deductible impairment charges, loss on disposals and UK bank levy	84	770	68
Other items including non-deductible expenses	168	120	(140)
Adjustments in respect of prior years	120	(131)	(15)
Tax charge	616	1,902	1,500
Effective tax rate	77.3%	33.0%	25.0%

The tax charge for continuing operations for 2012 was £616m (2011: £1,902m) on profit before tax of £797m (2011: £5,770m), representing an effective tax rate of 77.3% (2011: 33.0%).The high effective tax rate in 2012 is a result of the combination of losses in the UK, primarily relating to the own credit charge of £4,579m (2011: gain of £2,708m) with tax relief at 24.5% (2011:26.5%) and profits outside the UK taxed at higher rates represented by £401m (2011: £193m) in the tax rate reconciliation above. The aggregate of the remaining items in the tax rate reconciliation amount to £20m (2011: £180m).

Current tax assets and liabilities
Movements on current tax assets and liabilities were as follows:

	2012	2011
	£m	£m
Assets	374	196
Liabilities	(1,397)	(646)
As at 1 January 2012	(1,023)	(450)
Income statement	(775)	(2,629)
Equity	(172)	104
Corporate income tax paid	1,516	1,686
Other movements	85	266
	(369)	(1,023)
Assets	252	374
Liabilities	(621)	(1,397)
As at 31 December 2012	(369)	(1,023)

Other movements include current tax amounts relating to acquisitions, disposals and exchange.

Deferred tax assets and liabilities
The deferred tax amounts on the balance sheet were as follows:

	2012	2011
	£m	£m
Barclays Group US Inc. tax group (BGUS)	1,160	1,094
US Branch of Barclays Bank PLC (US Branch)	953	739
Spanish tax group	611	704
UK Group relief group	532	174
Other	307	617
Deferred tax asset	3,563	3,328
Deferred tax liability	(342)	(566)
Net deferred tax	3,221	2,762

10 Tax continued
The table below shows the components of deferred tax amounts on the balance sheet. Positive amounts in liabilities relate to deferred tax assets in entities that are in a net liability position on the balance sheet.

	Fixed asset timing differences	Available for sale investments	Cash flow hedges	Retirement benefit obligations	Loan impairment allowance	Other provisions	Tax losses carried forward	Share based payments	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	17	43	-	501	376	96	1,346	329	855	3,563
Liabilities	(84)	(49)	(661)	40	81	9	290	167	(135)	(342)
At 31 December 2012	(67)	(6)	(661)	541	457	105	1,636	496	720	3,221

Assets	97	160	-	405	391	161	1,493	226	395	3,328
Liabilities	(247)	(39)	(489)	(5)	40	100	-	130	(56)	(566)
At 31 December 2011	(150)	121	(489)	400	431	261	1,493	356	339	2,762

US deferred tax assets in BGUS and the US Branch
The deferred tax asset in BGUS and the US Branch includes amounts relating to tax losses of £135m (2011: £329m) and £834m (2011: £603m) respectively, which first arose in 2007. In accordance with US tax rules tax losses can be carried forward and offset against profits for a period of 20 years and therefore any unused tax losses may begin to expire in 2028. The remaining balance primarily relates to temporary differences which are not time limited. The deferred tax asset for the US Branch has been measured using a marginal tax rate being the excess of the US tax rate (a combination of Federal, City and State taxes) over the UK statutory rate.

BGUS returned to profitability in 2012, primarily driven by Barclays Capital Inc., its US Broker Dealer, with tax losses expected to be fully utilised in 2013. A 20% reduction in forecasted profit would not extend the recovery period. The assumptions used in the profit forecasts do not include any incremental tax planning strategies.

The tax losses in the US Branch are projected to be fully utilised by 2018, based on profit forecasts covering the period from 2013 to 2015, with no profit growth assumed after 2015. A 20% reduction in forecasted profit would extend the recovery period by 2 years to 2020. The assumptions used in the profit forecasts do not include any incremental tax planning strategies.

Spain deferred tax asset
The deferred tax asset in Spain includes £322m (2011: £417m) relating to tax losses incurred from 2010 to 2012. In accordance with Spanish tax rules tax losses can be carried forward and offset against profits for a period of 18 years. The remaining balance primarily relates to temporary differences which are not time limited. The asset has reduced to £611m (2011: £704m) reflecting a lower anticipated tax recovery rate.

The 2010 to 2012 tax losses are expected to be fully utilised by 2023. Additional losses are anticipated to arise in 2013 partly relating to restructuring costs. The recoverability of the deferred tax asset has been determined using business profit forecasts covering the period from 2013 to 2016, with a subsequent annual growth rate of 2% p.a. A 20% reduction in forecasted profits for 2016 and each subsequent year would extend the recovery period of the tax losses by two years to 2025. A reduction in profits of more than this may result in a partial impairment of the deferred tax asset depending upon the timing of the reversal of deductible temporary differences. The forecast assumptions do not include any incremental tax planning strategies.

Other deferred tax assets
The deferred tax asset of £307m (2011: £617m) in other entities includes £55m (2011: £144m) relating to tax losses carried forward. Entities which have suffered a loss in either the current or prior year have a total deferred tax asset of £667m (2011: £363m) relating to tax losses carried forward and temporary differences. Recognition is based on profit forecasts which indicate that it is probable that the entities will have future taxable profits against which the losses and temporary differences can be utilised.

The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

10 Tax continued

	Fixed asset timing differences	Available for sale investments	Cash flow hedges	Retirement benefit obligations	Loan impairment allowance	Other provisions	Tax losses carried forward	Share based payments	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	254	186	-	403	431	261	1,493	356	1,435	4,819
Liabilities	(404)	(65)	(489)	(3)	-	-	-	-	(1,096)	(2,057)
Effect of the adoption of IFRS 10 on assets	-	-	-	-	-	-	-	-	282	282
At 1 January 2012 as restated	(150)	121	(489)	400	431	261	1,493	356	621	3,044
Income statement	60	(49)	(30)	(185)	86	(134)	130	171	110	159
Equity	-	(67)	(146)	321	-	-	-	(12)	(6)	90
Other movements	23	(11)	4	5	(60)	(22)	13	(19)	(5)	(72)
	(67)	(6)	(661)	541	457	105	1,636	496	720	3,221
Assets	158	61	53	542	457	105	1,636	496	1,551	5,059
Liabilities	(225)	(67)	(714)	(1)	-	-	-	-	(831)	(1,838)
At 31 December 2012	(67)	(6)	(661)	541	457	105	1,636	496	720	3,221

Assets	134	76	-	753	345	162	1,558	372	668	4,068
Liabilities	(558)	(43)	(109)	-	-	-	-	-	(720)	(1,430)
At 1 January 2011	(424)	33	(109)	753	345	162	1,558	372	(52)	2,638
Income statement	267	10	-	(154)	91	110	(54)	37	420	727
Equity	-	73	(393)	(202)	-	-	-	(82)	3	(601)
Other movements	7	5	13	3	(5)	(11)	(11)	29	(32)	(2)
	(150)	121	(489)	400	431	261	1,493	356	339	2,762
Assets	254	186	-	403	431	261	1,493	356	1,435	4,819
Liabilities	(404)	(65)	(489)	(3)	-	-	-	-	(1,096)	(2,057)
At 31 December 2011	(150)	121	(489)	400	431	261	1,493	356	339	2,762

Other movements include deferred tax amounts relating to acquisitions, disposals and exchange.

The amount of deferred tax liability expected to be settled after more than 12 months is £1,337m (2011: £915m). The amount of deferred tax asset expected to be recovered after more than 12 months is £3,537m (2011: £2,368m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Unrecognised deferred tax
Deferred tax assets have not been recognised in respect of gross deductible temporary differences of £28m (2011: £1,163m), gross tax losses of £7,295m (2011: £2,299m) which includes capital losses of £3,358m (2011: £2,034m), and unused tax credits of £155m (2011: £nil). Tax losses of £3m (2011: £97m) expire within 5 years, £83m (2011: £101m) expire within 6 to 10 years, £5m (2011: £5m) expire within 11 to 20 years and £7,204m (2011: £2,096m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which the Group can utilise benefits.

Deferred tax is not recognised in respect of the Group's investments in subsidiaries and branches where remittance is not contemplated and for those associates and interests in joint ventures where it has been determined that no additional tax will arise. The aggregate amount of temporary differences for which deferred tax liabilities have not been recognised is £836m (2011: £703m).

Critical accounting estimates and judgements
The Group is subject to income taxes in numerous jurisdictions and the calculation of the Group's tax charge and worldwide provisions for income taxes necessarily involves a degree of estimation and judgement. There are many transactions and calculations for which the ultimate tax treatment is uncertain and cannot be determined until resolution has been reached with the relevant tax authority. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. These risks are managed in accordance with the Group's Tax Risk Framework.

Deferred tax assets have been recognised based on business profit forecasts. Further detail on the recognition of deferred tax assets are provided on page 28 in the deferred tax assets and liabilities section of this tax note.

11 Earnings per share

	2012	2011	2010
	£m	£m	£m
(Loss)/profit attributable to equity holders of parent from continuing operations	(624)	2,924	3,514
Dilutive impact of convertible options	-	-	(10)
(Loss)/profit attributable to equity holders of parent from continuing operations including dilutive impact of convertible options	(624)	2,924	3,504

	2012	2011	2010
	million	million	million
Basic weighted average number of shares in issuea	12,225	11,988	11,719
Number of potential ordinary shares	389	538	733
Diluted weighted average number of shares	12,614	12,526	12,452

	Basic earnings per share			Diluted earnings per shareb
	2012	2011	2010	2012	2011	2010
	p	p	p	p	p	p
(Loss)/earnings per ordinary share from continuing operations	(5.1)	24.4	30.0	(5.1)	23.3	28.1
(Loss)/earnings per ordinary share	(5.1)	24.4	30.0	(5.1)	23.3	28.1

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the number of basic weighted average number of shares excluding treasury shares held in employee benefit trusts or held for trading. When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 389 million (2011: 538 million) shares. In addition, the profit attributable to equity holders of the parent is adjusted for the dilutive impact of the potential conversion of outstanding options held in respect of Absa Group Limited. The decrease in the number of potential ordinary shares is primarily driven by the impact of the decrease in the average share price to £2.14 (2011: £2.34) on both the 379 million (2011: 379 million) unexercised warrants and the 820 million (2011: 867 million) outstanding options granted under employee share schemes, which have strike prices ranging from £1.41 to £5.22 with an average of £3.28 (2011: £3.71).

The 379 million unexercised warrants as at 31 December 2012 were exercised on 13 February 2013. Please refer to Note 47.

Of the total number of employee share options and share awards at 31 December 2012, 145 million were anti-dilutive (2011: 248 million).

12 Dividends on Ordinary Shares
The Directors have approved a final dividend in respect of 2012 of 3.5p per ordinary share of 25p each, amounting to £426m (2011: £366m), which will be paid on 15 March 2013. The financial statements for the year ended 31 December 2012 does not reflect this dividend, which will be accounted for in shareholders' equity as an appropriation of retained profits in the year ending 31 December 2013. The 2012 financial statements include the 2012 interim dividends of £367m (2011: £362m) and final dividend declared in relation to 2011 of £366m (2010: £298m).

a The number of basic weighted average number of shares excludes Treasury shares held in employee benefit trusts for trading.

b Potential ordinary shares shall be treated as dilutive when, and only when, their conversion to ordinary shares would increase loss per share

[Page left blank for pagination purposes]

Assets and liabilities held at fair value

The notes included in this section focus on assets and liabilities the Group holds and recognises at fair value.  Fair value refers to the price that would be received to sell an asset or the price that would be paid to transfer a liability in an arms length transaction with a willing counterparty, which may be an observable market price or, where there is no quoted price for the instrument, may be an estimated based on available market data.  Detail regarding the Group's approach to managing market risk can be found on pages 154 to 158.

13 Trading portfolio
Accounting for trading portfolio assets and liabilities
In accordance with IAS 39, all assets and liabilities held for trading purposes are held at fair value with gains and losses in the changes in fair value taken to the income statement net trading income (Note 5).

	Trading portfolio assets		Trading portfolio liabilities
	2012	2011	2012	2011
	£m	£m	£m	£m
Debt securities and other eligible bills	116,307	123,364	(36,742)	(35,063)
Equity securities	24,519	24,861	(7,979)	(10,741)
Traded loans	2,410	1,374	-	-
Commodities	3,116	2,584	(73)	(83)
Trading portfolio assets/ (liabilities)	146,352	152,183	(44,794)	(45,887)

14 Financial assets designated at fair value
Accounting for financial assets designated at fair value
In accordance with IAS 39, financial assets may be designated at fair value, with gains and losses taken to the income statement in net trading  income (Note 5) and net investment income (Note 6). The Group has the ability to make the fair value designation when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 15).

	2012	2011
	£m	£m
Loans and advances	21,996	21,960
Debt securities	6,975	2,095
Equity securities	9,017	4,018
Reverse repurchase agreements	6,034	5,779
Customers' assets held under investment contracts	1,378	1,302
Other financial assets	1,229	1,795
Financial assets designated at fair value	46,629	36,949

The total portfolio of linked liabilities to customers under investment contracts also includes £0.2bn (2011: £0.4bn) reported within cash and balances at central banks. The carrying value of the total portfolio assets equals the carrying value of liabilities to customers under investment contracts shown in Note 17.Any change in the value of assets results in an equal but opposite change in the value of amounts due to the policyholders. Therefore, the Group is not exposed to the financial risks inherent in the investments.

Credit risk of loans and advances designated at fair value and related credit derivatives
The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk and the cumulative changes in fair value since initial recognition together with the amount by which related credit derivatives mitigate this risk:

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2012	2011	2012	2011	2012	2011
	£m	£m	£m	£m	£m	£m
Loans and advances designated at fair value, attributable to credit risk	21,996	21,960	178	(75)	(4,892)	(5,070)
Fair value of related credit derivatives	1,342	1,198	(6)	138	395	401

15 Derivative financial instruments
Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. They include swaps, forward rate agreements, futures, options and combinations of these instruments and primarily affect the Group's net interest income, net trading income, net fee and commission income and derivative assets and liabilities. Notional amounts of the contracts are not recorded on the balance sheet.  The Group's objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are discussed in the Risk management section on pages 134 to 166. Trading derivatives are managed within the Group's market risk management policies, which are outlined on pages 154 to 158.

The Group's exposure to credit risk arising from derivative contracts are outlined in the Credit Risk section on page 115.

Accounting for derivatives
The Group applies IAS 39. All derivative instruments are held at fair value through profit or loss, except for derivatives held for risk management purposes in an effective hedge relationship (see hedge accounting below). This includes terms included in a contract or other financial asset or liability (the host), which, had it been a standalone contract, would have had met the definition of a derivative. These are separated from the host and accounted for in the same way as a derivative.

Hedge accounting
The Group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its interest and currency risk management strategies. Derivatives are used to hedge interest rate, exchange rate, commodity, and equity exposures and exposures to certain indices such as house price indices and retail price indices related to non-trading positions. Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the Group applies fair value hedge accounting, cash flow hedge accounting, or hedging of a net investment in a foreign operation, as appropriate to the risks being hedged.

Fair value hedge accounting
Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The fair value changes adjust the carrying value of the hedged asset or liability held at amortised cost.

If hedge relationships no longer meet the criteria for hedge accounting, hedge accounting is discontinued. For fair value hedges of interest rate risk, the fair value adjustment to the hedged item is amortised to the income statement over the period to maturity of the previously designated hedge relationship using the effective interest method. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

Cash flow hedge accounting
For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognised initially in other comprehensive income, and then recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately transferred to the income statement.

Hedges of net investments
The Group's net investments in foreign operations, including monetary items accounted for as part of the net investment, are hedged for foreign currency risks using both derivatives and foreign currency borrowings. Hedges of net investments are accounted for similarly to cash flow hedges; the effective portion of the gain or loss on the hedging instrument is being recognised directly in other comprehensive income and the ineffective portion being recognised immediately in the income statement. The cumulative gain or loss recognised in other comprehensive income is recognised in the income statement on the disposal or partial disposal of the foreign operation, or other reductions in the Group's investment in the operation.

Types of derivatives held
Foreign exchange derivatives
The Group's principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date.

Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

Currency derivatives are primarily designated as hedges of the foreign currency risk of net investments in foreign operations.

15 Derivative financial instruments continued
Interest rate derivatives
The Group's principal interest rate related contracts are interest rate swaps, forward rate agreements, basis swaps, caps, floors and swaptions. Included in this product category are transactions that include combinations of these features. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

Interest rate derivatives, designated as cash flow hedges, primarily hedge the exposure to cash flow variability from interest rates of variable rate loans to banks and customers, variable rate debt securities held and highly probable forecast financing transactions and reinvestments.

Interest rate derivatives designated as fair value hedges primarily hedge the interest rate risk of fixed rate borrowings in issue, fixed rate loans to banks and customers and investments in fixed rate debt securities held.

Credit derivatives
The Group's principal credit derivative-related contracts include credit default swaps and total return swaps. A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred to the seller of protection. A credit default swap is a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency. A total return swap is an instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

Equity derivatives
The Group's principal equity-related contracts are equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date. The Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios.

Commodity derivatives
The Group's principal commodity-related derivative contracts are swaps, options, forwards and futures. The main commodities transacted are base metals, precious metals, oil and oil-related products, power and natural gas.

The Group's total derivative asset and liability position as reported on the balance sheet is as follows:

Total derivatives	2012			2011
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Total derivative assets/(liabilities) held for trading	40,193,114	465,357	(459,587)	43,095,991	535,306	(524,552)
Total derivative assets/(liabilities) held for risk management	302,822	3,799	(3,134)	243,534	3,658	(3,358)
Derivative assets/(liabilities)	40,495,936	469,156	(462,721)	43,339,525	538,964	(527,910)

The fair value of derivative assets decreased by 13% to £469bn reflecting the tightening of credit spreads and trades that matured and terminated during the period.

15 Derivative financial instruments continued
The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

Derivatives held for trading		2012			2011
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Foreign exchange derivatives
Forward foreign exchange	2,421,109	25,670	(26,665)	2,346,638	29,165	(26,968)
Currency swaps	1,277,523	28,007	(31,456)	1,158,267	27,388	(33,641)
OTC options bought and sold	604,777	5,581	(5,663)	713,690	7,269	(6,669)
OTC derivatives	4,303,409	59,258	(63,784)	4,218,595	63,822	(67,278)
Exchange traded futures and options - bought and sold	120,328	41	(37)	234,279	-	(2)
Foreign exchange derivatives	4,423,737	59,299	(63,821)	4,452,874	63,822	(67,280)
Interest rate derivatives
Interest rate swaps	6,676,588	264,838	(249,566)	8,974,201	251,629	(240,849)
Forward rate agreements	3,757,855	1,521	(1,483)	4,556,842	3,249	(3,374)
OTC options bought and sold	4,378,143	84,844	(85,517)	5,426,331	117,689	(113,214)
OTC derivatives	14,812,586	351,203	(336,566)	18,957,374	372,567	(357,437)
Interest rate derivatives cleared by central counterparty	17,103,792	172	(58)	15,543,970	-	-
Exchange traded futures and options - bought and sold	1,079,453	6	(1)	1,040,636	3	(3)
Interest rate derivatives	32,995,831	351,381	(336,625)	35,541,980	372,570	(357,440)
Credit derivatives
OTC swaps	1,529,984	29,788	(29,198)	1,666,786	60,481	(57,972)
Credit derivatives cleared by central counterparty	238,196	9	(10)	219,864	2,831	(3,376)
Credit derivatives	1,768,180	29,797	(29,208)	1,886,650	63,312	(61,348)
Equity and stock index derivatives
OTC options bought and sold	88,317	6,133	(9,403)	95,233	7,393	(10,768)
Equity swaps and forwards	74,098	1,762	(2,420)	167,098	2,516	(2,808)
OTC derivatives	162,415	7,895	(11,823)	262,331	9,909	(13,576)
Exchange traded futures and options - bought and sold	347,965	3,092	(3,192)	237,779	3,293	(2,616)
Equity and stock index derivatives	510,380	10,987	(15,015)	500,110	13,202	(16,192)
Commodity derivatives
OTC options bought and sold	81,787	1,786	(1,987)	91,573	2,810	(2,554)
Commodity swaps and forwards	164,771	11,441	(12,315)	300,100	17,778	(17,579)
OTC derivatives	246,558	13,227	(14,302)	391,673	20,588	(20,133)
Exchange traded futures and options - bought and sold	248,428	666	(616)	322,704	1,812	(2,159)
Commodity derivatives	494,986	13,893	(14,918)	714,377	22,400	(22,292)
Derivative assets/(liabilities) held for trading	40,193,114	465,357	(459,587)	43,095,991	535,306	(524,552)

Total OTC derivatives held for trading	21,054,952	461,371	(455,673)	25,496,759	527,367	(516,396)
Total derivatives cleared by central counterparty held for trading	17,341,988	181	(68)	15,763,834	2,831	(3,376)
Total Exchange Traded derivatives held for trading	1,796,174	3,805	(3,846)	1,835,398	5,108	(4,780)
Derivative assets/(liabilities) held for trading	40,193,114	465,357	(459,587)	43,095,991	535,306	(524,552)

15 Derivative financial instruments continued
The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

Derivatives held for risk management	2012			2011
		Fair value			Fair value
	Notional contract amount	Assets	Liabilities	Notional contract amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives designated as cash flow hedges
Interest rate swaps	97,935	2,043	(1,094)	120,557	2,147	(1,725)
Forward foreign exchange	148	-	(3)	328	3	(1)
Interest rate derivatives cleared by central counterparty	79,039	-	-	36,264	-	-
Derivatives designated as cash flow hedges	177,122	2,043	(1,097)	157,149	2,150	(1,726)
Derivatives designated as fair value hedges
Interest rate swaps	44,031	1,576	(1,984)	38,574	1,447	(1,238)
Interest rate derivatives cleared by central counterparty	64,209	-	-	35,801	-	-
Derivatives designated as fair value hedges	108,240	1,576	(1,984)	74,375	1,447	(1,238)
Derivatives designated as hedges of net investments
Forward foreign exchange	17,460	180	(53)	11,391	61	(388)
Currency swaps	-	-	-	619	-	(6)
Derivatives designated as hedges of net investments	17,460	180	(53)	12,010	61	(394)
Derivatives held for risk management	302,822	3,799	(3,134)	243,534	3,658	(3,358)

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

	Total	Up to one year	Between one to two years	Between two to three years	Between three to four years	Between four to five years	More than five years
	£m	£m	£m	£m	£m	£m	£m
2012
Forecast receivable cash flows	2,417	345	333	353	354	350	682
Forecast payable cash flows	54	31	18	4	-	1	-

2011
Forecast receivable cash flows	3,818	700	582	597	612	596	731
Forecast payable cash flows	177	108	28	24	9	-	8

The maximum length of time over which the Group hedges exposure to the variability in future cash flows for forecast transactions, excluding those forecast transactions related to the payment of variable interest on existing financial instruments, is 9 years (2011: 9 years).

Amounts recognised in net interest income	2012	2011
	£m	£m
Losses on the hedged items attributable to the hedged risk	(74)	(765)
Gains on the hedging instruments	114	683
Fair value ineffectiveness	40	(82)
Cash flow hedging ineffectiveness	30	8
Net investment hedging ineffectiveness	-	(1)

All gains and losses on hedging derivatives relating to forecast transactions, which are no longer expected to occur, have been recycled to the income statement.

Gains and losses transferred from the cash flow hedging reserve in the current year to net interest income was a £97m gain (2011: £86m gain); interest expense a £571m gain (2011: £732m gain); net trading income a £48m loss (2011: £157m loss) and administration and general expenses a £1m gain (2011: £2m gain).

16 Available for sale financial assets
Accounting for available for sale investments
Available for sale investments are held at fair value with gains and losses being included in other comprehensive income. The Group uses this classification for assets that are not derivatives and are not held for trading purposes or otherwise designated at fair value through profit or loss, or at amortised cost. Dividends and interest (calculated using the effective interest method) are recognised in the income statement in net interest income (Note 3) or, net investment income (Note 6). On disposal, the cumulative gain or loss recognised in other comprehensive income is also included in net investment income.

	2012	2011
	£m	£m
Debt securities and other eligible bills	74,677	63,610
Equity securities	432	4,881
Available for sale investments	75,109	68,491

Critical accounting estimates and judgements
Approximately $4.5bn (£2.8bn) of the assets acquired as part of the 2008 acquisition of the North American business of Lehman Brothers had not been received by 31 December 2012.  Approximately $3.0bn (£1.9bn) of this amount was recognised as part of the acquisition accounting and is included as an available for sale investment on the balance sheet.  As discussed in Note 30, Barclays entitlement to these assets is the subject of legal proceedings between the SIPA Trustee for Lehman Brothers Inc. and Barclays.  As such, there continues to be significant judgement involved in the valuation of this asset and uncertainty relating to the outcome of ongoing appeals. The Group takes the view that the effective provision of US$1.5bn (£0.9bn) that is reflected in its estimate of fair value is appropriate. The valuation of this asset will be kept under review as legal proceedings progress.

17 Financial liabilities designated at fair value
Accounting for liabilities designated at fair value through profit and loss
In accordance with IAS 39, financial liabilities may be designated at fair value, with gains and losses taken to the income statement within net trading income (Note 5) and net investment income (Note 6). The Group has the ability to do this when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 15).

	2012		2011
	Fair Value	Contractual amount due on maturity	Fair Value	Contractual amount due on maturity
	£m	£m	£m	£m
Debt securities	57,878	59,754	66,565	70,787
Deposits	11,411	13,064	10,755	11,422
Liabilities to customers under investment contracts	1,542	-	1,681	-
Other financial liabilities	7,730	7,748	8,996	9,561
Financial liabilities designated at fair value	78,561	80,566	87,997	91,770

The cumulative own credit net loss recognised is £979m at 31 December 2012 (2011: £3,600m gain).

18 Fair value of financial instruments

Accounting for financial assets and liabilities - fair values
The Group applies IAS 39. All financial instruments are initially recognised at fair value on the date of initial recognition and, depending on the classification of the asset, may continue to be held at fair value either through profit or loss or other comprehensive income.

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, in an arm's length transaction between knowledgeable willing parties.

Wherever possible, fair value is determined by reference to a quoted market price for that instrument. For many of the Group's financial assets and liabilities, especially derivatives, quoted prices are not available, and valuation models are used to estimate fair value. The models calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.

For financial liabilities held at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads derived from observable market data, such as spreads on Barclays issued bonds or credit default swaps. Most market parameters are either directly observable or are implied from instrument prices. The model may perform numerical procedures in the pricing such as interpolation when input values do not directly correspond to the most actively traded market trade parameters.

On initial recognition, it is presumed that the transaction price is the fair value unless there is observable information available in an active market to the contrary.

For valuations that have made use of significant unobservable inputs, the difference between the model valuation and the initial transaction price ('Day One profit') is recognised in profit or loss either:

-      on a straight-line basis over the term of the transaction, or over the period until all model inputs will become observable where appropriate; or
-      released in full when previously unobservable inputs become observable.

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the marketplace, the maturity of market modelling and the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependant on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities or other analytical techniques.

The sensitivity of valuations used in the financial statements to reasonably possible changes in variables is shown on page 50.

Comparison of carrying amounts and fair values
The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group's balance sheet.

	2012		2011
	Carrying amount	Fair Value	Carrying amount	Fair Value
	£m	£m	£m	£m
Financial assets
Loans and advances to banks	40,462	40,462	47,446	47,446
Loans and advances to customers:
- Home loans	174,988	164,608	171,272	163,433
- Credit cards, unsecured and other retail lending	66,414	65,357	64,492	63,482
- Corporate loans	182,504	176,727	196,170	190,408
Reverse repurchase agreements and other similar secured lending	176,522	176,461	153,665	153,365

Financial liabilities
Deposits from banks	77,012	77,025	91,116	91,137
Customer accounts:
- Current and demand accounts	127,786	127,786	116,208	116,208
- Savings accounts	99,875	99,875	93,160	93,160
- Other time deposits	157,750	157,752	156,664	156,689
Debt securities in issue	119,525	119,669	129,736	128,997
Repurchase agreements and other similar secured borrowing	217,178	217,178	207,292	207,292
Subordinated liabilities	24,018	23,467	24,870	20,745

18 Fair value of financial instruments continued

Valuation
The fair value is the amount an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.  As a wide range of valuation techniques are available, it may be inappropriate to compare the Barclays fair value information to independent market or other financial institutions. Assumptions changes and different valuation methodologies can have significant impact on fair values which are based on unobservable inputs.

Financial assets
The carrying value of financial assets held at amortised cost (including loans and advances, and other lending such as reverse repurchase agreements and cash collateral on securities borrowed) is determined in accordance with the accounting policy noted on pages 56-58.

Loans and advances to banks and customers
The carrying value of variable rate loans is assumed to be their fair value based on frequent repricing. The fair value of the fixed rate loans is determined using discounted cash flows by aggregating for the same or similar products.  This approach is used mainly in Retail and Business Banking and Wealth and Investment Management by applying derived market interest rates on expected cash flows.  These valuation techniques also consider expected credit losses and changes to behavioural profiles.

For the Investment Bank and Corporate Banking, the fair value is determined by applying a credit spread for the counterparty. Credit spreads are based on regional and industry segments and take the contractual maturity of the loan facilities into consideration. In the absence of counterparty rating, the average of regional and industry segmental credit spreads are applied to the contractual maturity of the loan.

The fair value of asset backed securities and reclassified trading portfolio assets to loans and advances are determined primarily from market quotes and, where these are not available, by alternative techniques including reference to credit spreads on similar assets with similar obligor, broker quotes and other research data.

Financial liabilities
The carrying value of financial liabilities held at amortised cost (including customer accounts and other deposits such as repurchase agreements and cash collateral on securities lent, debt securities in issue and subordinated liabilities) is determined in accordance with the accounting policy noted on pages 56-58.

In many cases, the fair value disclosed approximates the carrying value because the instruments are short term in nature or have interest rates that reprice frequently such as customer accounts and other deposits and short term debt securities.

The fair value for deposits repayable on demand is considered to be equal to their carrying value.  The fair value for all other deposits is estimated using discounted cash flows applying either market rates or current rates for deposits of similar remaining maturities.

Fair values of other debt securities in issue are based on quoted prices where available, or where these are unavailable, are estimated using valuation model.

Fair values for dated and undated convertible and non convertible loan capital are based on quoted market rates for the issue concerned or similar issues with terms and conditions.

Valuation inputs
IFRS 7 Financial Instruments: Disclosure requires an entity to classify its financial instruments held at fair value according to a hierarchy that reflects the significance of observable market inputs. The three levels of the fair value hierarchy are defined below.

Quoted market prices - Level 1
Financial instruments are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions on an arm's length basis. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

This category includes liquid government bonds actively traded through an exchange or clearing house, actively traded listed equities and actively exchange-traded derivatives.

Valuation technique using observable inputs - Level 2
Financial instruments classified as Level 2 have been valued using models whose inputs are observable in an active market. Valuations based on observable inputs include financial instruments such as swaps and forwards which are valued using market standard pricing techniques, and options that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

This category includes most investment grade and liquid high yield bonds, certain asset backed securities, US agency securities, government bonds, less actively traded listed equities, bank, corporate and municipal obligations, certain OTC derivatives, certain convertible bonds, certificates of deposit, commercial paper, collateralised loan obligations (CLOs), most commodities based derivatives, credit derivatives, certain credit default swaps (CDSs), most fund units, certain loans, foreign exchange spot and forward transactions and certain issued notes.

18 Fair value of financial instruments continued

Valuation technique using significant unobservable inputs - Level 3
Financial instruments are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.  An input is deemed significant if it is shown to contribute more than 10% to the valuation of a financial instrument.

Unobservable input levels are generally determined based on observable inputs of a similar nature, historical observations or other analytical techniques.

The Level 3 category includes certain corporate debt securities, distressed debt, private equity investments, commercial real estate loans, certain OTC derivatives (requiring complex and unobservable inputs such as correlations and long dated volatilities), certain convertible bonds, certain CDS, derivative exposures to monoline insurers, certain fund units, certain asset backed securities, certain issued notes, certain CDOs (synthetic and some cash underlyings), certain CLOs and certain loans.

The following table shows the Group's financial assets and liabilities that are held at fair value analysed by level within the fair value hierarchy.

Financial assets and liabilities held at fair value	Valuation technique using
	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	£m	£m	£m	£m
As at 31 December 2012
Trading portfolio assets	51,639	86,199	8,514	146,352
Financial assets designated at fair value	14,518	26,025	6,086	46,629
Derivative financial assets	2,863	460,076	6,217	469,156
Available for sale investments	28,949	43,280	2,880	75,109
Total assets	97,969	615,580	23,697	737,246

Trading portfolio liabilities	(20,294)	(24,498)	(2)	(44,794)
Financial liabilities designated at fair value	(182)	(76,024)	(2,355)	(78,561)
Derivative financial liabilities	(2,666)	(455,068)	(4,987)	(462,721)
Total Liabilities	(23,142)	(555,590)	(7,344)	(586,076)

As at 31 December 2011
Trading portfolio assets	61,530	81,449	9,204	152,183
Financial assets designated at fair value	4,179	24,091	8,679	36,949
Derivative financial assets	2,550	525,147	11,267	538,964
Available for sale investments	30,857	34,761	2,873	68,491
Total assets	99,116	665,448	32,023	796,587

Trading portfolio liabilities	(26,155)	(19,726)	(6)	(45,887)
Financial liabilities designated at fair value	(39)	(84,822)	(3,136)	(87,997)
Derivative financial liabilities	(2,263)	(517,066)	(8,581)	(527,910)
Total Liabilities	(28,457)	(621,614)	(11,723)	(661,794)

Transfers from Level 1 to Level 2 primarily comprised certain government bonds and equity products, as a result of regular observability reassessments.

18 Fair value of financial instruments continued

The following table shows the Group's financial assets and liabilities that are held at fair value disaggregated by valuation technique and product type.

Financial assets and liabilities held at fair value by product type
	Assets			Liabilities
	Valuation technique using			Valuation technique using
	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	£m	£m	£m	£m	£m	£m
As at 31 December 2012
Commercial real estate loans	-	1	1,798	(1)	-	-
Asset backed products	17	28,962	5,523	(2)	(3,654)	(539)
Other credit products	-	25,582	1,792	-	(28,266)	(1,178)
Derivative exposure to monoline insurers	-	-	592	-	-	-
Non-asset backed debt instruments	66,034	95,247	3,911	(13,207)	(75,787)	(1,687)
Equity products	29,873	7,433	1,242	(9,862)	(10,894)	(1,688)
Private equity	8	26	1,675	-	-	-
Funds and fund-linked products	1,173	2,722	687	(26)	(1,845)	(205)
Foreign exchange products	-	29,260	216	-	(30,000)	(246)
Interest rate products	-	385,979	1,275	-	(377,985)	(1,117)
Commodity products	693	20,170	665	(5)	(25,405)	(582)
Other	171	20,198	4,321	(39)	(1,754)	(102)
Total	97,969	615,580	23,697	(23,142)	(555,590)	(7,344)

As at 31 December 2011
Commercial real estate loans	-	-	2,452	-	-	-
Asset backed products	30	29,995	5,752	-	(5,595)	(1,020)
Other credit products	-	55,347	4,386	-	(57,608)	(3,765)
Derivative exposure to monoline insurers	-	-	1,129	-	-	-
Non-asset backed debt instruments	66,622	84,296	4,213	(15,788)	(77,966)	(2,086)
Equity products	30,141	7,810	1,079	(12,589)	(11,724)	(1,531)
Private equity	-	39	2,827	-	-	-
Funds and fund-linked products	968	3,169	1,290	-	(1,017)	-
Foreign exchange products	-	34,658	457	-	(33,536)	(187)
Interest rate products	-	405,635	2,433	-	(399,254)	(2,090)
Commodity products	857	26,551	773	(4)	(33,120)	(991)
Other	498	17,948	5,232	(76)	(1,794)	(53)
Total	99,116	665,448	32,023	(28,457)	(621,614)	(11,723)

18 Fair value of financial instruments continued

Level 3 classification
The following table shows Level 3 financial assets and liabilities disaggregated by balance sheet classification and product type.

Level 3 financial assets and liabilities by balance sheet classification and product type
	Non-derivative assets			Non-derivative liabilities		Derivatives
	Trading portfolio assets	Financial assets designated at fair value	Available for sale assets	Trading portfolio liabilities	Financial liabilities designated at fair value	Net derivative financial instrumentsa
	£m	£m	£m	£m	£m	£m
As at 31 December 2012
Commercial real estate loans	-	1,798	-	-	-	-
Asset backed products	3,949	335	492	-	-	208
Other credit products	-	18	-	-	(522)	1,118
Derivative exposure to monoline insurers	-	57	-	-	-	535
Non-asset backed debt instruments	3,494	279	52	(2)	(1,586)	(13)
Equity products	141	-	7	-	-	(594)
Private equity	1	1,240	434	-	-	-
Funds and fund-linked products	618	69	-	-	(205)	-
Foreign exchange products	5	2	3	-	(2)	(38)
Interest rate products	-	1	-	-	(1)	158
Commodity products	-	-	5	-	(39)	117
Otherb	306	2,287	1,887	-	-	(261)
Total	8,514	6,086	2,880	(2)	(2,355)	1,230

As at 31 December 2011
Commercial real estate loans	-	2,452	-	-	-	-
Asset backed products	3,306	693	252	(1)	(13)	495
Other credit products	-	196	-	-	(1,007)	1,432
Derivative exposure to monoline insurers	-	-	-	-	-	1,129
Non-asset backed debt instruments	3,953	223	36	(5)	(2,081)	1
Equity products	115	-	15	-	-	(582)
Private equity	-	2,238	589	-	-	-
Funds and fund-linked products	1,258	32	-	-	-	-
Foreign exchange products	6	-	-	-	-	264
Interest rate products	-	3	-	-	-	340
Commodity products	-	-	18	-	(35)	(201)
Otherb	566	2,842	1,963	-	-	(192)
Total	9,204	8,679	2,873	(6)	(3,136)	2,686

Notes
a   The derivative financial instruments are represented on a net basis. On a gross basis derivative financial assets as at 31 December 2012 totalled £6,217m (2011: £11,267m) and derivative financial liabilities totalled £4,987m (2011: £8,581m).
b   Other primarily includes fixed rate loans and receivables resulting from the acquisition of the North American businesses of Lehman Brothers.

18 Fair value of financial instruments continued

Level 3 movement analysis
The following table summarises the movements in the Level 3 balance during the year. The table shows gains and losses and includes amounts for all financial assets and liabilities transferred to and from Level 3 during the year. Transfers have been reflected as if they had taken place at the beginning of the year.

Analysis of movements in level 3 financial assets and liabilities	Trading portfolio assets	Financial assets designated at fair value	Available for sale assets	Trading portfolio liabilities	Financial liabilities designated at fair value	Net derivative financial instrumentsa	Total
	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2012	9,204	8,679	2,873	(6)	(3,136)	2,686	20,300
Effects of the adoption of IFRS 10	1,093	143	-	-	(136)	(9)	1,091
Purchases	3,443	2,972	50	(1)	(8)	434	6,890
Sales	(4,445)	(3,837)	(226)	1	29	(138)	(8,616)
Issues	-	-	-	-	(289)	(354)	(643)
Settlements	(986)	(915)	(57)	1	450	5	(1,502)
Total gains and losses in the period recognised in the income statement
-trading income	476	(236)	(17)	-	87	(1,438)	(1,128)
-other income	(7)	(5)	-	-	52	(109)	(69)
Total gains or losses recognised in other comprehensive income	-	-	(19)	-	-	-	(19)
Net transfers	(264)	(715)	276	3	596	153	49
As at 31 December 2012	8,514	6,086	2,880	(2)	(2,355)	1,230	16,353

As at 1 January 2011	5,741	10,904	3,290	(101)	(3,637)	2,828	19,025
Purchases	6,863	1,659	74	2	-	420	9,018
Sales	(5,390)	(2,210)	(317)	5	223	(144)	(7,833)
Issues	-	57	-	-	(647)	(389)	(979)
Settlements	(190)	(2,157)	(39)	-	523	60	(1,803)
Total gains and losses in the period recognised in the income statement
-trading income	(355)	117	-	2	982	(686)	60
-other income	-	(12)	90	-	150	-	228
Total gains or losses recognised in other comprehensive income	-	-	(26)	-	-	-	(26)
Net transfers	2,535	321	(199)	86	(730)	597	2,610
As at 31 December 2011	9,204	8,679	2,873	(6)	(3,136)	2,686	20,300

The significant movements in the Level 3 positions during the year ended 31 December 2012 are as follows:

- Purchases of £6.9bn primarily comprising £3.6bn in asset backed debt instruments, £1.4bn in commercial real estate loans and £1.0bn in non-asset backed loans;

-      Sales of £8.6bn primarily comprising £4.7bn of asset backed debt instruments, £1.3bn of commercial real estate loans and £1.5bn of private equity disposals including the sale of an investment in Archstone, an apartment company, for £0.9bn;

- Settlements of £1.5bn including £0.5bn of asset backed debt instruments and £0.7bn in commercial real estate loans; and

-      Net losses on the fair value of Level 3 assets recognised in the income statement totalled £1.2bn (31 December 2011: £0.3bn gain) primarily due to a reduction in the fair value of monoline and non-monoline credit derivatives.

Note
a    The derivative financial instruments are represented on a net basis. On a gross basis derivative financial assets as at 31 December 2012 totalled £6,217m (2011: £11,267m) and derivative financial liabilities totalled £4,987m (2011: £8,581m).

18 Fair value of financial instruments continued

Gains and losses on Level 3 financial assets and liabilities
The following table discloses the gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Gains and losses recognised during the period on Level 3 financial assets and liabilities held
	Trading portfolio assets	Financial assets designated at fair value	Available for sale assets	Trading portfolio liabilities	Financial liabilities designated at fair value	Net derivative financial instruments	Total
	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2012
Recognised in the income statement
-trading income	186	(174)	(3)	(1)	39	(1,747)	(1,700)
-other income	(7)	(2)	(11)	-	63	(61)	(18)
Total gains or losses recognised in other comprehensive income	-	-	67	-	-	-	67
Total	179	(176)	53	(1)	102	(1,808)	(1,651)

As at 31 December 2011
Recognised in the income statement
-trading income	(44)	270	-	-	729	(324)	631
-other income	-	118	(54)	-	-	-	64
Total gains or losses recognised in other comprehensive income	-	-	135	-	-	-	135
Total	(44)	388	81	-	729	(324)	830

Valuation techniques and sensitivity analysis

Current year valuation methodologies were consistent with the prior year unless otherwise noted below. These methodologies are commonly used by market participants.

Sensitivity analysis is performed on products with significant unobservable parameters (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

Sensitivities are dynamically calculated on a monthly basis. The calculation is based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views alongside the impact of using alternative models.  The level of shift or scenarios applied is considered for each product and varied according to the quality of the data and variability of underlying market. Sensitivity to using alternative models is quantified through scenario analysis and proxy approaches.  The approach adopted in determining these sensitivities has continued to evolve during the year, in the context of changing market conditions.

The valuation techniques used for the main products that are not determined by reference to unadjusted quoted prices (Level 1), observability and sensitivity analysis for Level 3 are described below.

Commercial real estate loans
Description: This legacy portfolio includes lending on a range of commercial property types including retail, hotel, office, multi-family and industrial properties.

Valuation: Performing loans are valued using a spread-based approach, with consideration of characteristics such as property type, geographic location, yields, credit quality and property performance reviews. Where there is significant uncertainty regarding loan performance, valuation is based on the underlying collateral, whose value is determined through property-specific information such as third party valuation reports and bids for the underlying properties.

Observability: Since each commercial real estate loan is unique in nature and the secondary commercial loan market is relatively illiquid, valuation inputs are generally considered unobservable.

Level 3 sensitivity: For performing loans, sensitivity is determined by applying an adjusted spread of 15% for each loan (both up and down). This adjusted spread is derived from loan origination spreads provided by independent market research. For non-performing loans, a plausible worst-case valuation is determined from the history of third-party valuation reports or bids received.

18 Fair value of financial instruments continued

Asset backed products
Description: These are debt and derivative products that are linked to the cash flows of a pool of referenced assets via securitisation. This category includes residential mortgage backed securities, commercial mortgage backed securities, asset backed securities, CDOs, CLOs and derivatives with cash flows linked to securitisations.

Valuation: Where available, valuations are based on observable market prices which are sourced from broker quotes and inter-dealer prices. Otherwise, valuations are determined using industry standard cash flow models that calculate fair value based on loss projections, prepayment, recovery and discount rates.

These inputs are determined by reference to a number of sources including proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance.

Proxying to observed transactions, indices or research requires an assessment and comparison of the relevant securities' underlying attributes including collateral, tranche, vintage, underlying asset composition (historical losses, borrower characteristics, and loan attributes such as loan-to-value ratio and geographic concentration) and credit ratings (original and current).

Observability: Where an asset backed product does not have an observable market price and the valuation is determined using a model, an instrument is considered unobservable.

Level 3 sensitivity: The sensitivity analysis for asset backed products is based on external vendor pricing dispersion or bid offer ranges, defined at position level.  Half of the observed pricing dispersion or bid offer range is multiplied by the market value of the position to calculate the valuation sensitivity. Where there is no observable dispersion of bid offer data, price movements on appropriate indices are used. Sensitivity is based on the average of the largest upward and downward price movement in the preceding 12 month period.

Other credit products
Description: These products are linked to the credit spread of a referenced entity, index or basket of referenced entities. This category includes synthetic CDOs, single name and index CDS and Nth-to-default basket swaps.

Valuation: CDS are valued using a market standard model that incorporates the credit curve as its principal input. Credit spreads are observed directly from broker data, third party vendors or priced to proxies. Where credit spreads are unobservable, they are determined with reference to recent transactions or bond spreads from observable issuances of the same issuer or other similar entities as a proxy. Synthetic CDOs are valued using a model that calculates fair value based on credit spreads, recovery rates, correlations and interest rates and is calibrated daily. The model is calibrated to the index tranche market.

Observability:  CDS contracts referencing entities that are not actively traded are considered unobservable.  The correlation input to bespoke CDO valuation is considered unobservable as it is proxied from the observable index tranche market.

Level 3 sensitivity: The sensitivity of valuations of the illiquid CDS portfolio is determined by applying a shift to each underlying reference asset. The shift is based upon the average bid offer spreads observed in the market for similar CDS.

Bespoke Collateralised Synthetic Obligation (CSO) sensitivity is calculated using correlation levels derived from the range of contributors to a consensus bespoke service.

Derivative exposure to monoline insurers
Description: These products are derivatives through which credit protection has been purchased on structured debt instruments (primarily CLOs) from monoline insurers.

Valuation: The value of the CDS is derived from the value of the cash instrument that it protects. A valuation adjustment is then applied to reflect the counterparty credit risk associated with the relevant monoline. This adjustment is calculated using an assessment of the likely recovery of the protected cash security, which is derived from a scenario-based calculation of the mark-to-market of the instrument using an appropriate valuation model; and the probability of default and loss given default of the monoline counterparty, as estimated from independent fundamental credit analysis.

Observability: Due to the counterparty credit risk associated with these insurers, derivative exposure to monoline counterparty insurers is generally considered unobservable.

Level 3 sensitivity: Sensitivity is measured by stressing inputs to the counterparty valuation adjustment including our expected exposures and the probability of default of the monoline derivative counterparty. The modelled expected exposures are stressed by shifting the recovery rate assumptions on the underlying protected assets. The probability of default of the monoline derivative counterparty is stressed by shifting the internal default curve.

Non-asset backed debt instruments
Description: These are government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, notes and other non-asset backed bonds. Within this population, valuation inputs are unobservable for certain convertible bonds and corporate bonds.

18 Fair value of financial instruments continued

Valuation: Liquid government bonds actively traded through an exchange or clearing house are marked to the closing levels observed in these markets. Less liquid government bonds, US agency bonds, corporate bonds, commercial paper and certificates of deposit are valued using observable market prices which are sourced from broker quotes, inter-dealer prices or other reliable pricing services. Where there are no observable market prices, fair value is determined by reference to either issuances or CDS spreads of the same issuer as proxy inputs to obtain discounted cash flow amounts. In the absence of observable bond or CDS spreads for the respective issuer, similar reference assets or sector averages are applied as a proxy (the appropriateness of proxies being assessed based on issuer, coupon, maturity and industry).

Convertible bonds are valued using prices observed through broker sources, market data services and trading activity. Where reliable external sources are not available, fair value is determined using a spread to the equity conversion value or the value of the bond without the additional equity conversion. The spread level is determined with reference to similar proxy assets.

Fair valued Barclays issued notes are valued using discounted cash flow techniques and industry standard models incorporating various observable input parameters depending on the terms of the instrument. Any unobservable inputs generally have insignificant impact on the overall valuation.

Observability: Where an observable market price is not available, an instrument is considered unobservable.

Level 3 sensitivity: The sensitivity for the corporate bonds portfolio is determined by applying a shift to each underlying position driven by average bid offer spreads observed in the market for similar bonds.

Equity products
Description: This category includes listed equities, exchange traded equity derivatives, OTC equity derivatives, preference shares and contracts for difference.

Valuation: OTC equity derivatives valuations are determined using industry standard models. The models calculate fair value based on input parameters such as stock prices, dividends, volatilities, interest rates, equity repo curves and, for multi-asset products, correlations. Unobservable model inputs are determined by reference to liquid market instruments and applying extrapolation techniques to match the appropriate risk profile.

Observability: In general, input parameters are deemed observable up to liquid maturities which are determined separately for each parameter and underlying instrument.

Level 3 sensitivity: Sensitivity is estimated based on the dispersion of consensus data services either directly or through proxies.

Private equity
Description:This category includes private equity investments.

Valuation: Private equity investments are valued in accordance with the 'International Private Equity and Venture Capital Valuation Guidelines'. This requires the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis, and comparison with the earnings multiples of listed comparative companies. Full valuations are performed at least bi-annually, with the portfolio reviewed on a monthly basis for material events that might impact upon fair value.

Observability: Unobservable inputs include earnings estimates, multiples of comparative companies, marketability discounts and discount rates. Model inputs are based on market conditions at the reporting date. The valuation of unquoted equity instruments is subjective by nature. However, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time.

Level 3 sensitivity: The relevant valuation models are each sensitive to a number of key assumptions, such as projected future earnings, comparator multiples, marketability discounts and discount rates. Valuation sensitivity is estimated by flexing such assumptions to reasonable alternative levels and determining the impact on the resulting valuation.

Funds and fund-linked products
Description:This category includes holdings in hedge funds, funds of funds, and fund derivatives. Fund derivatives are derivatives whose underlyings include mutual funds, hedge funds, fund indices and multi-asset portfolios. They are valued using underlying fund prices, yield curves and other available market information.

Valuation: In general, fund holdings are valued based on the latest available valuation received from the fund administrator. In the case of illiquid fund holdings the valuation will take account of all available information in relation to the underlying fund or collection of funds and maybe adjusted relative to the performance of relevant index benchmarks.

Observability: Funds are deemed unobservable where the fund is either suspended, in wind-down, has a redemption restriction that severely affects liquidity, or where the latest net asset value from the fund administrators is more than three months old.

Level 3 sensitivity: Sensitivity is calculated on an individual fund basis using a loss based scenario approach which factors in the underlying assets of the specific fund and assumed recovery rates.

18 Fair value of financial instruments continued
Foreign exchange products
Description: These products are derivatives linked to the foreign exchange market. This category includes foreign exchange (FX) forward contracts, FX swaps and FX options. Exotic derivatives are valued using industry standard and bespoke models.

Valuation: Input parameters include FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and others as appropriate. Unobservable model inputs are set by referencing liquid market instruments and applying extrapolation techniques to match the appropriate risk profile.

Observability: Certain correlations and long dated forward and volatilities are unobservable.

Level 3 sensitivity: Sensitivity relating to unobservable valuation inputs is based on the dispersion of consensus data services.

Interest rate products
Description: These are products linked to interest rates or inflation indices. This category includes interest rate and inflation swaps, swaptions, caps, floors, inflation options, balance guaranteed swaps and other exotic interest rate derivatives. Interest rate products are valued using standard discounted cash flow techniques.

Valuation: Interest rate derivative cash flows are valued using interest rate yield curves whereby observable market data is used to construct the term structure of forward rates. This is then used to project and discount future cash flows based on the parameters of the trade. Instruments with optionality are valued using volatilities implied from market observable inputs. Exotic interest rate derivatives are valued using industry standard and bespoke models based on observable market parameters which are determined separately for each parameter and underlying instrument. Where unobservable, a parameter will be set with reference to an observable proxy. Inflation forward curves and interest rate yield curves are extrapolated beyond observable tenors.

Balance guaranteed swaps are valued using cash flow models that calculate fair value based on loss projections, prepayment, recovery and discount rates. These parameters are determined by reference to underlying asset performance, independent research, ABX indices, broker quotes, observable trades on similar securities and third party pricing sources. Prepayment is projected based on observing historic prepayment.

Observability: Inflation forward curves and interest rate yield curves are observable up to liquid maturities after which they are deemed unobservable.

Level 3 sensitivity: Sensitivity relating to unobservable valuation inputs is based on the dispersion of consensus data services.

Commodity products
Description: These products are exchange traded and OTC derivatives based on underlying commodities such as metals, crude oil and refined products, agricultural, power and natural gas.

Valuation: The valuations of certain commodity swaps and options are determined using models incorporating discounting of cash flows and other industry standard modelling techniques. Valuation inputs include forward curves, volatilities implied from market observable inputs and tenor correlation. Unobservable inputs are set with reference to similar observable products or by applying extrapolation techniques from the observable market.

Observability: Within this population, certain forward curves and volatilities for longer dated exposures are unobservable.

Level 3 sensitivity: Sensitivity is determined primarily by measuring historical variability over two years. The estimate is calculated using data for short dated parameter curves to generate best and worst case scenarios. Where historical data is unavailable or uncertainty is due to volumetric risk, sensitivity is measured by applying appropriate stress scenarios or using proxy bid-offer spread levels.

Other
Description: This category is largely made up of fixed rate loans, which are valued using models that discount expected future cash flows.  The receivables resulting from the acquisition of the North American businesses of Lehman Brothers is also included within 'Other'. For more details, refer to Note 30 Legal Proceedings.

Valuation:Fixed rate loans are valued using models that calculate fair value based on observable interest rates and unobservable credit spreads. Unobservable credit spreads are modelled according to issuer credit quality.  Derived levels are validated against any origination activity that occurs.

Level 3 sensitivity:
The sensitivity for fixed rate loans is calculated by applying a 25% shift in borrower credit spreads.

No stress has been applied to the receivables relating to the Lehman acquisition (Note 30).  The sensitivity inherent in the measurement of the receivables is akin to a litigation provision.  Due to this, an upside and downside stress on a basis comparable with the other assets cannot be applied.

18 Fair value of financial instruments continued

Sensitivity analysis of valuations using unobservable inputs

	Fair value		Favourable changes		Unfavourable changes
Product type	Total assets	Total liabilities	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m
As at 31 December 2012
Commercial real estate loans	1,798	-	87	-	(80)	-
Asset backed products	5,523	(539)	446	7	(363)	(7)
Other credit products	1,792	(1,178)	191	-	(191)	-
Derivative exposure to monoline insurers	592	-	164	-	(268)	-
Non-asset backed debt instruments	3,911	(1,687)	32	12	(24)	(12)
Equity products	1,242	(1,688)	220	3	(214)	(3)
Private equity	1,675	-	257	74	(225)	(71)
Funds and fund-linked products	687	(205)	119	-	(106)	-
Foreign exchange products	216	(246)	46	-	(46)	-
Interest rate products	1,275	(1,117)	108	-	(108)	-
Commodity products	665	(582)	68	-	(68)	-
Other	4,321	(102)	67	-	(70)	-
Total	23,697	(7,344)	1,805	96	(1,763)	(93)

As at 31 December 2011
Commercial real estate loans	2,452	-	102	-	(118)	-
Asset backed products	5,752	(1,020)	488	2	(388)	(2)
Other credit products	4,386	(3,765)	167	-	(167)	-
Derivative exposure to monoline insurers	1,129	-	-	-	(133)	-
Non-asset backed debt instruments	4,213	(2,086)	24	-	(22)	-
Equity products	1,079	(1,531)	169	11	(169)	(15)
Private equity	2,827	-	375	81	(364)	(82)
Funds and fund-linked products	1,290	-	174	-	(174)	-
Foreign exchange products	457	(187)	57	-	(57)	-
Interest rate products	2,433	(2,090)	60	-	(60)	-
Commodity products	773	(991)	116	-	(123)	-
Other	5,232	(53)	196	-	(196)	-
Total	32,023	(11,723)	1,928	94	(1,971)	(99)

The effect of stressing unobservable inputs to a range of reasonably possible alternatives alongside considering the impact of using alternative models would be to increase fair values by up to £1.9bn (2011: £2.0bn) or to decrease fair values by up to £1.9bn (2011: £2.1bn) with substantially all the potential effect impacting profit and loss rather than equity.

Discounting approaches for derivative instruments
During 2011, in line with market practice, the methodology for valuing certain collateralised interest rate products, principally in the Fixed Income Rates business, was amended to reflect the impact of 'cheapest to deliver' collateral on discounting curves, where counterparty Credit Support Annex (CSA) agreements specify the right of the counterparty posting collateral to choose the currency of collateral posted.  During 2012, the valuation of collateralised derivatives in other business areas was updated to reflect CSA aware discounting.  The December 2012 impact of this transition was not material to the overall valuation.

Additionally, during 2012, a fair value adjustment was applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised derivatives.  This was driven by the impact of discounting future expected uncollateralised cash flows to reflect the cost of funding, taking into account observed traded levels on uncollateralised derivatives and other relevant factors.

The Group continues to monitor market practices and activity to ensure the approach to discounting in derivative valuation remains appropriate.

18 Fair value of financial instruments continued
Complex derivative instruments
Valuation estimates made by counterparties with respect to complex derivative instruments, for the purpose of determining the amount of collateral to be posted, often differ, sometimes significantly, from Barclays own estimates. In almost all cases, Barclays has been able to successfully resolve such differences or otherwise reach an accommodation with respect to collateral posting levels, including in certain cases by entering into compromise collateral arrangements. Due to the ongoing nature of collateral calls, Barclays will often be engaged in discussions with one or more counterparties in respect of such differences at any given time. Valuation estimates made by counterparties for collateral purposes are, like any other third-party valuation, considered when determining Barclays own fair value estimates.

Fair value adjustments
The main valuation adjustments required to arrive at a fair value are described below:

Bid-offer valuation adjustments
For assets and liabilities where the Group is not a market maker, mid prices are adjusted to bid and offer prices respectively. Bid-offer adjustments reflect expected close out strategy and, for derivatives, the fact that they are managed on a portfolio basis. The methodology for determining the bid-offer adjustment for a derivative portfolio will generally involve netting between long and short positions and the bucketing of risk by strike and term in accordance with hedging strategy. Bid-offer levels are derived from market sources, such as broker data. For those assets and liabilities where the firm is a market maker and has the ability to transact at, or better than, mid price (which is the case for certain equity, bond and vanilla derivative markets), the mid price is used, since the bid-offer spread does not represent a transaction cost.

Uncertainty adjustments
Market data input for exotic derivatives may not have a directly observable bid offer spread. In such instances, an uncertainty adjustment is applied as a proxy for the bid offer adjustment. An example of this is correlation risk where an adjustment is required to reflect the possible range of values that market participants apply. The uncertainty adjustment may be determined by calibrating to derivative prices, or by scenario analysis or historical analysis.

Credit and debit valuation adjustments
Credit valuation adjustments (CVAs) and debit valuation adjustments (DVAs) are incorporated into derivative valuations to reflect the impact on fair value of counterparty credit risk and Barclays own credit quality respectively. These adjustments are modelled for OTC derivatives across all asset classes. Calculations are derived from estimates of exposure at default, probability of default and recovery rates, on a counterparty basis. Counterparties include (but are not limited to) corporates, monolines, sovereigns and sovereign agencies, supranationals, and special-purpose vehicles.

Exposure at default for CVA and DVA is generally based on expected exposure, estimated through the simulation of underlying risk factors. For some complex products, where this approach is not feasible, simplifying assumptions are made, either through proxying with a more vanilla structure, or using current or scenario-based mark-to-market as an estimate of future exposure. Where strong collateralisation agreement exists as a mitigant to counterparty risk, the exposure is set to zero.

Probability of default and recovery rate information is generally sourced from the CDS markets. For counterparties where this information is not available, or considered unreliable due to the nature of the exposure, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information. In particular, this applies to sovereign related names where the effect of using the recovery assumptions implied in CDS levels would imply a £200m increase in CVA.

Correlation between counterparty credit and underlying derivative risk factors may lead to a systematic bias in the valuation of counterparty credit risk, termed 'wrong-way' or 'right-way' risk. This is not incorporated into the CVA calculation, but is monitored regularly via scenario analysis and has been found to be immaterial.

Model valuation adjustments
Valuation models are reviewed under the firm's model governance framework. This process identifies the assumptions used and any model limitations (for example, if the model does not incorporate volatility skew). Where necessary, fair value adjustments will be applied to take these factors into account. Model valuation adjustments are dependant on the size of portfolio, complexity of the model, whether the model is market standard and to what extent it incorporates all known risk factors. All models and model valuation adjustments are subject to review on at least an annual basis.

Own credit adjustments
The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement. For funded instruments such as issued notes, mid-level credit spreads on Barclays issued bonds are the basis for this adjustment.

At 31 December 2012, the own credit adjustment arose from the fair valuation of Barclays financial liabilities designated at fair value. Barclays credit spreads tightened during 2012, leading to a charge of £4,579m (2011: gain of £2,708m) from the fair value of changes primarily in own credit itself but also reflecting the effects of foreign exchange rates, time decay and trade activity.

18 Fair value of financial instruments continued
Key valuation adjustments that may be of interest from a financial statement user perspective are quantified below:

As at 31 December:	2012	2011
	£m	£m
Bid-offer valuation adjustments	(452)	(603)
Uncertainty adjustments	(294)	(313)
Derivative credit valuation adjustments:
- Monolines	(235)	(403)
- Other derivative credit valuation adjustments	(693)	(958)
Derivative debit valuation adjustments	442	774

Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is as follows:

Year ended 31 December	2012	2011
	£m	£m
As at 1 January	117	137
Additions	78	93
Amortisation and releases	(47)	(113)
As at 31 December	148	117

Valuation control framework
The Finance-Product Control-Valuations function is responsible for independent price verification, oversight of fair value adjustments and escalation of valuation issues. This process covers all fair value positions and is a key control in ensuring the material accuracy of valuations.

Price verification uses independently sourced data that is deemed most representative of the market. The characteristics against which the data source is assessed are independence, reliability, consistency with other sources and evidence that the data represents an executable price. The most current data available at balance sheet date is used. Where significant variances are noted in the independent price verification process, an adjustment is taken to the fair value position. Additional fair value adjustments may be taken to reflect such factors as bid-offer spreads, market data uncertainty, model limitations and counterparty risk - further detail on these fair value adjustments is disclosed on page 51.

Governance over the valuation process is the responsibility of the Valuation Committee.  This Committee meets monthly and is responsible for overseeing valuation and fair value adjustment policy within Corporate and Investment Banking and this is the forum to which valuation issues are escalated. The Valuation Committee delegates more detailed review to the following five sub-committees: Independent Valuations, Legacy and Other Assets, Litigation Risk, Models and Governance.

The Independent Valuations Sub-committee reviews the results of the independent price verification and fair value adjustments process on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty. The Legacy and Other Assets Sub-committee is responsible for overseeing the valuation and measurement issues arising in legacy assets, certain AFS positions and other assets as delegated by the Valuation Committee. The Litigation Risk Sub-committee is responsible for overseeing the valuation and measurement issues arising from legal risks within Corporate and Investment Banking.

The Models Sub-committee is responsible for overseeing policies and controls related to the use of valuation models. This includes but is not limited to review of global model risk reports, the trade approval process and model validation, model-related fair value adjustments, and independent price verification variances or collateral disputes relating to model usage.

The Governance Sub-committee is responsible for overseeing the governance of valuation processes, policies and procedures. This Sub-committee monitors the development of the Valuation control framework, completeness of balance sheet oversight and appropriate representation of senior management at the Valuation Committee and each of the above referenced sub-committees. Regulatory and accounting issues related to fair value are assessed by the Governance Sub-committee.

Critical accounting estimates and judgements
Quoted market prices are not available for many of the financial assets and liabilities that are held at fair value and the Group uses a variety of techniques to estimate the fair value. The above note describes the more judgemental aspects of valuation in the period, including: credit valuation adjustments on monoline exposures, commercial real estate loans, private equity investments, and fair value loans to government and business and other services.

19 Offsetting financial assets and financial liabilities

In accordance with IAS 32 Financial Instruments: Presentation, the group reports financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:

i. all financial assets and liabilities that are reported net on the balance sheet; and

ii.        all  derivative financial instruments and reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

 The table identifies the amounts that have been offset in the balance sheet and also those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements of IAS 32 described above.

The 'Net amounts' presented below are not intended to represent the Group's actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.

	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangementsd	Balance sheet totale
	Effects of offsetting on balance sheet			Related amounts not offset3
	Gross amounts	Amounts offseta	Net amounts reported on the balance sheetb	Financial instruments	Financial collateralc	Net amount
	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2012
Derivative financial assets	879,082	(420,741)	458,341	(387,672)	(53,183)	17,486	10,815	469,156
Reverse repurchase agreements and other similar secured lending	231,477	(100,989)	130,488	-	(129,716)	772	46,034	176,522
Total Assets	1,110,559	(521,730)	588,829	(387,672)	(182,899)	18,258	56,849	645,678

Derivative financial liabilities	(869,514)	419,192	(450,322)	387,672	52,163	(10,487)	(12,399)	(462,721)
Repurchase agreements and other similar secured borrowing	(232,029)	100,989	(131,040)	-	130,444	(596)	(86,138)	(217,178)
Total Liabilities	(1,101,543)	520,181	(581,362)	387,672	182,607	(11,083)	(98,537)	(679,899)

As at 31 December 2011
Derivative financial assets	1,059,742	(538,407)	521,335	(440,592)	(57,294)	23,449	17,629	538,964
Reverse repurchase agreements and other similar secured lending	196,083	(85,030)	111,053	-	(110,302)	751	42,612	153,665
Total Assets	1,255,825	(623,437)	632,388	(440,592)	(167,596)	24,200	60,241	692,629

Derivative financial liabilities	(1,050,580)	539,092	(511,488)	440,592	51,892	(19,004)	(16,422)	(527,910)
Repurchase agreements and other similar secured borrowing	(232,661)	85,030	(147,631)	-	146,176	(1,455)	(59,661)	(207,292)
Total Liabilities	(1,283,241)	624,122	(659,119)	440,592	198,068	(20,459)	(76,083)	(735,202)

Notes

a.      Amounts offset for Derivative financial assets includes cash collateral netted of £6,506m (31 December 2011: £5,852m,) Amounts offset for Derivative liabilities includes cash collateral netted of £4,957m (31 December
        2011 £6,537m,). Settlements assets and liabilities have been offset amounting to £9,879m (31 December 2011: £7,469m). No other significant recognised financial assets and liabilities were offset in the balance sheet.
        Therefore, the only balance sheet categories necessary for inclusion in the table are those shown above.

b. The table excludes Reverse repurchase agreements designated at fair value which are subject to enforceable master netting arrangements of £3bn (31 December 2011: £3bn).

c. Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.

d. This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.

e. The balance sheet total is the sum of 'Net amounts reported on the balance sheet' that are subject to enforceable netting arrangements and 'Amounts not subject to enforceable netting arrangements'.

19 Offsetting financial assets and financial liabilities continued

Related amounts not offset

Derivative assets and liabilities
The 'Financial instruments' column identifies financial assets and liabilities that are subject to set off under netting agreements, such as the ISDA Master Agreement or derivative exchange or clearing counterparty agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transaction covered by the agreements if an event of default or other predetermined events occur.

Financial collateral refers to cash and non-cash collateral obtained, typically daily or weekly, to cover the net exposure between counterparties by enabling the collateral to be realised in an event of default or if other predetermined events occur.

These categories are not mutually exclusive. For example, derivatives included in the 'Financial instruments' column may also be covered by collateral arrangements.

Repurchase and reverse repurchase agreements and other similar secured lending and borrowing
The 'Financial instruments' column identifies financial assets and liabilities that are subject to set off under netting agreements, such as global master repurchase agreements and global master securities lending agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transaction covered by the agreements if an event of default or other predetermined events occur.
Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

As with derivative assets and liabilities above, these categories are not mutually exclusive.

These offsetting and collateral arrangements and other credit risk mitigation strategies used by the Group are further explained in the Credit risk mitigation section (page 150)

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Financial instruments held at amortised cost

The notes included in this section focus on assets that are held at amortised cost arising from the Group's retail and wholesale lending including loans and advances, finance leases, repurchase and reverse repurchase agreements and similar secured lending.  Detail regarding the Group's capital and liquidity position can be found on pages 120 to 133.

Financial instruments held at amortised cost
Accounting for financial instruments held at amortised cost
Loans and advances to customers and banks, customer accounts, debt securities and most financial liabilities, are held at amortised cost. That is, the initial fair value (which is normally the amount advanced or borrowed) is adjusted for repayments and the amortisation of coupon, fees and expenses to represent the effective interest rate of the asset or liability.

20 Loans and advances to banks and customers

As at 31 December	2012	2011
	£m	£m
Gross loans and advances to banks	40,503	47,491
Less: allowance for impairment	(41)	(45)
Loans and advances to banks	40,462	47,446

Gross loans and advances to customers	431,664	442,486
Less: allowance for impairment	(7,758)	(10,552)
Loans and advances to customers	423,906	431,934

Further information on the Group's loans and advances to banks and customers and impairment allowances are included on pages 102 - 113.

21 Finance leases
Accounting for finance leases
The Group applies IAS 17 Leases in accounting for finance leases, both where it is the lessor or the lessee.  A finance lease is a lease which confers substantially all the risks and rewards of the leased assets on the lessee.  Where the Group is the lessor, the leased asset is not held on the balance sheet; instead a finance lease receivable is recognised representing the minimum lease payments receivable under the terms of the lease, discounted at the rate of interest implicit in the lease. Where the Group is the lessee, the leased asset is recognised in property, plant and equipment and a finance lease liability is recognised, representing the minimum lease payments payable under the lease, discounted at the rate of interest implicit in the lease.

Interest income or expense is recognised in interest receivable or payable, allocated to accounting periods to reflect a constant periodic rate of return.

Finance lease receivables
Finance lease receivables are included within loans and advances to customers. The Group specialises in asset-based lending and works with a broad range of international technology, industrial equipment and commercial companies to provide customised finance programmes to assist manufacturers, dealers and distributors of assets.

Investment in finance lease receivables	2012				2011
	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable	Un- guaranteed residual values	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable	Un- guaranteed residual values
	£m	£m	£m	£m	£m	£m	£m	£m
Not more than one year	2,363	(329)	2,034	80	2,977	(437)	2,540	71
Over one year but not more than five years	5,055	(749)	4,306	105	6,333	(934)	5,399	122
Over five years	617	(120)	497	318	1,379	(320)	1,059	395
Total	8,035	(1,198)	6,837	503	10,689	(1,691)	8,998	588

The impairment allowance for uncollectable finance lease receivables amounted to £140m at 31 December 2012 (2011: £290m).

Finance lease liabilities
The Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease liabilities are included within accruals, deferred income and other liabilities (see Note 27).

As at 31 December 2012, the total future minimum payments under finance leases were £35m (2011: £64m), of which £5m (2011: £10m) was due within one year. As at 31 December 2012, the carrying amount of assets held under finance leases was £22m (2011: £28m).

22 Reclassification of financial assets held for trading
Accounting for the reclassification of financial assets held for trading
In accordance with IAS 39, where the Group no longer intends to trade in financial assets it may transfer them out of the held for trading classification and measure them at amortised cost if they meet the definition of a loan. The initial value used for the purposes of establishing amortised cost is fair value on the date of the transfer.

Prior to 2010, the Group reclassified certain financial assets, originally classified as held for trading that were deemed to be not held for trading purposes to loans and receivables.

The carrying value of the securities reclassified into loans and receivables has decreased from £7,652m to £5,188m primarily as a result of sales and paydowns of the underlying securities offset by increases due to the reversal of the discount on reclassification and FX movements.

Sales of securities from the 16 December 2008 reclassification totalled £151m (2011: £91m) and sales of securities from the 25 November 2009 reclassification totalled £1,316m (2011: £482m).

The following table provides a summary of the assets reclassified from held for trading to loans and receivables.

	2012		2011
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m
As at 31 December
Trading assets reclassified to loans and receivables
Reclassification 25 November 2009	5,140	4,996	7,434	7,045
Reclassification 16 December 2008	48	50	218	217
Total financial assets reclassified to loans and receivables	5,188	5,046	7,652	7,262

If the reclassifications had not been made, the Group's income statements for 2012 would have included a net gain on the reclassified trading assets of £247m (2011: loss of £152m).

23 Reverse repurchase and repurchase agreements including other similar lending and borrowing
Reverse repurchase agreements (and stock borrowing or similar transaction) are a form of secured lending whereby the Group provides a loan or cash collateral in exchange for the transfer of collateral, generally in the form of marketable securities subject to an agreement to transfer the securities back at a fixed price in the future. Repurchase agreements are where the Group obtains such loans or cash collateral, in exchange for the transfer of collateral.

Accounting for reverse repurchase and repurchase agreements including other similar lending and borrowing
The Group purchases (a reverse repurchase agreement) or borrows securities subject to a commitment to resell or return them. The securities are not included in the balance sheet as the Group does not acquire the risks and rewards of ownership. Consideration paid (or cash collateral provided) is accounted for as a loan asset at amortised cost.

The Group may also sell (a repurchase agreement) or lend securities subject to a commitment to repurchase or redeem them. The securities are retained on the balance sheet as the Group retains substantially all the risks and rewards of ownership. Consideration received (or cash collateral provided) is accounted for as a financial liability at amortised cost.

	2012	2011
	£m	£m
Assets
Banks	64,616	64,470
Customers	111,906	89,195
Reverse repurchase agreements and other similar secured lending	176,522	153,665

Liabilities
Banks	87,815	69,544
Customers	129,363	137,748
Repurchase agreements and other similar secured borrowing	217,178	207,292

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Non-current assets and other investments

The notes included in this section focus on the Group's non-current tangible and intangible assets and property plant and equipment, which provide long-term future economic benefits.

24 Property, plant and equipment

Accounting for property, plant and equipment
The Group applies IAS 16 Property Plant and Equipment and IAS 40 Investment Properties.

Property, plant and equipment is stated at cost, which includes direct and incremental acquisition costs less accumulated depreciation and provisions for impairment, if required. Subsequent costs are capitalised if these result in an enhancement to the asset.

Depreciation is provided on the depreciable amount of items of property, plant and equipment on a straight-line basis over their estimated useful economic lives. Depreciation rates, methods and the residual values underlying the calculation of depreciation of items of property, plant and equipment are kept under review to take account of any change in circumstances. The Group uses the following annual rates in calculating depreciation:
Annual rates in calculating depreciation

Freehold land
Freehold buildings and long-leasehold property (more than 50 years to run)
Leasehold property over the remaining life of the lease (less than 50 years to run)
Costs of adaptation of freehold and leasehold propertya
Equipment installed in freehold and leasehold propertya
Computers and similar equipment
Fixtures and fittings and other equipment

Depreciation rate Not depreciated 2-3.3% Over the remaining life of the lease 6-10% 6-10% 17-33% 9-20%
Investment property
The Group initially recognises investment property at cost, and subsequently at fair value at each balance sheet date reflecting market conditions at the reporting date. Gains and losses on remeasurement are included in the income statement.

Note a Where leasehold property has a remaining useful life of less than 15 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

24 Property, plant and equipment continued

	Investment property	Property	Equipment	Leased assets	Total
	£m	£m	£m	£m	£m
Cost
As at 1 January 2012	2,928	3,959	4,755	20	11,662
Acquisitions of subsidiaries	(16)	6	1	-	(9)
Additions and disposals	(191)	177	211	(6)	191
Change in fair value of investment properties	23	-	-	-	23
Exchange and other movementsa	(1,058)	(112)	(173)	-	(1,343)
As at 31 December 2012	1,686	4,030	4,794	14	10,524
Accumulated depreciation and impairment
As at 1 January 2012	-	(1,245)	(3,244)	(7)	(4,496)
Depreciation charge	-	(212)	(456)	(1)	(669)
Disposals	-	18	204	2	224
Exchange and other movements	-	25	146	-	171
As at 31 December 2012	-	(1,414)	(3,350)	(6)	(4,770)
Net book value	1,686	2,616	1,444	8	5,754
Cost
As at 1 January 2011	1,570	4,229	4,749	75	10,623
Acquisitions and disposals of subsidiaries	1,201	-	-	-	1,201
Additions and disposals	277	(183)	256	1	351
Change in fair value of investment properties	(138)	-	-	-	(138)
Exchange and other movements	18	(87)	(250)	(56)	(375)
As at 31 December 2011	2,928	3,959	4,755	20	11,662
Accumulated depreciation and impairment
As at 1 January 2011	-	(1,326)	(3,133)	(24)	(4,483)
Depreciation charge	-	(206)	(463)	(4)	(673)
Disposals	-	275	175	4	454
Exchange and other movements	-	12	177	17	206
As at 31 December 2011	-	(1,245)	(3,244)	(7)	(4,496)
Net book value	2,928	2,714	1,511	13	7,166

Property rentals of £105m (2011:£94m) and £52m (2011: £61m) have been included in net investment income and other income respectively.

The fair value of investment property is determined by reference to current market prices for similar properties, adjusted as necessary for condition and location, or by reference to recent transactions updated to reflect current economic conditions. Discounted cash flow techniques may be employed to calculate fair value where there have been no recent transactions, using current external market inputs such as market rents and interest rates. Valuations are carried out by management with the support of appropriately qualified independent valuers.

Note a Of the other movement, £1.1bn relates to a transfer of Baubecon, an investment property, to other assets held for sale in June. Subsequently in July, Baubecon was disposed.

25 Goodwill and intangible assets
Accounting for goodwill and other intangible assets
Goodwill
The carrying value of goodwill is determined in accordance with IFRS 3 Business Combinations and IAS 36 Impairment of Assets.

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures, and represents the excess of the fair value of the purchase consideration over the fair value of the Group's share of the assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. The test involves comparing the carrying value of goodwill with the present value of the pre tax cash flows, discounted at a rate of interest that reflects the inherent risks, of the cash generating unit to which the goodwill relates, or the cash generating unit's fair value if this is higher.

Intangible assets
The accounting standard that the Group applies in accounting for intangible assets other than goodwill is IAS 38 Intangible Assets.

Intangible assets include brands, customer lists, licences and other contracts and core deposit intangibles. They are initially recognised when they are separable or arise from contractual or other legal rights, the cost can be measured reliably and, in the case of intangible assets not acquired in a business combination, where it is probable that future economic benefits attributable to the assets will flow from their use.

Intangible assets are stated at cost (which is, in the case of assets acquired in a business combination, the acquisition date fair value) less amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally over 4-25 years.

Intangible assets are reviewed for impairment when there are indications that impairment may have occurred.

	Goodwill	Internally generated software	Other software	Core deposit intangibles	Brands	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2012
Cost
As at 1 January 2012	6,697	1,437	328	287	166	1,724	444	11,083
Additions and disposals	29	446	115	(21)	(1)	19	34	621
Exchange and other movements	(141)	(39)	35	(23)	(16)	(105)	(2)	(291)
As at 31 December 2012	6,585	1,844	478	243	149	1,638	476	11,413
Accumulated amortisation and impairment
As at 1 January 2012	(1,392)	(694)	(114)	(114)	(106)	(615)	(202)	(3,237)
Disposals	-	32	5	21	1	1	5	65
Amortisation charge	-	(162)	(52)	(11)	(18)	(152)	(40)	(435)
Impairment charge	-	(8)	-	-	-	-	(2)	(10)
Exchange and other movements	13	23	3	8	12	49	11	119
As at 31 December 2012	(1,379)	(809)	(158)	(96)	(111)	(717)	(228)	(3,498)
Net book value	5,206	1,035	320	147	38	921	248	7,915
2011
Cost
As at 1 January 2011	7,259	1,091	234	347	202	1,686	473	11,292
Additions and disposals	(210)	375	98	(1)	-	144	(19)	387
Exchange and other movements	(352)	(29)	(4)	(59)	(36)	(106)	(10)	(596)
As at 31 December 2011	6,697	1,437	328	287	166	1,724	444	11,083
Accumulated amortisation and impairment
As at 1 January 2011	(1,040)	(552)	(86)	(121)	(109)	(493)	(194)	(2,595)
Disposals	210	2	5	-	-	-	23	240
Amortisation charge	-	(157)	(35)	(13)	(18)	(158)	(38)	(419)
Impairment charge	(597)	(4)	-	-	-	-	-	(601)
Exchange and other movements	35	17	2	20	21	36	7	138
As at 31 December 2011	(1,392)	(694)	(114)	(114)	(106)	(615)	(202)	(3,237)
Net book value	5,305	743	214	173	60	1,109	242	7,846

25 Goodwill and intangible assets continued
Goodwill
Goodwill is allocated to business operations according to business segments as follows:

	2012	2011
	£m	£m
UK RBB	3,144	3,145
Europe RBB	62	64
Africa RBB	863	947
Barclaycard	514	505
Investment Bank	93	102
Corporate Banking	139	151
Wealth and Investment Management	391	391
Total net book value of goodwill	5,206	5,305

Critical accounting estimates and judgements
Goodwill
Testing goodwill for impairment involves a significant amount of estimation. This includes the identification of independent cash generating units and the allocation of goodwill to these units based on which units are expected to benefit from the acquisition. The allocation is reviewed following business reorganisation. Cash flow projections necessarily take into account changes in the market in which a business operates including the level of growth, competitive activity and, the impacts of regulatory change. Determining both the expected pre-tax cash flows and the risk adjusted interest rate appropriate to the operating unit require the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding the long-term sustainable cash flows.

Other intangible assets
Determining the estimated useful lives of intangible assets (such as those arising from contractual relationships) requires an analysis of circumstances and judgement. The assessment of whether an asset is exhibiting indicators of impairment as well as the calculation of impairment, which requires the estimation of future cash flows and fair values less costs to sell, also requires the preparation of cash flow forecasts and fair values for assets that may not be regularly bought and sold. The most significant amounts of intangible assets relate to Absa and Lehman Brothers North American businesses.

Impairment testing of goodwill
Total Impairment charges of £nil have been recognised during the year. Impairment charges of £597m recognised in 2011 related to the goodwill held in FirstPlus and Spain which was not supportable based on value in use calculations.

Key assumptions
The key assumptions used for impairment testing are set out below for each significant goodwill balance. Other goodwill of £1,247m (2011: £1,264m) was allocated to multiple cash-generating units which are not considered individually significant.

UK RBB
At 31 December 2012, goodwill relating to Woolwich was £3,130m (2011: £3,130m) of the total UK RBB balance. The carrying value of the cash generating unit (CGU) is determined using an allocation of total group shareholder funds excluding goodwill based on the CGU's share of risk weighted assets before goodwill balances are added back. The recoverable amount of the CGU has been determined using cash flow predictions based on financial budgets approved by management and covering a five-year period, with a terminal growth rate of 2% (2011: 3%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 12% (2011: 13%). Based on these assumptions, the recoverable amount exceeded the carrying amount including goodwill by £9,334m (2011: £8,683m). A one percentage point change in the discount rate or the terminal growth rate would increase or decrease the recoverable amount by £1,637m (2011: £1,399m) and £1,115m (2011: £939m) respectively. A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £1,767m (2011: £1,538m).

Africa RBB
At 31 December 2012, goodwill relating to the Absa RBB was £829m (2011: £911m) of the total Africa RBB balance. The carrying value of the CGU has been determined by using net asset value. The recoverable amount of the Absa Group has been determined using cash flow predictions based on financial budgets approved by management and covering a five year period, with a terminal growth rate of 6% (2011: 6%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 13% (2011: 14%). The recoverable amount calculated based on value in use exceeded the carrying amount including goodwill by £3,133m (2011: £4,746m). A one percentage point change in the discount rate or the terminal growth rate would increase or decrease the recoverable amount by £813m (2011: £948m) and £623m (2011: £702m) respectively. A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £643m (2011: £842m).

26 Operating leases

Accounting for operating leases
The Group applies IAS 17 Leases, for operating leases. An operating lease is a lease where substantially all of the risks and rewards of the leased assets remain with the lessor. Where the Group is the lessor, lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate. The Group holds the leased assets on balance sheet within property, plant and equipment.

Where the Group is the lessee, rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

Operating lease receivables
The Group acts as lessor, whereby items of plant and equipment are purchased and then leased to third parties under arrangements qualifying as operating leases. The future minimum lease payments expected to be received under non-cancellable operating leases as at 31 December 2012 was £4m (2011: £14m).

Operating lease commitments
The Group leases various offices, branches and other premises under non-cancellable operating lease arrangements. With such operating lease arrangements, the asset is kept on the lessor's balance sheet and the Group reports the future minimum lease payments as an expense over the lease term. The leases have various terms, escalation and renewal rights. There are no contingent rents payable.

Operating lease rentals of £622m (2011: £659m) have been included in administration and general expenses.

The future minimum lease payments by the Group under non-cancellable operating leases are as follows:

	2012		2011
	Property	Equipment	Property	Equipment
	£m	£m	£m	£m
Not more than one year	695	13	585	12
Over one year but not more than five years	1,290	3	1,673	2
Over five years	2,768	-	2,830	-
Total	4,753	16	5,088	14

Total future minimum sublease payments to be received under non-cancellable subleases as at 31 December 2012 was £22m (2011: £121m).

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Accruals, provisions, contingent liabilities and legal proceedings

The notes included in this section focus on the Group's accruals, provisions and contingent liabilities. Provisions are recognised for present obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated.  Contingent liabilities reflect potential liabilities that are not recognised on the balance sheet.

27 Accruals, deferred income and other liabilities
Accounting for insurance contracts
The Group applies IFRS 4 Insurance Contracts to its insurance contracts. An insurance contract is a contract that compensates a third party against a loss from non-financial risk. Some wealth management and other products, such as life assurance contracts, combine investment and insurance features; these are treated as insurance contracts when they pay benefits that are at least 5% more than they would pay if the insured event does not occur.

Insurance liabilities include current best estimates of future contractual cash flows, claims handling, and administration costs in respect of claims. Liability adequacy tests are performed at each balance sheet date to ensure the adequacy of contract liabilities. Where a deficiency is highlighted by the tests, insurance liabilities are increased, any deficiency being recognised in the income statement.

Insurance premium revenue is recognised in the income statement in the period earned, net of reinsurance premiums payable, in net premiums from insurance contracts. Increases and decreases in insurance liabilities are recognised in the income statement in net claims and benefits on insurance contracts.

	2012	2011
	£m	£m
Accruals and deferred income	4,874	4,959
Other creditors	4,934	5,171
Obligations under finance leases (see Note 21)	35	64
Insurance contract liabilities, including unit-linked liabilities	2,689	2,386
Accruals, deferred income and other liabilities	12,532	12,580

Insurance liabilities relate principally to the Group's long term business. Insurance contract liabilities associated with the Group's short term non-life business are £126m (2011: £118m).  The maximum amounts payable under all of the Group's insurance products, ignoring the probability of insured events occurring and the contribution from investments backing the insurance policies, were £102bn (2011: £104bn) or £79bn (2011: £82bn) after reinsurance. Of this insured risk, £87bn (2011: £89bn) or £67bn (2011: £69bn) after reinsurances was concentrated in short term insurance contracts in Africa.

The impact to the income statement and equity under a reasonably possible change in the assumptions used to calculate the insurance liabilities would be £7m (2011: £8m).

28 Provisions

Accounting for provisions
The Group applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets in accounting for non-financial liabilities.

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, which can be reliably estimated. Provision is made for the anticipated cost of restructuring, including redundancy costs when an obligation exists; for example, when the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by announcing its main features or starting to implement the plan. Provision is made for undrawn loan commitments if it is probable that the facility will be drawn and result in the recognition of an asset at an amount less than the amount advanced.

	Onerous contracts	Redundancy and restructuring	Undrawn contractually committed facilities and guarantees provided	Payment Protection Insurance redress	Interest rate hedging product redress	Litigation	Sundry provisions	Total
	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2012	116	216	230	565	-	140	262	1,529
Additions	24	74	124	1,600	850	105	401	3,178
Amounts utilised	(20)	(136)	(5)	(1,179)	(36)	(35)	(66)	(1,477)
Unused amounts reversed	(15)	(73)	(129)	-	-	(11)	(160)	(388)
Exchange and other movements	(1)	(10)	(61)	-	-	1	(5)	(76)
As at 31 December 2012	104	71	159	986	814	200	432	2,766
As at 1 January 2011	74	177	229	-	-	151	316	947
Additions	71	330	111	1,000	-	176	36	1,724
Amounts utilised	(31)	(257)	(2)	(435)	-	(104)	(64)	(893)
Unused amounts reversed	-	(31)	(109)	-	-	(73)	(13)	(226)
Exchange and other movements	2	(3)	1	-	-	(10)	(13)	(23)
As at 31 December 2011	116	216	230	565	-	140	262	1,529

Provisions expected to be recovered or settled within no more than 12 months after 31 December 2012 were £1,700m (2011: £1,260m).

Critical accounting estimates and judgements
Payment Protection Insurance Redress
Following the conclusion of the 2011 judicial review, a provision for PPI redress of £1.0bn was raised in May 2011 based on FSA guidelines and historic industry experience in resolving similar claims.  Subsequently, further provisions of £300m were raised in March 2012, £700m in September 2012 and £600m in December 2012, bringing the total provision for PPI redress to £2.6bn.  As at 31 December 2012 £1.6bn of the provision has been utilised, including gesture of goodwill payments to customers with accrued claims at the conclusion of the judicial review, leaving a residual provision of £1.0bn.

As of 31 December 2012, 1.1m customer initiated claimsa have been received and processed. The volume of claims received has declined since the peak in May 2012, although the rate of decline has been lower than previously expected.

In addition to customer initiated claims, in August 2012, in accordance with regulatory standards, Barclays commenced proactive mailing of the holders of approximately 750,000 policies. Of this population approximately 100,000 have been mailed as at 31 December and it is anticipated that the remainder will be completed by June 2013.

To date Barclays has upheld on average 39% of claims received, excluding payment of gestures of goodwill and reflecting a high proportion of claims for which no PPI policy exists. The average redress per valid claim to date is £2,750, comprising, where applicable, the refund of premium, compound interest charged and interest of 8%.

The current provision is calculated based on a number of key assumptions which continue to involve significant management judgement:
- Customer initiated claim volumes - claims received not yet processed and an estimate of future claims initiated by customers where the volume is anticipated to continue to decline over time;
- Proactive response rate - volume of claims in response to proactive mailing;
- Uphold rate - the percentage of claims that are upheld as being valid upon review; and
- Average claim redress - the expected average payment to customers for upheld claims based on the type and age of the policy/policies.

The provision also includes an estimate of the Group's claims handling costs and those costs associated with claims that are subsequently referred to the Financial Ombudsman Service.

28 Provisions continued

These assumptions remain subjective, in particular the uncertainty associated with future claims levels. Therefore, it is possible that the eventual outcome may materially differ from current estimates, resulting in an increase or decrease to the required provision. The following table details, by key assumption, actual data through to 31 December 2012, forecast assumptions used in the provision calculation and sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low:

Assumption	Cumulative actual to 31.12.12	Future Expected	Sensitivity Analysis increase/decrease in provision
Customer initiated claimsa	1,100k	450k	50k = £44m
Proactive mailing	100k	650k
Response rate to proactive mailing	27%	29%	1% = £9m
Average uphold rate per claimb	39%	53%	1% = £11m
Average redress per valid claimb	£2,750	£2,000	£100 = £41m

Interest Rate Hedging Product Redress
On 29 June 2012, the FSA announced that it had reached agreement with a number of UK banks, including Barclays, in relation to a review and redress exercise to be carried out in respect of interest rate hedging products sold to small and medium sized enterprises. During the second half of 2012, Barclays completed a pilot review of a sample of individual cases. On 31 January 2013, the FSA issued a report on the findings of the pilot, along with those conducted by a number of other banks.  The report included a number of changes and clarifications to the requirements under which the main review and redress exercise should be conducted. Barclays has agreed to conduct the exercise in line with the approach set out in this report and will commence shortly. Our current analysis suggests that there are approximately 4,000 private or retail classified customers to which interest rate hedging products were sold within the relevant timeframe, of which approximately 3,000 are likely to be categorised as non-sophisticated under the terms of the agreement.

As at 30 June 2012, a provision of £450m was recognised, reflecting management's initial estimate of future redress to customers categorised as non-sophisticated and related costs.  As at 31 December 2012, an additional provision of £400m has been recognised, reflecting the results of the pilot review, an updated estimate of administrative costs and the greater clarity afforded by the implementation requirements agreed with the FSA. The provision recognised in the balance sheet as at 31 December 2012 is £814m, after utilisation of £36m during 2012, primarily related to administrative costs.

The pilot exercise provides the best currently available information upon which to base an estimate. However, the ultimate cost of the exercise will depend on the extent and nature of redress payable across the impacted population. This will be impacted by a number of factors, including:

- The number of customers for which Barclays is deemed not to have complied with relevant regulatory requirements at the time of sale;
- The nature of any redress offered by Barclays, in particular whether existing products are terminated or replaced with alternative products; and
- The level of reasonably foreseeable consequential loss payable.

The appropriate provision level will be kept under ongoing review as the main redress and review exercise progresses.

 Notes
a  Total claims received to date including those for which no PPI policy exists and excluding responses to proactive mailing.
b Claims include both customer initiated and proactive mailings. The Financial Services Compensation Scheme

29 Contingent liabilities and commitments

Accounting for contingent liabilities
Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the outflow of economic resources is remote.

The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on balance sheet:

	2012	2011
	£m	£m
Securities lending arrangements	-	35,996
Guarantees and letters of credit pledged as collateral security	15,855	14,181
Performance guarantees, acceptances and endorsements	6,406	8,706
Contingent liabilities	22,261	58,883
Documentary credits and other short-term trade related transactions	1,027	1,358
Standby facilities, credit lines and other commitments	247,816	240,282

Securities Lending Arrangements
Up to the disposal of Barclays Global Investors on 1 December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2%-10%. The Group agreed with BlackRock, Inc. to continue to provide indemnities to support these arrangements until 30 November 2012.

The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (the FSCS) is the UK's compensation scheme for customers of authorised institutions that are unable to pay claims. It provides compensation to depositors in the event that UK licensed deposit taking institutions are unable to meet their claims. The FSCS raises levies on UK licensed deposit taking institutions to meet such claims based on their share of UK deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March).

Compensation has previously been paid out by the FSCS funded by loan facilities totalling approximately £18bn provided by HM Treasury to FSCS in support of FSCS's obligations to the depositors of banks declared in default.  In April 2012, the FSCS agreed revised terms on the loan facilities including a 70bps increase in the interest rate payable to 12 month LIBOR plus 100 basis points. This rate will be subject to a floor equal to the HM Treasury's own cost of borrowing. The facilities are expected to be repaid wholly from recoveries from the failed deposit takers, except for an estimated shortfall of £0.8bn,  The FSCS has announced it intends to recover this shortfall  by levying the industry in instalments across  2013, 2014 and 2015, in addition to the ongoing interest charges on the outstanding loans. Barclays has included an accrual of £156m in other liabilities as at 31 December 2012 (2011: £58m) in respect of the Barclays portion of the total levies raised by the FSCS.

Investment Bank US Mortgage Activities
Barclays activities within the US residential mortgage sector during the period of 2005 through 2008 included: sponsoring and underwriting of approximately $39bn of private-label securitisations; underwriting of approximately $34bn of other private-label securitisations; sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs); and sales of approximately $3bn of loans to others. Some of the loans sold by Barclays were originated by a Barclays subsidiary. Barclays also performed servicing activities through its US residential mortgage servicing business which Barclays acquired in Q4 2006 and subsequently sold in Q3 2010.

In connection with Barclays loan sales and sponsored private-label securitisations, Barclays provided certain loan level representations and warranties (R&Ws) generally relating to the underlying borrower, the property, mortgage documentation and/or compliance with law. Under certain circumstances, Barclays may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached. Barclays was the sole provider of R&Ws with respect to approximately $5bn of Barclays sponsored securitizations, approximately $0.2bn of sales of loans to GSEs and approximately $3bn of loans sold to others. Other than approximately $1bn of loans sold to others for which R&Ws expired prior to 2012, there are no expiration provisions applicable to the R&Ws made by Barclays.  Barclays R&Ws with respect to loans sold to others are related to loans that were generally sold at significant discounts and contained more limited R&Ws than loans sold to GSEs and in respect of the approximately $5bn of Barclays sponsored securitisations discussed above.  R&Ws on the remaining approximately $34bn of Barclays sponsored securitisations were primarily provided by third party originators directly to the securitisation trusts with Barclays, as depositor to the securitisation trusts, providing more limited R&Ws. Total unresolved repurchase requests associated with all R&Ws made by Barclays on loans sold to GSEs and others and private-label activities were $0.4bn at 31 December 2012. Barclays currently has no provisions with respect to such repurchase requests, given Barclays analysis of such requests and Barclays belief as to applicable defences with respect thereto. Based upon a large number of defaults occurring in US residential mortgages, there is a potential for additional requests for repurchases.

Claims against Barclays as an underwriter of RMBS offerings have been brought in certain civil actions. Additionally, Barclays has received inquiries from various regulatory and governmental authorities regarding its mortgage-related activities and is cooperating with such inquiries.
It is not practicable to provide an estimate of the financial impact of the potential exposure in relation to Barclays US Mortgage activities.

Further details on contingent liabilities relating to Legal Proceedings and Competition and Regulatory Matters are held in Note 30 and 31 respectively.

30 Legal Proceedings

Lehman Brothers
On 15 September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (the Bankruptcy Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the Committee). All three motions challenged certain aspects of the transaction pursuant to which BCI and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the Court Order approving such sale (the Sale). The claimants were seeking an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and Order approving the Sale (the Rule 60 Claims). On 16 November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Bankruptcy Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29 January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the Court Order approving the Sale (together with the Trustee's competing claims to those assets, the Contract Claims). Approximately $4.5bn (£2.8bn) of the assets acquired as part of the acquisition had not been received by 31 December 2012, approximately $3.0bn (£1.9bn) of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 31 December 2012. This results in an effective provision of $1.5bn (£0.9bn) against the uncertainty inherent in the litigation and issues relating to the recovery of certain assets held by institutions outside the United States.

On 22 February 2011, the Bankruptcy Court issued its Opinion in relation to these matters, rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee's favour and some in favour of BCI. On 15 July 2011, the Bankruptcy Court entered final Orders implementing its Opinion. Barclays and the Trustee each appealed the Bankruptcy Court's adverse rulings on the Contract Claims to the United States District Court for the Southern District of New York (the District Court). LBHI and the Committee did not pursue an appeal from the Bankruptcy Court's ruling on the Rule 60 Claims. After briefing and argument, the District Court issued its Opinion on 5 June 2012 in which it reversed one of the Bankruptcy Court's rulings on the Contract Claims that had been adverse to Barclays and affirmed the Bankruptcy Court's other rulings on the Contract Claims. On 17 July 2012, the District Court issued an amended Opinion, correcting certain errors but not otherwise affecting the rulings, and an agreed Judgment implementing the rulings in the Opinion. Barclays and the Trustee have each appealed the adverse rulings of the District Court to the United States Court of Appeals for the Second Circuit.

Under the Judgment of the District Court, Barclays is entitled to receive:

- $1.1bn (£0.7bn) from the Trustee in respect of "clearance box" assets;

-    property held at various institutions to secure obligations under the exchange-traded derivatives transferred to Barclays in the Sale (the ETD Margin), subject to the proviso that Barclays will be entitled to receive $507m (£0.3bn)
      of the ETD Margin only if and to the extent the Trustee has assets available once the Trustee has satisfied all of LBI's customer claims; and

-    $769m (£0.5bn) from the Trustee in respect of LBI's 15c3-3 reserve account assets only if and to the extent the Trustee has assets available once the Trustee has satisfied all of LBI's customer claims.

A portion of the ETD Margin which has not yet been recovered by Barclays or the Trustee is held or owed by certain institutions outside the United States (including several Lehman affiliates that are subject to insolvency or similar proceedings). Barclays cannot reliably estimate at this time how much of the ETD Margin held or owed by such institutions Barclays is ultimately likely to receive. Further, Barclays cannot reliably estimate at this time if and to the extent the Trustee will have assets remaining available to it to pay Barclays the $507m (£0.3bn) in respect of ETD Margin or the $769m (£0.5bn) in respect of LBI's 15c3-3 reserve account assets after satisfying all of LBI's customer claims. In this regard, the Trustee announced in October 2012 that if his proposed settlement agreements with LBHI and with the Administrator for the liquidation of Lehman Brothers Inc. (Europe) are approved by the relevant courts, then the Trustee should be in position to satisfy all customer claims and make meaningful distributions to creditors (without having to use any of the assets that Barclays claims). If the District Court's rulings were to be unaffected by future proceedings, conservatively assuming no recovery by Barclays of any of the ETD Margin not yet recovered by Barclays or the Trustee that is held or owed by institutions outside the United States and no recovery by Barclays of the $507m (£0.3bn) in respect of ETD Margin or the $769m (£0.5bn) in respect of LBI's 15c3-3 reserve account assets, Barclays estimates its loss would be approximately $0.9bn (£0.5bn). Under the same scenario, but assuming the Trustee's proposed settlement agreements with LBHI and the Administrator for the liquidation of Lehman Brothers Inc. (Europe) are implemented, and result in the receipt by Barclays of the $507m ETD Margin and $769m in respect of the 15c3-3 reserve account assets, Barclays estimates its profit would be approximately $0.4bn (£0.2bn) plus the value of any recovery of the ETD Margin held or owed by institutions outside of the United States. In this context, Barclays is satisfied with the valuation of the asset recognised on its balance sheet and the resulting level of effective provision.

American Depositary Shares
Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC's Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York (the Court). The consolidated amended complaint, dated 12 February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (the ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including US subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. On 5 January 2011, the Court issued an Order and, on 7 January 2011, Judgment was entered, granting the defendants' motion to dismiss the complaint in its entirety and closing the case. On 4 February 2011, the plaintiffs filed a motion asking the Court to reconsider in part its dismissal order. On 31 May 2011, the Court denied in full the plaintiffs' motion for reconsideration. The plaintiffs have appealed both decisions (the grant of the defendants' motion to dismiss and the denial of the plaintiffs' motion for reconsideration) to the United States Court of Appeals for the Second Circuit. Oral argument was held on 18 October 2012.

Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not practicable to estimate Barclays possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

30 Legal Proceedings continued

US Federal Housing Finance Agency and Other Residential Mortgage-Backed Securities Litigation
The United States Federal Housing Finance Agency (FHFA), acting for two US government sponsored enterprises, Fannie Mae and Freddie Mac (collectively, the GSEs), filed lawsuits against 17 financial institutions in connection with the GSEs' purchases of residential mortgage-backed securities (RMBS). The lawsuits allege, amongst other things, that the RMBS offering materials contained materially false and misleading statements and/or omissions. Barclays Bank PLC and/or certain of its affiliates or former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of RMBS, in which BCI was lead or co-lead underwriter.

Both complaints demand, amongst other things: rescission and recovery of the consideration paid for the RMBS; and recovery for the GSEs' alleged monetary losses arising out of their ownership of the RMBS. The complaints are similar to other civil actions filed against Barclays Bank and/or certain of its affiliates by other plaintiffs, including the Federal Home Loan Bank of Seattle, Federal Home Loan Bank of Boston, Federal Home Loan Bank of Chicago, Cambridge Place Investment Management, Inc., HSH Nordbank AG (and affiliates), Sealink Funding Limited, Landesbank Baden-Württemberg (and affiliates), Deutsche Zentral-Genossenschaftsbank AG (and affiliates), Stichting Pensioenfonds ABP, Royal Park Investments SA/NV, Bayerische Landesbank, John Hancock Life Insurance Company (and affiliates), Prudential Life Insurance Company of America (and affiliates) and the National Credit Union Administration relating to purchases of RMBS. Barclays considers that the claims against it are without merit and intends to defend them vigorously.

The original amount of RMBS related to the claims against Barclays in the FHFA cases and the other civil actions against Barclays Bank PLC and/or certain of its affiliates totalled approximately $8.5bn, of which approximately $2.7bn was outstanding as at 31 December 2012. Cumulative losses reported on these RMBS as at 31 December 2012 were approximately $0.4bn. If Barclays were to lose these cases Barclays believes it could incur a loss of up to the outstanding amount of the RMBS at the time of Judgment (taking into account further principal payments after 31 December 2012), plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time. Barclays has estimated the total market value of the RMBS as at 31 December 2012 to be approximately $1.6bn. Barclays may be entitled to indemnification for a portion of any losses. These figures do not include two related class actions brought on behalf of a putative class of investors in RMBS issued by Countrywide and underwritten by BCI and other underwriters, in which Barclays is indemnified by Countrywide.

Devonshire Trust
On 13 January 2009, Barclays commenced an action in the Ontario Superior Court (the Court) seeking an order that its early terminations earlier that day of two credit default swaps under an ISDA Master Agreement with the Devonshire Trust (Devonshire), an asset-backed commercial paper conduit trust, were valid. On the same day, Devonshire purported to terminate the swaps on the ground that Barclays had failed to provide liquidity support to Devonshire's commercial paper when required to do so. On 7 September 2011, the Court ruled that Barclays early terminations were invalid, Devonshire's early terminations were valid and, consequently, Devonshire was entitled to receive back from Barclays cash collateral of approximately C$533m together with accrued interest thereon. Barclays is appealing the Court's decision. If the Court's decision were to be unaffected by future proceedings, Barclays estimates that its loss would be approximately C$500m, less any impairment provisions taken by Barclays for this matter.

LIBOR Civil Actions
Barclays and other banks have been named as defendants in class action and non-class action lawsuits pending in United States Federal Courts in connection with their roles as contributor panel banks to US Dollar LIBOR, the first of which was filed on 15 April 2011. The complaints are substantially similar and allege, amongst other things, that Barclays and the other banks individually and collectively violated various provisions of the Sherman Act, the Commodity Exchange Act, the Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by suppressing or otherwise manipulating US Dollar LIBOR rates. The lawsuits seek an unspecified amount of damages and trebling of damages under the Sherman and RICO Acts. The proposed class actions purport to be brought on behalf of (amongst others) plaintiffs that (i) engaged in US Dollar LIBOR-linked over-the-counter transactions; (ii) purchased US Dollar LIBOR-linked financial instruments on an exchange; (iii) purchased US Dollar LIBOR-linked debt securities; (iv) purchased adjustable-rate mortgages linked to US Dollar LIBOR; or (v) issued loans linked to US Dollar LIBOR.

An additional class action was commenced on 30 April 2012 in the United States District Court for the Southern District of New York (SDNY) against Barclays and other Japanese Yen LIBOR panel banks by plaintiffs involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association's Euroyen TIBOR panel, of which Barclays is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of US antitrust laws between 2006 and 2010.

A further class action was commenced on 6 July 2012 in the SDNY against Barclays and other EURIBOR panel banks by plaintiffs that purchased or sold EURIBOR-related financial instruments. The complaint alleges, amongst other things, manipulation of the EURIBOR rate and breaches of the Sherman Act and the Commodity Exchange Act beginning as early as 1 January 2005 and continuing through to 31 December 2009. On 23 August 2012, the plaintiffs voluntarily dismissed the complaint.

On 21 February 2013, a class action was commenced in the United States District Court for the Northern District of Illinois against Barclays and other EURIBOR panel banks by plaintiffs that purchased or sold a NYSE LIFFE EURIBOR futures contract. The complaint alleges manipulation of the EURIBOR rate and violations of the Sherman Act beginning as early as 1 June 2005 and continuing through 30 June 2010.

In addition, Barclays has been granted conditional leniency from the Antitrust Division of the DOJ in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

Barclays has also been named as a defendant along with four current and former Barclays officers and directors in a proposed securities class action pending in the SDNY in connection with Barclays role as a contributor panel bank to LIBOR. The complaint principally alleges that Barclays Annual Reports for the years 2006-2011 contained misstatements and omissions concerning (amongst other things) Barclays compliance with its operational risk management processes and certain laws and regulations. The complaint also alleges that Barclays daily US Dollar LIBOR submissions themselves constituted false statements in violation of US securities law. The complaint is brought on behalf of a proposed class consisting of all persons or entities (other than the defendants) that purchased Barclays sponsored American Depositary Receipts on an American securities exchange between 10 July 2007 and 27 June 2012. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act 1934.

30 Legal Proceedings continued

It is not practicable to provide an estimate of the financial impact of the potential exposure of any of the actions described or what effect if any that they might have upon operating results, cash flows or Barclays financial position in any particular period.

See also Note 31.

Other
Barclays is engaged in various other legal proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business, including debt collection, consumer claims and contractual disputes. Barclays does not expect the ultimate resolution of any of these proceedings to which Barclays is party to have a material adverse effect on its results of operations, cash flows or the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reliably be estimated or because such disclosure could be prejudicial to the conduct of the claims. Provisions have been recognised for those cases where Barclays is able reliably to estimate the probable loss where the probable loss is not de minimis.

31 Competition and regulatory matters
This note highlights some of the key competition and regulatory challenges facing Barclays, many of which are beyond our control. The extent of the impact of these matters on Barclays and the impact on Barclays of any other competition and regulatory matters in which Barclays is or may in the future become involved cannot always be predicted but may materially impact our businesses and earnings.

Regulatory change
There is continuing political and regulatory scrutiny of the banking industry which, in some cases, is leading to increased or changing regulation which is likely to have a significant effect on the industry.

On 4 February 2013, the UK Government introduced the Financial Services (Banking Reform) Bill (the Bill) to the House of Commons. The Bill would give the UK authorities the powers to implement the key recommendations of the Independent Commission on Banking by requiring, amongst other things: (i) the separation of the UK and EEA retail banking activities of UK banks in a legally distinct, operationally separate and economically independent entity (so called "ring fencing") and (ii) the increase of the loss-absorbing capacity of ring-fenced banks and UK headquartered global systemically important banks to levels higher than the Basel 3 guidelines. The Bill would also give depositors protected under the Financial Services Compensation Scheme preference if a bank enters insolvency. At the same time, the Government announced that it will be bringing forward amendments to the Bill to establish a reserve power allowing the regulator, with approval from the Government, to enforce full separation under certain circumstances. The Government is expected to publish draft secondary legislation by late summer this year. The UK Government intends that primary and secondary legislation will be in place by the end of this Parliament (May 2015) and that UK banks will be required to be compliant by 1 January 2019.

The US Dodd-Frank Wall Street Reform and Consumer Protection Act contains far reaching regulatory reform, including potential reform of the regulatory regime for foreign banks operating in the US which may, amongst other things, require the US subsidiaries of foreign banks to be held under a US intermediate holding company subject to a comprehensive set of prudential and supervisory requirements in the US. The full impact on Barclays businesses and markets will not be known until the principal implementing rules are adopted in final form by governmental authorities, a process which is underway and which will take effect over several years.

Interchange
The Office of Fair Trading, as well as other competition authorities elsewhere in Europe, continues to investigate Visa and MasterCard credit and debit interchange rates. These investigations may have an impact on the consumer credit industry as well as having the potential for the imposition of fines. The timing of these cases is uncertain and it is not possible to provide an estimate of the potential financial impact of this matter on Barclays.

London Interbank Offered Rate
The UK Financial Services Authority (the FSA), the US Commodity Futures Trading Commission (the CFTC), the US Securities and Exchange Commission, the US Department of Justice Fraud Section (the DOJ-FS) and Antitrust Division, the European Commission, the UK Serious Fraud Office and various US state attorneys general are amongst various authorities conducting investigations (the Investigations) into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates, such as the London Interbank Offered Rate (LIBOR) and the Euro Interbank Offered Rate (EURIBOR).

On 27 June 2012, Barclays announced that it had reached settlements with the FSA, the CFTC and the DOJ-FS in relation to their Investigations and Barclays had agreed to pay total penalties of £290m (pounds sterling equivalent), which have been reflected in operating expenses for 2012. The settlements were made by entry into a Settlement Agreement with the FSA, a Non-Prosecution Agreement (NPA) with the DOJ-FS and a Settlement Order Agreement with the CFTC. In addition, Barclays has been granted conditional leniency from the Antitrust Division of the Department of Justice in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

The terms of the Settlement Agreement with the FSA are confidential. However, the Final Notice of the FSA, which imposed a financial penalty of £59.5m, is publicly available on the website of the FSA. This sets out the FSA's reasoning for the penalty, references the settlement principles and sets out the factual context and justification for the terms imposed.  Summaries of the NPA and the CFTC Order are set out below. The full text of the NPA and the CFTC Order are publicly available on the websites of the DOJ and the CFTC, respectively.

31 Competition and regulatory matters

In addition to a $200m civil monetary penalty, the CFTC Order requires Barclays to cease and desist from further violations of specified provisions of the Commodity Exchange Act and take specified steps to ensure the integrity and reliability of its benchmark interest rate submissions, including LIBOR and EURIBOR, and improve related internal controls. Amongst other things, the CFTC Order requires Barclays to:

- Make its submissions based on certain specified factors, with Barclays transactions being given the greatest weight, subject to certain specified adjustments and considerations;
- Implement firewalls to prevent improper communications including between traders and submitters;
- Prepare and retain certain documents concerning submissions and retain relevant communications;
- Implement auditing, monitoring and training measures concerning its submissions and related processes;
- Make regular reports to the CFTC concerning compliance with the terms of the CFTC Order;
- Use best efforts to encourage the development of rigorous standards for benchmark interest rates; and
- Continue to cooperate with the CFTC's ongoing investigation of benchmark interest rates.

As part of the NPA, Barclays agreed to pay a $160m penalty. In addition, the DOJ agreed not to prosecute Barclays for any crimes (except for criminal tax violations, as to which the DOJ cannot and does not make any agreement) related to Barclays submissions of benchmark interest rates, including LIBOR and EURIBOR, contingent upon Barclays satisfaction of specified obligations under the NPA. In particular, under the NPA, Barclays agreed for a period of two years from 26 June 2012, amongst other things, to:

- Commit no United States crime whatsoever;

-    Truthfully and completely disclose non-privileged information with respect to the activities of Barclays, its officers and employees, and others concerning all matters about which the DOJ inquires of it, which information can be used for any purpose, except as otherwise limited in the NPA;

- Bring to the DOJ's attention all potentially criminal conduct by Barclays or any of its employees that relates to fraud or violations of the laws governing securities and commodities markets; and

-    Bring to the DOJ's attention all criminal or regulatory investigations, administrative proceedings or civil actions brought by any governmental authority in the United States by or against Barclays or its employees that alleges fraud or violations of the laws governing securities and commodities markets.

Barclays also agreed to cooperate with the DOJ and other government authorities in the United States in connection with any investigation or prosecution arising out of the conduct described in the NPA, which commitment shall remain in force until all such investigations and prosecutions are concluded. Barclays also continues to cooperate with the other ongoing investigations.

It is not practicable to provide an estimate of the financial impact of these matters or what effect, if any, that the matters might have upon operating results, cash flows or Barclays financial position in any particular period.

For a discussion of litigation arising in connection with the Investigations see Note 30.

Interest Rate Hedging Products
See Note 28.

FERC Investigation
The United States Federal Energy Regulatory Commission (the FERC) Office of Enforcement investigated Barclays power trading in the western US with respect to the period from late 2006 through 2008. On 31 October 2012, the FERC issued a public Order to Show Cause and Notice of Proposed Penalties (Order and Notice) against Barclays Bank PLC in relation to this matter. In the Order and Notice the FERC asserts that Barclays Bank PLC violated the FERC's Anti-Manipulation Rule by manipulating the electricity markets in and around California from November 2006 to December 2008. The FERC is proposing that Barclays Bank PLC pay a $435m civil penalty and disgorge an additional $34.9m of profits plus interest.  Barclays intends to defend this matter vigorously.

Other Regulatory Investigations
The FSA and the Serious Fraud Office are both investigating certain commercial agreements between Barclays and Qatari interests and whether these may have related to Barclays capital raisings in June and November 2008. The FSA investigation involves four current and former senior employees including Chris Lucas, Group Finance Director, as well as Barclays. The FSA enforcement investigation began in July 2012 and the Serious Fraud Office commenced its investigation in August 2012.

In October 2012 Barclays was informed by the US Department of Justice and the US Securities and Exchange Commission that they had commenced an investigation into whether the Group's relationships with third parties who assist Barclays to win or retain business are compliant with the United States Foreign Corrupt Practices Act.

Barclays is co-operating with all the authorities fully. It is not possible to estimate the financial impact upon Barclays should any adverse findings be made.

Capital instruments, equity and reserves

The notes included in this section focus on  the Group's loan capital and shareholders equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests).  For more information on capital management and how the Group maintains sufficient capital to meet our regulatory requirements see pages 120 to 121.

32 Subordinated liabilities
Accounting for subordinated debt
Subordinated debt is measured at amortised cost using the effective interest method under IAS 39.

Subordinated liabilities include accrued interest and comprise undated and dated loan capital as follows:

	2012	2011
	£m	£m
Undated subordinated liabilities	6,740	6,741
Dated subordinated liabilities	17,278	18,129
Total subordinated liabilities	24,018	24,870

None of the Group's loan capital is secured. Regulatory capital differs from the amounts recorded in the balance sheet due to FSA requirements relating to: capital eligibility criteria; amortisation of principal in the final five years to maturity; and the exclusion of the impact of fair value hedging.

Undated subordinated liabilities		Subordinated liability per balance sheet		Regulatory capital
		2012	2011	2012	2011
	Initial call date	£m	£m	£m	£m
Barclays Bank PLC issued
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	116	103	89	90
6.86% Callable Perpetual Core Tier One Notes ($681m)	2032	720	753	420	440
Reserve Capital Instruments (RCIs)
5.926% Step-up Callable Perpetual Reserve Capital Instruments ($533m)	2016	393	414	327	343
7.434% Step-up Callable Perpetual Reserve Capital Instruments ($347m)	2017	261	273	213	217
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	117	122	95	95
14% Step-up Callable Perpetual Reserve Capital Instruments	2019	3,298	3,210	2,150	2,155
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	113	120	81	85
Total Tier 1 capital instruments included in subordinated liabilities		5,018	4,995	3,375	3,425
Undated Notes
6.875% Undated Subordinated Notes	2015	152	158	135	135
6.375% Undated Subordinated Notes	2017	153	157	133	133
7.7% Undated Subordinated Notes ($99m)	2018	72	75	62	64
8.25% Undated Subordinated Notes	2018	165	166	140	140
7.125% Undated Subordinated Notes	2020	215	214	158	158
6.125% Undated Subordinated Notes	2027	233	233	196	196
Junior Undated Floating Rate Notes ($121m)	Any interest payment date	75	78	133	139
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	146	146	145	145
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich PLC)	2021	99	99	75	75
9% Permanent Interest Bearing Capital Bonds	At any time	47	46	40	40
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	2028	47	53	57	66
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	2028	72	82	86	100
Barclays SLCSM Funding B.V. guaranteed by the Bank
6.140% Fixed Rate Guaranteed Perpetual Subordinated Notes	2015	246	239	265	264
Total undated subordinated liabilities		6,740	6,741	5,000	5,080

32 Subordinated liabilities continued

Undated loan capital
Undated loan capital is issued by the Bank and its subsidiaries for the development and expansion of their business and to strengthen their capital bases. The principal terms of the undated loan capital are described below:

Subordination
All undated loan capital ranks behind the claims against the bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital in the following order: Junior Undated Floating Rate Notes; other issues of Undated Notes, Bonds and Loans-ranking pari passu with each other; followed by TONs and RCIs-ranking pari passu with each other.

Interest
All undated loan capital bears a fixed rate of interest until the initial call date, with the exception of the 9% Bonds which are fixed for the life of the issue, and the Junior and Series 3 Undated Notes which are floating rate.

After the initial call date, in the event that they are not redeemed, the 6.875%, 6.375%, 7.125%, 6.125% Undated Notes, the 9.25% Bonds and the 6.140% Perpetual Notes will bear interest at rates fixed periodically in advance for five year periods based on market rates. All other undated loan capital except the two floating rate Undated Notes will bear interest, and the two floating rate Undated Notes currently bear interest, at rates fixed periodically in advance based on London interbank rates.

Payment of interest
Barclays Bank PLC is not obliged to make a payment of interest on its Undated Notes, Bonds and Loans excluding the 7.7% Undated Notes, 8.25% Undated Notes, 9.25% Bonds and 6.140% Perpetual Notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of the Bank. The Bank is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 months' interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, the Bank declared and paid dividends on its ordinary shares and on all classes of preference shares.

No payment of principal or any interest may be made unless the Bank satisfies a specified solvency test.

The Bank may elect to defer any payment of interest on the 7.7% Undated Notes and 8.25% Undated Notes. Until such time as any deferred interest has been paid in full, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares, preference shares, or other share capital or satisfy any payments of interest or coupons on certain other junior obligations.

The Issuer and the Bank may elect to defer any payment of interest on the 6.140% Perpetual Notes. However, any deferred interest will automatically become immediately due and payable on the earlier of: (i) the date on which any dividend or other distribution or interest or other payment is made in respect of any pari passu or any junior obligations or on which any pari passu or any junior obligations are purchased, (ii) the date of redemption or purchase of the 6.140% Perpetual Notes and (iii) certain other events including bankruptcy, liquidation or winding up of the Issuer or the Bank.

The Bank may elect to defer any payment of interest on the RCIs. Any such deferred payment of interest must be paid on the earlier of: (i) the date of redemption of the RCIs, (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment, and (iii) in respect of the 14% RCIs only, substitution. Whilst such deferral is continuing, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

The Bank may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the FSA. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as the Bank next makes a payment of interest on the TONs, neither the Bank nor Barclays PLC may (i) declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or Preference Shares, or make payments of interest in respect of the Bank's Reserve Capital Instruments and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Repayment
All undated loan capital is repayable, at the option of the Bank generally in whole at the initial call date and on any subsequent coupon or interest payment date or in the case of the 6.875%, 6.375%, 7.125%, 6.125% Undated Notes, the 9.25% Bonds and the 6.140% Perpetual Notes on any fifth anniversary after the initial call date. In addition, each issue of undated loan capital is repayable, at the option of the Bank, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior notification to the FSA.

Other
All issues of undated loan capital have been made in the Euro currency market and/or under Rule 144A, and no issues have been registered under the US Securities Act of 1933.

All issues of undated subordinated liabilities are non-convertible.

32 Subordinated liabilities continued

Dated subordinated liabilities			Subordinated liabilities per balance sheet		Regulatory capital
	Initial call date	Maturity date	2012	2011	2012	2011
			£m	£m	£m	£m
Barclays Bank PLC issued
Callable Floating Rate Subordinated Notes ($500m)	2012	2017	-	324	-	324
10.125% Subordinated Notes (ex-Woolwich plc)	2012	2017	-	102	-	100
Floating Rate Subordinated Step-up Callable Notes ($1,500m)	2012	2017	-	972	-	971
Floating Rate Subordinated Step-up Callable Notes (€1,500m)	2012	2017	-	1,259	-	1,257
5.015% Subordinated Notes ($150m)		2013	96	103	19	39
4.875% Subordinated Notes (€750m)		2013	636	659	122	251
Callable Fixed/Floating Rate Subordinated Notes (€1,000m)	2014	2019	861	900	815	838
4.38% Fixed Rate Subordinated Notes ($75m)		2015	52	55	27	39
4.75% Fixed Rate Subordinated Notes ($150m)		2015	103	110	56	78
5.14% Lower Tier 2 Notes ($1,250m)	2015	2020	885	900	773	810
6.05% Fixed Rate Subordinated Notes ($2,250m)		2017	1,635	1,723	1,391	1,457
Floating Rate Subordinated Notes (€40m)		2018	33	34	33	34
6% Fixed Rate Subordinated Notes (€1,750m)		2018	1,519	1,556	1,427	1,466
CMS-Linked Subordinated Notes (€100m)		2018	85	88	82	84
CMS-Linked Subordinated Notes (€135m)		2018	114	117	110	113
Fixed/Floating Rate Subordinated Callable Notes	2018	2023	608	621	500	500
Floating Rate Subordinated Notes (€50m)		2019	40	41	41	42
6% Fixed Rate Subordinated Notes (€1,500m)		2021	1,333	1,333	1,223	1,257
9.5% Subordinated Bonds (ex-Woolwich plc)		2021	338	344	200	200
Subordinated Floating Rate Notes (€100m)		2021	80	83	82	84
10% Fixed Rate Subordinated Notes		2021	2,446	2,389	1,962	1,961
10.179% Fixed Rate Subordinated Notes ($1,521m)		2021	1,133	1,174	940	985
Subordinated Floating Rate Notes (€50m)		2022	41	42	41	42
6.625% Fixed Rate Subordinated Notes (€1,000m)		2022	954	954	815	838
7.625% Contingent Capital Notes ($3,000m)		2022	1,848	-	1,855	-
Subordinated Floating Rate Notes (€50m)		2023	41	42	41	42
5.75% Fixed Rate Subordinated Notes		2026	810	781	600	600
5.4% Reverse Dual Currency Subordinated Loan (Yen 15,000m)		2027	90	104	108	126
6.33% Subordinated Notes		2032	62	62	50	50
Subordinated Floating Rate Notes (€100m)		2040	82	84	82	84
Absa Bank Limited issued
8.75% Subordinated Callable Notes (ZAR 1,500m)	2012	2017	-	124	-	120
6.25% CPI-linked Subordinated Callable Notes (ZAR 1,886m)	2013	2018	169	181	-	71
8.8% Subordinated Fixed Rate Callable Notes (ZAR 1,725m)	2014	2019	136	148	129	138
6.00% CPI-linked Subordinated Callable Notes (ZAR 3,758m)	2014	2019	275	286	-	-
8.1% Subordinated Callable Notes (ZAR 2,000m)	2015	2020	156	167	149	159
10.28% Subordinated Callable Notes (ZAR 600m)	2017	2022	44	49	-	-
Subordinated Callable Notes (ZAR 400m)	2017	2022	29	32	-	-
Subordinated Callable Notes (ZAR 1,805m)	2017	2022	132	-	132	-
Subordinated Callable Notes (ZAR 2,007m)	2018	2023	147	-	147	-
8.295% Subordinated Callable Notes (ZAR 1,188m)	2018	2023	87	-	87	-
5.50% CPI-linked Subordinated Callable Notes (ZAR 1,500m)	2023	2028	129	135	-	-
Other capital issued by Barclays Botswana, Kenya and Zambia		2011-2016	49	51	27	29
Total dated subordinated liabilities			17,278	18,129	14,066	15,189

32 Subordinated liabilities continued

Dated loan capital
Dated loan capital is issued by the Bank and respective subsidiaries for the development and expansion of their business and to strengthen their respective capital bases. The principal terms of the dated loan capital are described below:

Subordination
All dated loan capital ranks behind the claims against the bank of depositors and other unsecured unsubordinated creditors but before the claims of the undated loan capital and the holders of their equity. The dated loan capital issued by subsidiaries, are similarly subordinated.

Interest
Interest on the Floating Rate Notes are fixed periodically in advance, based on the related interbank or local central bank rates.

All other Non-Convertible Notes are generally fixed interest for the life of the issue, but some are reset to a floating rate after a fixed period, with varying interest rate terms.

Repayment
Those Notes with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated loan capital outstanding at 31 December 2012 is redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, to certain changes in legislation or regulations.

Any repayments prior to maturity require, in the case of the Bank, the prior notification to the FSA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

The other capital issued by Barclays Kenya, Botswana and Zambia includes amounts of £15m (2011: £26m) issued by Barclays Botswana that are convertible. These are repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part and some only in whole.

Other
The 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Group) for nil consideration should the Core Tier 1 or Common Equity Tier 1 capital of the Group (as relevant at the time) fall below 7.0% on certain dates as specified in the terms.

The 5.14% Lower Tier 2 Notes and the 7.625% Contingent Capital Notes were registered under the US Securities Act of 1933. All other issues of dated loan capital have been made in the Euro currency market, local markets and/or under Rule 144A.

33 Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid	Number of shares	Ordinary shares	Share premium	Total
	m	£m	£m	£m
As at 1 January 2012	12,199	3,050	9,330	12,380
Issued to staff under share incentive plans	44	11	86	97
As at 31 December 2012	12,243	3,061	9,416	12,477

As at 1 January 2011	12,182	3,045	9,294	12,339
Issued to staff under share incentive plans	17	5	36	41
As at 31 December 2011	12,199	3,050	9,330	12,380

Warrants
On 31 October 2008, Barclays PLC issued warrants to subscribe for up to 1,516.9 million new ordinary shares at a price of £1.97775, in conjunction with a simultaneous issue by Barclays Bank PLC of Reserve Capital Instruments. No warrants were exercised during either 2012 or 2011. As at 31 December 2012, there were unexercised warrants to subscribe for 379.2 million shares (2011: 379.2 million), which were exercised on 13 February 2013. Refer to Note 47 for further details.

Share repurchase
At the 2012 AGM on 27 April 2012, Barclays PLC was authorised to repurchase 1,220,174,570 of its ordinary shares of 25p. The authorisation is effective until the AGM in 2013 or the close of business on 30 June 2013, whichever is the earlier. No share repurchases were made during either 2012 or 2011.

34 Reserves
Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group's net investment in foreign operations, net of the effects of hedging. Currency translation movements in 2012 of £1,548m (2011: £1,607m), including £259m (2011: £598m) associated with non-controlling interests, are largely due to the depreciation of the US Dollar and Rand against Sterling.

The impact of the currency translation reserve recognised in the income statement during the year was £24m (2011: nil).

Available for sale reserve
The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

The available for sale reserve increased by £546m (2011: £1,374m), largely driven by £1,193m gains from changes in fair value (excluding non-controlling interests), £474m losses transferred to the income statement due to fair value hedging, offset by £703m gains transferred to the income statement, including the disposal of BlackRock Inc. and a £352m decrease due to the impact of current and deferred tax movements.

Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

The increase in the cash flow hedging reserve of £662m (2011: £1,263m increase) principally reflected £1,535m increases in the fair value of interest rate swaps held for hedging purposes partially offset by £695m gains transferred to net profit.

Other reserves and treasury shares
Other reserves represent the excess of the repurchase price over the nominal of redeemed ordinary and preference shares issues by the Group.

Treasury shares are deducted from shareholders' equity within other reserves and treasury shares. A transfer is made to retained earnings in line with the vesting of treasury shares held for the purposes of share based payments.

The treasury shares primarily relate to Barclays PLC shares held in relation to the Group's various share schemes. These schemes are described in Note 37.

During the period £979m (2011: £165m) net purchases of treasury shares were made principally reflecting the increase in shares held for the purposes of employee share schemes, and £946m (2011: £499m) was transferred to retained earnings reflecting the vesting of deferred share based payments.

35 Non-controlling interests

	Profit attributable to Non-controlling interests		Equity attributable to Non-controlling interests
	2012	2011	2012	2011
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	462	465	5,927	5,929
- Reserve Capital Instruments (RCIs)	-	46	-	-
- Upper Tier 2 instruments	4	3	591	586
Absa Group Limited	304	401	2,737	2,861
Other non-controlling interests	35	29	116	231
Total	805	944	9,371	9,607

The decrease in Absa Group Limited equity attributable to non-controlling interest to £2,737m (2011: £2,861m) is principally due to £247m depreciation of African currencies against Sterling and £194m of dividends paid, offset by retained profits of £304m.

During 2011 the RCIs, with a nominal value of $2bn, generated £46m of coupons before being redeemed.

35 Non-controlling interests continued
Details of the Preference shares and Upper Tier 2 instruments are shown below:

	2012	2011
	£m	£m
Preference Shares:
6.00% non cumulative callable preference shares	746	746
6.278% non cumulative callable preference shares	550	550
4.875% non cumulative callable preference shares	689	689
4.75% non cumulative callable preference shares	1,010	1,011
6.625% non cumulative callable preference shares	407	407
7.1% non cumulative callable preference shares	660	660
7.75% non cumulative callable preference shares	552	553
8.125% non cumulative callable preference shares	1,313	1,313
Total Barclays Bank PLC Preference Shares	5,927	5,929
Absa Group Preference Shares	338	371
Total Preference Shares	6,265	6,300

Upper Tier 2 Instruments:
Undated Floating Rate Primary Capital Notes Series 1	276	274
Undated Floating Rate Primary Capital Notes Series 2	315	312
Total Upper Tier 2 Instruments	591	586

Employee benefits

The notes included in this section focus on the costs and commitments associated with employing our staff.

36 Staff costs

Accounting for staff costs
The Group applies IAS 19 Employee Benefits (Revised 2011) in its accounting for most of the components of staff costs.

Short-term employee benefits - salaries, and accrued performance costs, social security and the Bonus Payroll Tax are recognised over the period in which the employees provide the services to which the payments relate.

Performance costs - recognised to the extent that the Group has a present obligation to its employees that can be measured reliably and are recognised over the period of service that employees are required to work to qualify for the services.

Deferred cash bonus awards and deferred share bonus awards are made to employees to incentivise performance over the vesting period. To receive payment under an award, employees must provide service over the vesting period, typically three years from the grant date. The period over which the expense for deferred cash and share bonus awards is recognised is based upon the common understanding between the employee and the Group and the terms and conditions of the award. The Group considers that it is appropriate to recognise the awards over the period from the date of grant to the date that the awards vest as this is the period over which the employees understand that they must provide service in order to receive awards. No expense has been recognised in 2012 for the deferred bonuses granted in March 2013, as they are dependent upon future performance rather than performance during 2012.

The accounting policies for share based payments and pensions and other post retirement benefits are under Note 37 and Note 38 respectively.

	2012	2011	2010
	£m	£m	£m
Performance costs	2,425	2,527	3,350
Salaries	5,981	6,277	6,151
Other share based payments	105	167	168
Social security costs	685	716	719
Post-retirement benefits	612	836	594
Total compensation costs	9,808	10,523	10,982

Bank payroll tax	34	76	96
Other	628	917	904
Non compensation costs	662	993	1,000

Staff costs	10,470	11,516	11,982

2012
Total staff costs reduced 9% to £10,470m, principally reflecting a 5% reduction in salaries, a 27% reduction in post-retirement benefits and reductions in performance costs. Salaries reduced by 5% to £5,981m reflecting a moderately declining average headcount. The post retirement benefits charge decreased 27% to £612m, primarily reflecting scheme closures and benefit changes in the US and Spain, and lower interest cost for the UK Retirement Fund. The post-retirement benefits charge includes £311m (2011: £318m; 2010: £297m) in respect of defined contribution schemes and £301m (2011: £518m; 2010: £297m) in respect of defined benefit schemes.

Performance costs reduced 4% to £2,425m, reflecting a 22% reduction in charges for current year cash and share bonuses and sales commissions, commitments and other incentives of £1,202m, partially offset by a 23% increase in the charge for deferred bonuses from prior years to £1,223m.

The Group incentive awards granted (which exclude charges relating to prior year deferrals but include current year awards vesting in future years) were down 16% to £2.2bn.  Investment Bank incentive awards were down 20% to £1.4bn.

The UK Government applied a bank payroll tax of 50% to all discretionary bonuses over £25,000 awarded to UK bank employees between 9 December 2009 and 5 April 2010. The total bank payroll tax paid was £437m, of which £397m was recognised between 2009 and 2011. For 2012, a charge of £34m has been recognised in relation to prior year deferrals, with the remaining £6m to be recognised in 2013.

The average total number of persons employed by the Group including both continuing and discontinued operations was 143,700 (2011: 149,700).

36 Staff costs continued
2011
Staff costs decreased 4% to £11,516m, largely due to a 25% reduction in performance costs partially offset by the non-recurrence of a £304m credit in 2010 relating to post-retirement benefits.  Charges relating to prior year deferrals were £1bn. The Group incentive awards granted (which exclude charges relating to prior year deferrals but include current year awards vesting in future years) were down 26% to £2.6bn.  Investment Bank incentive awards were down 35% to £1.7bn.

Salaries increased 2% to £6,277m against a moderately declining average headcount.  During 2011, staff numbers decreased 4% primarily due to restructuring activities across the businesses.

37 Share based payments
Accounting for share based payments
The Group applies IFRS 2 Share Based Payments in accounting for employee remuneration in the form of shares.

Employee incentives include awards in the form of shares and share options, as well as offering employees the opportunity to purchase shares on favourable terms. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that employees provide services, generally the period in which the award is granted or notified and the vesting date of the shares or options. The overall cost of the award is calculated using the number of shares and options expected to vest and the fair value of the shares or options at the date of grant.

The number of shares and options expected to vest takes into account the likelihood that performance and service conditions included in the terms of the awards will be met. Failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services.

The fair value of shares is the market price ruling on the grant date, in some cases adjusted to reflect restrictions on transferability. The fair value of options granted is determined using option pricing models to estimate the numbers of shares likely to vest. These take into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Market conditions that must be met in order for the award to vest are also reflected in the fair value of the award, as are any other non-vesting conditions - such as continuing to make payments into a share based savings scheme.

The charge for the year arising from share based payment schemes was as follows:

	Charge for the year
	2012	2011	2010
	£m	£m	£m
Share Value Plan	610	634	361
Executive Share Award Scheme	115	101	304
Others	58	137	172
Total equity settled	783	872	837
Cash settled	35	34	23
Total share based payments	818	906	860

The terms of the main current plans are as follows:

Share Value Plan (SVP)
The SVP was introduced in March 2010 and approved by shareholders (for Executive Director participation and use of new issue shares) at the AGM in April 2011. SVP awards aregranted to participants in the form of a conditional right to receive Barclays PLC shares or provisional allocations of Barclays PLC shares which vest or are considered for release over a period of three years in equal annual tranches. Participants do not pay to receive an award or to receive a release of shares. The grantor may also make a dividend equivalent payment to participants on release of a SVP award. SVP awards are also made to eligible employees for recruitment purposes under schedule 1 to the SVP. From 2010, the portion of a business unit LTIP award that was previously granted under ESAS is normally granted under SVP. All awards are subject to potential forfeiture in certain leaver scenarios.

Executive Share Award Scheme (ESAS)
ESAS awards were granted to participants in the form of a provisional allocation of Barclays PLC shares. The total value of the ESAS award made to the employee was dependent upon the business unit, Group and individual employee performance. The ESAS award must normally be held for at least three years. Additional bonus shares are subsequently awarded to recipients of the provisional allocation and are considered for release upon achieving continued service for three and five years from the date of award. ESAS awards were also made to eligible employees for recruitment purposes under JSAP (Joiners Share Award Plan). All awards are subject to potential forfeiture if the individual resigns and commences work with a competitor business.

37 Share based payments continued
Other schemes
In addition to the above schemes, the Group operates a number of other schemes including schemes operated by and settled in the shares of subsidiary undertakings, none of which are individually or in aggregate material in relation to the charge for the year or the dilutive effect of outstanding share options. Included within other schemes are the Performance Share Plan, Incentive Share Plan, Sharesave, Sharepurchase, and the Barclays Long Term Incentive Plan which was introduced and approved at the AGM in April 2011.

Share option and award plans
The weighted average fair value per award granted and weighted average share price at the date of exercise/release of shares during the year was:

	Weighted average fair value per award granted in year		Weighted average share price at exercise/release during year
	2012	2011	2012	2011
	£	£	£	£
SVPa,b	2.41	2.80	2.39	3.08
ESASa,c	1.69	2.84	2.38	2.87
Othersa	0.63 - 2.45	0.65 - 2.77	2.14 - 2.45	2.18 - 3.03

SVP and ESAS are nil cost awards and nil cost options respectively on which the performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards/options is based on the market value at that date.

Movements in options and awards
The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	SVPa,b		ESASa,c		Othersa,d
	Number (000s)		Number (000s)		Number (000s)		Weighted average ex. price (£)
	2012	2011	2012	2011	2012	2011	2012	2011
Outstanding at beginning of year/acquisition date	392,638	226,842	252,028	383,483	214,363	175,253	1.93	2.80
Granted in the year	345,165	255,592	3,571	11,267	114,305	111,374	1.44	1.52
Exercised/released in the year	(170,672)	(77,315)	(153,425)	(117,126)	(60,150)	(18,164)	1.47	2.03
Less: forfeited in the year	(26,259)	(12,481)	(24,307)	(25,596)	(48,970)	(46,480)	1.76	2.59
Less: expired in the year	-	-	-	-	(18,572)	(7,620)	2.79	3.94
Outstanding at end of year	540,872	392,638	77,867	252,028	200,976	214,363	1.70	1.93
Of which exercisable:	29	-	20,178	25,025	20,302	20,424	3.21	2.78

Certain of the Group's share option plans enable certain directors and employees to subscribe for new ordinary shares of Barclays PLC.  For accounting for treasury shares see Note 34 Reserves.

The weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date are as follows:

	2012		2011
	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)
SVP	1	540,872	2	392,638
ESAS	-	77,867	2	252,028
Others	0-4	200,976	0 - 4	214,363

Notes
a Options/award granted over Barclays PLC shares.
b Nil cost award and therefore the weighted average exercise price was nil.
c Nil cost options and therefore there was no weighted average exercise price.

d  The number of awards within others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 6,317,134). The weighted average exercise price relates to Sharesave.

37 Share based payments continued
There were no significant modifications to the share based payments arrangements in the years 2012, 2011 and 2010.

As at 31 December 2012, the total liability arising from cash-settled share based payments transactions was £5m (2011: £12m).

Holdings of Barclays PLC Shares
Various employee benefit trusts established by the Group, hold shares in Barclays PLC to meet obligations under the Barclays share based payment schemes.  The total number of Barclays shares held in these employee benefit trusts at 31 December 2012 was 6.8 million (2011: 3.9 million).  Dividend rights have been waived on all (2011: nil) of these shares.  The total market value of the shares held in trust based on the year end share price of £2.62 (2011: £1.74) was £17.8m (2011: £6.8m).

38 Pensions and post retirement benefits
Accounting for pensions and post retirement benefits
The Group operates a number of pension schemes including defined contribution, defined benefit and post-employment benefit schemes.

Defined contribution schemes - the Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

Defined benefit schemes - the Group recognises its obligation to members of the scheme at the period end, less the fair value of the scheme assets after applying the asset ceiling test. Changes in pension scheme liabilities or assets ('remeasurements') that do not arise from regular pension cost, interest on net defined benefit liabilities or assets, past service costs, settlements and contributions to the plan, are recognised in other comprehensive income. Each scheme's obligations are calculated using the projected unit credit method on the assumptions set out in the note below. Scheme assets are stated at fair value as at the period end.

IAS 19 (Revised 2011) has been adopted by the Group from the mandatory effective date of 1 January 2013 and application is retrospective. For a summary of the changes and the financial impacts of adoption, see page 5.

Post-employment benefits - the cost of providing health care benefits to retired employees is accrued as a liability in the financial statements over the period that the employees provide services to the Group, using a methodology similar to that for defined benefit pension schemes.

Pension schemes

UKRF
The UK Retirement Fund (UKRF) is the Group's main scheme, representing 93% of the Group's total retirement benefit obligations. The UKRF was closed to new entrants as at 1 October 2012, and comprises ten sections, the most significant of which are:

-    Afterwork, which comprises a contributory cash balance defined benefit element, and a voluntary defined contribution element. The cash balance element is accrued each year and revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (up to a maximum of 5% pa). An investment related increase of up to 2% a year may also be added at Barclays discretion. Between 1 October 2003 and 1 October 2012 the majority of new employees outside of Investment Bank were eligible to join this section. The costs of ill-health retirements and death in service benefits for Afterwork members are borne by the UKRF.  The main risks that Barclays runs in relation to Afterwork are more limited than in traditional final salary pension plans, being the risk of needing to make additional contributions if pre-retirement investment returns are not sufficient to provide for the benefits. The discretionary element of the benefit provides a partial buffer against this risk.

- The Pension Investment Plan (PIP): a defined contribution section providing benefits for Investment Bank employees from 1 July 2001 to 1 October 2012.

-    The 1964 Pension Scheme: most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010 members became eligible to accrue future service benefits in either Afterwork or PIP. The risks that Barclays runs in relation to the 1964 pension plan are typical of final salary pension plans. Principally that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.

BPSP

-    From 1 October 2012 a new UK pension scheme, the Barclays Pension Savings Plan (BPSP) was established to satisfy Auto Enrolment legislation. The BPSP is a defined contribution scheme (Group Personal Pension) providing benefits for all new Barclays UK hires from 1 October 2012, Investment Bank UK employees who were in PIP as at 1 October 2012,  and also all UK employees who were not members of a pension scheme as at that date. As a defined contribution plan, BPSP is not subject to the same investment return, inflation or longevity risks that defined benefit plans face. Members' benefits reflect contributions paid and the level of investment returns achieved.

38 Pensions and post retirement benefits continued
Apart from the UKRF and the BPSP, Barclays operates a number of smaller pension and long-term employee benefits and post-retirement healthcare plans globally, the largest of which are the US and South African defined benefit schemes. Many of the plans are funded, with assets backing the obligations held in separate legal vehicles such as trusts. Others are operated on an unfunded basis. The benefits provided the approach to funding and the legal basis of the plans reflect their local environments.

Governance
The UKRF operates under trust law and is managed and administered on behalf of the members in accordance with the terms of the Trust Deed and Rules and all relevant legislation. The Corporate Trustee is Barclays Pension Funds Trustees Limited, a private limited company and a wholly owned subsidiary of Barclays Bank PLC. The Trustee is the legal owner of the assets of the UKRF which are held separately from the assets of the Group.

The Trustee Board comprises six Management Directors selected by Barclays, of whom three are independent Directors with no relationship with Barclays or the UKRF, plus three Member Nominated Directors selected from eligible active staff and pensioner members who apply for the role.

The BPSP is a Group Personal Pension arrangement which operates as a collection of personal pension plans. Each personal pension plan is a direct contract between the employee and the BPSP provider (Legal & General Assurance Society Limited), and is regulated by the PRA.

Similar principles of pension governance apply to the Group's other pension schemes, although different legislation covers overseas schemes where, in most cases, the Group has the power to determine the funding rate.

Amounts recognised
The following tables include: the amounts recognised in the income statement; and in other comprehensive income,an analysis of benefit obligations; and an analysis of scheme assets for all Group schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded post-retirement benefits.

Income statement charge
	2012	2011	2010
	£m	£m	£m
Current service cost	356	352	328
Net finance cost/(income)	(10)	143	198
Past service costa	(33)	23	(229)
Settlements	(12)	-	-
Total	301	518	297

Cumulative actuarial gains/(losses) recognised in other comprehensive income
	2012	2011	2010
	£m	£m	£m
At 1 January	1,186	2,017	2,518
Pension remeasurement in the period	1,235	(831)	(501)
At 31 December 2012	2,421	1,186	2,017

Note

a The past service cost relates to a number of events that occurred in the overseas schemes. The most significant credits relate to the US Staff Pension Plan being frozen and the introduction of an option to take a lump sum in lieu of pension benefits in the same plan.

38 Pensions and post retirement benefits continued

Balance sheet reconciliation	2012		2011
	Total	Of which relates to UKRF	Total	Of which relates to UKRF
	£m	£m	£m	£m
Benefit obligation at beginning of the year	(22,988)	(21,263)	(21,801)	(20,173)
Current service cost	(356)	(309)	(352)	(301)
Interest cost on scheme liabilities	(1,089)	(991)	(1,154)	(1,053)
Past service cost	33	-	(23)	(1)
Settlements	53	-	10	(1)
Remeasurement loss - Financial	(1,946)	(1,797)	(510)	(384)
Remeasurement loss - Demographic	5	-	-	-
Remeasurement loss - Experience	12	29	(59)	(34)
Benefits paid	785	690	797	684
Exchange and other movements	100	(2)	104	-
Benefit obligation at end of the year	(25,391)	(23,643)	(22,988)	(21,263)
Fair value of scheme assets at beginning of the year	22,786	21,541	18,922	17,621
Interest income on scheme assets	1,099	1,027	1,011	923
Employer contribution	844	742	2,220	2,128
Settlements	(41)	-	(10)	1
Remeasurement - Return on plan assets greater than discount rate	314	221	1,723	1,642
Benefits paid	(785)	(690)	(797)	(684)
Exchange and other movements	(55)	4	(283)	(90)
Fair value of scheme assets at the end of the year	24,162	22,845	22,786	21,541
Net (deficit)/ surplus	(1,229)	(798)	(202)	278
Retirement Benefit Assets	53	-	41	278
Retirement Benefit Liabilities	(1,282)	(798)	(243)	-
Net retirement benefit (liabilities)/assets	(1,229)	(798)	(202)	278

Included within the benefit obligation was £1,585m (2011: £1,555m) relating to overseas pensions and £164m (2011:£172m) relating to other post-retirement benefits. Of the total benefit obligation of £25,391m (2011: £22,988m), £326m (2011: £334m) was wholly unfunded.

As at 31 December 2012, the UKRF's IAS 19 scheme assets were in deficit versus obligations by £798m (2011: surplus of £278m). The most significant driver for this change was the fall in real corporate bond yields relative to inflation. This was partially offset by the deficit contribution of £500m paid in April 2012.

Critical accounting estimates and judgements
Actuarial valuation of the schemes' obligation is dependent upon a series of assumptions, below is a summary of the main financial and demographic assumptions adopted for UKRF.

UKRF financial assumptions	2012	2011
	% p.a.	% p.a.
Discount rate	4.31	4.74
Inflation rate	2.93	3.04
Rate of increase in salaries	3.43	3.54
Rate of increase for pensions in payment	2.88	2.94
Rate of increase for pensions in deferment	2.88	2.94
Afterwork revaluation rate	3.40	3.47
Expected return on scheme assets	n/a	5.00

The UKRF discount rate assumption is based on a liability-weighted rate, derived from an AA corporate bond yield curve. For 2012 the basis for deriving the discount rate assumption was revised. From December 2012, the rate is taken as the average of a liability-weighted rate derived from an AA corporate bond yield curve and the Towers Watson RATE link model. The impact of this change on the UKRF Defined Benefit Obligation was a £1.1bn decrease with no impact on the current year profit. The change will affect future years' profits and on an IAS 19 Revised basis, the change in estimate will result in a £50m reduced charge to the income statement, compared to if the Group had continued using last year's AA corporate bond yield curve. It is not possible to estimate the effect on profits after 2013.

38 Pensions and post retirement benefits continued
The UKRF's post-retirement mortality assumptions are based on a best estimate assumption derived from an analysis in 2011 of Barclays own post-retirement mortality experience which was carried out at the time of the latest completed triennial funding valuation, and taking account of the recent evidence from published mortality surveys.  An allowance has been made for future mortality improvements based on the 2010 core projection model published by the Continuous Mortality Investigation Bureau subject to a long term trend of 1% pa on future improvements. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the last three years:

Assumed life expectancy	2012	2011	2010
Life expectancy at 60 for current pensioners (years)
- Males	27.8	27.7	27.6
- Females	28.9	28.8	28.7
Life expectancy at 60 for future pensioners currently aged 40 (years)
- Males	29.2	29.1	29.7
- Females	30.5	30.4	30.7

The assumptions described above are used to project the UKRF's future expected benefit cashflows. These cashflows are then discounted in order to provide a present value as at the measurement date (the defined benefit obligation).  As at 31 December 2012, the projected cashflows of the UKRF had a discounted weighted average duration of around 20 years.

The IAS 19 assumptions for other plans are set having regard to local demographic expectations and financial conditions. Specifically, the discount rates used to discount the obligations reflect bond yields for the respective currencies of the various obligations.

Sensitivity analysis on actuarial assumptions
The sensitivity analysis has been calculated by valuing the UKRF liabilities using the amended assumption in the table below and keeping the remaining assumptions the same as disclosed on page 85, except in the case of the inflation sensitivity where other assumptions that depend on assumed inflation have also been amended correspondingly. The difference between this liability figure and that stated in the balance sheet reconciliation on page 85 is the figure shown.

Change in key assumptions	Impact on UKRF benefit obligation
	(Decrease)/ Increase	(Decrease)/ Increase
	%	£bn
0.5% increase in discount rate	(9.1)	(2.2)
0.5% increase in assumed price inflation	8.4	2.0
1 year increase to life expectancy at 60	2.5	0.6

A long term investment strategy has been set for the UKRF, with its asset allocation comprising a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long term returns and some asset classes may be more volatile than others. The long term investment strategy ensures, amongst other aims, that investments are adequately diversified. Asset managers are permitted some flexibility to vary the asset allocation from the long term investment strategy within control ranges agreed with the Trustee from time to time.

The UKRF also employs derivative instruments, where appropriate, to achieve a desired exposure or return, or to match assets more closely to liabilities.  The value of assets shown reflects the actual physical assets held by the scheme, with any derivative holdings reflected on a mark to market basis.

38 Pensions and post retirement benefits continued
The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

	Total		Of which relates to UKRF
Analysis of scheme assets	Value	% of total fair value of scheme assets	Value	% of total fair value of scheme assets
	£m	%	£m	%
As at 31 December 2012
Equities - Quoted	2,473	10.2	1,917	8.4
Equities - Non Quoted	1,227	5.1	1,204	5.3
Bonds - Fixed Government a	1,033	4.3	815	3.6
Bonds - Index-Linked Government a	6,405	26.6	6,405	28.0
Bonds - Corporate and other a	3,450	14.3	3,280	14.4
Property - Commercial b	1,244	5.1	1,228	5.4
Derivatives b	1,637	6.8	1,637	7.2
Cash b	3,966	16.4	3,843	16.8
Investment fundsc	2,281	9.4	2,281	10.0
Other b	446	1.8	235	1.0
Fair value of scheme assets	24,162	100.0	22,845	100

As at 31 December 2011
Equities - Quoted	2,133	9.4	1,608	7.5
Equities - Non Quoted	1,414	6.2	1,392	6.5
Bonds - Fixed Government a	824	3.6	618	2.9
Bonds - Index-Linked Government a	6,617	29.0	6,617	30.6
Bonds - Corporate and other a	2,568	11.3	2,407	11.1
Property - Commercial b	1,373	6.0	1,357	6.3
Derivatives b	1,721	7.6	1,721	8.0
Cashb	3,928	17.2	3,812	17.7
Investment funds c	1,974	8.7	1,974	9.2
Other b	234	1.0	35	0.2
Fair value of scheme assets	22,786	100.0	21,541	100

Included within fair value of scheme assets were: £7m (2011: £15m) relating to shares in Barclays PLC, £3m (2011: £12m) relating to bonds issued by the Barclays Group, and £1m (2011: £12m) relating to property occupied by Group companies.  The UKRF invests in investment vehicles which may hold shares or debt issued by the Barclays Group.

Approximately a third of the UK Retirement Fund assets are invested in liability driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These are used to better match the fund's assets to its liabilities. The swaps are used to reduce the scheme's inflation and duration risks against its liabilities.

Note
a Assets held are predominantly quoted.
b Assets held are predominantly non quoted.
c Investment funds relate to a variety of investments held with pooled funds which are predominantly non-quoted.

38 Pensions and post retirement benefits continued
Funding
The latest completed triennial funding valuation of the UKRF was carried out with an effective date of 30 September 2010, and showed a deficit of £5.0bn. Under the agreed recovery plan, deficit contributions of £1.8bn were paid to the fund in December 2011 and a further £0.5bn paid in April 2012. Further deficit contributions are payable from 2017 to 2021 starting at £0.65bn in 2017 and increasing by approximately 3.5% per annum until 2021. These deficit contributions are in addition to the regular contributions to meet the Group's share of the cost of benefits accruing over each year. Including deficit contributions, the Group's estimated contribution to the UKRF in 2013 will be £175m. Excluding the UKRF, the Group is expected to pay contributions of approximately £133m to UK schemes and £60m to overseas schemes in 2013.

The scheme Actuary prepares an annual update of the funding position as at 30 September. The latest annual update was carried out as at 30 September 2012 and showed a deficit of £3.6bn. The next triennial funding valuation will be at 30 September 2013. Contribution requirements, including any deficit recovery plans, will be agreed between the Bank and Trustee by the end of 2014.

The contributions paid to the UKRF are agreed between Barclays and the Trustee every three years.

Contributions paid with respect to the UKRF were as follows:

Contributions paid	£m
2012	742
2011	2,128
2010	666

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Scope of consolidation

The notes included in this section focus on information on the Group's investments in subsidiaries, joint ventures and associates. Detail is also given on securitisation transactions the Group has entered into and arrangements that are held off-balance sheet.

39 Investment in subsidiaries

Accounting for investment in subsidiaries
In the individual financial statements of Barclays PLC, investments in subsidiaries are stated at cost less impairment, if any. Cost also includes directly attributable costs of the investment.

Principal subsidiaries for the Group are set out below.  This list includes those subsidiaries that are most significant in the context of the Group's business, results or financial position.

Country of registration or incorporation	Company name	Nature of business	Percentage of equity capital held (%)
England	Barclays Bank PLC	Banking, holding company	100
England	Barclays Bank Trust Company Limited	Banking, asset management and trust services	100
England	Barclays Capital Securities Limited	Securities dealing	100
Isle of Man	Barclays Private Clients International Limited	Banking	100*
Japan	Barclays Securities Japan Limited	Securities dealing	100
Kenya	Barclays Bank of Kenya Limited	Banking	68.5*
South Africa	Absa Bank Limited	Banking	55.6*
Spain	Barclays Bank S.A.U.	Banking	100*
USA	Barclays Capital Inc.	Securities dealing	100
USA	Barclays Bank Delaware	US credit card issuer	100

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in subsidiaries held directly by Barclays Bank PLC are marked *.  Information on the Group's subsidiaries, as required by the Companies Act, will be included in the Annual Return to be filed at the UK Companies House.

Although the Group's interest in the equity voting rights in certain entities listed below may exceed 50%, or it may have the power to appoint a majority of their Boards of Directors, they are excluded from consolidation because the Group either does not direct the financial and operating policies of these entities, or another entity has a controlling interest in them. Consequently, these entities are not controlled by Barclays:

Country of registration or incorporation	Name	Percentage of ordinary share capital held	Equity shareholders' funds	Retained profit for the year
		%	£m	£m
UK	Fitzroy Finance Limited	100	-	-
Cayman Islands	Palomino Limited	100	1	-

40 Investments in associates and joint ventures
Accounting for associates and joint ventures
Barclays applies IAS 28 Investments in Associates and IFRS 11 Joint Arrangements. Associates are entities in which the Group has significant influence, but not control, over its operating and financial policies. Generally the Group holds more than 20%, but less than 50%, of their voting shares. Joint Ventures are arrangements whose activities are governed by a contractual arrangement between the Group and one or more parties to share equally in decisions regarding operating and financial policies, in which the parties have an interest in the net assets.

The Group's investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group's share of the post-acquisition profit (or loss). In some cases, investments in these entities may be held at fair value through profit or loss, for example, those held by private equity businesses.

	2012	2011
	£m	£m
Investment in associates	321	169
Investment in joint ventures	312	258
Total	633	427

Summarised financial information for the Group's associates and joint ventures is set out below. The amounts shown are assets, liabilities and net income of the investees, not just the Group's share, as at and for the year ended 31 December 2012 with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	2012		2011
	Associates	Joint ventures	Associates	Joint ventures
	£m	£m	£m	£m
Total assets	3,591	3,740	4,001	3,447
Total liabilities	2,812	3,205	3,603	2,938
Profit after tax	130	168	45	88

The Group's share of commitments and contingencies of its associates and joint ventures was comprised of unutilised credit facilities provided to customers was £2,711m (2011: £1,265m). These are included in Note 29.

41 Securitisations
Accounting for securitisations
The Group uses securitisations as a source of finance and a means of risk transfer. Such transactions generally result in the transfer of contractual cash flows from portfolios of financial assets to holders of issued debt securities.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets and the recognition of the debt securities issued in the transaction; lead to partial continued recognition of the assets to the extent of the Group's continuing involvement in those assets or to derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer. Full derecognition only occurs when the Group transfers both its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk.

In the course of its normal banking activities, the Group makes transfers of financial assets, either legally (where legal rights to the cash flows from the asset are passed to the counterparty) or beneficial (where the Group retains the rights to the cash flows but assumes a responsibility to transfer them to the counterparty). Depending on the nature of the transaction, this may result in derecognition of the assets in their entirety, partial derecognition or no derecognition of the assets subject to the transfer.

Full derecognition only occurs when the Group transfers both its contractual right to receive cash flows from the financial assets (or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment) and substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk.  When an asset is transferred, in some circumstances, the Group may retain an interest in it (continuing involvement) requiring the Group to repurchase it in certain circumstances for other than its fair value on that date.

41 Securitisations continued
Transfers of financial assets that do not result in derecognition
A summary of the main transactions, and the assets and liabilities and the financial risks arising from these transactions, is set out below:

Securitisations
The Group was party to securitisation transactions involving its residential mortgage loans, business loans and credit card balances. In addition, the Group acts as a conduit for commercial paper, whereby it acquires static pools of residential mortgage loans from other lending institutions for securitisation transactions.

In these transactions, the assets, interests in the assets, or beneficial interests in the cash flows arising from the assets, are transferred to a special purpose entity, which then issues interest bearing debt securities to third-party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets and the recognition of the debt securities issued in the transaction. Partial continued recognition of the assets to the extent of the Group's continuing involvement in those assets can also occur or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer.

The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

	2012				2011
	Assets		Liabilties		Assets	Liabilties
	Carrying amount	Fair Value	Carrying amount	Fair Value	Carrying amount	Carrying amount
	£m	£m	£m	£m	£m	£m
Loans and advances to customers
Residential mortgage loans	5,545	5,129	(5,066)	(4,600)	7,946	(8,085)
Credit cards, unsecured and other retail lending	6,944	7,015	(5,519)	(5,542)	4,059	(3,477)
Corporate loans	944	798	(809)	(679)	1,391	(1,428)
Total	13,433	12,942	(11,394)	(10,821)	13,396	(12,990)
Assets designated at fair value through profit or loss
Retained interest in residential mortgage loans	12	n/a	-	n/a	1	-

Balances included within loans and advance to customers represent securitisations where substantially all the risks and rewards of the asset have been retained by the Group.

The relationship between the transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes, although the contractual terms of their notes may be different to the maturity and interest of the transferred assets.

Retained interests in residential mortgage loans are securities which represent a continuing exposure to the prepayment and credit risk in the underlying securitised assets. The carrying amount of the loans before transfer was £16m (2011: £2,299m). The retained interest is initially recorded as an allocation of the original carrying amount based on the relative fair values of the portion derecognised and the portion retained.

For transfers of assets in relation to repurchase agreements, see Notes 23 and 43.

Continuing involvement in financial assets that have been derecognised

In some cases, the Group may have transferred a financial asset in its entirety but may have continuing involvement in it.  This arises in asset securitisations where loans and asset backed securities were derecognised as a result of the Group's involvement with CLOs, CDOs, RMBS and CMBS. Continuing involvement largely arises from providing financing into these structures in the form of retained notes, which do not bear first losses.

41 Securitisations continued
The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement as at 31 December 2012			Gain/(loss) from continuing involvement
Type of transfer	Carrying amount	Fair value	Maximum exposure to loss	For the year ended 31 December 2012	Cumulative to 31 December 2012
	£m	£m	£m	£m	£m
CLO and other assets	2,546	2,495	2,556	126	(839)
ABS CDO Super Senior	922	922	922	209	(2,204)
US sub-prime and Alt-A	781	781	781	8	(1,336)
Commercial mortgage backed securities	239	239	239	1	(41)
Total	4,488	4,437	4,498	344	(4,420)

Assets which represent the Group's continuing involvement in derecognised assets are recorded in the following line items:

Type of transfer	Loans and advances	Trading portfolio assets	Derivatives	Available for sale investments	Total
	£m	£m	£m	£m	£m
CLO and other assets	1,624	899	7	16	2,546
ABS CDO Super Senior	-	922	-	-	922
US sub-prime and Alt-A	703	78	-	-	781
Commercial mortgage backed securities	-	239	-	-	239
Total	2,327	2,138	7	16	4,488

42 Off-balance sheet arrangements

In the ordinary course of business and primarily to facilitate client transactions, the Group enters into transactions which may involve the use of off-balance sheet arrangements and special purpose entities (SPEs). These arrangements include the provision of guarantees, loan commitments, retained interests in assets which have been transferred to an unconsolidated SPE or obligations arising from the Group's involvements with such SPEs.

Guarantees
The Group issues guarantees on behalf of its customers. In the majority of cases, the Group will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, the Group issues guarantees on its own behalf. The main types of guarantees provided are: financial guarantees given to banks and financial institutions on behalf of customers to secure loans; overdrafts; and other banking facilities, including stock borrowing indemnities and standby letters of credit. Other guarantees provided include performance guarantees, advance payment guarantees, tender guarantees, guarantees to Her Majesty's Revenue and Customs and retention guarantees. The nominal principal amount of contingent liabilities with off-balance sheet risk is set out in Note 29.

Loan commitments
The Group enters into commitments to lend to its customers subject to certain conditions. Such loan commitments are made either for a fixed period or are cancellable by the Group subject to notice conditions. Information on loan commitments and similar facilities is set out in Note 29.

Leasing
The Group leases various offices, branches, other premises and equipment under non-cancellable operating lease arrangements. With such operating lease arrangements, the asset is kept on the lessor's balance sheet and the Group reports the future minimum lease payments as an expense over the lease term. Information on leasing can be found in Note 26.

42 Off-balance sheet arrangements continued
Special Purpose Entities (SPEs)
SPEs are entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. The Group's transactions with SPEs take a number of forms, including:
• the provision of financing to fund asset purchases, or commitments to provide finance for future purchases;
• derivative transactions to provide investors in the SPE with a specified exposure;
• the provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties; and
• direct investment in the notes issued by SPEs.

A number of the Group's transactions have recourse only to the assets of unconsolidated SPEs. Typically, the majority of the exposure to these assets is borne by third parties and the Group's risk is mitigated through over-collateralisation, unwind features and other protective measures.

The business activities within the Group where SPEs are used include multi-seller conduit programmes, asset securitisations, client intermediation, credit structuring, asset realisations and fund management. These activities are described below. In addition, later sections provide quantitative information on the Group's involvements with CDOs, SIVs, SIV-Lites and conduits.

The implementation of IFRS10 has resulted in the consolidation of a number of these entities, in particular those involving CDO's and managed funds.

Multi-seller conduit programmes
Barclays creates, administers and provides liquidity and credit enhancements to several commercial paper conduit programmes, primarily in the United States. These conduits provide clients access to liquidity in the commercial paper markets by allowing them to sell consumer or trade receivables to the conduit, which then issues commercial paper to investors to fund the purchase. The conduits have sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper.

Asset securitisations
The Group has assisted its customers with the formation of asset securitisations, some of which are effected through the use of SPEs. These entities have minimal equity and rely on funding in the form of notes to purchase the assets for securitisation. As these SPEs are created for other companies, the Group does not usually control these entities and therefore does not consolidate them. The Group may provide financing in the form of senior notes or junior notes and may also provide derivatives to the SPE. These transactions are included on the balance sheet.

The Group has also used SPEs to securitise part of its originated and purchased retail and commercial lending portfolios and credit card receivables. These SPEs are usually consolidated and derecognition only occurs when the Group transfers its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk. The carrying amount of securitised assets together with the associated liabilities are set out in Note 41.

Client intermediation
The Group has structured transactions as a financial intermediary to meet investor and client needs. These transactions involve entities structured by either the Group or the client and are used to modify cash flows of third party assets to create investments with specific risk or return profiles or to assist clients in the efficient management of other risks. Such transactions will typically result in a derivative being shown on the balance sheet, representing the Group's exposure to the relevant asset. The Group also invests in lessor entities specifically to acquire assets for leasing. Client intermediation also includes arrangements to fund the purchase or construction of specific assets (most common in the property industry).

Credit structuring
The Group structures investments to provide specific risk profiles to investors. This may involve the sale of credit exposures, often by way of derivatives, to an entity which subsequently funds those exposures by issuing securities. These securities may initially be held by Barclays prior to sale outside of the Group.

Asset realisations
The Group establishes SPEs to facilitate the recovery of loans in circumstances where the borrower has suffered financial loss.

To the extent that there are guarantees and commitments in relation to SPEs the details are included in Note 29.

Collateralised debt obligations (CDOs)
The Group has structured and underwritten CDOs. At inception, the Group's exposure principally takes the form of a liquidity facility provided to support future funding difficulties or cash shortfalls in the vehicles.

At 31 December 2011 the Group's exposure to ABS CDO Super Senior positions before hedging was £1,842m, equivalent to an aggregate 51.68% decline in value on average for all investors. This represented the Group's exposure to High Grade CDOs, stated net of write downs and charges. These facilities were fully drawn and were included within loans and advances on the balance sheet. An impairment charge of £6m in relation to ABS CDO Super Senior exposures was recognised for the year ended 31 December 2011

The implementation of IFRS10 resulted in the consolidation of CDOs in which the Group held Super Senior positions and no off balance sheet disclosures remain for the year ended 31 December 2012.

Collateral
As at 31 December 2011 the collateral underlying unconsolidated CDOs in which the Group held Super Senior positions comprised 78% residential mortgage-backed securities, 2% non-residential asset-backed securities and 20% in other categories (a proportion of which will be backed by residential mortgage collateral). The remaining Weighted Average Life (WAL) of all collateral was 7.41 years and had a Net Asset Value (NAV) of £1bn.

42 Off-balance sheet arrangements continued
Under IFRS10 the collateral and liabilities underlying the CDOs in which the Group held Super Senior positions have been recognised on the balance sheet as at 31 December 2012.

Funding
As at 31 December 2011 the unconsolidated CDOs in which the Group held Super Senior positions were funded with senior unrated notes and rated notes up to AAA. The capital structure senior to the AAA notes on cash CDOs was supported by a liquidity facility provided by the Group. The senior portion covered by liquidity facilities was on average 82% of the capital structure as at 31 December 2011. The initial WAL of the notes in issue averaged 6.7 years and had a full contractual maturity of 38.2 years.

As a result of the IFRS10 consolidation the liquidity facility has been de-recognised from loans and advances and internal lending balances within the group have been recognised. These internal balances are eliminated on consolidation.

Interests in third party CDOs
The Group has purchased securities in and entered into derivative instruments with third party CDOs. These interests are held as trading assets or liabilities on the Group's balance sheet and measured at fair value. The Group has not provided liquidity facilities or similar agreements to third party CDOs.

Structured investment vehicles (SIVs)
The Group does not structure or manage SIVs. Group exposure to third party SIVs comprised: £nil (2011: £nil) of senior liquidity facilities and derivative exposures included on the balance sheet at their net fair value of £nil (2011: £6m).

SIV-Lites
The Group does not have any exposure to SIV-Lite transactions nor is it involved in the ongoing management thereof.

Commercial paper and medium-term note conduits
The Group provided £7bn (2011: £14bn) in undrawn backstop liquidity facilities to its own sponsored CP conduits. The Group fully consolidates these entities such that the underlying assets are reflected on the Group balance sheet. These consolidated entities in turn provide facilities of £661m (2011: £717m) to third party conduits containing prime UK buy-to-let Residential Mortgage Backed Securities (RMBS) assets. As at 31 December 2012, the entire facility had been drawn and is included in available for sale financial investments.

The Group provided backstop facilities to support the paper issued by one third party conduit. This facility totalled £247m (2011: £259m), with underlying collateral comprising 100% auto loans. There were no drawings on this facility as at 31 December 2012.

The Group provided backstop facilities to five third party SPEs that fund themselves with medium-term notes. These notes are sold to investors as a series of 12-month securities and remarketed to investors annually. If investors decline to renew their holdings at a price below a pre-agreed spread, the backstop facility requires the Group to purchase the outstanding notes at scheduled maturity. The Group has provided facilities of £0.5bn (2011: £0.9bn) to SPEs holding prime UK and Australian owner-occupied RMBS assets. As at the balance sheet date these facilities had been drawn and were included in loans and advances.

43 Assets pledged
Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2012	2011
	£m	£m
Trading portfolio assets	85,082	86,677
Loans and advances	72,918	40,613
Other	20,789	19,976
Assets pledged	178,789	147,266

Barclays has an additional £15bn (2011: £16bn) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and available to support future issuance.

Collateral held as security for assets
Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or re-pledge the collateral held. The fair value at the balance sheet date of collateral accepted and re-pledged to others was as follows:

	2012	2011
	£m	£m
Fair value of securities accepted as collateral	359,634	391,287
Of which fair value of securities re-pledged/transferred to others	307,894	341,060

The full disclosure as per IFRS7 has been included in collateral and other credit enhancements (page 103).

Other disclosure matters

The note included in this section focuses on related party transactions, auditors' remuneration and directors' remuneration. Related parties include any subsidiaries, associates, joint ventures, entities under common directorships and Key Management Personnel.

44 Related party transactions and Directors' remuneration
a) Related party transactions
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group's pension schemes, as well as other persons.

Subsidiaries
Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed in its balance sheet and income statement. A list of the Group's principal subsidiaries is shown in Note 39.

Associates, joint ventures and other entities
The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material. All of these transactions are conducted on the same terms as third-party transactions. Summarised financial information for the Group's associates and joint ventures is set out in Note 40.

Entities under common directorships
The Group enters into normal commercial relationships with entities for which members of the Group's Board also serve as Directors. The amounts included in the Group's financial statements relating to such entities that are not publicly listed are shown in the table below under Entities under common directorships.

Amounts included in the Group's financial statements, in aggregate, by category of related party entity are as follows:

	Associatesa	Joint ventures	Entities under common directorshipsa	Pension funds, unit trusts and investment funds
	£m	£m	£m	£m
For the year ended and as at 31 December 2012
Income	(3)	38	1	20
Impairment	-	(5)	-	-
Total Assets	137	1,657	198	-
Total Liabilities	18	585	94	152

For the year ended and as at 31 December 2011
Income	(40)	20	1	17
Impairment	(2)	(6)	-	-
Total Assets	176	1,529	364	-
Total Liabilities	26	454	70	182

For the year ended and as at 31 December 2010
Income	19	(15)	10	-
Impairment	(5)	(9)	-	-
Total Assets	135	2,113	45	-
Total Liabilities	28	477	110	142

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2012 or 2011. Derivatives transacted on behalf of the Pensions Funds Unit Trusts and Investment Funds were £661.1m (2011: £568.9m).

Note
a The 2011 liability balances for related party transactions with associates and entities under common directorship have been restated by £10m and £42m respectively to more appropriately reflect the nature of the relationships with two specific entities.

44 Related party transactions and Directors' remuneration continued
Key Management Personnel
The Group's Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group, certain direct reports of the Chief Executive and the heads of major business units.

There were no material related party transactions with entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31 December 2012 were as follows:

Loans outstandinga	2012	2011
	£m	£m
As at 1 January	5.9	5.9
Loans issued during the year	0.6	0.7
Loan repayments during the year	(0.6)	(0.7)
As at 31 December	5.9	5.9

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person).

Deposits outstandinga	2012	2011
	£m	£m
As at 1 January	39.1	36.5
Deposits received during the year	142.8	244.1
Deposits repaid during the year	(144.6)	(241.5)
As at 31 December	37.3	39.1

Total commitments outstanding
Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2012 were £2.3m (2011: £1.4m).

All loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Directors and other Key Management Personnel
Total remuneration awarded to Directors and other Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest payround decisions. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

Note
a  Loan and deposit balances held with Directors and Key Management Personnel have been restated to more appropriately reflect the nature of certain transactions held. The impact of this has been to increase the 2011 opening and closing loan balance previously reported by £1.5m and to increase the 2011 opening and closing deposit balances by £1.5m and £0.4m respectively.

44 Related party transactions and Directors' remuneration continued
	2012	2011
	£m	£m
Salaries and other short term benefits	20.2	20.9
Pension costs	0.4	0.4
Other long-term benefits	17.9	39.1
Share-based payments	24.6	33.7
Employer social security charges on emoluments	7.9	9.1
Costs recognised for accounting purposes	71.0	103.2
Employer social security charges on emoluments	(7.9)	(9.1)
Other long-term benefits - difference between awards granted and costs recognised	(13.4)	(14.2)
Share-based payments - difference between awards granted and costs recognised	(12.0)	(17.7)
Total remuneration awarded	37.7	62.2

b) Disclosure required by the Companies Act 2006
The following information is presented in accordance with the Companies Act 2006:

	2012	2011
	£m	£m
Aggregate emoluments	5.5	15.9
Amounts paid under LTIPs	2.8	5.8
	8.3	21.7

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2011: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2012, there were no Directors accruing benefits under a defined benefit scheme (2011: nil).

Directors' and Officers' shareholdings and options
The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 22 persons) at
31 December 2012 amounted 19,620,252 (2011: 43,978,451) ordinary shares of 25p each (0.16% of the ordinary share capital outstanding).

At 31 December 2012 executive Directors and Officers of Barclays PLC (involving 12 persons) held options to purchase a total of 1,128,437
Barclays PLC ordinary shares (2011: 1,920,575) of 25p each at prices ranging from 144p to 470p under Sharesave and ranging from 317p to 467p under the Incentive Share Option Plan, respectively.

Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2012 to persons who served as directors during the year was £0.3m (2011: £nil). The total value of guarantees entered into on behalf of Directors during 2012 was £nil (2011: £0.2m).

45 Auditors' remuneration

Auditors' remuneration is included within outsourcing and professional services costs in Administration and general expenses and comprises:

	Audit	Audit related	Taxation services	Other services	Total
	£m	£m	£m	£m	£m
2012
Audit of the Group's annual accounts	10	-	-	-	10
Other services:
Fees payable for the Company's associates a	25	-	-	-	25
Other services supplied b	-	4	-	-	4
Other services relating to taxation
- compliance services	-	-	2	-	2
- advisory servicesc	-	-	-	-	-
Other	-	2	-	1	3
Total auditors' remuneration	35	6	2	1	44

2011
Audit of the Group's annual accounts	13	-	-	-	13
Other services:
Fees payable for the Company's associates a	26	-	-	-	26
Other services supplied b	-	3	-	-	3
Other services relating to taxation
- compliance services	-	-	5	-	5
- advisory servicesc	-	-	1	-	1
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associatesd
	-	-	-	2	2
Other	-	3	-	1	4
Total auditors' remuneration	39	6	6	3	54

2010
Audit of the Group's annual accounts	12	-	-	-	12
Other services:
Fees payable for the Company's associates a	26	-	-	-	26
Other services supplied b	-	3	-	-	3
Other services relating to taxation
- compliance services	-	-	7	-	7
- advisory servicesc	-	-	1	-	1
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associatesd
	-	-	-	1	1
Other	-	4	-	2	6
Total auditors' remuneration	38	7	8	3	56

The figures shown in the above table relate to fees paid to PricewaterhouseCoopers LLP and its associates for continuing operations of business. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Company's subsidiaries were £7m (2011: £6m, 2010: £4m).

Notes
a Comprises the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Company. Fees relating to the audit of the associated pension schemes were £0.2m (2011: £0.2m, 2010: £0.4m).
b Comprises services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority.
c Includes consultation on tax matters, tax advice relating to transactions and other tax planning and advice.
d Comprises due diligence related to transactions and other work in connection with such transactions

46 Financial risks, liquidity and capital management

To  improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication, disclosures required under IFRS relating to financial risks and capital resources have been included within the Risk management and governance section as follows:

- credit risk, on pages 102 to 115;
- market risk, on pages 116 to 119;
- capital resources, on pages 120 to 121; and
- liquidity risk, on pages 122 to 133.

47 Events after the balance sheet date

Strategic Review
On 12 February 2013, Barclays announced the outcome of its Strategic Review and set out certain commitments based on the results of the review. The commitments are expected to result in:
- a restructuring charge of approximately £500m in the first quarter of 2013 relating to a reduction in headcount across the Group; and
- costs associated with implementing the strategic plan of approximately £1bn in 2013, £1bn in 2014 and £0.7bn in 2015.

Exercise of Warrants
On 13th February 2013, Barclays PLC and Barclays Bank PLC entered into an agreement with Deutsche Bank AG and Goldman Sachs International (the Warrantholders) pursuant to which the Warrantholders agreed to exercise in aggregate 379,218,809 outstanding warrants, constituted by a warrant deed poll dated 31 October 2008 (the Warrants), to subscribe for an equivalent number of new ordinary shares in Barclays PLC. As a consequence of this agreement no other Warrants will remain outstanding.

As a consequence of the exercise of the Warrants, Barclays PLC received £750 million of Core Tier 1 equity capital, equivalent to an additional pro forma 19bps on its full year 2012 Core Tier 1 Ratio of 10.8%.

Conditional upon receipt of this amount, Barclays PLC agreed to contribute such amount to the capital of Barclays Bank PLC.  As a result, Barclays Bank PLC received a net £743.7 million of Core Tier 1 equity capital.

The transaction involved the payment of an aggregate £6.3 million Warrant Exercise Payment by Barclays Bank PLC to the Warrantholders, in respect of the early exercise of the Warrants.

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Barclays Risk Review

Credit risk

Credit risk is the risk of the Group suffering financial loss if any of its customers clients or market counterparties fails to fulfil its contractual obligations to the group.

Analysis of the Group's maximum exposure and collateral and other credit enhancements held

Basis of preparation
The following tables present a reconciliation between the Group's maximum exposure and its net exposure to credit risk; reflecting the financial effects of collateral, credit enhancements and other actions taken to mitigate the Group's exposure.

For financial assets recognised on the balance sheet, maximum exposure to credit risk represents the balance sheet carrying value after allowance for impairment. For off-balance sheet guarantees, the maximum exposure is the maximum amount that Barclays would have to pay if the guarantees were to be called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure is the full amount of the committed facilities.

This and subsequent analyses of credit risk include only financial assets subject to credit risk. They exclude other financial assets not subject to credit risk, mainly equity securities held for trading, as available for sale or designated at fair value, and traded commodities. Assets designated at fair value in respect of linked liabilities to customers under investment contracts have also not been included as the Group is not exposed to credit risk on these assets. Credit losses in these portfolios, if any, would lead to a reduction in the linked liabilities and not result in a loss to the Group.

The Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on the Group's policies to each of these forms of credit enhancement are presented on pages 148-149.

Overview
As at 31 December 2012, the Group's net exposure to credit risk after taking into account netting and set-off, collateral and risk transfer reduced 4% to £771.5bn, reflecting a reduction in maximum exposure of 6% and a reduction in the level of mitigation held by 7%. Overall, the extent to which the Group holds mitigation on its assets fell marginally to 55% (2011: 56%).

Of the remaining exposure left unmitigated, a significant portion relates to cash held at central banks, available for sale debt securities issued by governments, cash collateral and settlement balances, all of which are considered lower risk. Trading portfolio liability positions, which to a significant extent economically hedge trading portfolio assets but which are not held specifically for risk management purposes, are excluded from the analysis above. The credit quality of counterparties to derivative, available for sale and wholesale loan assets are predominantly investment grade. Further analysis on the credit quality of assets is presented on pages 110 - 111.

Where collateral has been obtained in the event of default, Barclays does not, as a rule, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Group as at 31 December 2012 as a result of the enforcement of collateral was £868m (2011: £470m).

Maximum exposure and effects of collateral and other credit enhancements (audited)
	Maximum Exposure	Netting and set-off	Collateral	Risk transfer	Net Exposure
As at 31 December 2012	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	86,191	-	-	-	86,191
Items in the course of collection from other banks	1,473	-	-	-	1,473
Trading portfolio assets:
Debt securities	116,307	-	-	-	116,307
Traded loans	2,410	-	-	-	2,410
Total trading portfolio assets	118,717	-	-	-	118,717
Financial assets designated at fair value:
Loans and advances	21,996	-	(7,500)	(111)	14,385
Debt securities	6,975	-	(23)	-	6,952
Other financial assets	7,263	-	(5,165)	-	2,098
Total financial assets designated at fair value	36,234	-	(12,688)	(111)	23,435
Derivative financial instruments	469,156	(387,672)	(53,183)	(8,132)	20,169
Loans and advances to banks	40,462	(1,012)	(5,071)	(136)	34,243
Loans and advances to customers:
Home loans	174,988	-	(172,722)	(53)	2,213
Credit cards, unsecured and other retail lending	66,414	(10)	(18,612)	(2,321)	45,471
Corporate loans	182,504	(10,243)	(48,581)	(8,489)	115,191
Total loans and advances to customers	423,906	(10,253)	(239,915)	(10,863)	162,875
Reverse repurchase agreements and other similar secured lending	176,522	-	(174,918)	-	1,604
Available for sale debt securities	74,671	-	(234)	(32)	74,405
Other assets	2,001	-	-	-	2,001
Total on-balance sheet	1,429,333	(398,937)	(486,009)	(19,274)	525,113

Off-balance sheet:
Securities lending arrangements	-	-	-	-	-
Guarantees and letters of credit pledged as collateral security	15,855	-	(2,278)	(379)	13,198
Acceptances, endorsements and other contingent liabilities	6,002	-	(61)	(176)	5,765
Documentary credits and other short term trade related transactions	1,027	-	(48)	(11)	968
Standby facilities, credit lines and other commitments	247,816	-	(17,973)	(3,396)	226,447
Total off-balance sheet	270,700	-	(20,360)	(3,962)	246,378

Total	1,700,033	(398,937)	(506,369)	(23,236)	771,491

Maximum exposure and effects of collateral and other credit enhancements (audited)
	Maximum Exposure	Netting and set-off	Collateral	Risk transfer	Net Exposure
As at 31 December 2011	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	106,894	-	-	-	106,894
Items in the course of collection from other banks	1,812	-	-	-	1,812
Trading portfolio assets:
Debt securities	123,364	-	-	-	123,364
Traded loans	1,374	-	-	-	1,374
Total trading portfolio assets	124,738	-	-	-	124,738
Financial assets designated at fair value:
Loans and advances	21,960	-	(7,887)	(76)	13,997
Debt securities	2,095	-	(22)	-	2,073
Other financial assets	7,574	-	(5,541)	-	2,033
Total financial assets designated at fair value	31,629	-	(13,450)	(76)	18,103
Derivative financial instruments	538,964	(440,592)	(57,294)	(7,544)	33,534
Loans and advances to banks	47,446	(1,886)	(8,653)	(171)	36,736
Loans and advances to customers:
Home loans	171,272	-	(167,581)	(1,130)	2,561
Credit cards, unsecured and other retail lending	64,492	(11)	(16,159)	(2,564)	45,758
Corporate loans	196,170	(8,873)	(53,616)	(9,550)	124,131
Total loans and advances to customers	431,934	(8,884)	(237,356)	(13,244)	172,450
Reverse repurchase agreements and other similar secured lending	153,665	-	(150,337)	-	3,328
Available for sale debt securities	63,610	-	(219)	(3,532)	59,859
Other assets	2,620	-	-	-	2,620
Total on-balance sheet	1,503,312	(451,362)	(467,309)	(24,567)	560,074

Off-balance sheet:
Securities lending arrangements	35,996	-	(35,996)	-	-
Guarantees and letters of credit pledged as collateral securitya	14,181	-	(2,714)	(608)	10,859
Acceptances, endorsements and other contingent liabilitiesa	8,266	-	(23)	(156)	8,087
Documentary credits and other short term trade related transactions	1,358	-	(39)	(49)	1,270
Standby facilities, credit lines and other commitments	240,282	-	(15,522)	(3,829)	220,931
Total off-balance sheet	300,083	-	(54,294)	(4,642)	241,147

Total	1,803,395	(451,362)	(521,603)	(29,209)	801,221

Note

a  2011 amounts have been restated to include £1.1bn additional collateral and risk transfers that mitigate guarantees and letters of credit pledged as collateral security, and to include other contingent liabilities of £7.8bn, identified as being exposed to credit risk.

Concentrations of credit risk
A concentration of credit risk exists when a number of counterparties are located in a geographical region or are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group implements limits on concentrations in order to mitigate the risk. The analyses of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged. Further detail on the Group's policies with regard to managing concentration risk is presented on page 142.

Geographic concentrations
As at 31 December 2012, the geographic concentration of the Group's assets remained broadly consistent with 31 December 2011.

For balance sheet assets, the most significant change in concentrations was for cash held at central banks, with cash held as part of the liquidity pool moving from lower yielding Sterling and US Dollar accounts to higher yielding Euro and Swiss Franc accounts. There was also a notable increase in the proportion of available for sale debt securities issued by counterparties in Europe, primarily high quality bonds forming part of the Group liquidity pool. This increase was accompanied by a reduction in the proportion of debt securities issued by Asian (predominantly Japanese) and UK counterparties.

Within off-balance sheet, there was a significant reduction in the concentration of exposures in the Americas due to the cessation of the securities lending arrangements contracted with BlackRock, Inc. upon the disposal of Barclays Global Investors in 2009.

Credit risk concentrations by geography (audited)
	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
As at 31 December 2012	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	3,547	70,173	6,568	2,354	3,549	86,191
Items in the course of collection from other banks	788	313	-	371	1	1,473
Trading portfolio assets	16,540	21,526	63,998	3,056	13,597	118,717
Financial assets designated at fair value	24,113	4,476	5,094	1,947	604	36,234
Derivative financial instruments	147,651	157,609	127,377	4,264	32,255	469,156
Loans and advances to banks	7,506	14,915	12,278	2,110	3,653	40,462
Loans and advances to customers	228,008	81,267	61,859	45,930	6,842	423,906
Reverse repurchase agreements and other similar secured lending	29,565	25,309	98,313	4,133	19,202	176,522
Available for sale debt securities	24,018	29,803	11,128	7,103	2,619	74,671
Other assets	987	332	328	290	64	2,001
Total on-balance sheet	482,723	405,723	386,943	71,558	82,386	1,429,333

Off-balance sheet:
Securities lending arrangements	-	-	-	-	-	-
Guarantees and letters of credit pledged as collateral security	6,135	2,560	4,772	2,131	257	15,855
Acceptances, endorsements and other contingent liabilities	4,208	812	273	211	498	6,002
Documentary credits and other short-term trade related transactions	629	103	-	295	-	1,027
Standby facilities, credit lines and other commitments	94,070	38,926	91,574	21,637	1,609	247,816
Total off-balance sheet	105,042	42,401	96,619	24,274	2,364	270,700
Total	587,765	448,124	483,562	95,832	84,750	1,700,033

Credit risk concentrations by geography (audited)
	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
As at 31 December 2011	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	14,631	53,779	27,065	2,418	9,001	106,894
Items in the course of collection from other banks	1,557	88	1	166	-	1,812
Trading portfolio assets	15,162	23,381	68,835	3,498	13,862	124,738
Financial assets designated at fair value	19,405	3,287	6,724	1,958	255	31,629
Derivative financial instruments	173,792	173,863	153,629	4,857	32,823	538,964
Loans and advances to banks	9,621	14,704	13,637	3,234	6,250	47,446
Loans and advances to customers	220,815	90,444	63,457	49,309	7,909	431,934
Reverse repurchase agreements and other similar secured lending	22,701	32,926	80,124	1,795	16,119	153,665
Available for sale debt securities	23,055	17,371	9,891	6,922	6,371	63,610
Other assets	1,510	407	256	365	82	2,620
Total on-balance sheet	502,249	410,250	423,619	74,522	92,672	1,503,312

Off-balance sheet:
Securities lending arrangements	-	-	35,996	-	-	35,996
Guarantees and letters of credit pledged as collateral security	3,885	2,416	5,457	2,100	323	14,181
Acceptances, endorsements and other contingent liabilitiesa	5,861	1,107	303	155	840	8,266
Documentary credits and other short term trade related transactions	655	235	143	201	124	1,358
Standby facilities, credit lines and other commitments	99,735	33,004	85,381	20,478	1,684	240,282
Total off-balance sheet	110,136	36,762	127,280	22,934	2,971	300,083
Total	612,385	447,012	550,899	97,456	95,643	1,803,395

Industrial concentrations
As at 31 December 2012, the industrial concentration of the Group's assets remained broadly consistent with 31 December 2011, with 50% of total assets being concentrated towards banks and other financial institutions (2011: 51%). For balance sheet assets, the most significant change in concentration was for financial assets designated at fair value, for which the proportion of the overall balance that was concentrated towards governments and central banks increased by 11% on account of the acquisition during the year of economically hedged government bonds.

Within off-balance sheet, there was a significant reduction in the concentration of exposures to other financial institutions due to the cessation of the securities lending arrangements contracted with BlackRock, Inc. upon the disposal of Barclays Global Investors in 2009.

Note
a 2011 amounts have been restated to include analysis of other contingent liabilities of £7.8bn, identified as being exposed to credit risk.

Credit risk concentrations by industry (audited)
As at 31 December	Banks	Other financial insti-tutions	Manu- facturing	Const- ruction and property	Govern- ment and central bank	Energy and water	Wholesale and retail distrib-ution and leisure	Business and other services	Home loans	Cards, unsecured loans and other personal lending	Other	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	-	-	-	-	86,191	-	-	-	-	-	-	86,191
Items in the course of collection from other banks	1,473	-	-	-	-	-	-	-	-	-	-	1,473
Trading portfolio assets	9,240	25,966	2,072	504	73,848	3,124	446	2,257	-	-	1,260	118,717
Financial assets designated at fair value	5,798	3,677	175	10,087	11,579	335	600	3,581	-	-	402	36,234
Derivative financial instruments	349,481	81,090	2,401	4,478	9,589	10,011	2,203	6,906	-	-	2,997	469,156
Loans and advances to banks	38,842	-	-	-	1,620	-	-	-	-	-	-	40,462
Loans and advances to customers	-	86,330	11,518	25,877	4,788	7,622	14,603	24,152	171,993	55,645	21,378	423,906
Reverse repurchase agreements and other similar secured lending	64,616	106,231	4	1,014	3,684	261	98	610	-	-	4	176,522
Available for sale debt securities	16,933	10,267	92	91	46,177	122	42	846	-	-	101	74,671
Other assets	249	632	2	34	165	6	8	192	13	694	6	2,001
Total on-balance sheet	486,632	314,193	16,264	42,085	237,641	21,481	18,000	38,544	172,006	56,339	26,148	1,429,333
Off-balance sheet:
Securities lending arrangements	-	-	-	-	-	-	-	-	-	-	-	-
Guarantees and letters of credit pledged as collateral security	836	3,810	1,649	847	1,680	1,856	989	2,654	89	289	1,156	15,855
Acceptances, endorsements and other contingent liabilities	533	891	883	371	10	828	495	1,565	-	44	382	6,002
Documentary credits and other short term trade related transactions	559	51	55	3	-	1	77	275	-	4	2	1,027
Standby facilities, credit lines and other commitments	-	34,464	24,937	8,675	3,829	21,790	10,566	13,727	17,538	96,993	15,297	247,816
Total off-balance sheet	1,928	39,216	27,524	9,896	5,519	24,475	12,127	18,221	17,627	97,330	16,837	270,700
Total	488,560	353,409	43,788	51,981	243,160	45,956	30,127	56,765	189,633	153,669	42,985	1,700,033

Credit risk concentrations by industry (audited)
As at 31 December	Banks	Other financial insti-tutions	Manu- facturing	Const- ruction and property	Govern- ment and central bank	Energy and water	Wholesale and retail distrib-ution and leisure	Business and other services	Home loans	Cards, unsecured loans and other personal lending	Other	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	-	-	-	-	106,894	-	-	-	-	-	-	106,894
Items in the course of collection from other banks	1,810	-	-	-	2	-	-	-	-	-	-	1,812
Trading portfolio assets	4,857	27,992	1,585	480	83,631	3,191	448	1,773	-	-	781	124,738
Financial assets designated at fair value	6,050	3,320	75	10,447	6,354	1,053	332	3,547	-	1	450	31,629
Derivative financial instruments	401,465	96,781	4,044	4,853	8,321	12,960	3,309	3,928	-	19	3,284	538,964
Loans and advances to banks	44,707	-	-	-	2,739	-	-	-	-	-	-	47,446
Loans and advances to customers	-	89,650	12,904	28,711	6,129	7,414	16,206	26,300	171,272	50,062	23,286	431,934
Reverse repurchase agreements and other similar secured lending	61,544	86,930	195	201	3,842	127	63	235	-	-	528	153,665
Available for sale debt securities	15,961	7,142	213	137	38,511	126	90	820	370	-	240	63,610
Other assets	688	192	-	54	492	-	7	310	2	818	57	2,620
Total on-balance sheet	537,082	312,007	19,016	44,883	256,915	24,871	20,455	36,913	171,644	50,900	28,626	1,503,312
Off-balance sheet:
Securities lending arrangements	-	35,996	-	-	-	-	-	-	-	-	-	35,996
Guarantees and letters of credit pledged as collateral security	990	3,947	1,534	757	630	1,615	913	2,213	-	310	1,272	14,181
Acceptances, endorsements and other contingent liabilitiesa	599	1,214	1,075	459	7	865	527	2,945	-	38	537	8,266
Documentary credits and other short term trade related transactions	428	128	40	1	-	-	215	480	-	65	1	1,358
Standby facilities, credit lines and other commitments	785	32,511	23,429	9,114	3,573	20,764	12,052	17,012	15,663	90,062	15,317	240,282
Total off-balance sheet	2,802	73,796	26,078	10,331	4,210	23,244	13,707	22,650	15,663	90,475	17,127	300,083
Total	539,884	385,803	45,094	55,214	261,125	48,115	34,162	59,563	187,307	141,375	45,753	1,803,395

Note
a 2011 amounts have been restated to include analysis of other contingent liabilities of £7.8bn, identified as being exposed to credit risk.

Balance sheet credit quality
The following tables present the credit quality of Group assets exposed to credit risk.

Basis of preparation
For performing loans that are neither past due nor impaired, which form the majority of loans in the portfolios, the following internal measures of credit quality have been used for the purposes of this analysis:

- Strong: there is a very high likelihood of the asset being recovered in full.

-          Satisfactory - whilst there is a high likelihood that the asset will be recovered and therefore, of no cause for concern to the Group, the asset may not be collateralised, or may relate to retail facilities, such as credit card balances and unsecured loans, which have been classified as satisfactory, regardless of the fact that the output of internal grading models may have indicated a higher classification.

- Higher risk - there is concern over the obligor's ability to make payments when due. However, these have not yet converted to actual delinquency.

Non-performing loans - loans that are impaired or are past due but not impaired - have been included in the Higher Risk category for this analysis with prior year comparatives restated to align presentation. An age analysis of both is presented on page 114.

For assets held at fair value, the carrying value on the balance sheet will include, among other things, the credit risk of the issuer. Most listed and some unlisted securities are rated by external rating agencies. The Group mainly uses external credit ratings provided by Standard & Poor's or Moody's. Where such ratings are not available or are not current, the Group will use its own internal ratings for the securities.

For further information on the way in which Barclays measures the credit quality of its loan portfolios, refer to pages 152 - 153.

Overview
As at 31 December 2012, the proportion of the Group's assets classified as strong fell marginally to 83% (2011: 84%) of total assets exposed to credit risk.

Traded assets continued to remain mostly investment grade, with counterparties to 94% (2011: 95%) of total derivative financial instruments, and issuers of 93% (2011: 95%) of debt securities held for trading and 94% (2011: 91%) of debt securities held available for sale being investment grade. The credit quality of counterparties to reverse repurchase agreements held at amortised cost remained broadly stable at 73% (2011: 77%). The credit risk of these assets is much reduced with balances being fully collateralised.

In the loan portfolios, 81% of home loans (2011: 78%) to customers are measured as strong. This increase in the period reflects improvements in the UK portfolio. The majority of credit card, unsecured and other retail lending remained satisfactory, reflecting the unsecured nature of a significant proportion of the balance, comprising 69% of the total (2011: 70%). The credit quality profile of the Group's corporate lending improved with counterparties rated strong increasing to 66% (2011: 61%), primarily due to the continued active management of corporate books in the Investment Bank and Corporate Banking.

Further information on netting and collateral arrangements on derivatives financial instruments is presented on page 115.

Balance sheet credit quality (audited)
	Strong (Investment Grade)	Satisfactory (BB+ to B)	Higher Risk (B- and below)	Maximum Exposure to Credit Risk	Strong (Investment Grade)	Satisfactory (BB+ to B)	Higher Risk (B-and below)	Maximum Exposure to Credit Risk
As at 31st December 2012	£m	£m	£m	£m	%	%	%	%
Cash and balances at central banks	86,191			86,191	100	0	0	100
Items in the course of collection from other banks	1,337	103	33	1,473	91	7	2	100
Trading portfolio assets:
Debt securities	108,379	5,841	2,087	116,307	93	5	2	100
Traded loans	460	1,617	333	2,410	19	67	14	100
Total trading portfolio assets	108,839	7,458	2,420	118,717	92	6	2	100
Financial assets designated at fair value:
Loans and advances	19,609	1,684	703	21,996	89	8	3	100
Debt securities	6,219	287	469	6,975	89	4	7	100
Reverse repurchase agreements	5,010	963	61	6,034	83	16	1	100
Other financial assets	664	462	103	1,229	54	38	8	100
Total financial assets designated at fair value	31,502	3,396	1,336	36,234	87	9	4	100
Derivative financial instruments	443,112	23,498	2,546	469,156	94	5	1	100
Loans and advances to banks	36,668	2,868	926	40,462	91	7	2	100
Loans and advances to customers:
Home loans	142,828	20,407	11,753	174,988	81	12	7	100
Credit cards, unsecured and other retail lending	15,169	45,852	5,393	66,414	23	69	8	100
Corporate loans	121,161	51,196	10,147	182,504	66	28	6	100
Total loans and advances to customers	279,158	117,455	27,293	423,906	66	28	6	100
Reverse repurchase agreements and other similar secured lending	129,687	46,644	191	176,522	74	26	0	100
Available for sale debt securities	69,871	2,331	2,469	74,671	94	3	3	100
Other assets	1,623	322	56	2,001	81	16	3	100
Total Assets	1,187,988	204,075	37,270	1,429,333	83	14	3	100

Balance sheet credit quality (audited)
	Strong (Invest-ment Grade)	Satisfactory (BB+ to B)	Higher Risk (B-and below)	Maximum Exposure to Credit Risk	Strong (Invest-ment Grade)	Satisfactory (BB+ to B)	Higher Risk (B-and below)
As at 31st December 2011	£m	£m	£m	£m	%	%	%
Cash and balances at central banks	106,894	-	-	106,894	100	-	-
Items in the course of collection from other banks	1,615	99	98	1,812	89	6	5
Trading portfolio assets:
Debt securities	116,743	4,922	1,699	123,364	95	4	1
Traded loans	74	821	479	1,374	5	60	35
Total trading portfolio assets	116,817	5,743	2,178	124,738	94	4	2
Financial assets designated at fair value:
Loans and advances	19,484	1,487	989	21,960	89	7	4
Debt securities	1,163	184	748	2,095	55	9	36
Reverse repurchase agreements	4,018	1,554	207	5,779	69	27	4
Other financial assets	655	1,079	61	1,795	36	60	4
Total financial assets designated at fair value	25,320	4,304	2,005	31,629	80	14	6
Derivative financial instruments	515,109	19,875	3,980	538,964	95	4	1
Loans and advances to banks	42,278	2,594	2,574	47,446	89	6	5
Loans and advances to customers:
Home loans	134,009	25,847	11,416	171,272	78	15	7
Credit cards, unsecured and other retail lending	14,226	45,388	4,878	64,492	22	70	8
Wholesale	119,856	59,370	16,944	196,170	61	30	9
Total loans and advances to customers	268,091	130,605	33,238	431,934	62	30	8
Reverse repurchase agreements and other similar secured lending	117,719	34,653	1,293	153,665	77	22	1
Available for sale debt securities	57,793	3,253	2,564	63,610	91	5	4
Other assets	2,130	417	73	2,620	81	16	3
Total Assets	1,253,766	201,543	48,003	1,503,312	84	13	3

Impairment charges (audited)
Loan impairment charges reduced 12% to £3,340m, reflecting lower impairment in UKRBB, Barclaycard and Corporate Banking partially offset by higher charges in some international businesses, notably in Europe and South Africa, and a higher charge in the Investment Bank. The increase in the Investment Bank was related to losses on a small number of single name exposures; and a non-recurring release of £223m in 2011. Combined with a 4% decrease in gross loans and advances, this resulted in a lower overall Group loan loss rate of 70bps (2011: 77bps; 2010: 118bps).

Credit impairment charges and other provisions by business (audited)
	2012	2011	2010
	£m	£m	£m
Loan impairment
UKRBB	269	536	819
Europe RBB	257	188	263
Africa RBB	632	462	556
Barclaycard	1,049	1,312	1,739
Investment Banka	192	129	642
Corporate Banking	864	1,124	1,557
Wealth and Investment Management	38	41	48
Head Office and Other Operations	2	(2)	1
Total loan impairment charges	3,303	3,790	5,625
Impairment charges on available for sale financial investments (excluding BlackRock, Inc.)	40	60	51
Impairment of reverse repurchase agreements	(3)	(48)	(4)
Total credit impairment charges and other provisions	3,340	3,802	5,672
Impairment of investment in BlackRock, Inc.	-	1,800	-

Notes
a Includes write back of £4m (2011: £24m charge; 2010: £76m charge) in respect of undrawn facilities and guarantees.

Impairment allowances (audited)
Impairment allowances decreased £2,798m to £7,799m, driven primarily by a reduction in the retail portfolios due to improved underlying credit performance and delinquency.  Amounts written off decreased £1,046m to £4,119m driven, in part, by the 2011 change in write off policy, which resulted in higher write offs in the prior year.

Movements in allowance for impairment by asset class (audited)
	At beginning of year	Effects of the adoption of IFRS 10	Acquisitions and disposals	Unwind of discount	Exchange and other adjustments	Amounts written off	Recoveries	Amounts charged to income statement	Balance at 31 December
	£m	£m	£m	£m	£m	£m	£m	£m	£m
2012
Home loans	834	-	-	(45)	(33)	(382)	24	457	855
Credit cards, unsecured and other retail lending	4,540	-	(59)	(144)	(248)	(2,102)	119	1,674	3,780
Corporate loans	5,223	(1,701)	(21)	(22)	75	(1,635)	69	1,176	3,164
Total impairment allowance	10,597	(1,701)	(80)	(211)	(206)	(4,119)	212	3,307	7,799

2011
Home loans	854	-	(2)	(80)	(101)	(184)	14	333	834
Credit cards, unsecured and other retail lending	5,919	-	(4)	(154)	(145)	(3,292)	139	2,077	4,540
Corporate loans	5,659	-	(12)	(9)	(194)	(1,689)	112	1,356	5,223
Total impairment allowance	12,432	-	(18)	(243)	(440)	(5,165)	265	3,766	10,597

Age analysis of loans and advances that are past due (audited)
The following tables present an age analysis of loans and advances that are past due but not impaired and loans that are assessed as impaired. These loans are reflected in the balance sheet credit quality tables on pages 109 to 111 as being higher risk.

Loans and advances past due but not impaired (audited)
	Past due up to 1 month	Past due 1-2 months	Past due 2-3 months	Past due 3-6 months	Past due 6 months and over	Total
	£m	£m	£m	£m	£m	£m
As at 31 December 2012
Loans and advances designated at fair value	108	50	39	19	176	392
Home loans	127	23	48	42	39	279
Credit cards, unsecured and other retail lending	133	6	6	8	35	188
Corporate loans	4,261	471	459	236	427	5,854
Total	4,629	550	552	305	677	6,713

As at 31 December 2011
Loans and advances designated at fair value	56	46	-	3	327	432
Home loans	35	5	22	31	21	114
Credit cards, unsecured and other retail lending	117	29	27	48	127	348
Corporate loans	8,343	315	298	315	236	9,507
Total	8,551	395	347	397	711	10,401

Analysis of loans and advances assessed as impaired (audited)
The following tables present an age analysis of loans and advances collectively impaired, total individually impaired loans, and total impairment allowance.

Loans and Advances assessed as impaired (audited)
	Collectively assessed for impairment
	Past due up to 1 month	Past due 1-2 months	Past due 2-3 months	Past due 3-6 months	Past due 6 months and over	Total	Individually assessed for impairment	Total
	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2012
Home loans	4,649	2,297	650	888	1,964	10,448	783	11,231
Credit cards, unsecured and other retail lending	1,539	938	345	550	2,864	6,236	1,617	7,853
Corporate loans	344	57	46	57	872	1,376	4,010	5,386
Total	6,532	3,292	1,041	1,495	5,700	18,060	6,410	24,470

As at 31 December 2011
Home loans	4,034	2,636	550	1,345	2,113	10,678	382	11,060
Credit cards, unsecured and other retail lending	1,390	1,117	357	885	3,585	7,334	702	8,036
Corporate loans	138	71	71	81	455	816	9,607	10,423
Total	5,562	3,824	978	2,311	6,153	18,828	10,691	29,519

Analysis of derivatives (audited)
The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivative assets (audited)	Balance sheet assets	Counterparty netting	Net exposure
	£m	£m	£m
As at 31 December 2012
Foreign exchange	59,479	50,084	9,395
Interest rate	355,000	299,068	55,932
Credit derivatives	29,797	25,497	4,300
Equity and stock index	10,987	6,821	4,166
Commodity derivatives	13,893	6,202	7,691
Total derivative assets	469,156	387,672	81,484
Cash collateral held			46,855
Net exposure less collateral			34,629

As at 31 December 2011
Foreign exchange	63,886	53,570	10,316
Interest rate	376,162	315,924	60,238
Credit derivatives	63,313	51,930	11,383
Equity and stock index	13,202	8,944	4,258
Commodity derivatives	22,401	10,224	12,177
Total derivative assets	538,964	440,592	98,372
Cash collateral held			51,124
Net exposure less collateral			47,248

Derivative asset exposures would be £435bn (2011: £492bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral.  Similarly, derivative liabilities would be £427bn (2011: £478bn) lower reflecting counterparty netting and collateral placed. In addition non-cash collateral of £6bn (2011: £6bn) was held in respect of derivative assets. Barclays received collateral from clients in support of OTC derivative transactions. These transactions are generally undertaken under International Swaps and Derivative Association (ISDA) agreements governed by either UK or New York law.

Exposure relating to derivatives, repurchase agreements, reverse repurchase agreements, stock borrowing and loan transactions is calculated using internal FSA approved models. These are used as the basis to assess both regulatory capital and capital appetite and are managed on a daily basis. The methodology encompasses all relevant factors to enable the current value to be calculated and the future value to be estimated, for example, current market rates, market volatility and legal documentation (including collateral rights).

Market risk

Market risk is the risk of the Group's earnings or capital being reduced due to volatility of trading book positions or an inability to hedge the banking book balance sheet.

Analysis of traded market risk exposures
Following a volatile beginning to the year, markets steadily improved through the second half of the year with momentum gaining in the fourth quarter of 2012, even as some wider concerns persisted. The Investment Bank's focus on market risk exposures centred on limiting illiquid risk exposures when possible. Primary risk metrics showed a fall in market risk from 2011 levels.

The three main contributors to total Daily Value at Risk (DVaR) were credit, spread and interest rate risk. From 2011 levels, average credit risk DVaR  fell by £3m (11%), spread DVaR fell by £2m (8%) and interest rate DVaR fell by £3m (18%). Total management DVaR fell by £19m (33%) reflecting the sharp reduction in the DVaR measure.

Tail risk measures also indicate a similar decline in risk profile, with a particularity sharp fall in 3W. However, some of this decline can be attributed to the rolling of the time period within the historical simulation.

The daily average, maximum and minimum values of DVaR, Expected Shortfall and 3W (audited)
For the year ended 31 December	2012			2011
	Average	Higha	Lowa	Average	Higha	Lowa
DVaR (95%)	£m	£m	£m	£m	£m	£m
Interest rate risk	14	23	7	17	48	8
Inflation risk	3	7	2	4	9	2
Spread risk	23	31	17	25	40	17
Credit risk	26	44	18	29	48	17
Basis risk	11	21	5	6	6	6
Foreign exchange risk	6	10	2	5	8	2
Equity risk	9	19	4	18	34	9
Commodity risk	6	9	4	12	18	7
Diversification effect b	(60)	na	na	(54)	na	na
Total DVaR	38	75	27	57	88	33
Expected Shortfallc	47	91	30	71	113	43
3Wd	77	138	44	121	202	67

- Interest rate risk measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives;
- Inflation risk measures the impact of changes in inflation rates and volatilities on cash instruments and derivatives;
- Spread risk measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields;
- Credit risk measures the impact of changes to the credit spread of credit risky sovereign bonds, corporate bonds, securitised products or credit derivatives such as Credit Default Swaps;
- Basis risk measures the impact of changes in Interest rate tenor basis (e.g. the basis between swaps vs. 3M LIBOR and swaps vs. 6M LIBOR) and cross currency basis;
- Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities;
- Equity risk measures the impact of changes in equity prices, volatilities and dividend yields;
- Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities; and

-      Diversification effect reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR estimates less the total DVaR.

Notes

a  The high and low DVaR figures reported for each category did not necessarily occur on the same day as the high and low DVaR reported as a whole. Consequently a diversification effect balance for the high and low DVaR figures would not be meaningful and is therefore omitted from the above table.

b  Diversification for 2011 has been restated to increase granularity by reporting DVaR asset class, primarily relating to credit and inflation, which were applied for the whole period, and basis VaR, which was introduced in 2011 resulting in its partial contribution to average diversification.

c The average of all one day hypothetical losses beyond the 95% confidence level DVaR.
d The average of the three largest one day estimated losses.

Investment Bank Management DVaR

To view a chart showing Total DVaR for 2011 and 2012 and Investment Bank daily trading income, and any other charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

Management DVaR fell sharply early in 2012 from levels seen in 2011. For the remainder of the year, DVaR remained relatively stable but at lower levels than seen in recent years. VaR based tail measures such as Expected Shortfall and 3W also saw sharp falls from 2011.

Analysis of trading revenue (audited)
The histogram above shows the distribution of daily trading revenue for the Investment Bank in 2012 and 2011. Trading revenue excludes income from Private Equity and Principal Investments.

The average daily revenue at the Investment Bank in 2012 was £46m, up 11% from 2011. There were more positive trading revenue days in 2012 than in 2011, with 88% of days generating positive trading revenue compared to 80% in 2011. The second half of 2012 was much stronger than in 2011.

Analysis of stress testing
Stress tests and scenario analysis also indicate a fall in market risk levels from 2011, in line with the trend in DVaR. Combined stress scenarios show that a sharp and rapid slowdown in global economic activity is the largest threat to the trading exposures. The scenario assumes an extreme and instant sell off across all risky assets coupled with a contraction in credit, and limited gains in safe havens. The calculation assumes an instant shock to positions, without any opportunity to hedge immediately, and assumes an appropriate holding period where the firm may be unable to unwind its trading positions.

Non-traded interest rate risk (audited)

Analysis of net interest income sensitivity
The table below shows sensitivity analysis on the pre-tax net interest income for the non-trading financial assets and financial liabilities held at 31 December 2012 and 31 December 2011. The sensitivity has been measured using AEaR methodology as described on page 158 (using a 100 bps movement). The benchmark interest rate for each currency is set as at 31 December 2012. The figures include the effect of hedging instruments but exclude banking book exposures held or issued by the Investment Bank as these are measured and managed using DVaR.

Net interest income sensitivity (AEaR) by currency (audited)
As at 31 December	2012		2011
	+100 bps	-100 bps	+100 bps	-100 bps
	£m	£m	£m	£m
GBP	96	(273)	68	(321)
USD	30	(23)	(9)	(11)
EUR	20	(49)	(41)	(5)
ZAR	27	(25)	31	(29)
Others	9	(4)	14	(5)
Total	182	(374)	63	(371)
As percentage of net interest income	1.56%	(3.21%)	0.52%	(3.04%)

Non-traded interest rate risk, as measured by AEaR, was £374m as at 31 December 2012, an increase of £3m compared to 31 December 2011. The increase in risk reflects an increase in the Group equity balances and associated hedges, partly offset by reduction in the margin compression in the retail bank. AEaR is measured for a reduction in rates for the purposes of this analysis.

Analysis of equity sensitivity
The table below measures the overall impact of a 100bps movement in interest rates on available for sale and cash flow hedge reserves. This data is captured using PV01 (present value of 1bp), which is an indicator of the overall shift in asset value for a 1bp shift in the yield.

Analysis of equity sensitivity (audited)	31 December 2012		31 December 2011
	+100 bps	-100 bps	+100 bps	-100 bps
	£m	£m	£m	£m
Net interest income	182	(374)	63	(371)
Taxation effects on the above	(51)	105	(21)	122
Effect on profit for the year	131	(269)	42	(249)
As percentage of net profit after tax	72.38%	(148.62%)	1.09%	(6.44%)

Effect on profit for the year (per above)	131	(269)	42	(249)
Available for sale reserve	(673)	673	(1,108)	1,102
Cash flow hedge reserve	(2,179)	2,260	(2,248)	2,280
Taxation effects on the above	799	(821)	1,101	(1,109)
Effect on equity	(1,922)	1,843	(2,213)	2,024
As percentage of equity	(3.20%)	3.07%	(3.46%)	3.16%

Foreign exchange risk (audited)

The Group is exposed to two sources of foreign exchange risk.

a) Transactional foreign currency exposure
Transactional foreign exchange exposures represent exposure on banking assets and liabilities, denominated in currencies other than the functional currency of the transacting entity.

The Group's risk management policies prevent the holding of significant open positions in foreign currencies outside the trading portfolio managed by the Investment Bank which is monitored through DVaR.

There were no material net transactional foreign currency exposures outside the trading portfolio at either 31 December 2012 or 2011. Due to the low level of non-trading exposures no reasonably possible change in foreign exchange rates would have a material effect on either the Group's profit or movements in equity for either of the years ended 31 December 2012 or 2011.

b) Translational foreign exchange exposure
The Group's investments in overseas subsidiaries and branches create capital resources denominated in foreign currencies principally US Dollar, Euro and South African Rand. Changes in the Sterling value of the investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in Core Tier 1 capital.

The Group's strategy is to minimise the volatility of the capital ratios caused by foreign exchange movements, by using the Core Tier 1 capital movements to broadly match the revaluation of the Group's foreign currency RWA exposures.

During 2012, total structural currency exposures net of hedging instruments decreased from £16.7bn to £15.7bn, as a result of hedging decisions taken in accordance with the Group's capital ratio management strategy for foreign exchange rate movements.

The economic hedges primarily represent the US Dollar and Euro preference shares and reserve capital Instruments in issue that are treated as equity under IFRS, and do not qualify as hedges for accounting purposes.

Functional currency of operations (audited)
	Foreign currency net investments	Borrowings which hedge the net investments	Derivatives which hedge the net investments	Structural currency exposures pre economic hedges	Economic hedges	Remaining structural currency exposures
	£m	£m	£m	£m	£m	£m
As at 31 December 2012
US Dollar	34,798	6,251	13,861	14,686	4,822	9,864
Euro	5,314	1,494	1,990	1,830	1,951	(121)
Rand	4,080	-	131	3,949	-	3,949
Japanese Yen	597	175	407	15	-	15
Other	3,040	-	1,027	2,013	-	2,013
Total	47,829	7,920	17,416	22,493	6,773	15,720

As at 31 December 2011
US Dollar	30,335	7,217	8,094	15,024	5,072	9,952
Euro	6,568	4,096	280	2,192	2,017	175
Rand	4,258	-	-	4,258	-	4,258
Japanese Yen	681	293	336	52	-	52
Other	3,144	-	930	2,214	-	2,214
Total	44,986	11,606	9,640	23,740	7,089	16,651

Capital risk

Capital risk is the risk that the Group is unable to maintain appropriate capital ratios, which could lead to: an inability to support business activity; a failure to meet regulatory requirements; or a change to credit ratings.

Capital management is integral to the Group's approach to financial stability and sustainability management and is therefore embedded in the way our businesses and legal entities operate. Our capital management strategy is driven by the strategic aims of the Group and the risk appetite set by the Board.

Barclays has continued to maintain a capital buffer over the FSA's minimum regulatory capital requirements.

• The Core Tier 1 ratio decreased to 10.8% (2011: 11.0%) reflecting a reduction in Core Tier 1 capital of £1.3bn to £41.7bn.

•     Barclays generated £1.3bn Core Tier 1 capital from earnings after absorbing the impact of dividends paid and provisions for PPI and interest rate hedging product redress. The increase from earnings was more than offset by other movements in Core Tier 1 capital, principally:

- £1.2bn increase in the Pension Remeasurement reserve; and

- £1.6bn reduction due to foreign currency movements, primarily due to depreciation of USD, EUR, and ZAR against GBP which was broadly offset by foreign currency movements in risk weighted assets.

•     Total Capital Resources increased by £1.9bn reflecting lower deductions for material holdings principally as a result of the sale of the stake in BlackRock, Inc.  Within Tier 2 capital, the redemption of £2.7bn dated subordinated liabilities was partially offset by the issuance of $3bn of Contingent Capital Notes (CCNs).

Capital Composition

Key capital ratios
As at 31 December	2012	2011
Core Tier 1	10.8%	11.0%
Tier 1	13.2%	12.9%
Total capital	17.0%	16.4%

Capital Resources (audited)	2012	2011
As at 31 December	£m	£m
Shareholders' equity (excluding non-controlling interests) per balance sheet	50,615	54,352
Own credit cumulative loss/(gain)a	804	(2,680)
Unrealised (gains)/losses on available for sale debt securitiesa,b	(417)	803
Unrealised gains on available for sale equity (recognised as tier 2 capital) a	(110)	(828)
Cash flow hedging reserve a	(2,099)	(1,442)

Non-controlling interests per balance sheet	9,371	9,607
- Less: Other Tier 1 capital - preference shares	(6,203)	(6,235)
- Less: Other Tier 1 capital - Reserve Capital Instruments	-	-
- Less: Non-controlling Tier 2 capital	(547)	(573)
Other regulatory adjustments to non-controlling interests	(171)	(138)
Other regulatory adjustments and deductions:
Defined benefit pension adjustment a	49	(4)
Goodwill and intangible assets a	(7,622)	(7,560)
50% excess of expected losses over impairment a	(648)	(506)
50% of securitisation positions	(997)	(1,577)
Other regulatory adjustmentsb	(303)	(153)
Core Tier 1 capital	41,722	43,066

Other Tier 1 capital:
Preference shares	6,203	6,235
Tier 1 notes c	509	530
Reserve Capital Instruments	2,866	2,895
Regulatory adjustments and deductions:
50% of material holdings	(241)	(2,382)
50% of the tax on excess of expected losses over impairment	176	129
Total Tier 1 capital	51,235	50,473

Tier 2 capital:
Undated subordinated liabilities	1,625	1,657
Dated subordinated liabilities	14,066	15,189
Non-controlling Tier 2 capital	547	573
Reserves arising on revaluation of property a	39	25
Unrealised gains on available for sale equity a	110	828
Collectively assessed impairment allowances	2,002	2,385
Tier 2 deductions:
50% of material holdings	(241)	(2,382)
50% excess of expected losses over impairment (gross of tax)	(824)	(635)
50% of securitisation positions	(997)	(1,577)
Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(1,139)	(1,991)
Other deductions from total capital	(550)	(597)
Total regulatory capital	65,873	63,948

Notes
a The capital impacts of these items are net of tax
b. Available for sale reserves for debt securities has been revised to include the adjustment for the scope of regulatory consolidation previously disclosed in other regulatory adjustments
c Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

Liquidity risk

Liquidity risk is the failure to meet obligations leading to an inability to support normal business activity and to meet liquidity regulatory requirements.

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group's liquidity risk. The Liquidity Framework meets the FSA's standards and is designed to ensure that the Group maintains sufficient financial resources of appropriate quality for the Group's funding profile. The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk is managed separately at Absa Group due to local currency and funding requirements. For details of liquidity risk management at Absa, see page 130.

For further detail on liquidity risk governance and framework see page 159.

Liquidity risk stress testing

Under the Liquidity Framework, the Group has established the Liquidity Risk Appetite (LRA), which is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. It is measured with reference to anticipated stressed net contractual and contingent outflows for a variety of stress scenarios and is used to size the liquidity pool.

Liquidity Risk Appetite
As part of the LRA, the Group runs three primary liquidity stress scenarios, aligned to the FSA's prescribed stresses:

- a three month market-wide stress event;

- a one month Barclays-specific stress event; and

- a combined one month market-wide and Barclays-specific stress event.

Under normal market conditions, the liquidity pool is managed to be at least 100% of anticipated outflows under each of these stress scenarios. Barclays is primarily focused upon the one month Barclays-specific stress scenario, which results in the greatest net outflows of each of the liquidity stress tests. The combined one month scenario assumes outflows consistent with a firm-specific stress for the first two weeks of the stress period, followed by relatively lower outflows consistent with a market-wide stress for the remainder of the stress period.

Key LRA assumptions include:

Liquidity risk driver	Barclays specific stress
Net wholesale funding outflow	- Outflows at contractual maturity of wholesale funding and conduit commercial paper, with no rollover/new issuance; and
- Prime Brokerage: 100% loss of excess client derivative margin and 100% loss of excess client cash.
Loss of secured financing and increased haircuts	- Loss of repo capacity at contractual maturity date and incremental haircut widening, depending upon collateral type.
Retail and commercial bank deposit outflows	- Substantial outflows as Barclays is seen as greater credit risk than competitors.
Intra-day risk	- Liquid collateral held against intra-day requirement at clearing and payment systems is regarded as encumbered with no liquidity value assumed; and
- Liquid collateral is held against withdrawal of unsecured intra-day lines provided by third parties.
Intra-group risk	- Risk of liquidity within subsidiaries becoming unavailable to the wider Group.
Funding concentration risk	- Additional outflows recognised against concentration of providers of wholesale secured financing.
Off-balance sheet risk	- Collateral outflows due to market movements, taking account of disputes and mismatches between collateralised and uncollateralised OTC and exchange-traded positions;
- Outflow of all collateral owed by Barclays to counterparties but not yet called;
- Anticipated increase in the firm's derivative initial margin requirement in a stressed environment;
- Collateral outflows contingent upon a multi-notch credit rating downgrade of Barclays Bank PLC;
- Significant drawdown on committed facilities provided to corporates, based on counterparty type, creditworthiness and facility type; and
- Drawdown on retail commitments.
Franchise viability
- Barclays liquidity stress testing recognises that it will be necessary to hold additional liquidity in order to meet outflows that are non-contractual in nature, but are necessary in order to support the firm's ongoing franchise (for example, market-making activities).

Mitigating actions	- Unencumbered marketable assets that are held outside of the liquidity pool, and that are of known liquidity value to the firm, are assumed to be monetised (subject to haircut/valuation adjustment).

In the summer of 2012, Barclays reduced its risk appetite by tightening limits and extending the time horizon of the LRA. The reduction was a pre-emptive and precautionary measure in response to market conditions and the LIBOR announcement and senior management resignations. No material deterioration in funding conditions materialised.

Liquidity regulation (unaudited)
Since June 2010, the Group has reported its liquidity position against Individual Liquidity Guidance (ILG) provided by the FSA. The FSA defines both eligible liquidity pool assets and stress outflows against reported balances.

The Group also monitors its position against anticipated Basel 3 liquidity metrics - the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR). The LCR is designed to promote short-term resilience of a bank's liquidity risk profile by ensuring that it has sufficient high quality liquid resources to survive an acute stress scenario lasting for 30 days. The NSFR has a time horizon of one year and has been developed to promote a sustainable maturity structure of assets and liabilities.

In January 2013, the Basel Committee on Banking Supervision published a revised standard for the LCR. Compared to the previous version of the standard (published by the Basel Committee in December 2010), these revisions result in significantly lower stress requirements and allow for the inclusion in the liquidity pool of an additional category of high-quality liquid assets (referred to as Level 2B assets). Furthermore, the Basel Committee announced that the LCR requirement will be subject to a phase-in period between January 2015 (60% minimum requirement) and January 2019 (100% minimum requirement). The minimum NSFR requirement is to be introduced in January 2018 at 100%.

Liquidity pool (audited)

The Group liquidity pool is held unencumbered against contractual and contingent stress outflows in the LRA stress tests and is not used to support payment or clearing requirements. As at 31 December 2012, the Group liquidity pool was £150bn (2011: £152bn). During 2012 the month-end liquidity pool ranged from £150bn to £173bn and the month-end average balance was £162bn (2011: £156bn).

Barclays does not include any own-name securities in its liquidity pool.

Composition of the Group liquidity pool as at 31 December 2012 (audited)
	Liquidity pool	Liquidity pool of which FSA eligible

	£bn	£bn
Cash and deposits with central banksa	85	82

Government bondsb
AAA rated	40	39
AA+ to AA- rated	5	4
A+ to A- rated	1	-
Total government bonds	46	43

Other
Supranational bonds and multilateral development banks	4	4
Agencies and agency mortgage-backed securities	7	-
Covered bonds (rated AA- and above)	5	-
Other	3	-
Total Other	19	4

Total	150	129

The Group liquidity pool is well diversified by major currency and the Group monitors LRA stress scenarios for major currencies.

Liquidity Pool by Currency	USD £bn	EUR £bn	GBP £bn	Other £bn	Total £bn
Liquidity pool	26	66	25	33	150

Notes
a Of which over 95% (2011: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
b Of which over 80% (2011: over 80%) of securities are comprised of UK, US, Japan, France, Germany, Denmark and the Netherlands.

Management of the Group liquidity pool (audited)
The composition of the Group liquidity pool is efficiently managed. The maintenance of the liquidity pool increases the Group's costs as the interest expense paid on the liabilities used to fund the liquidity pool is greater than the interest income received on liquidity pool assets. This cost can be reduced by investing a greater portion of the Group liquidity pool in highly liquid assets other than cash and deposits with central banks. These assets primarily comprise government bonds and their inclusion in the liquidity pool does not compromise the liquidity position of the Group.

The composition of the liquidity pool is subject to limits set by the Board, Treasury Committee and the independent credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration risk by issuer, currency, asset type and country. Given the incremental returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

As at 31 December 2012 the portion of the Group liquidity pool comprised of cash and deposits with central banks reduced to £85bn (2011: £105bn) as a result of a reallocation to government bonds and other highly liquid assets.

Barclays manages the liquidity pool on a centralised basis. As at 31 December 2012, 90% of the liquidity pool was located in Barclays Bank PLC (2011: 94%) and was available to meet liquidity needs across the Group. The residual liquidity pool is held predominantly within Barclays Capital Inc. (BCI).  The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows and regulatory requirements. To the extent the use of this portion of the liquidity pool is restricted due to regulatory requirements, it is assumed to be unavailable to the rest of the Group.

For more information on the governance framework for investing the Group liquidity pool see page 160.

Contingent liquidity
In addition to the Group liquidity pool, Barclays has access to other unencumbered assets which provide a source of contingent liquidity. Whilst these are not relied on in the Group's LRA, a portion of these assets may be monetised in a stress to generate liquidity through use as collateral for secured funding or through outright sale.

In either a Barclays-specific or market-wide liquidity stress, liquidity available via market sources could be severely disrupted.  In circumstances where market liquidity is unavailable or available only at heavily discounted prices, Barclays could generate liquidity via central bank facilities. The Group maintains a significant amount of collateral pre-positioned at central banks and available to raise funding.

Deposit funding (including Absa Group; audited)

Deposit Fundinga
	2012			2011
Funding of loans and advances to customers	Loans and advances to customers	Customer deposits	Loan to deposit ratio	Loan to deposit ratio
	£bn	£bn	%	%
Retail and Business Banking	231.1	155.9	148	146
Corporate Bankingb	64.3	99.6	65	83
Wealth and Investment Management	21.2	53.8	39	40
Total funding excluding secured	316.6	309.3	102	111
Secured funding	-	48.8	-	-
Sub-total including secured funding	316.6	358.1	88	101

Retail and Business Banking, Corporate Banking and Wealth and Investment Managementb	316.6	309.3	102	111
Investment Bank	44.7	25.8	173	138
Head Office and Other Operations	0.8	0.2	-	-
Trading settlement balances and cash collateral	61.8	50.1	123	142
Total	423.9	385.4	110	118

Notes

a Included within Retail and Business Banking, Corporate Banking and the Investment Bank are Absa Group related balances totalling £38bn of loans and advances to customers funded by £33bn of customer deposits.

b In addition Corporate Banking holds £17.6bn (2011: £17.2bn) loans and advances as financial assets held at fair value.

The Group loan to deposit ratio as at 31 December 2012 was 110% (2011: 118%).

Retail and Business Banking, Corporate Banking and Wealth and Investment Management activities are largely funded with customer deposits. As at 31 December 2012, the loan to deposit ratio for these businesses was 102% (2011: 111%). The funding gap for these businesses is met using asset backed securities (ABS) and covered bonds secured primarily over customer loans and advances such as residential mortgages and credit card receivables, resulting in a loan to deposit and secured funding ratio of 88% (2011: 101%).

The excess of the Investment Bank's loans and advances over customer deposits is funded with long-term debt and equity. The Investment Bank does not rely on customer deposit funding from Retail and Business Banking, Corporate Banking and Wealth and Investment Management.

As at 31 December 2012, £112bn of total customer deposits were insured through the UK Financial Services Compensation Scheme (FSCS) and other similar schemes. In addition to these customer deposits, there were £3bn of other liabilities insured by governments.

Although, contractually, current accounts are repayable on demand and savings accounts at short notice, the Group's broad base of customers - numerically and by depositor type - helps protect against unexpected fluctuations in balances. Such accounts form a stable funding base for the Group's operations and liquidity needs. Barclays models the behaviour of both assets and liabilities on a net cash flow basis using our experience of customer behaviour to assess balance sheet behaviouralised funding gaps under business as usual conditions. These behavioural maturities are used to determine funds transfer pricing interest rates at which businesses are rewarded and charged for sources and uses of funds.

				Behavioural maturity profile cash outflow/(inflow)
Behavioural Maturity Profile (including Absa Group; audited)	Loans and advances to customers	Customer deposits	Customer funding surplus/ (deficit)	Less than one year	Greater than one year
As at 31 December 2012	£bn	£bn	£bn	£bn	£bn
Retail and Business Banking	231.1	(155.9)	(75.2)	(17.0)	(58.2)
Corporate Banking	64.3	(99.6)	35.3	11.7	23.6
Wealth and Investment Management	21.2	(53.8)	32.6	6.9	25.7
Total funding excluding secured	316.6	(309.3)	(7.3)	1.6	(8.9)
Secured funding	-	(48.8)	48.8	14.5	34.3
Total Retail and Business Banking, Corporate Banking and Wealth and Investment Management funding	316.6	(358.1)	41.5	16.1	25.4

The relatively low cash outflow within one year demonstrates that customer funding remains broadly matched from a behavioural perspective.

Wholesale funding (audited)

Wholesale funding relationships as at 31 December 2012:

Assets	£bn	Liabilities	£bn

Trading portfolio assets and other securities	85	Repurchase agreements	217
Reverse repurchase agreements	132

Reverse repurchase agreements	44	Trading portfolio liabilities	44

Derivative financial instruments	466	Derivative financial instruments	460

Liquidity pool	150	Less than 1 year wholesale debt	102
Other assetsa	145	Greater than 1 year wholesale debt and equity	194

Note

a  Predominantly available for sale investments, trading portfolio assets, financial assets designated at fair value and loans and advances to banks funded by greater than one year wholesale debt and equity.

Trading portfolio assets are largely funded by repurchase agreements. The majority of reverse repurchase agreements (i.e. secured lending) are matched by repurchase agreements. The remainder of reverse repurchase agreements are used to settle trading portfolio liabilities.

Derivative assets and liabilities are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid.

The liquidity pool is largely funded by wholesale debt, the majority of which matures in less than one year. Other assets are largely matched by term wholesale debt and equity.

Composition of wholesale funding (audited)
The Group maintains access to a variety of sources of wholesale funds in major currencies, including those available from money markets, repo markets and term investors, across a variety of distribution channels and geographies. The Group is an active participant in money markets, has direct access to US, European and Asian capital markets through its global investment banking operations and long-term investors through its clients worldwide. As a result, wholesale funding is well diversified by product, maturity, geography and major currency.

As at 31 December 2012, total wholesale funding outstanding (excluding repurchase agreements) was £240bn (2011: £265bn). £102bn of wholesale funding matures in less than one year (2011: £130bn) of which £18bn relates to term funding (2011: £27bn)a. £138bn of wholesale funding had a residual maturity of over one year (2011: £135bn).

As at 31 December 2012, outstanding wholesale funding comprised £40bn of secured funding (2011: £39bn) and £199bn of unsecured funding (2011: £227bn).

Maturity profile of wholesale fundingb
(audited)	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Sub-total less than one year	Over one year but not more than two years	Over two years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits from banks	11.3	8.2	1.5	0.7	21.7	1.6	7.2	30.5
Certificates of deposit and commercial paper	5.8	22.1	9.0	6.9	43.8	2.0	1.3	47.1
Asset backed commercial paper	4.3	2.5	-	-	6.8	-	-	6.8
Senior unsecured (public benchmark)	3.3	-	-	0.6	3.9	7.8	14.3	26.0
Senior unsecured (privately placed)	0.7	4.0	4.0	5.3	14.0	10.8	38.2	63.0
Covered bonds/ABS	-	0.4	1.3	0.4	2.1	4.7	20.9	27.7
Subordinated liabilities	-	0.6	-	0.1	0.7	-	22.0	22.7
Otherc	4.0	1.6	1.7	1.4	8.7	1.4	5.8	15.9
Total as at 31 December 2012	29.4	39.4	17.5	15.4	101.7	28.3	109.7	239.7
Of which secured	5.9	4.0	2.4	1.3	13.6	5.2	21.6	40.4
Of which unsecured	23.5	35.4	15.1	14.1	88.1	23.1	88.1	199.3
Total as at 31 December 2011					130.3			265.2
Of which secured					16.9			38.7
Of which unsecured					113.4			226.5
The Group has £63bn of privately placed senior unsecured notes in issue. These notes are issued through a variety of distribution channels including intermediaries and private banks. A large proportion of end users of these products are individual retail investors.

The liquidity risk of wholesale funding is carefully managed primarily through the LRA stress tests, against which the liquidity pool is held. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £48bn as at 31 December 2012 (2011: £22bn).

The average maturity of wholesale funding net of the liquidity pool was at least 61 months (2011: 58 months).

Notes

a  Term funding maturities comprise public benchmark and privately placed senior unsecured notes, covered bonds/ABS and subordinated debt where the original maturity of the instrument was more than one year. In addition, as at 31 December 2012, £3bn of these instruments were not counted towards term financing as they had an original maturity of less than one year.

b  The composition of wholesale funds comprises the balance sheet reported deposits from banks, financial liabilities at fair value, debt securities in issue and subordinated liabilities, excluding cash collateral and settlement balances. It does not include collateral swaps, including participation in the Bank of England's FLS. Included within deposits from banks are £6.7bn of liabilities drawn in the European Central Bank's three year LTRO.

c Primarily comprised of fair value deposits (£7.1bn) and secured financing of physical gold (£6.0bn).

Term financing (audited)
The Group continues to attract deposits in unsecured money markets and to raise additional secured and unsecured term funding in a variety of markets. During 2012 the Group issued approximately £28bn of term funding, comprising:

- £3.4bn equivalent of public benchmark senior unsecured debt;

- £6.2bn equivalent of net privately placed senior unsecured debt;

- £16.8bn equivalent of secured debt; and

- £1.9bn of subordinated debt.

Included within secured funding issued during 2012 is £6bn of funding raised through participation in the Bank of England's FLS.

Subordinated debt issued during 2012 comprises a Tier 2 issue of £1.9bn equivalent of contingent capital notes which includes a write-off feature should the Group's Core Tier 1 or CET1 capital, as appropriate, fall below 7%.

As previously disclosed, in addition to the above issuance, Euro funding gaps in Spain and Portugal were reduced through accessing €8.2bn of the European Central Bank's three year LTRO in February 2012.

Funding plan
Barclays maintains a long-term strategic funding plan, designed to reduce structural funding risk and optimise interest costs.

Total 2012 issuance was sufficient to cover the Group's needs for 2012 and also to pre-fund a large portion of the Group's needs for 2013.  The Group's needs in 2012 were significantly lower than the £27bn of term funding maturing in that year due to the improvement in the customer loan to deposit ratio and a reduction in legacy assets.

The Group has £18bn of term debt maturing in 2013 and a further £24bn maturing in 2014. However, with expected deposit growth and reduction in legacy assets, funding needs are likely to be lower. The Group continues to recognise the importance of a diversified funding base, and therefore monitors opportunities across a variety of funding markets.

Liquidity Management at Absa Group (audited)

Liquidity risk is managed separately at Absa Group due to local currency, funding and regulatory requirements.

In addition to the Group liquidity pool, as at 31 December 2012, Absa Group held £5bn of liquidity pool assets against Absa-specific anticipated stressed outflows. The liquidity pool consists of South African government bonds and Treasury bills.

The Absa loan to deposit ratio as at 31 December 2012 was 113% (2011: 115%). The improvement in the loan to deposit ratio was driven by a reduction in loans and advances as a result of exchange rate movements combined with lower demand for credit across the South African economy in general, as well as a continued focus on ensuring that high credit standards continue to be applied. Absa has also seen an increase in the term of customer deposits over the period.

As at 31 December 2012, Absa had £12bn of wholesale funding outstanding (2011: £15bn), of which £6bn matures in less than 12 months (2011: £9bn). Issuance of term debt during 2012 included £0.5bn of senior unsecured debt and £0.4bn of subordinated debt, further extending the term and diversity of the funding base.

Contractual maturity of financial assets and liabilities (audited)

Details of contractual maturities for assets and liabilities form an important source of information for the management of liquidity risk. Such information is used (among other things) as the basis for modelling a behavioural balance sheet, for input into the liquidity framework, as discussed above.

The table below provides detail on the contractual maturity of all financial instruments and other assets and liabilities. Derivatives (other than those designated in a hedging relationship) and trading portfolio assets and liabilities are included in the on demand column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity since they are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have been included in other assets and other liabilities as the Group is not exposed to liquidity risk arising from them; any request for funds from creditors would be met by simultaneously liquidating or transferring the related investment.

Contractual maturity of financial assets and liabilities (including Absa Group; audited)
	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than two years	Over two years but not more than five years	Over five years but not more than ten years	Over ten years	Total
As at 31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	42,435	43,756	-	-	-	-	-	-	86,191
Items in the course of collection from other banks	1,242	231	-	-	-	-	-	-	1,473
Trading portfolio assets	146,352	-	-	-	-	-	-	-	146,352
Financial assets designated at fair value	1,268	16,022	908	1,306	2,054	3,354	1,861	18,593	45,366
Derivative financial instruments	465,356	169	49	56	355	1,993	717	461	469,156
Loans and advances to banks	4,646	32,761	236	967	933	288	172	459	40,462
Loans and advances to customers	37,503	76,112	7,971	17,243	26,789	74,479	64,445	119,364	423,906
Reverse repurchase agreements and other similar secured lending	36	165,595	8,135	2,457	66	199	12	22	176,522
Available for sale financial investments	333	4,338	2,770	9,955	10,805	19,408	15,189	12,311	75,109
Other financial assets	-	1,615	-	-	386	-	-	-	2,001
Total financial assets	699,171	340,599	20,069	31,984	41,388	99,721	82,396	151,210	1,466,538
Other assets									21,797
Total assets									1,488,335
Liabilities
Deposits from banks	8,619	57,101	1,664	844	1,617	5,925	229	1,013	77,012
Items in the course of collection due to other banks	1,463	124	-	-	-	-	-	-	1,587
Customer accounts	255,747	90,490	9,810	12,658	11,148	2,790	1,981	787	385,411
Repurchase agreements and other similar secured borrowing	394	207,148	4,538	3,742	47	1,309	-	-	217,178
Trading portfolio liabilities	44,794	-	-	-	-	-	-	-	44,794
Financial liabilities designated at fair value	1,434	7,982	6,278	7,178	11,977	23,218	10,145	8,855	77,067
Derivative financial instruments	459,587	63	32	48	333	844	1,074	740	462,721
Debt securities in issue	1,467	38,850	10,796	9,128	16,388	28,011	12,208	2,677	119,525
Subordinated liabilities	-	877	-	92	363	2,240	11,883	8,563	24,018
Other financial liabilities	-	4,080	-	-	641	-	-	-	4,721
Total financial liabilities	773,505	406,715	33,118	33,690	42,514	64,337	37,520	22,635	1,414,034
Other liabilities									14,315
Total liabilities									1,428,349
Cumulative liquidity gap	(74,334)	(140,450)	(153,499)	(155,205)	(156,331)	(120,947)	(76,071)	52,504	59,986

Contractual maturity of financial assets and liabilities (including Absa Group; audited)
	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than two years	Over two years but not more than five years	Over five years but not more than ten years	Over ten years	Total
As at 31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	58,317	48,577	-	-	-	-	-	-	106,894
Items in the course of collection from other banks	1,188	624	-	-	-	-	-	-	1,812
Trading portfolio assets	152,183	-	-	-	-	-	-	-	152,183
Financial assets designated at fair value	802	4,257	1,046	1,725	1,812	4,355	2,532	19,118	35,647
Derivative financial instruments	535,306	122	109	188	64	1,389	904	882	538,964
Loans and advances to banks	6,133	35,730	2,047	827	1,211	753	326	419	47,446
Loans and advances to customers	43,523	74,024	8,124	16,583	26,882	78,404	61,784	122,610	431,934
Reverse repurchase agreements and other similar secured lending	24	141,751	7,674	3,423	374	128	133	158	153,665
Available for sale financial investments	360	10,423	4,798	4,047	3,710	20,827	12,392	11,934	68,491
Other financial assets	-	1,978	-	-	640	-	-	-	2,618
Total financial assets	797,836	317,486	23,798	26,793	34,693	105,856	78,071	155,121	1,539,654
Other assets									22,429
Total assets									1,562,083
Liabilities
Deposits from banks	7,866	79,507	880	896	351	1,283	333	-	91,116
Items in the course of collection due to other banks	965	4	-	-	-	-	-	-	969
Customer accounts	213,927	119,010	8,839	11,568	3,774	5,408	2,206	1,300	366,032
Repurchase agreements and other similar secured borrowing	23	196,066	9,356	1,554	72	183	36	2	207,292
Trading portfolio liabilities	45,887	-	-	-	-	-	-	-	45,887
Financial liabilities designated at fair value	1,525	11,743	4,033	11,077	8,391	27,718	11,511	10,318	86,316
Derivative financial instruments	524,551	345	146	44	63	1,078	592	1,091	527,910
Debt securities in issue	75	52,189	13,084	7,803	8,848	28,727	13,235	5,775	129,736
Subordinated liabilities	-	78	-	115	855	741	13,403	9,678	24,870
Other financial liabilities	-	3,629	-	-	1,594	-	-	-	5,223
Total financial liabilities	794,819	462,571	36,338	33,057	23,948	65,138	41,316	28,164	1,485,351
Other liabilities									12,773
Total liabilities									1,498,124
Cumulative liquidity gap	3,017	(142,068)	(154,608)	(160,872)	(150,127)	(109,409)	(72,654)	54,303	63,959

Expected maturity dates do not differ significantly from the contract dates, except for:

-      Trading portfolio assets and liabilities and derivative financial instruments, which may not be held to maturity as part of the Group's trading strategies. For these instruments, which are mostly held by the Investment Bank, liquidity and repricing risk is managed through the Daily Value at Risk (DVaR) methodology;

-      Retail deposits, which are included within customer accounts, are repayable on demand or at short notice on a contractual basis. In practice, these instruments form a stable base for the Group's operations and liquidity needs because of the broad base of customers - both numerically and by depositor type (see Behavioural Maturity Profile on page 127; and

- Financial assets designated at fair value held in respect of linked liabilities, which are managed with the associated liabilities.

Contractual maturity of financial liabilities on an undiscounted basis (audited)
The table below presents the cash flows payable by the Group under financial liabilities by remaining contractual maturities at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows of all financial liabilities (i.e. nominal values).

The balances in the below table do not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal as well as those associated with all future coupon payments.

Derivative financial instruments held for trading and trading portfolio liabilities are included in the on demand column at their fair value.

Financial liabilities designated at fair value in respect of linked liabilities under investment contracts have been excluded from this analysis as the Group is not exposed to liquidity risk arising from them.

Contractual maturity of financial liabilities - undiscounted (including Absa Group; audited)
	On demand	Within one year	Over one year but not more than five years	Over five years	Total
	£m	£m	£m	£m	£m
As at 31 December 2012
Deposits from banks	8,619	59,677	7,629	1,267	77,192
Items in the course of collection due to other banks	1,463	124	-	-	1,587
Customer accounts	255,747	113,220	14,492	3,624	387,083
Reverse repurchase agreements and other similar secured lending	394	215,435	1,357	-	217,186
Trading portfolio liabilities	44,794	-	-	-	44,794
Financial liabilities designated at fair value	1,434	21,480	35,934	24,301	83,149
Derivative financial instruments	459,587	144	1,193	2,079	463,003
Debt securities in issue	1,467	60,396	46,742	16,566	125,171
Subordinated liabilities	-	1,948	6,284	24,266	32,498
Other financial liabilities	-	4,080	641	-	4,721
Total financial liabilities	773,505	476,504	114,272	72,103	1,436,384
Off-balance sheet items		-
Loan commitments	121,522	42,587	78,962	4,996	248,067
Other commitments	170	714	110	50	1,044
Total off-balance sheet items	121,692	43,301	79,072	5,046	249,111
Total financial liabilities and off-balance sheet items	895,197	519,805	193,344	77,149	1,685,495

At 31 December 2011
Deposits from banks	7,866	81,308	1,651	409	91,234
Items in the course of collection due to other banks	965	4	-	-	969
Customer accounts	213,927	139,617	9,418	5,659	368,621
Reverse repurchase agreements and other similar secured lending	23	207,000	257	41	207,321
Trading portfolio liabilities	45,887	-	-	-	45,887
Financial liabilities designated at fair value	1,525	28,147	39,459	30,743	99,874
Derivative financial instruments	524,551	828	1,512	2,333	529,224
Debt securities in issue	75	74,953	40,983	21,754	137,765
Subordinated liabilities	-	1,002	4,456	27,584	33,042
Other financial liabilities	-	3,629	1,594	-	5,223
Total financial liabilities	794,819	536,488	99,330	88,523	1,519,160
Off-balance sheet items
Loan commitments	223,622	12,071	3,548	1,125	240,366
Other commitments	364	793	198	6	1,361
Total off-balance sheet items	223,986	12,864	3,746	1,131	241,727
Total financial liabilities and off-balance sheet items	1,018,805	549,352	103,076	89,654	1,760,887

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Barclays risk management strategy (audited)

The following pages provide a comprehensive overview of Barclays approach to risk management and more specific information on policies that the Group determines to be of particular significance in the current operating environment.

Barclays has clear risk management objectives and a well-established strategy to deliver them, through core risk management processes.

At a strategic level, our risk management objectives are to:

- Identify the Group's significant risks;

- Formulate the Group's risk appetite and ensure that business profile and plans are consistent with it;

- Optimise risk/return decisions by taking them as closely as possible to the business, while establishing strong and independent review and challenge structures;

- Ensure that business growth plans are properly supported by effective risk infrastructure;

- Manage risk profile to ensure that specific financial deliverables remain possible under a range of adverse business conditions; and

- Help executives improve the control and co-ordination of risk taking across the business.

The Group's approach is to provide direction on: understanding the principal risks to achieving Group strategy; establishing risk appetite; and establishing and communicating the risk management framework. The process is then broken down into five steps: identify, assess, control, report and manage/challenge. Each of these steps is broken down further, to establish end-to-end activities within the risk management process and the infrastructure needed to support it (see panel below). The Group's risk management strategy is broadly unchanged in 2012.

Steps	Activity
Identify	- Establish the process for identifying and understanding business-level risks.
Assess	- Agree and implement measurement and reporting standards and methodologies.
Control
- Establish key control processes and practices, including limit structures, impairment allowance criteria and reporting requirements.
- Monitor the operation of the controls and adherence to risk direction and limits.
- Provide early warning of control or appetite breaches.
- Ensure that risk management practices and conditions are appropriate for the business environment.

Report	- Interpret and report on risk exposures, concentrations and risk-taking outcomes. - Interpret and report on sensitivities and Key Risk Indicators. - Communicate with external parties.
Manage and Challenge
- Review and challenge all aspects of the Group's risk profile.
- Assess new risk-return opportunities.
- Advise on optimising the Group's risk profile.
- Review and challenge risk management practices.

Our risk culture

We have defined our Purpose as 'helping people achieve their ambitions - in the right way'. This is underpinned by five core values: Respect, Integrity, Service, Excellence and Stewardship.

Barclays risk culture is based on a close alignment with our businesses to support understanding, trust and openness together with clear independence to ensure strong challenge, rigorous, analytical and objective decision making and consistency across the bank. Risk is a shared responsibility between business and risk teams with the business operating as a 'first line of defence'.

This culture is operationalised and embedded in our organisational structure. Independent risk teams are in place within each of our major businesses to support close working relationships with and knowledge of business teams taking on the risk. These teams ultimately report to a Chief Risk Officer within each business who in turn reports both to the Group Chief Risk Officer and their business Chief Executive.

A separate Group Risk team, including individually identified Principal Risk Owners for each Principal Risk, strengthens oversight and looks across the Group to ensure that for each Principal Risk, an overall risk appetite has been clearly defined and that required standards of risk management are being consistently delivered.

Following operational events that were identified in 2012, the Board of Barclays is undertaking a review of its business practices (the Salz Review) and culture. Barclays Board and Executive Committee will consider the review's recommendations carefully, with the intention of implementing them in full. Barclays will publish an account of how it specifically intends to implement them a short time after the conclusion of the review. The broader work at Barclays oriented at changing the Bank's culture will be particularly informed by the Review's recommendations.

Group Risk is also aligning its vision to support the Chief Executive's vision of becoming the 'Go-To' bank for all its stakeholders. Group Risk's mission is to deliver effective and then efficient risk management that is consistent with Barclays commercial objectives, through providing functional capability and control as well as independent and appropriate challenge at every level, from a single transaction to an aggregate portfolio view, while ensuring 'no surprises'. To achieve this mission the following guiding principles will be followed:

• Effectiveness and expertise;

• Operational excellence;

• Transparency, consistency and control;

• Balance risk and reward; and

• Independence.

Assigning responsibilities (audited)

Responsibility for risk management resides at all levels within the Group, from the Board and the Executive Committee down through the organisation to each business manager and risk specialist. Barclays distributes these responsibilities so that risk/return decisions are taken at the most appropriate level; as close as possible to the business, and subject to robust and effective review and challenge. The responsibilities for effective review and challenges reside with senior managers, risk oversight committees, the independent Group Risk function, the Board Risk Committee and, ultimately, the Board.

The Board is responsible for approving risk appetite, which is the level of risk the Group chooses to take in pursuit of its business objectives. The Chief Risk Officer regularly presents a report to the Board summarising developments in the risk environment and performance trends in the key portfolios. The Board is also responsible for the Internal Control and Assurance Framework (Group Control Framework). It oversees the management of the most significant risks through the regular review of risk exposures and related key controls. Executive management responsibilities relating to this are set via the Group's Principal Risks Policy.

The Board Risk Committee (BRC) monitors the Group's risk profile against the agreed appetite. Where actual performance differs from expectations, the actions being taken by management are reviewed to ensure that the BRC is comfortable with them. After each meeting, the Chair of the BRC prepares a report for the next meeting of the Board. Barclays first established a separate Board Risk Committee in 1999 and all members are non-executive directors. The Finance Director and the Chief Risk Officer attend each meeting as a matter of course. The BRC receives regular and comprehensive reports on risk methodologies and the Group's risk profile including the key issues affecting each business portfolio and forward risk trends. The Committee also commissions in-depth analyses of significant risk topics, which are presented by the Chief Risk Officer or senior risk managers in the businesses. The Chair of the Committee prepares a statement each year on its activities.

The Board Audit Committee receives quarterly reports on control issues of significance and a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment, the Group's policies and methodologies and the performance trends of peer banks. The Chair of the Board Audit Committee also sits on the BRC.

The Board Remuneration Committee receives a detailed report on risk management performance from the BRC which is considered in the setting of performance objectives in the context of incentive packages.

The terms of reference for each of the principal Board Committees are available from the Corporate Governance section at: http://group.barclays.com/About-us/Management-structure/Corporate-governance.

The Chief Risk Officer is a member of the Executive Committee and has overall day-to-day accountability for risk management under delegated authority from the Group Chief Executive. The Group Chief Executive must consult the Chairman of the Board Risk Committee in respect of the Chief Risk Officer's performance appraisal and compensation as well as all appointments to or departures from the role.

To view a chart showing the Governance Structure at Group level as at 13 December 2012, and any other charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

In order to strengthen the Board-level governance over conduct risk and reputation matters we have created a Board Conduct, Reputation and Operational Risk Committee in 2013. As a consequence the Board Risk Committee will have oversight of credit, market and funding risk matters and will be renamed the Board Financial Risk Committee.

The Chief Risk Officer manages the independent Group Risk function and chairs the Financial Risk Committee and the Operational Risk Committee, which monitor the Group's financial and non-financial risk profile relative to established risk appetite. Reporting to the Chief Risk Officer, and working in the Group Risk function, are risk-type heads for retail credit risk, wholesale credit risk, market risk, operational risk and fraud risk. Along with their teams, the risk-type heads are responsible for establishing a Group-wide framework for oversight of the risks and controls of their risk type. These risk-type teams liaise with each business as part of the monitoring and management processes.

In addition, each business has an embedded risk management function, headed by a Business Chief Risk Officer (BCRO). BCROs and their teams are responsible for assisting business heads in the identification and management of their business risk profiles and for implementing appropriate controls. These teams also assist Group Risk in the formulation of Group policies and their implementation across the businesses. The business risk directors report jointly to their respective business heads and to the Chief Risk Officer.

The risk type heads within the central Group Risk function and the BCROs within the businesses report to the Chief Risk Officer and are members of the Financial Risk Committee or Operational Risk Committee as appropriate.

For further details on the management of each of the Principal Risks, see pages 142 - 166.

Internal Audit is responsible for the independent review of risk management and the control environment. Its objective is to provide reliable, valued and timely assurance to the Board and Executive Management over the effectiveness of controls, mitigating current and evolving high risks and in so doing enhancing the controls culture within the Group. The Board Audit Committee reviews and approves Internal Audit's plans and resources, and evaluates the effectiveness of Internal Audit. An assessment by external advisers is also carried out periodically.

In addition to the committees shown in the chart, there is a Board Citizenship Committee which reviews emerging issues with potentially significant reputational impact and looks at contribution to growth in the real economy, creating jobs, supporting sustainable growth and supporting communities through investment programmes and efforts of employees.

Principal Risks policy (audited)

Risk management responsibilities are laid out in the Principal Risks policy, which covers the categories of risk in which Barclays has its most significant actual or potential risk exposures.

The Principal Risks Framework:

• creates clear ownership and accountability;

• ensures the Group's most significant risk exposures are understood and managed in accordance with agreed risk appetite (for financial risks) and risk tolerances (for non-financial risks); and

• ensures regular reporting of both risk exposures and the operating effectiveness of controls.

Each Principal Risk comprises individual Key Risk Types. The foura Principal Risks are: Credit, Market, Funding and Operational, each owned by a senior executive within the Group Risk function known as the Group Principal Risk Owner. The first three Principal Risks are risks that Barclays actively seeks to manage and have direct income implications. The fourth Principal Risk relates to operational risks, exposure to which arises directly from undertaking business processes in support of Barclays activities, and which the Group seeks to minimise. There was no material change to this policy in 2012.

The five risk management steps required by the Principal Risks Policy are: Identify, Assess, Control, Report, and Manage and Challenge (see page 134 for more detail).

Each Key Risk is owned by a senior individual known as the Group Key Risk Owner who is responsible for proposing a risk appetite statement and managing the risk in line with the Principal Risks Policy. This includes the documentation, communication and maintenance of a risk control framework which makes clear, for every business across the firm, the mandated control requirements in managing exposures to that Key Risk.
These control requirements are given further specification, according to the business or risk type, to provide a complete and appropriate system of internal control.

Business function heads are responsible for obtaining ongoing assurance that the key controls they have put in place to manage the risks to their business objectives are operating effectively. Six-monthly reviews support the regulatory requirement for Barclays to make an annual external statement about its system of internal controls.

Group Key Risk Owners report their assessments of the risk exposure and control effectiveness to Group-level oversight committees and their assessments form the basis of the reports that go to the Board Risk Committee (see chart above):

• Financial Risk Committee has oversight of Credit and Market Risks;

• Treasury Committee has oversight of Funding Risk; and,

• Operational Risk Committee has oversight of all Operational Risk types, with the exception of Tax Risk, which is primarily overseen by the Tax Risk Committee.

Each Group Key Risk Owner also undertakes an annual programme of risk-based conformance reviews.

a Conduct Risk and Reputation Risk have been re-categorised as principal Risks in 2013.

Risk management in the setting of strategy (audited)

The planning cycle is centred on the medium-term planning (MTP) process, performed once a year. This sets out the Group's objectives in detailed plans which take account of the likely business environment. The risk functions at Group and business levels are heavily involved in this process.

In addition to supporting transaction decisions, the measurement and control of credit, market, operational and other risks have considerable influence on Barclays strategy. The Board is solely responsible for approving the MTP, the associated risk appetite statement, and the capital plans. As such, the business plans of Barclays must incur a level of risk that falls within the Board's tolerance, or be modified accordingly. The Board Risk Committee (BRC) has been in place since 1999 and is devoted to review the firm's risk and make appropriate recommendations to the Board.

The risk appetite and the Group-wide stress testing processes, described below, are closely linked to the MTP process and also support strategic planning and capital adequacy. The risk appetite process ensures that senior management and the Board understand the Plan's sensitivities to key risk types, and includes a set of mandate and scale limits to ensure the Group stays within appetite. Stress testing informs management on the impact to the business of detailed scenarios. Integral to the Group-wide stress testing process is a set of actions that management would take to mitigate the impact of a stress.

One of the main objectives of managing risk is to ensure that Barclays achieves an adequate balance between capital requirements and resources. The capital planning cycle is fully integrated within strategic planning.

MTP process
The MTP process, performed annually, requires each business unit to present its plans for business performance over the coming three years. Achieving the planned performance in each business is dependent upon the ability of the business to manage its risks. It is an iterative process featuring weekly reviews at the most senior levels as the plan is updated until final agreement. The output includes a detailed statement of the Group's strategy over the medium-term, as well as detailed financial projections.

Risk managers support the MTP by providing robust review and challenge of the business plans to ensure that the financial projections are internally consistent; achievable given risk management capabilities and that they present a suitable balance between risk and reward. This culminates in the Risk Executive Dialogue process in which the Chief Risk Officer and senior management in each of our businesses discuss the findings from the risk reviews, and changes to the business plans are mandated as necessary.

The business plans are prepared with reference to a consistent set of economic assumptions which are reviewed within Group Risk to ensure that they appropriately reflect emerging risk trends. They are used as baseline scenarios in the stress testing and risk appetite processes.

The output from the business plan forms the basis of all strategic processes. In particular, the plans comprise projections of capital resources and requirements given profit generation, dividend policy and capital issuance. Risk variables are also considered, most importantly in the forecasting of the Group's impairment charge, and in sensitivity analyses of the plans (which include risk appetite and stress testing).

Risk Appetite
To view a diagram depicting Risk Appetite, and any other charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

Risk appetite is defined as the level of risk that Barclays is prepared to sustain whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented. Barclays framework combines a top-down view of its capacity to take risk with a bottom-up view of the business risk profile associated with each business area's medium term plans. The appetite is ultimately approved by the Board.

Barclays has run a risk appetite process since 2004. The process is comprised of 'Financial Volatility' and 'Mandate and Scale'. The strategy and business activities are reflected in key performance metrics, which are dependent in large part on risk performance.

Financial Volatility
Financial volatility is defined as the level of potential deviation from expected financial performance that Barclays is prepared to sustain at relevant points on the risk profile. When setting appetite, management and the Board articulate the Group's strategy and summarise objectives in terms of key financial metrics. The Group's risk profile is assessed via a 'bottom-up' analysis of the Group's business plans to establish the volatility of the key metrics. If the projections entail too high a level of risk (i.e. breach the top-down financial objectives at the through the cycle, moderate or severe level), management will challenge each area to re-balance the risk profile to bring the bottom-up risk appetite back within top-down appetite. Performance against risk appetite usage is measured and reported to the Executive Committee and the Board regularly throughout the year. Our top-down appetite is quantified through an array of financial performance and capital metrics which are reviewed on an annual basis. For 2012, the strategic metrics in the table below are set at three levels: budget, and stressed 'one in seven' and 'one in twenty-five':

Measure relevant to strategy and risk	Link between strategy and risk profile
Profit before tax, Return on Equity, Return on RWAs	Fundamental economic and business indicators, which best describe the focus of our shareholders in terms of profitability and ability to use capital resources efficiently.
Loan loss rate (LLR)	Describes our credit risk profile and whether impairment is within our appetite.
Core Tier 1 and Leverage	Monitors our capital adequacy in relation to our capital plan.
Cash Dividends	Measures the risks of not being able to continue paying appropriate cash dividends.

To measure the risk entailed by the business plans, management estimates potential earnings volatility from each business under various scenarios:
- through-the-cycle: the average losses based on measurements over many years;

- 1 in 7 (moderate) loss: the worst level of losses out of a random sample of 7 years; and

- 1 in 25 (severe) loss: the worst level of losses out of a random sample of 25 years.

These scenarios are defined more generically through a level of probability of occurrence rather than through a specific set of economic variables like in stress tests.

These potentially larger but increasingly less likely levels of loss are illustrated in the risk appetite concepts chart below. Since the level of loss at any given probability is dependent on the portfolio of exposures in each business, the statistical measurement for each key risk category gives the Group clearer sight and better control of risk-taking throughout the enterprise. Specifically, this framework enables it to:
- improve management confidence and debate regarding the Group's risk profile;

- re-balance the risk profile of the MTP where breaches are indicated, thereby achieving a superior risk-return profile;

- identify unused risk capacity, and thus highlight the need to identify further profitable opportunities; and

- improve executive management control and co-ordination of risk-taking across businesses.

To view a diagram depicting Risk Appetite concepts, and any other diagrams or charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

In summary the stress levels represent the risk tolerance of Barclays in terms of its key objectives. These objectives act as constraints on risk performance and imply maximum levels of acceptable losses that are tracked quarterly and reported to the Board. Any breaches must be approved and remedial actions mandated.

Mandate and Scale
The second element to the setting of risk appetite in Barclays is an extensive system of Mandate and Scale limits, which is a risk management approach that seeks to formally review and control business activities to ensure that they are within Barclays mandate (i.e. aligned with expectations), and are of an appropriate scale (relative to the risk and reward of the underlying activities). Barclays achieves this by using limits and triggers to avoid concentrations which would be out of line with external expectations, and which may lead to unexpected losses of a scale that would be detrimental to the stability of the relevant business line or the Group. These limits are set by the independent risk function, formally monitored each month and subject to Board-level oversight.

For example, in our commercial property finance and construction portfolios, a comprehensive series of limits are in place to control exposure within each business and geographic sector. To ensure that limits are aligned to the underlying risk characteristics, the Mandate and Scale limits differentiate between types of exposure. There are, for example, individual limits for property investment and property development, and for senior and subordinated lending.

Barclays uses the Mandate and Scale framework to:
- limit concentration risk;

- keep business activities within Group and individual business mandate;

- ensure activities remain of an appropriate scale relative to the underlying risk and reward; and

- ensure risk-taking is supported by appropriate expertise and capabilities.

As well as Group-level Mandate & Scale limits, further limits are set by risk managers within each business unit, covering particular portfolios.

Interaction of risk appetite with business strategy
The strategy and business activities are reflected in key performance metrics, which are dependent in large part on risk performance. Risk appetite, as described above, helps to ensure that the strategy is adaptable to various degrees of finance stress.

Each year, our MTP process ensures that our appetite takes account of the strategy.

Stress testing
Group-wide stress tests are an integral part of the annual MTP process and annual review of risk appetite to ensure that the Group's financial position and risk profile provide sufficient resilience to withstand the impact of severe economic stress.

The Board Risk Committee agrees the range of scenarios to be tested and the independent Group Risk function leads the process. Macroeconomic stress test scenarios are designed to be both severe and plausible and are tested against the FSA's scenario framework to ensure that they are appropriately conservative.

To view a diagram summarizing the process for designing and agreeing scenarios to be run, and any other diagrams or charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

 The process includes Group Risk consultation with economists in the businesses. This ensures relevance of scenarios to our businesses and a consistent interpretation of the scenarios across the Group.

At the Group level, stress test scenarios capture a wide range of macroeconomic variables that are relevant to assess the impact of the stress scenario on our portfolios. This includes for example, GDP, unemployment, asset prices, foreign exchange rates and interest rates. Economic parameters are set using expert judgement and historical and quantitative analysis to ensure coherence and appropriate severity.

The stress testing process is detailed and comprehensive using bottom-up analysis performed by each of Barclays businesses. It includes all aspects of the Group's balance sheet across all risk types and is forward looking over a five year period. Our stress testing approach combines running statistical models with expert judgement to ensure the results accurately reflect the impact of the stress.

The businesses' stress test methodologies and results are subject to a detailed review and challenge both within the businesses (including review and sign-off by business Chief Risk Officers) and by Head Office Functions. The stress test results are presented for review by the Executive Committee and Board Risk Committee, and are also shared with the Board and the FSA. The results of our H2 2012 internal Group-wide stress test exercise show that the Group's profit before tax remains positive under the modelled severe global stress scenario, with the Group remaining well capitalised above the required regulatory minimum level.

A key objective of the Group-wide stress test process is to identify and document management actions that would be taken to mitigate the impact of stress. The bottom-up process ensures all levels of management are informed of the impact of the stress scenarios and are aware of appropriate management actions to be taken when a stress event occurs.

In addition, the framework also includes reverse stress testing techniques which aim to identify the circumstances under which our business model would become no longer viable, leading to a significant change in business strategy.  Examples include extreme macroeconomic downturn scenarios (such as a break-up of the Euro area) or specific idiosyncratic events.

Reverse stress testing is used to help support ongoing risk management and is fully integrated into our risk appetite framework. For example, our reverse stress testing methodology includes identifying tail risks associated with specific (low likelihood) circumstances, and identifying appropriate mitigating actions.

Barclays also uses stress testing techniques at portfolio and product level to support risk management. For example, portfolio management in the US cards business employs stressed assumptions of unemployment to determine profitability hurdles for new accounts. In the UK mortgage business, affordability thresholds incorporate stressed estimates of interest rates. In the Investment Bank, global scenario testing is used to gauge potential losses that could arise in conditions of extreme market stress. Stress testing is also conducted on positions in particular asset classes, including interest rates, commodities, equities, credit and foreign exchange.

Information on the Group's stress testing specifically relating to liquidity risk is set out on pages 122 - 124.  Further information on market risk stress testing is provided on pages 117 - 118.

Environmental risk
Barclays has a dedicated Environmental Risk Management team which is a part of the central Credit Risk Management function in Group Risk, recognising that environment is a mainstream credit risk issue. Environmental issues are required considerations in credit risk assessment, and environmental risk policies are explicitly referenced in the Credit Facility Sanctioning Standards.

Barclays approach to environmental credit risk management addresses risk under any of three categories:

Direct Risk: arises when the Bank takes commercial land as collateral. In many jurisdictions, enforcement of a commercial mortgage by the bank, leading to possession, potentially renders the Bank liable for the costs of remediating a site if deemed to be contaminated by the regulator, including for pre-existing conditions. In the UK, our policy requires commercial land, if being pledged as collateral, to be subject to a screening mechanism using the bespoke Barclays Siteguard tool. Assessment of the commercial history of a piece of land and its potential for environmental contamination helps ensure any potential environmental degradation is reflected in the value ascribed to that security. It also identifies potential liabilities which may be incurred by the Bank, if realisation of the security were to become a possibility.

Indirect Risk: can arise when environmental issues may impact the creditworthiness of the borrower. For instance, incremental costs may be incurred in upgrading a business' operations to meet emerging environmental regulations or tightening standards. In other circumstances, failure to meet those standards may lead to fines. Environmental impacts on businesses may also include shifts in the market demand for goods or services generated by our customers, or changing supply chain pressures. Environmental considerations affecting our clients can be varied. The bank has developed a series of environmental risk briefing notes, covering ten broad industry headings ranging from Agriculture and Fisheries to Oil and Gas, from Mining and Metals to Utilities and Waste Management. These briefing notes are available to colleagues in business development and credit risk functions across the organisation, outlining the nature of environmental and social risks of which to be aware, as well as the factors which mitigate those risks.

Reputation Risk: would arise, causing damage to the Bank's image, through association with clients, their transactions or projects if these are perceived by external stakeholders to be environmentally damaging. Where the Bank is financing infrastructure projects which have potentially adverse environmental impacts the Group's Environmental and Social Impact Assessment Policy will apply. This policy identifies the circumstances in which the Bank requires due diligence to include assessment of specialist environmental reports. These reports will include consideration of a wide range of the project's potential impacts including on air, water and land quality, on biodiversity issues, on locally affected communities, including any material upstream and downstream impacts, and working conditions together with employee and community health and safety. Adherence to the Group ESIA policy is the mechanism by which Barclays fulfils the requirements of the Equator Principles. These Principles are an internationally recognised framework for environmental due diligence in project finance. Barclays was one of the four banks which collaborated in developing the Principles, ahead of their launch in 2003 with 10 adopting banks. There are now over 70 banks worldwide which have adopted the Equator Principles. (See www.equator-principles.com)

Further details on the Barclays approach to environmental risk management can be found at Barclays.com, in our section on Citizenship; the way we do business, 'Environmental and Social Risk in Lending'.

Credit risk management overview

Credit risk is the risk of suffering financial loss should any of the Group's customers, clients or market counterparties fail to fulfil their contractual obligations to the Group. The granting of credit is one of the Group's major sources of income and, as the most significant risk, the Group dedicates considerable resources to its control.

Overview (audited)
The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with our clients. Other sources of credit risk arise from trading activities, including debt securities; settlement balances with market counterparties, available for sale assets and reverse repurchase loans.

Credit risk management objectives are to:

- maintain a framework of controls to ensure credit risk-taking is based on sound credit risk management principles;

- identify, assess and measure credit risk clearly and accurately across the Group and within each separate business, from the level of individual facilities up to the total portfolio;

- control and plan credit risk-taking in line with external stakeholder expectations and avoiding undesirable concentrations;

- monitor credit risk and adherence to agreed controls; and

- ensure that risk-reward objectives are met.

Organisation and structure (audited)
Barclays has structured the responsibilities of credit risk management so that decisions are taken as close as possible to the business, whilst ensuring robust review and challenge of performance, risk infrastructure and strategic plans. The credit risk management teams in each business are accountable to the business risk directors in those businesses who, in turn, report to the heads of their businesses and also to the Chief Risk Officer.

The responsibilities of the credit risk management teams in the businesses include: sanctioning new sources of risk; monitoring risk against limits and other parameters; ensuring all elements of post sanction fulfilment are completed in line with terms of the sanction; maintaining robust systems, data gathering, quality, storage and reporting methods for effective credit risk management; and performing effective turnaround and workout scenarios via dedicated restructuring and recoveries teams.

Credit risk approval is undertaken by experienced credit risk professionals operating within a clearly defined delegated authority framework, with only the most senior credit officers entrusted with the higher levels of delegated authority. The largest credit exposures are approved at the Credit Committee which is managed by Group Risk. In the wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product.

The role of the Group Risk function is to provide Group-wide direction, oversight and challenge of credit risk-taking. Group Risk sets the Credit Risk Control Framework, which provides a structure within which credit risk is managed together with supporting Group Credit Risk Policies. Group Risk also provides technical support, review and validation of credit risk measurement models across the Group.

Reporting
The Group dedicates considerable resources to gaining a clear and accurate understanding of credit risk across the business and ensuring that its balance sheet correctly reflects the value of the assets in accordance with applicable accounting principles. This process can be summarised in four broad stages:

- measuring exposures and concentrations;

- monitoring weaknesses in portfolios;

- raising allowances for impairment and other credit provisions; and

- returning assets to a performing status or writing off assets when the whole or part of a debt is considered irrecoverable.

Measuring exposures and concentrations
Loans and advances to customers provide the principal source of credit risk to the Group although Barclays can also be exposed to other forms of credit risk through, for example, loans to banks, loan commitments and debt securities. Barclays risk management policies and processes are designed to identify and analyse risk, to set appropriate risk appetite, limits and controls, and to monitor the risks and adherence to limits by means of reliable and timely data. One area of particular review is concentration risk. A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions. As a result, Barclays constantly reviews its concentration in a number of areas including, for example, geography, maturity and industry (see pages 105 - 108).

Diversification is achieved through setting maximum exposure guidelines to individual counterparties. Excesses are reported to the Financial Risk Committee and the BRC. Mandate and Scale limits are used to maintain concentrations at appropriate levels. Limits are typically based on the nature of the lending and the amount of the portfolio meeting certain standards of underwriting criteria.

Monitoring weaknesses in portfolios
Whilst the basic principles for monitoring weaknesses in wholesale and retail exposures are broadly similar, they reflect the differing nature of the assets. As a matter of policy all facilities granted to corporate or wholesale counterparties are subject to a review on, at least, an annual basis, even when they are performing satisfactorily.

To view a diagram depicting the monitoring of portfolios, and any other diagrams or charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

Wholesale portfolios

Wholesale accounts that are deemed to contain heightened levels of risk are recorded on graded early warning lists (EWL) or watchlists (WL) comprising three categories graded in line with the perceived severity of the risk attached to the lending, and its probability of default. Examples of heightened levels of risk may include:

           -        a material reduction in profits;

           -        a material reduction in the value of collateral held;

           -        a decline in net tangible assets in circumstances which are not satisfactorily explained; or

           -        periodic waiver requests or changes to the terms of the credit agreement over an extended period of time.

These lists are updated monthly and circulated to the relevant risk control points. Once an account has been placed on WL or EWL, the exposure is carefully monitored and, where appropriate, exposure reductions are effected. Should an account become impaired, it will normally, but not necessarily, have passed through each of the three categories, which reflect the need for increasing caution and control. Where an obligor's financial health gives grounds for concern, it is immediately placed into the appropriate category. While all obligors, regardless of financial health, are subject to a full review of all facilities on, at least, an annual basis, more frequent interim reviews may be undertaken should circumstances dictate. Specialist recovery functions deal with clients in higher levels of EWL/WL, default, collection or insolvency. Their mandate is to maximise shareholder value ideally via working intensively with the client to help them to either return to financial health or in the cases of insolvency obtain the orderly and timely recovery of impaired debts.

Within the wholesale portfolios the Basel definitions of default are used as default indicators in addition to the IAS 39 objective evidence of impairment. A default is triggered if individual identified impairment is recognised. The Basel definitions of default used are:

1. Bank puts the credit obligation on a non-accrued status.
2. Bank makes a charge-off or account specific identified impairment resulting from a significant perceived decline in credit quality.
3. Bank sells the credit obligation at a material credit-related economic loss.

4.     Bank consents to a distressed restructuring of the credit obligation where this is likely to result in a diminished financial obligation caused by the material forgiveness, or postponement, of principal, interest or fees.

5. Bank triggers a petition for obligor's bankruptcy or similar order.
6. Bank becomes aware of the obligor having sought or having been placed in bankruptcy or similar protection where this would avoid or delay repayment of the credit obligation to the banking group.
7. Bank becomes aware of an acceleration of an obligation by a firm.
8. Where the obligor is a bank - revocation of authorisation.
9. Where the obligor is a sovereign - trigger of default definition of an approved External Credit Assessment Institution (i.e., a rating agency).
10. Obligor past due more than 90 days on any material credit obligation to the banking group.

Retail portfolios

Within the retail portfolios, which tend to comprise homogeneous assets, statistical techniques more readily allow potential weaknesses to be monitored on a portfolio basis. The approach is consistent with the Group's policy of raising a collective impairment allowance as soon as objective evidence of impairment is identified. Retail accounts can be classified according to specified categories of arrears status (or cycle), which reflects the level of contractual payments which are overdue. An outstanding balance is deemed to be delinquent when it is one day or one penny down and goes into default when it moves into recovery (normally 180 days). Impairment is considered from entry into delinquency.

The probability of default increases with the number of contractual payments missed, thus raising the associated impairment requirement.

Once a loan has passed through a prescribed number of cycles (normally six) it will charge-off and enter recovery status. 'Charge-off' refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. In most cases, charge-off will result in the account moving to a legal recovery function or debt sale. This will typically occur after an account has been treated by a collections function. However, in certain cases, an account may be charged off directly from a performing status, such as in the case of insolvency or death.

The timings of the charge-off points are established based on the type of loan. For the majority of products, the standard period for charging off accounts is six cycles (180 days past due date of contractual obligation). Early charge-off points are prescribed for unsecured assets. For example, in case of customer bankruptcy or insolvency, associated accounts are charged off within 60 days of notification.

Allowances for impairment and other credit provisions

Barclays establishes, through charges against profit, impairment allowances and other credit provisions for the incurred loss inherent in the lending book. Under IFRS, impairment allowances are recognised where there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition, and where these events have had an impact on the estimated future cash flows of the financial asset or portfolio of financial assets. Impairment of loans and receivables is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. If the carrying amount is less than the discounted cash flows, then no further allowance is necessary.

Impairment allowances are measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available. In terms of individual assessment, the principal trigger point for impairment is the missing of a contractual payment which is evidence that an account is exhibiting serious financial problems, and where any further deterioration is likely to lead to failure. Details of other trigger points can be found on pages 151-152. Two key inputs to the cash flow calculation are the valuation of all security and collateral, as well as the timing of all asset realisations, after allowing for all attendant costs. This method applies mainly in the corporate portfolios.

For collective assessment, the principal trigger point for impairment is the missing of a contractual payment which is the policy consistently adopted across all credit cards, unsecured loans, mortgages and most other retail lending. Details of other trigger points can be found on pages 151-152. The calculation methodology relies on the historical experience of pools of similar assets; hence the impairment allowance is collective. The impairment calculation is typically based on a roll-rate approach, where the percentage of assets that move from the initial delinquency to default is derived from statistical probabilities based on historical experience. Recovery amounts and contractual interest rates are calculated using a weighted average for the relevant portfolio. This method applies mainly to the Group's retail portfolios and is consistent with Barclays policy of raising an allowance as soon as impairment is identified. Unidentified impairment is also referred to as collective impairment. This is to reflect the impairment that is collectively held against a pool of assets where a loss event has occurred, but has not yet been captured. Hence, it is referred to as collective impairment against the pool.

Impairment in the wholesale portfolios is generally calculated by valuing each impaired asset on a case by case basis, i.e. on an individual assessment basis. A relatively small amount of wholesale impairment relates to unidentified or collective impairment; in such cases impairment is calculated using modelled PD x LGD x EAD(Exposure at Default) adjusted for an emergence period.

For retail portfolios, the impairment allowance in the retail portfolios is mainly assessed on a collective basis and is based on the drawn balances adjusted to take into account the likelihood of the customer defaulting at a particular point in time (PDpit) and the amount estimated as not recoverable (LGD). The basic calculation is:

Impairment allowance = Total outstandings x Probability of Default (PDpit) x Loss Given Default (LGD)

The PDpit increases with the number of contractual payments missed thus raising the associated impairment requirement.

Unidentified impairment allowances are also raised to cover losses which are judged to be incurred but not yet specifically identified in customer exposures at the balance sheet date, and which, therefore, have not been specifically reported. The incurred but not yet reported calculation is based on the asset's probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period. This is calculated on the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The emergence periods vary across businesses and are based on actual experience and are reviewed on an annual basis. The current policy also incorporates a High Risk segment which supplements the unidentified impairment calculation. High Risk segments are those which can be demonstrated to experience higher levels of loss when compared to the performing segment. This segmentation allows for earlier identification of potential loss issues in a portfolio. Unidentified impairment is also referred to as collective impairment. This is to reflect the impairment that is collectively held against a pool of assets where a loss event has occurred, but has not yet been captured. Hence, it is referred to as collective impairment against the pool.

Emergence and Outcome Periods

To develop models to calculate the allowance for impairment we need to first estimate the time horizons of these models. These time horizons are called the emergence and outcome periods. Emergence period is the time it takes for an account that is impaired but not yet identified to move from the performing to the impaired segment. Outcome period is the time it takes for a retail account to move from the impaired segment to the default segment.

For wholesale portfolios in Corporate Banking and Investment Bank, the emergence period is portfolio specific and is based on the anticipated length of time from the occurrence of a loss event to identified impairment being incurred. The emergence period in Corporate Banking is derived from actual case file review. This has also been benchmarked against the time taken to move between risk grades in our internal watch lists, from EWL1 or 2 into EWL3 which is the level of risk that will attract a collective impairment allowance. Both methodologies produce similar results for the emergence period, which is currently 3 months. The average life of the Investment Bank portfolio is estimated to be 18 months, during which time Investment Bank is exposed to losses on the portfolio. However, it is expected that incurred losses would become apparent within 6 months, therefore the Investment Bank uses a 6-month emergence period.

Mortgages	6	12
Credit cards	1	6
Personal loans, overdrafts & other secured loans	3	6
Business banking arrears managed commercial mortgages	6	12
Business banking arrears managed non-'commercial mortgages'	3	6
Business banking EWL managed	3	12
Mortgages under forbearance	n/a	24
All unsecured products under forbearance	n/a	12
Business banking EWL managed under forbearance	n/a	24

For retail portfolios, minimum emergence periods and outcome periods are defined at a product level. Emergence and outcome periods at 31 December 2012 for the main retail products were as shown in the table on the previous page.

Outcome periods are tested periodically (at least annually) against the actual time elapsing from the initial indication of potential default to the loss event. When necessary, the outcome period is adjusted to reflect our most up-to-date experience of customer behaviour.

This methodology ensures that the Group captures the loss incurred at the correct balance sheet date. These impairment allowances are reviewed and adjusted at least quarterly by an appropriate charge or release of the stock of impairment allowances based on statistical analysis and management judgement. Where appropriate, the accuracy of this analysis is periodically assessed against actual losses (see modelling of risk on page 87- 93 in 2012 Pillar 3 Report).

As one of the controls to ensure that adequate impairment allowances are held, movements in impairment to individual names with a total impairment allowance of £25m or more are presented to the Credit Committee for agreement.

Returning assets to a performing status

In wholesale portfolios, an account may only be returned to a performing status when it ceases to have any actual or perceived financial stress and no longer meets any of the EWL/WL criteria, or once facilities have been fully repaid or cancelled. Unless a facility is fully repaid or cancelled, the decision in Corporate Banking to return an account to performing status may only be taken by the Business Credit Risk, while within the Investment Bank, the decision can only be taken by the Investment Bank WatchList Committee.

A retail asset, pre point of charge-off may only be returned to a performing status in the following circumstances:

1. All arrears (both capital and interest) have been cleared and payments have returned to original contractual payments;

2. For revolving products, a re-age event has occurred, when the customer is returned to an up to date status without having cleared the requisite level of arrears;

3.        For amortising products (excluding residential mortgages), a small arrears capitalisation event has occurred, where the customer is returned to an up to date status without having cleared the requisite level of arrears;

4. For amortising products, which are performing on a programme of Forbearance and meet the following criteria may be returned to the performing book classified as High Riska:

(a) No interest rate concessions must have been granted.

(b) Restructure must remain within original product parameters (original term + extension).

(c) 12 consecutive payments at the revised contractual payment amount must have been received post the Restructure event.

For residential mortgages, accounts may also be considered for Rehabilitation post charge-off, where customer circumstances have changed. The customer must clear all unpaid capital and interest and confirm their ability to meet full payments going forward.

 Writing off of assets

'Write-off' refers to the point where it is determined that the asset is irrecoverable, or it is no longer considered economically viable to try and recover the asset or it is deemed immaterial or full and final settlement is reached and a shortfall remains. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

The timing and extent of write-offs may involve some element of subjective judgement. Nevertheless, a write-off will often be prompted by a specific event, such as the inception of insolvency proceedings or other formal recovery action, which makes it possible to establish that some or the entire advance is beyond realistic prospect of recovery. In any event, the position of impaired loans is reviewed at least quarterly to ensure that irrecoverable advances are being written off in a prompt and orderly manner and in compliance with any local regulations.

For Retail portfolios the timings of the write-off points are established based on the type of loan. For unsecured assets, write-off must occur within 12 months after charge-off if no payment has been received for 12 months. For secured loans, the shortfall after the receipt of the proceeds from the disposal of the collateral is written off within 3 months of that date if no repayment schedule has been agreed with the borrower. Such assets are only written off once all the necessary procedures have been completed and the amount of the loss has been determined.

Subsequent recoveries of amounts previously written off are written back and hence decrease the amount of the reported loan impairment charge in the income statement. In 2012, total write-offs of impaired financial assets decreased 20% to £4,119m (2011: £5,165m).

To view a chart showing total write offs of impaired financial assets, and any other charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

Identifying Potential Credit Risk Loans
In line with disclosure requirements from the SEC in the US, the Group reports potentially and actually impaired loans as Potential Credit Risk Loans (PCRLs). PCRLs comprise two categories of loans: Potential Problem Loans (PPLs) and Credit Risk Loans (CRLs).

PPLs are loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrower to continue to comply with such terms in the near future. If the credit quality of a loan on an EWL or WL deteriorates to the highest category (wholesale) or deteriorates to delinquency cycle 2 (retail), consideration is given to including it within the PPL category.

Should further evidence of deterioration be observed, a loan may move to the CRL category. Events that would trigger the transfer of a loan from the PPL to the CRL category include a missed payment or a breach of covenant. CRLs comprise three classes of loans:

-        Impaired loans: comprise loans where an individual identified impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. This category includes all retail loans that have been charged off to legal recovery. The impaired loan category may include loans, which, while impaired, are still performing;

-        Accruing past due 90 days or more: comprises loans that are 90 days or more past due with respect to principal or interest. An impairment allowance will be raised against these loans if the expected cash flows discounted at the effective interest rate are less than the carrying value; and

-        Impaired and restructured loans: comprises loans not included above where, for economic or legal reasons related to the debtor's financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the effective interest rate being less than the loan's carrying value, an impairment allowance will be raised.

a.         The identification and subsequent treatment of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. High Risk must also include customers who have suffered recent financial dislocation, i.e. prior forbearance or re age.

Loan loss rate and coverage ratios

The loan loss rate (LLR) provides Barclays with one way of monitoring the trends in the quality of the loan portfolio at the Group, business and product levels. At Barclays, the LLR represents the annualised impairment charges on loans and advances to customers and banks and other credit provisions as a percentage of the total, period-end loans and advances to customers and banks, gross of impairment allowances.

To view a chart showing loan loss rate - longer term trends, and any other charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

The impairment allowance is the aggregate of the identified and unidentified impairment balances. Impairment allowance coverage, or the coverage ratio, is reported at two levels:

- Credit risk loans coverage ratio (impairment allowances as a percentage of CRL balances); and

- Potential credit risk loans coverage ratio (impairment allowances as a percentage of total CRL and PPL balances).

Appropriate coverage ratios will vary according to the type of product but can be broadly bracketed under three categories: secured retail home loans; credit cards, unsecured and other personal lending products; and corporate facilities. Analysis and experience has indicated that, in general, the severity rates for these types of products are typically within the following ranges:

- Secured retail Home loans: 5%-20%;

- Credit cards, unsecured and other personal lending products: 65%-75%; and

- Corporate facilities: 30%-50%.

CRL coverage ratios would therefore be expected to be at or around these levels over a defined period of time. In principle, a number of factors may affect the Group's coverage ratios, including:

-      The mix of products within total CRL balances: Coverage ratios will tend to be lower when there is a high proportion of secured retail and corporate balances within total CRLs. This is due to the fact that the recovery outlook on these types of exposures is typically higher than retail unsecured products, with the result that they will have lower impairment requirements;

-      The stage in the economic cycle: Coverage ratios will tend to be lower in the earlier stages of deterioration in credit conditions. At this stage, retail delinquent balances will be predominantly in the early delinquency cycles and corporate names will have only recently moved to CRL categories. As such balances attract a lower impairment requirement, the CRL coverage ratio will be lower;

To view a chart showing CRL coverage, and any other charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

- The balance of PPLs to CRLs: The impairment requirements for PPLs are lower than for CRLs, so the greater the proportion of PPLs, the lower the PCRL coverage ratio; and

-      Write-off policies: The speed with which defaulted assets are written off will affect coverage ratios. The more quickly assets are written off, the lower the ratios will be, since stock with 100% coverage will tend to roll out of
        PCRL categories more quickly.

Forbearance

The Group offers forbearance programmes to assist customers and clients in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party.

In the retail portfolios, as part of the Group Risk Forbearance Policy, solutions may take a number of forms depending on the extent of the financial dislocation. Short term solutions normally focus on temporary reductions to contractual payments and switches from capital and interest payments to interest only. For customers with longer term financial difficulties, term extensions may be offered, which may include interest rate concessions and a switch to fully amortising balances for card portfolios.

In the wholesale portfolios, Barclays will on occasion participate in debt-for-asset swaps, debt standstills or debt restructuring agreements as part of the business support process. Debt restructuring agreements may include actions to improve security; such as changing an overdraft to a factoring or invoice discounting facility or moving debt to asset owning companies. Consideration is also given to the waiving or relaxing of covenants where this is the optimum strategy for the survival of the client's business.

Impairment of loans under forbearance

Loans under forbearance programmes are subject to Group Impairment Policy. In both retail and wholesale portfolios, identified impairment is raised for such accounts, recognising the agreement between the Bank and customer to pay less than the original contractual payment and is measured using a future discounted cash flow approach comparing the debt outstanding to the expected repayment on the debt. This results in higher impairment being held for loans under forbearance than for fully performing assets, reflecting the additional credit risk attached to loans subject to forbearance.

Sustainability of loans under forbearance

The Group closely monitors the sustainability of loans for which forbearance has been granted.

In the wholesale portfolios, customers that have been granted forbearance are placed on WL/EWL and therefore subject to increased levels of credit risk oversight. Obligors then remain on WL/EWL for a minimum of 12 months from the date forbearance is applied until satisfactory performance is evidenced. Obligors may only be removed from WL/EWL status in less than 12 months in exceptional circumstances, e.g. full repayment of facilities or significant restructuring that materially improves credit quality.

In retail portfolios, the type of forbearance programme offered should be appropriate to the nature and the expected duration of the customer's financial distress. It is imperative that the solution agreed is both appropriate to that customer and sustainable, with a clear demonstration from the customer of both willingness and ability to repay. Before any programme of forbearance is granted, an affordability assessment is undertaken to ensure suitability of the offer.

For further detail on the Group's impairment policy and the way loans are separated into pools reflecting similar risk characteristics, see pages 143-144.

For disclosure on the Group's accounting policy with respect to impairment, see pages 26 - 27 and page 143.

Retail forbearance

Retail forbearance is available to customers experiencing financial difficulties. Forbearance solutions take a number of forms depending on individual customer circumstances. Short term solutions focus on temporary reductions to contractual payments and may change from capital and interest payments to interest only. For customers with longer term financial difficulties, term extensions may be offered, which may include interest rate concessions.

When an account is placed into a programme of forbearance, the asset will be classified as such for the remainder of its term, unless after 12 months it qualifies for reclassification, upon which it will be returned to the up to date book and classified as high risk for a further 12 month period. When Barclays agrees to a forbearance programme with a customer, the impairment allowance recognises the impact on cash-flows of the agreement to receive less than the original contractual payments. The Group Retail Impairment Policy prescribes the methodology for impairment of forbearance assets, which is measured by comparing the debt outstanding to the revised expected repayment. This results in higher impairment than for fully performing assets, reflecting the additional credit risk attached to loans subject to forbearance.

During 2012, Barclays continued to assist customers in financial difficulty through the use of forbearance programmes. However, the extent of forbearance offered by the Group to customers and clients remains small in comparison to the overall size of the loan book.

The level of forbearance extended to customers in other retail portfolios is not material and, typically, does not currently play a significant part in the way customer relationships are managed. However, additional portfolios will be added to this disclosure should the forbearance in respect of such portfolios become material.

Barclays would not consider a retail loan to be renegotiated where the amendment is at the request of the customer, there is no evidence of actual or imminent financial difficulty and the amendment meets with all Barclays underwriting criteria. In this case it would be treated as a new loan. In the normal course of business, customers who are not in financial difficulties frequently apply for new loan terms, for example to take advantage of a lower interest rate or to secure a further advance on a mortgage product. Where these applications meet our underwriting criteria and the loan is made at market interest rates, the loan is not classified as being in forbearance. Only in circumstances where a customer has requested a term extension, interest rate reduction or further advance and there is evidence of financial difficulty is the loan classified as forbearance and included in our disclosures on forbearance.

Wholesale forbearance

Wholesale client relationships are individually managed with lending decisions made with reference to specific circumstances and on bespoke terms.

Forbearance occurs when Barclays, for reasons relating to the actual or perceived financial difficulty of an obligor, grants a concession below current Barclays standard rates (i.e. lending criteria below our current lending terms), that would not otherwise be considered. This includes all troubled debt restructures granted below our standard rates.

Forbearance would typically be evident where the concession(s) agreed impact the ability to repay debt or avoid recognising a default with a lack of appropriate commercial balance and risk mitigation/structural enhancement of benefit to Barclays in return for concession(s).

The following list is not exhaustive but provides some examples of instances that would typically be considered to be evidence of forbearance:

- a reduction of current contractual interest rate for the sole purpose of maintaining performing debt status with no other improvement to terms of benefit to the Bank;

- non-enforcement of a material covenant breach impacting the borrower's ability to repay;

-      converting a fully or partially amortising facility to bullet repayment at maturity with no other improvement to terms of benefit to the Bank for the sole purpose of avoiding a payment default due to the customer's inability to meet amortisation;

- extension in maturity date for a Project Finance facility that gives an effective contractual term longer than the underlying project contract being financed; and

-      any release of a material security interest without receiving appropriate value by way of repayment/ alternate security offered or other improvement in terms available to the Bank commensurate with the value of the security released.

Where a concession is granted that is not a result of financial difficulty and/ or is within our current market terms, the concession would not amount to forbearance. For example, a commercially balanced restructure within our current terms which involves Barclays granting concessions and receiving risk mitigation/ structural enhancement of benefit to Barclays would not be indicative of forbearance.

The following list (not exhaustive) gives some examples of instances that would not typically be considered to be evidence of forbearance:

- temporary/permanent waivers/resets of covenants agreed in line with our current terms;

- amending contractual maturity to meet current lending terms that results in a previously amortising facility having a bullet repayment as a consequence of shorter maturity date;

- equity/warrants taken to increase return to the Bank without compromising contractual interest;

- extension of maturity date where the extension is within the normally granted terms for the type of facility in question; and

- release of a material security interest where commensurate value is received by way of repayment/other security offered.

Cases where a technical default may have occurred, the Bank has decided to reserve its position but does not consider the default to be sufficient to impact the borrower's ability to pay, would not typically be considered forbearance (as the borrower would continue to meet its payment obligations under existing terms).

The Group Watch List/Early Warning List and Forbearance Policy requires that a permanent record is retained of all individual cases of forbearance, and upon granting forbearance the obligor is placed on WL/EWL. The obligor then remains on WL/EWL and is flagged as being in forbearance for a minimum of 12 months from the date forbearance is applied. Obligors may be removed from WL/EWL status in less than 12 months in exceptional circumstances, e.g. full repayment of facilities or significant restructuring. Obligors placed on WL/EWL status are subject to increased levels of credit risk oversight

Obligors who have been granted forbearance are classified as a Basel 'unlikeliness' to pay default for capital purposes with PD of 1 throughout the period that they remain classified as being in forbearance. This is on the basis that without intervention by Barclays the obligor is unlikely to meet its obligations in full which would lead to default.

Impairment is assessed on an individual basis and recognised where relevant impairment triggers have been reached including where customers are in arrears and require renegotiation of terms.

Forbearance is considered to be an indicator that impairment may be present and an impairment test is performed for all cases placed in forbearance.

A control framework exists along with regular sampling to ensure watch list and impairment policies are enforced as defined and to ensure that all assets have suitable levels of impairment applied. Portfolios are subject to independent assessment.

Aggregate data for wholesale forbearance cases is reviewed by the Wholesale Credit Risk Management Committee.

Credit risk mitigation

Barclays employs a range of techniques and strategies to actively mitigate credit risks to which it is exposed. These can broadly be divided into three types:

- netting and set-off;

- collateral; and

- risk transfer.

Barclays has detailed policies in place to ensure that credit risk mitigation is appropriately recognised and recorded. The recognition of credit risk mitigation is subject to a number of considerations, including ensuring legal certainty of enforceability and effectiveness, ensuring the valuation and liquidity of the collateral is adequately monitored, and ensuring the value of the collateral is not materially correlated with the credit quality of the obligor.

All three types of credit risk mitigation may be used by different areas of the Group for exposures with a full range of counterparties. For instance, Investment Bank, Corporate Banking and other business areas may all take property, cash or other physical assets as collateral for exposures to retailers, property companies or other client types.

Netting and set-off

In many jurisdictions in which Barclays operates, credit risk exposures can be reduced by applying netting and set-off. In exposure terms, this credit risk mitigation technique is used mainly in derivative and repo transactions with financial institutions.

For derivative transactions, Barclays will often seek to enter into standard master agreements with counterparties (e.g. ISDA). These master agreements allow for netting of credit risk exposure to a counterparty resulting from a derivative transaction against Barclays obligations to the counterparty in the event of default, to produce a lower net credit exposure. These agreements may also reduce settlement exposure (e.g. for foreign exchange transactions) by allowing for payments on the same day in the same currency to be set off against one another.

In the majority of its portfolios Barclays uses the Internal Model Method (IMM) to calculate counterparty credit risk exposures.

Collateral

The Group has the ability to call on collateral in the event of default of the borrower or other counterparty, comprising:

• Home loans: a fixed charge over residential property in the form of houses, flats and other dwellings;

• Wholesale lending: a fixed charge over commercial property and other physical assets, in various forms;

•      Credit cards, unsecured and other retail lending: includes charges over motor vehicle and other physical assets; second lien charge over residential property, which is subordinate to first charge held either by the Group or by another party; and finance lease receivables, for which typically the Group retains legal title to the leased asset and has the right to repossess the asset on the default of the borrower;

•      Derivatives: Barclays also often seeks to enter into CSAs with counterparties with which Barclays has master agreements in place. These annexes to master agreements provide a mechanism for further reducing credit risk, whereby collateral (margin) is posted on a regular basis (typically daily or weekly) to collateralise the mark to market exposure of a derivative portfolio;

• Reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to Barclays subject to an agreement to return them for a fixed price; and

• Financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

In exposure terms, the main portfolios that Barclays takes collateral for are home loans and reverse repurchase agreements with financial institutions.

The Group may also obtain collateral in the form of floating charges over receivables and inventory of corporate and other business customers. The value of this collateral varies from period to period depending on the level of receivables and inventory. It is impracticable to provide an estimate of the amount (fair value or nominal value) of this collateral. The Group may in some cases obtain collateral and other credit enhancements at a counterparty level, which are not specific to a particular class of financial instrument. The fair value of the credit enhancement gained has been apportioned across the relevant asset classes.

Assets other than cash are subject to regular revaluation to ensure they continue to achieve appropriate mitigation of risk. Customer agreements often include requirements for provision of additional collateral should valuations decline or credit exposure increase (for example due to market moves impacting a derivative exposure).

The carrying value of non-cash collateral reflects the fair value of the physical assets limited to the carrying value of the asset where the exposure is over-collateralised. In certain cases where active markets or recent valuations of the assets are not available, estimates are used. For assets collateralised by residential or commercial property (and certain other physical assets), where it is not practicable to assess current market valuations of each underlying property, values reflect historical fair values updated for movements in appropriate external indices.

For assets collateralised by traded financial instruments, values reflect mark to market or mark to model values of those assets, applying a haircut where appropriate.

The net realisable value from a distressed sale of collateral obtained by the Group upon default or insolvency of a counterparty will in some cases be lower than the carrying value recognised above. Assets obtained are normally sold, generally at auction, or realised in an orderly manner for the maximum benefit of the Group, the borrower and the borrower's other creditors in accordance with the relevant insolvency regulations. For business customers, in some circumstances, where excess funds are available after repayment in full of the outstanding loan, they are offered to any other, lower ranked, secured lenders. Any additional funds are returned to the customer. Barclays does not, as a rule, occupy repossessed properties for its business use or use assets obtained in its operations.

When property is taken as collateral it is monitored to ensure that the current value is not less than its value at origination. Monitoring is undertaken at least once every three years for residential property, and annually for commercial property. More frequent monitoring is carried out where the property sector is subject to significant deterioration.

Deterioration is monitored principally by geography. Specific exercises to monitor property values may be undertaken where the property sector in a given geography has been subject to significant deterioration and where Barclays has a material concentration of property collateral.

Monitoring may be undertaken either at the level of an individual property or at a portfolio level. Monitoring on a portfolio level refers to a more frequent process of indexing collateral values on each individual loan, using a regional or national index, and updating LGD values. Where an appropriate local index is not available, property values are monitored on an individual basis as part of the annual review process for the loan.

For larger loans, property valuation is reviewed by an independent valuer at least every three years, and an independent valuer also reviews the property valuation where information indicates that the value of the property may have declined materially relative to general market prices. In addition, trigger points are defined under which property values must be reviewed.

Liens over fluctuating assets such as inventory and trade receivables, known as floating charges, over the assets of a borrower are monitored annually. The valuation of this type of collateral takes into account the ability to establish objectively a price or market value, the frequency with which the value can be obtained (including a professional appraisal or valuation), and the volatility or a proxy for the volatility of the value of the collateral.

Additional revaluations are usually performed when a loan is moved to EWL or WL. More detail of when a corporate account may be moved to an EWL or WL may be found on page 143. Exceptions to this may be considered where it is clear a revaluation is not necessary, for instance where there is a very high margin of security or a recent valuation has been undertaken. Conversely, a material reduction in the value of collateral held represents an increase in credit risk and will often cause a loan to be placed on the EWL or WL.

Any one of these events may also trigger a test for impairment, depending on individual circumstances of the loan. When calculating impairment, the difference between an asset's carrying amount and the present value of all estimated cash flows discounted at the original effective interest rate will be recognised as impairment. Such cash flows include the estimated fair value of the collateral which reflects the results of the monitoring and review of collateral values as detailed above and valuations undertaken as part of our impairment process.

Whether property values are updated as part of the annual review process, or by indexation of collateral values, the updated collateral values feed into the calculation of risk parameters (for example Loss Given Default) which, in turn, feed into identified and unidentified impairment calculations at each balance sheet date.

Trends in loan loss rates incorporate the impact of any decrease in the fair value of collateral held.

Where Barclays calculates regulatory capital under advanced IRB regulations the benefit of collateral is generally taken by adjusting LGDs. For standardised portfolios the benefit of collateral is taken using the financial collateral comprehensive method: supervisory volatility adjustments approach.

Risk transfer

A range of instruments including guarantees, credit insurance, credit derivatives and securitisation can be used to transfer credit risk from one counterparty to another. This mitigates credit risk in two main ways:

• firstly, if the risk is transferred to a counterparty which is more credit worthy than the original counterparty, then overall credit risk will have been reduced; and

•      secondly, where recourse to the first counterparty remains, both counterparties must default before a loss materialises. This will be less likely than the default of either counterparty individually so credit risk is reduced.

Risk transfer can also be used to reduce risk concentrations within portfolios lowering the impact of stress events.

Risk transfer transactions are undertaken with consideration to whether the collateral provider is correlated with the exposure, the credit worthiness of the collateral provider and legal certainty of enforceability and effectiveness. Where credit risk mitigation is deemed to transfer credit risk this exposure is appropriately recorded against the credit risk mitigation provider.
The balances shown represent the notional value of the guarantees held by the Group issued by corporate and financial institutional counterparties. In addition, the Group obtains guarantees from customers in respect of personal loans and smaller business loans.

In exposure terms, risk transfer is used most extensively as a credit risk mitigation technique for wholesale loans and derivative financial instruments.

For instruments that are deemed to transfer credit risk, in advanced IRB portfolios the protection is recognised by using the PD and LGD of the protection provider.

Off-balance sheet risk mitigation

The Group applies fundamentally the same risk management policies for off-balance sheet risks as it does for its on-balance sheet risks. In the case of commitments to lend, customers and counterparties will be subject to the same credit management policies as for loans and advances. Collateral may be sought depending on the strength of the counterparty and the nature of the transaction.

Asset credit quality

Loans and advances

All loans and advances are categorised as either neither past due nor impaired; past due but not impaired; or impaired, which includes restructured loans. For the purposes of the disclosures on pages 109 - 111 and 113:

• a loan is considered past due when the borrower has failed to make a payment when due under the terms of the loan contract;

• the impairment allowance includes allowances against financial assets that have been individually impaired and those subject to collective impairment;

• loans neither past due nor impaired consist predominantly of wholesale and retail loans that are performing. These loans, although unimpaired, may carry an unidentified impairment provision;

•      loans that are past due but not impaired consist predominantly of wholesale loans that are past due but individually assessed as not being impaired. These loans, although individually assessed as unimpaired, may carry an unidentified impairment provision;

• impaired loans that are individually assessed consist predominantly of wholesale loans that are past due and for which an individual allowance has been raised; and

•      impaired loans that are collectively assessed consist predominantly of retail loans that are one day or more past due for which a collective allowance is raised. Wholesale loans that are past due, individually assessed as unimpaired, but which carry an unidentified impairment provision, are excluded from this category. Refer to pages 26 - 27 for further detail on Group Risk Impairment Policy.

Home loans and credit card receivables that are subject to forbearance in the retail portfolios are included in the collectively assessed impaired loans column in the tables on pages 113 - 114. Included within wholesale loans that are neither past due nor impaired are a portion of loans that have been subject to forbearance or similar strategies as part of the Group's ongoing relationship with clients. The loans will have an internal rating reflective of the level of risk to which the Group is exposed, bearing in mind the circumstances of the forbearance and the overall performance and prospects of the client. Loans on forbearance programmes will typically, but not always, attract a higher risk rating than similar loans which are not. A portion of wholesale loans under forbearance is included in the past due but not impaired column, although not all loans subject to forbearance are necessarily impaired or past due. Where wholesale loans under forbearance have been impaired, these form part of individually assessed impaired loans.

The Group uses the following internal measures to determine credit quality for loans that are performing:

	Retail lending	Wholesale lending
Credit quality description	Probability of default	Probability of default	Default grade
Strong	0.0-0.60%	0.0-0.05%	1-3
		0.05-0.15%	4-5
		0.15-0.30%	6-8
		0.30-0.60%	9-11
Satisfactory	0.60-10.00%	0.60-2.15%	12-14
		2.15-11.35%	15-19
Higher risk	10.00%+	11.35%+	20-21

For loans that are performing, these descriptions can be summarised as follows:

Strong - there is a very high likelihood of the asset being recovered in full.

Satisfactory - whilst there is a high likelihood that the asset will be recovered and therefore, of no cause for concern to the Group, the asset may not be collateralised, or may relate to retail facilities, such as credit card balances and unsecured loans, which have been classified as satisfactory, regardless of the fact that the output of internal grading models may have indicated a higher classification. At the lower end of this grade there are customers that are being more carefully monitored, for example, corporate customers which are indicating some evidence of some deterioration, mortgages with a high loan to value ratio, and unsecured retail loans operating outside normal product guidelines.

Higher risk - there is concern over the obligor's ability to make payments when due. However, these have not yet converted to actual delinquency. There may also be doubts over value of collateral or security provided. However, the borrower or counterparty is continuing to make payments when due and is expected to settle all outstanding amounts of principal and interest.

Loans that are past due are monitored closely, with impairment allowances raised as appropriate and in line with the Group's impairment policies. These loans are all considered Higher Risk for the purpose of this analysis of credit quality.

Debt securities

For assets held at fair value, the carrying value on the balance sheet will include, among other things, the credit risk of the issuer. Most listed and some unlisted securities are rated by external rating agencies. The Group mainly uses external credit ratings provided by Standard & Poor's or Moody's. Where such ratings are not available or are not current, the Group will use its own internal ratings for the securities.

Market Risk Management Overview (audited)

Market risk is the risk of the Group's earnings or capital being reduced due to:

-    The Group being impacted by changes in the level or volatility of positions in its trading books. This includes changes in the interest rates, credit spreads, commodity prices, equity prices and foreign exchange levels ('traded market risk').

- The Group being unable to hedge its banking book balance sheet at prevailing market levels ('non-traded market risk').

-    The Group's defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices ('pension risk').

Group-wide view of market risk
Barclays defines three sources of market risk: traded market risk, non-traded risk and pension risk. Traded risk in the businesses resides primarily in Investment Bank including investment banking services at Absa Capital, while non-traded market risk resides mainly in Retail and Business Banking, Corporate Banking, Wealth and Investment Management and Treasury. Pensions risk is monitored centrally with the cost borne across businesses.

Barclays market risk objectives are to:

- understand and control market risk by robust measurement, limit setting, reporting and oversight;

- facilitate business growth within a controlled and transparent risk management framework;

- ensure that traded market risk in the businesses resides primarily in Investment Bank including Absa Capital; and

- minimise non-traded market risk.

Barclays banking book operations generate non-traded market risk, primarily through interest rate risk arising from the sensitivity of net interest margin to changes in interest rates. Banking businesses, such as RBB or Corporate Banking, engage in internal derivative trades with Treasury to remove this interest rate risk. The businesses remain susceptible to market risk from three key sources:

-    Prepayment risk: balance run-off may be faster or slower than expected due to economic conditions or customer's response to interest rates. This can lead to a mismatch between the anticipated balance of products provided to customers and the hedges executed with Treasury;

- Recruitment risk: the volume of new business may be lower or higher than expected requiring the business to unwind or execute hedging transactions with Treasury at different rates than expected; and

-    Residual risk and margin compression: the business may retain a small element of interest rate risk to facilitate the day-to-day management of customer business. Additionally, in the current low rate environment, Barclays managed rate deposits are exposed to margin compression. This is because for any further fall in base rate Barclays must absorb an increasing amount of the rate move in its margin.

Treasury acts as a central internal clearing house for non-behavioural interest rate risk, netting off positions between businesses where possible. Treasury is subject to market risk limits which ensure the majority of the interest rate risk in Treasury is passed to the Investment Bank. Treasury is permitted to retain limited interest rate risks to facilitate the day-to-day management of hedges with the banking businesses.

Investment Bank manages the interest rate risk it receives from Treasury as part of its day-to-day rates trading operations consistent with its client-facing activities. The positions will contribute both to market risk limits and regulatory capital requirements to the extent they are retained by the Investment Bank. Investment Bank manages the risk arising from these internal trades within the VaR, stress and position limits set by Risk in the same manner as external, client-facing transactions are managed.

The Management Daily Value at Risk (see traded market risk) metrics disclosed in this annual report relate to the trading books in Investment Bank and Absa, and some banking books in Investment Bank. Interest rate risk in the banking book is typically measured through net interest margin measures such as annual earnings at risk.

Organisation and structure
The Board Risk Committee reviews and approves market risk appetite for the group. The Group Market Risk Director is responsible for the Barclays Market Risk Control Framework and, under delegated authority from the Chief Risk Officer, sets a limit framework within the context of the approved market risk appetite. Market risk reports summarise Barclays market risk exposures against agreed limits and are distributed to the principal risk owners.

To view a chart showing an overview of the business market risk control structure, and any other charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

The Market Risk Committee approves and makes recommendations concerning the market risk profile across Barclays Group. This includes approving the Barclays Market Risk Control Framework and Group Market Risk Policies; reviewing issues, limits and utilisation; and proposing risk appetite levels to the Board. The Committee is chaired by the Group Market Risk Director and attendees include the Chief Risk Officer, respective business aligned risk managers and senior managers from Group Market Risk as well as Internal Audit.

The head of each business is accountable for all market risks associated with its activities. The head of the market risk team covering each business is responsible for implementing the risk control framework for market risk. The control frameworks for traded, non-traded and pensions risk are all governed by the Market Risk Control Framework, which sets out how market risk should be identified, measured, controlled, reported and reviewed. The Framework also outlines and references Group Market Risk policies.

Market risk oversight and challenge is provided by business committees, Group committees including the Market Risk Committee and Group Market Risk. The chart above gives an overview of the business control structure.

Traded market risk

Traded market risk arises primarily as a result of client facilitation in wholesale markets. This involves market making, risk management solutions and execution of syndications. Mismatches between client transactions and hedges result in market risk due to changes in asset prices. At Investment Bank and Absa, trading risk is measured for the trading book, as defined for regulatory purposes, and certain banking books.

Trading book positions in the Investment Bank and Absa generate market risk capital requirements, in line with the regulatory requirements set out in the Capital Requirements Directive ('CRD III') and the FSA's Prudential Sourcebook for Banks, Building Societies and Investment Firms ('BIPRU'). Positions which cannot be included in the trading book are included within the banking book and generate risk capital requirements in line with this treatment.

Barclays maintains a Trading Book Policy Statement ('TBPS') which defines the minimum requirements a business must meet to run trading positions and the process by which positions are allocated to trading or banking books. Trading intent is a key element in deciding whether a position should be treated as a trading or banking book exposure.

Currently all trading books must be managed by either Investment Bank or separately by Absa Capital. Businesses with trading books are required to document their implementation of trading book standards which define how the Barclays-wide TBPS requirements will be implemented. The requirements also consider some of the points raised by the Fundamental Review of the Trading Book consultation paper. In particular, businesses are expected to evidence trading intent, e.g. by setting and enforcing risk and position limits and defining the consequences of breaching these limits.

Positions in the trading book are subject to market risk capital. Market risk capital is computed using internal models (VaR, SVaR, IRC, APR) where the position is amenable to market risk modelling and is model approved by the FSA for capital. Otherwise the market risk capital requirement is calculated using standard rules as defined by the FSA in BIPRU. If any of the criteria specified in the TBPS are not met for a position, then that position must be allocated to the banking book.

Risk measurement
Barclays uses a range of complementary technical approaches to measure and control traded market risk including: Daily Value at Risk (DVaR), Expected Shortfall,  primary and secondary stress testing and combined scenario stress testing. The risk management process also involves a trade approval process and additional control mechanisms where necessary such as position limits.

To view a chart showing an overview of risk measurement, and any other charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

Daily Value at Risk (DVaR) is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day. For internal market risk management purposes, the Investment Bank uses a historical simulation methodology with a two-year equally weighted historical period, at the 95% confidence level for all trading portfolios and certain banking books.

The table below demonstrates the risk types generated by different Investment Bank businesses. The table shows the level of DVaR type contribution to the total undiversified Management DVaR for each of the separate business units.

Concentration of market risk by business unit and risk type

To view a chart showing concentration of market risk by business unit and risk type, and any other charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

As defined by the FSA, a green model is consistent with a good working DVaR model and is achieved for models that have four or fewer back-testing exceptions in a 12-month period. Back-testing counts the number of days when a loss (as defined by the FSA) exceeds the corresponding DVaR estimate, measured at the 99% confidence level. For the Investment Bank's DVaR model, green model status was maintained for 2012.

The DVaR model is regularly assessed and reviewed internally by Group Executive Models Committee and within the Investment Bank.

When reviewing DVaR estimates the following considerations should be taken into account:

- Historical simulation uses the most recent two years of past data to generate possible future market moves, but the past may not be a good indicator of the future;

- The one day time horizon does not fully capture the market risk of positions that cannot be closed out or hedged within one day;

- DVaR is based on positions as at close of business and consequently intra-day risk, the risk from a position bought and sold on the same day, is not captured; and

- DVaR does not indicate the potential loss beyond the DVaR confidence level.

These drawbacks are common to Value at Risk models. In order to partly mitigate these issues, Barclays also calculates Expected Shortfall based on the same two year historical simulation data set as used to calculate DVaR. Expected Shortfall is the average of all one day hypothetical losses beyond the 95% confidence level DVaR.

Stress testing provides an estimate of potential significant future losses that might arise from extreme market moves or scenarios. Primary stress tests apply stress moves to key liquid risk factors for each of the major trading asset classes, namely:

- Interest rates - shock to the level and structure of interest rates and inflation across currencies;

- Credit - impact on traded corporate credit exposures, including across rating grades, geography, sectors and products;

- Foreign exchange - impact of unfavourable moves in currency prices and volatility;

- Equity - shocks to share prices including exposures to specific markets and sectors;

- Emerging Markets - stresses across specific countries including corporate and sovereign credit, interest rates and currency shocks;

- Commodities - adverse commodity price changes across both physical and derivative markets; and

- Securitised Products - stresses to securitised structures and hedges.

Secondary stress tests apply stress moves to less liquid risks, e.g. equity volatility skew. Secondary stresses are aggregated by the same set of asset classes shown above and assuming a severe flight to quality scenario. The asset class stress scenarios are frequently calibrated to previously observed market shocks.

Combined scenarios apply simultaneous shocks to several risk factors, reflecting extraordinary, but plausible macro scenarios. This is assessed by applying respective changes in foreign exchange rates, interest rates, credit spreads, commodities and equities to the portfolio. E.g. impact of a rapid and extreme slowdown in the global economy.

The annual Group-wide stress testing exercise aims to simulate the dynamics of exposures across Barclays Group and cover all risk factors. The exercise is also designed to measure the impact to Barclays fundamental business plan, and is used to manage the wider group's strategy.

Where necessary, market risk managers also apply specific position limits, e.g. on currency open positions, in order to limit certain activities and for monitoring exposure. The Investment Bank also applies a trade approval process designed to assess the impact of potential new transactions on the firm's risk profile.

Trading Book Regulatory Capital Models

In 2011, the Investment Bank implemented new regulatory risk models to comply with the CRD III revisions to the market risk capital requirement. These were Stressed VaR (SVaR), Incremental Risk Charge (IRC) and the All Price Risk (APR). All three models were approved by the FSA for calculation of regulatory capital for designated trading book portfolios. The SVaR approval matches the scope of the DVaR model as used for regulatory capital calculations.

SVaR is an estimate of the potential loss arising from a 12 month period of significant financial stress. SVaR uses the DVaR methodology based on inputs calibrated to historical data from a continuous 12 month period that maximises the DVaR based capital at a 99% one-tailed confidence limit.

IRC is computed on all fixed income positions subject to specific market risk (excluding the correlation trading portfolio). It calculates the incremental risk arising from rating migrations and defaults, beyond what is already captured in specific market risk DVaR, to a 99.9% confidence level over a one year holding period.

APR covers the correlation trading portfolio and is intended to capture all risk factors relevant to corporate nth-to-default and tranched credit derivatives. As for IRC, the capital requirement is based on a 99.9% confidence interval over a one year holding period.

When reviewing estimates produced by the CRD III models the following considerations should be taken into account:

-    SVaR uses the same methodology as the DVaR model and hence is subject to the same considerations as this model. In addition, SVaR is calibrated to a specific 12 month historical stress period which may not reflect a stress period that could arise in the future;

-    In common with DVaR, neither IRC nor APR indicate the potential loss beyond the specified confidence level, and they do not measure risk from trades which are bought and sold in between weekly runs; and

- Both IRC and APR are computed to a 1-in-1,000 year confidence level which cannot be backtested on a similar historical basis as with other regulator models.

Risk control
Market risk is controlled through the use of an appropriate limit framework. Limits are set at the total Investment Bank portfolio level, risk factor level (e.g. interest rate risk) and business line level (e.g. Emerging Markets). Stress limits and many book limits, such as foreign exchange and interest rate sensitivity limits, are also used to control risk appetite.

The total DVaR, risk factor DVaR, primary and secondary stress limits are approved by Board Risk Committee ('BRC'). The more granular limit framework is set by risk managers to comply with the overall risk appetite and anticipated business opportunities. Compliance with limits is monitored by the independent Risk department in the Investment Bank with oversight provided by Group Market Risk.

Throughout 2012, Group Market Risk continued its ongoing programme of conformance tests on the Investment Bank's market risk management practices. These visits review the current market risk profile and potential market risk developments, as well as verifying conformance with Barclays Market Risk Control Framework.

Risk reporting
Barclays Investment Bank's market risk managers produce a number of detailed and summary market risk reports daily, weekly, fortnightly and monthly for business and risk managers. These are also sent to Group Market Risk for review, a risk summary is presented at the Market Risk Committee and the Investment Bank's Traded Positions Risk Review.

Non-traded interest rate risk

Non-traded interest rate risk arises from the provision of retail and wholesale (non-traded) banking products and services, when the interest rate repricing date for loans (assets) is different to the repricing date for deposits (liabilities). This includes current accounts and equity balances which do not have a defined maturity date and an interest rate that does not change in line with Base rate changes. The risk resides mainly in Retail and Business Banking, Corporate Banking and Group Treasury. Barclays objective is to minimise non-traded interest rate risk and this is achieved by transferring interest rate risk from the business to a local or Group Treasury, which in turn hedges the net exposure via Investment Bank with the external market. Limits exist to ensure no material risk is retained within any business or product area. Trading activity is not permitted outside Investment Bank.

Risk measurement
The risk in each business is measured and controlled using both an income metric (Annual Earnings at Risk) and value metrics (Economic Value of Equity, Economic Capital, DVaR, risk factor stress testing, scenario stress testing).

Annual Earnings at Risk (AEaR) measures the sensitivity of net interest income over the next 12-month period. It is calculated as the difference between the estimated income using the current yield curve and the lowest estimated income following a parallel increase or decrease in interest rates, subject to a minimum interest rate of 0%.

The main model assumptions are:

- The balance sheet is kept at the current level i.e. no growth is assumed; and

- Balances are adjusted for an assumed behavioural profile. This includes the treatment of fixed rate loans including mortgages.

Economic Value of Equity (EVE) calculates the change in the present value of the banking book for a parallel upward and downward rate shock. This calculation is a present value sensitivity while AEaR is an income sensitivity.

Economic Capital (EC) consistent models are used to measure: recruitment risk, the risk from customers not taking up their fixed rate loan offer; and prepayment risk, the risk of a customer deciding not to carry on with their fixed rate loan. Behavioural profiles are also used when modelling the balance sheet.

A combination of DVaR, stress limits, net open position and specific currency or tenor limits are in place for all local Treasury activities.

Risk control
Non-traded market risk is controlled through the use of limits on the above risk measures. Limits are set at the total business level and then cascaded down. The total business level limits for AEaR, EVE, EC, DVaR and stress are agreed by the Group Market Risk Committee.  Compliance with limits is monitored by the respective business market risk team with oversight provided by Group Market Risk.

The interest rate risk for balances with no defined maturity date and an interest rate that is not linked to the base rate is managed by Group Treasury. A series of continuous rolling hedges are used to mitigate the interest rate risk in the banking book.

Risk reporting
Each business area is responsible for their respective market risk reports. A combination of daily and monthly risk reports are produced and used by the business. These are also sent to Group Market Risk for review and inclusion in the Group Daily Market Risk Report. A risk summary is also presented at Market Risk Committee and respective Asset and Liability Committees.

Liquidity risk management overview (audited)

Liquidity risk is the failure to meet obligations leading to an inability to support normal business activity and to meet liquidity regulatory requirements. Such outflows would deplete available cash resources for client lending, trading activities and investments. These outflows could be principally through customer withdrawals, wholesale counterparties removing financing, collateral posting requirements or loan draw-downs.

This risk is inherent in all banking operations and can be affected by a range of Group-specific and market-wide events which can result in:

- An inability to support normal business activity; and

- A failure to meet liquidity regulatory requirements.

During periods of market dislocation, the Group's ability to manage liquidity requirements may be impacted by a reduction in the availability of wholesale term funding as well as an increase in the cost of raising wholesale funds. Asset sales, balance sheet reductions and the increasing costs of raising funding will affect the earnings of the Group.

In illiquid markets, the Group may decide to hold assets rather than securitising, syndicating or disposing of them. This could affect the Group's ability to originate new loans or support other customer transactions as both capital and liquidity are consumed by existing or legacy assets.

In addition, the introduction of capital controls or new currencies by countries to mitigate current stresses could have a consequential effect on performance of the balance sheets of certain Group companies based on the asset quality, types of collateral and mix of liabilities.

The efficient management of liquidity is essential to the Group in retaining the confidence of the financial markets and ensuring that the business is sustainable. Liquidity risk is managed through the Liquidity Risk Framework, which is designed to meet the following objectives:

- To maintain liquidity resources that are sufficient in amount and quality and a funding profile that is appropriate to meet the liquidity risk framework as expressed by the Board;

- To maintain market confidence in the Group's name;

- To set limits to control liquidity risk within and across lines of business and legal entities;

- To accurately price liquidity costs, benefits and risks and incorporate those into product pricing and performance measurement;

- To set early warning indicators to identify immediately the emergence of increased liquidity risk or vulnerabilities including events that would impair access to liquidity resources;

- To project fully over an appropriate set of time horizons cash flows arising from assets, liabilities and off-balance sheet items; and

-      To maintain a Contingency Funding Plan that is comprehensive and proportionate to the nature, scale and complexity of the business and that is regularly tested to ensure that it is operationally robust.

Governance and organisation
Barclays Treasury operates a centralised governance control process that covers all of the Group's liquidity risk management activities. The Barclays Treasurer is responsible for designing the Group Liquidity Risk Management framework (the Liquidity Framework) which is sanctioned by the Board Risk Committee (BRC). The Liquidity Framework incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies. The Board sets the Group's Liquidity Risk Appetite (LRA), being the level of risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The Treasury Committee is responsible for the management and governance of the mandate defined by the Board and includes the following sub-committees:

-      The Group Funding and Liquidity Management Committee is responsible for the review, challenge and approval of the Liquidity Framework. The Liquidity Framework is reviewed regularly at Treasury Committee and BRC;

- The Group Asset and Liability Management Committee oversees the management and governance of asset and liability management including behavioural mismatch, structural risk and transfer pricing; and

-      The Investment Advisory Group supervises the investment of a portion of the Group liquidity pool in longer-dated liquid assets. The Investment Advisory Group approves a detailed allocation framework across assets and tenors, and reviews the performance and risks associated with these holdings. The holdings are subject to limits set by the BRC and by the independent Group market and credit risk functions.

Liquidity is recognised as a key risk and the Barclays Treasurer is the Group Key Risk owner, supported by Key Risk Owners at regional and country levels. Execution of the Group's liquidity risk management strategy is carried out at country level, with the country Key Risk Owners providing reports to Barclays Treasury to evidence conformance with the agreed risk profile. Further oversight is provided by country, regional and business level committees.

Governance and organisation

To view a chart showing the Liquidity Governance Structure and any other charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

Ongoing business management

To view a chart showing Liquidity Business Management, and any other charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

Liquidity risk framework

Barclays has a comprehensive Liquidity Framework for managing the Group's liquidity risk. The Liquidity Framework is designed to deliver the appropriate term and structure of funding consistent with the Liquidity Risk Appetite set by the Board.

The Liquidity Framework incorporates a range of ongoing business management tools to monitor, limit and stress test the Group's balance sheet and contingent liabilities. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds, which together reduce the likelihood that a liquidity stress event could lead to an inability to meet the Group's obligations as they fall due. The stress tests assess potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurred.

In addition the Group maintains a Contingency Funding Plan which details how liquidity stress events of varying severity would be managed. Since the precise nature of any stress event can not be known in advance, the plans are designed to be flexible to the nature and severity of the stress event and provide a menu of options that could be used as appropriate at the time. Barclays also maintains Recovery Plans which consider actions to facilitate recovery from severe stress or an orderly resolution. The overall framework therefore provides the necessary tools to manage the continuum of liquidity risk, as summarised in the chart above.

Ongoing business management

Liquidity Limits
Barclays manages to limits on a variety of on and off-balance sheet exposures a sample of which are shown in the table below.  These limits serve to control the overall extent and composition of liquidity risk taken by managing exposure, to particular sources of liabilities, asset liability mismatches and counterparty concentrations.  Barclays also limits activities permitted at a country level.  Businesses are only allowed to have funding exposure to wholesale markets where they can demonstrate that their market is sufficiently deep and liquid and then only relative to the size and complexity of their business.

To view a chart showing Liquidity Limits and any other charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

Internal Pricing and Incentives
Barclays actively manages the composition and duration of the balance sheet and of contingent liabilities through the transfer of liquidity premium directly to business units.  Liquidity premiums are charged and credited to businesses according to the behavioural life of assets and liabilities and contingent risk.  These transfer pricing mechanisms are designed to ensure that liquidity risk is reflected in product pricing and performance measurement, thereby ensuring that the Liquidity Framework is integrated into business level decision making to drive the appropriate mix of sources and uses of funds.

Early Warning Indicators
Barclays monitors a range of market indicators for early signs of liquidity risk either in the market or specific to Barclays, a sample of which are shown in the table below. Additionally country and business level Asset and Liability Committees monitor early warning indicators appropriate to their businesses. These are designed to immediately identify the emergence of increased liquidity risk to maximise the time available to execute appropriate mitigating actions. A deterioration in Early Warning Indicators can lead to invocation of the Group's Contingency Funding Plan, which provides a framework for how the liquidity stress would be managed.

To view a diagram showing examples of early warning indicators, and any other charts referred to in this document, please click on or paste the following link into your web browser: http://www.rns-pdf.londonstockexchange.com/rns/4481N_-2013-9-6.pdf

Risk Appetite and Planning
Regulatory requirements are complied with at the Group and entity level, with the Liquidity Risk Appetite (LRA) providing a consistent Group wide perspective that supplements these requirements. Under the Liquidity Framework, the Group has established the LRA, which is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. It is measured with reference to the liquidity pool compared to anticipated stressed net contractual and contingent outflows for each of three stress scenarios.

The stress outflows are used to determine the size of the Group Liquidity Pool, which represents those resources immediately available to meet outflows in a stress. In addition to the liquidity pool, the Liquidity Framework provides for other management actions, including generating liquidity from other liquid assets on the Group's balance sheet in order to meet additional stress outflows, or to preserve or restore the Liquidity Pool in the event of a liquidity stress.

Contingency Funding Plan and Recovery Resolution Plan
Barclays maintains a Contingency Funding Plan (CFP), which is designed to provide a framework where a liquidity stress could be effectively managed. The CFP is proportionate to the nature, scale and complexity of the business and is tested to ensure that it is operationally robust. The CFP details the circumstances in which the plan could be invoked, including as a result of adverse movements in Early Warning Indicators. As part of the plan the Barclays Treasurer has established a Liquidity Management Committee (LMC.) On invocation of the CFP, the LMC would meet to identify the likely impact of the event on the Group and determine the response, which would be proportionate to the nature and severity of the stress.

The CFP provides a communication plan and includes management actions to respond to liquidity stresses of varying severity.  This could include monetising the liquidity pool, slowing the extension of credit, increasing the tenor of funding and securitising or selling assets.

The Group continues to work with the authorities on recovery and resolution planning (RRP). The Group made its first formal RRP submissions to the UK and US regulators in mid-2012 and has since continued to work with the authorities to identify and address any impediments to resolvability.

Capital risk management overview (audited)

Capital risk is the risk that the Group has insufficient capital resources to:

-      Meet minimum regulatory requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Group's authority to operate as a bank is dependent upon the maintenance of adequate capital resources;

- Support its credit rating. A weaker credit rating would increase the Group's cost of funds; or

- Support its growth and strategic options.

Capital Management is integral to the Group's approach to financial stability and sustainability management and is therefore embedded in the way our Businesses and Legal Entities operate. Our Capital Management strategy is driven by the strategic aims of the Group and the risk appetite set by the Board.

Our objectives are achieved through well embedded capital management practices:

Primary Objectives	Core Practices
Provide a viable and sustainable business offering by maintaining adequate capital to cover the Group's current and forecast business needs and associated risks
-      Maintain a capital plan on a short term and medium term basis aligned with strategic objectives
-      Meet minimum regulatory requirements at all times in the UK and in all other jurisdictions that the Group operates in, such as the United States and South Africa where regulated activities are undertaken

Ensure the Group and legal entities maintain adequate capital to withstand the impact of the risks that may arise under the stressed conditions analysed by the Group
-      Perform Group-wide internal and regulatory stress tests
-      Maintain capital buffers over regulatory minimums
-      Develop contingency plans for severe (stress management actions) and extreme stress tests (recovery actions)

Support a strong credit rating	- Maintain capital ratios aligned with rating agency expectations

Our approach to capital risk management
We adopt a forward-looking, risk based approach to Capital Risk Management.  Capital demand and supply is actively managed on a centralised basis, at a business level, at a local entity level and on a regional basis taking into account the regulatory, economic and commercial environment in which Barclays operates.

Capital planning
Capital forecasts are managed on a top-down and bottom-up analysis through both Short Term (Year 1 monthly) and Medium Term (3 year) financial planning cycles. Our capital plans are developed with the objective of maintaining capital that is adequate in quantity and quality to support our risk profile and business needs.  As a result the Group holds a diversified pool of capital resources that provides strong loss absorbing capacity and optimised returns.

Our capital plans are continually monitored against internal target capital ratios to ensure they remain appropriate, and to consider risks to the plan including possible future regulatory changes.

Local management ensures compliance with an entity's minimum regulatory capital requirements by reporting to local Asset and Liability Committees with oversight by the Group's Capital Committee, as required.

Capital allocation
Capital allocations are approved by the Group Executive Committee and monitored by the Treasury Committee, taking into consideration the risk appetite, growth and strategic aims of the Group.  Barclays Bank PLC (BBPLC) is the primary source of capital to its legal entities.  Regulated legal entities are, at a minimum, allocated adequate capital to meet their current and forecast regulatory and business requirements.

Risk identification
Capital demand is assessed and quantified for credit, market, operational, interest rate risk on the banking book, pension obligation risk and securitisation risks, in line with the FSA's regulatory requirements.

Treasury works closely with Group Risk, businesses and legal entities to support a proactive approach to identifying sources of capital ratio volatilities which are incorporated in the Group's capital plan.  We monitor capital risks against firm-specific and macroeconomic early warning indicators and report to Treasury Committee, associated with clear escalation channels to senior management.

Stress testing
Internal stress testing is undertaken to quantify and understand the impact of sensitivities on the capital plan and capital ratios, arising from 1 in 7 year and 1 in 25 year stresses. Actual recent economic, market and peer institution stresses are used to inform the assumptions of our stress tests and assess the effectiveness of our mitigations strategies.

Group also undertakes stress tests prescribed by the FSA and ECB.  Legal entities undertake stress tests prescribed by their local regulators.  These stress tests inform decisions on the size and quality of capital buffer required and the results are incorporated into the Group capital plan to ensure adequacy of capital under normal and severe, but plausible stressed conditions.

Risk mitigation
As part of the stress testing process we identify the actions that should be taken to mitigate the risks that could arise in the event of material adverse changes in the current economic and business outlook.

As an additional layer of protection, the Barclays Recovery Plan defines the actions and implementation strategies available for the Group to increase or preserve our capital resources in the event that stress events are more extreme than anticipated.  In addition, the strong regulatory focus on resolvability has continued in 2012, from both UK and international regulators. The Group continues to work with the authorities on recovery and resolution planning (RRP), and the detailed practicalities of the resolution process, including the provision of information that would be required in the event of a resolution, so as to enhance Barclays resolvability (a Citizenship commitment made in May 2012).  The Group made its first formal RRP submissions to the UK and US regulators in mid-2012 and has since continued to work with the authorities to identify and address any impediments to resolvability.

Transferability of capital
The Group's policy is for surplus capital held in Group entities to be repatriated to BBPLC in the form of dividends and/or capital repatriation, subject to local regulatory requirements, exchange controls and tax implications.  This approach provides optimal flexibility on the re-deployment of capital across legal entities.  The Group is not aware of any material impediments to the prompt transfer of capital resources, in line with the above policy, or repayment of intra-group liabilities when due.

Governance
Our Group and legal entity capital plans are underpinned by the Capital Management Framework, which includes our capital management policies and practices approved by the Capital Committee and implemented consistently and aimed at delivering on our objectives.  The Group Treasury Committee and the Board approve the Group capital plan, stress tests and Recovery Plan.  The Group Treasury Committee manages compliance with the Group's capital management objectives. The Committee reviews actual and forecast capital demand and resources on a monthly basis.   The Board Risk Committee annually reviews risk appetite and then analyses the impacts of stress scenarios on the Group capital forecast in order to understand and manage the Group's projected capital adequacy, amongst other things.

Resources
Global teams operate in accordance with the Group's policies and procedures, having direct access to local regulators and businesses in order to support individual capital management at a legal entity level.

Senior management awareness and transparency
Capital ratios, early warning indicators and movements in capital demand and supply are reported to Group Treasury Committee monthly.

Capital management information is readily available at all times to support the Executive Managements strategic and day-to-day business decision making, as may be required.

The Group submits its Board approved ICAAP document to the FSA on an annual basis, which forms the basis of the Individual Capital Guidance set by the FSA.

Pillar 3 disclosures are approved by the Board and publicly available as a separate document in line with the Basel 2 and FSA requirements.

Ongoing capital management risks

Capital ratio sensitivity to foreign exchange rate movements
The Group has capital resources and risk weighted assets denominated in foreign currencies. Changes in foreign exchange rates result in changes in the Sterling equivalent value of foreign currency denominated capital resources and risk weighted assets. As a result, the Group's regulatory capital ratios are sensitive to foreign currency movements.

The Group's capital ratio management strategy is to minimise the volatility of the capital ratios caused by foreign exchange rate movements. To achieve this, the Group aims to maintain the ratio of foreign currency Core Tier 1, Tier 1 and Total capital resources to foreign currency RWAs the same as the Group's consolidated capital ratios.

The Group's investments in foreign currency subsidiaries and branches, to the extent that they are not hedged for foreign exchange movements, translate into Sterling upon consolidation creating Core Tier 1 capital resources sensitive to foreign currency movements.  Changes in the Sterling value of the investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in Core Tier 1 capital.

To create foreign currency Tier 1 and Total Capital resources additional to the Core Tier 1 capital resources, the Group issues, where possible, debt capital in non-Sterling currencies. This is primarily achieved by the issuance of debt capital from Barclays Bank PLC in USD and EUR, but can also be achieved by subsidiaries issuing capital in local currencies, such as Absa in South Africa.

Operational risk management overview (audited)

Operational Risk is defined as the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events. Recognising the impact operational risk may have on the Group a new Board Conduct, Reputation and Operational Risks Committee will be created in 2013.

The management of Operational Risk has two key objectives:

• To minimise the impact of losses suffered in the normal course of business (expected losses) and to avoid or reduce the likelihood of suffering an extreme (or unexpected) loss; and

• To improve the effective management of the Barclays Group and strengthen its brand and external reputation.

Barclays is committed to the management and measurement of operational risk and was granted a waiver by the FSA to operate an Advanced Measurement Approach (AMA) for operational risk under Basel 2, which commenced in January 2008. The majority of the Group calculates regulatory capital using AMA, however, in specific areas we apply the Basic Indicator Approach. In certain joint ventures and associates, Barclays may not be able to apply the AMA.

Areas where the Group is working towards the rollout of AMA and the Basic Indicator Approach is applied are: the Africa RBB businesses, including Barclays Bank Mozambique and National Bank of Commerce (Tanzania); Barclays Bank PLC Pakistan; Barclays Investment and Loans India Limited; the new to bank business activities acquired from Lehman Brothers; and the portfolios of assets purchased from Woolworths Financial Services in South Africa, Citi Cards Portugal and Italy, Standard Life Bank, MBNA Corporate Cards, Upromise, RCI, EggCards, EdCon, SallreMae and Ameriprice.

Barclays works to benchmark its internal operational risk practices with peer banks and to drive the development of advanced operational risk techniques across the industry.

Organisation and structure

Operational Risk is one of four Principal Risks in the Barclays Principal Risks Policy and comprises a number of specific Key Risks defined as follows:

• CyberSecurity: Risk of loss or detriment to Barclays business and customers as a result of actions committed or facilitated through the use of networked information systems;

• External supplier: Inadequate selection and ongoing management of external suppliers;

• Financial reporting: Reporting mis-statement or omission within external financial or regulatory reporting;

• Fraud: Dishonest behaviour with the intent to make a gain or cause a loss to others;

• Information: Inadequate protection of Barclays information in accordance with its value and sensitivity;

• Legal: Failure to identify and manage legal risks;

• Product: Inadequate design, assessment and testing of products/ services;

• Payment process: Failure in operation of payments processes;

• People: Inadequate people capabilities, and/or performance/reward structures, and/or inappropriate behaviours;

•      Premises & security: Unavailability of premises (to meet business demand) and/or safe working environments, and inadequate protection of physical assets, employees and customers against external threats;

• Regulatory: Failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry;

• Taxation: Failure to comply with tax laws and practice which could lead to financial penalties, additional tax charges or reputational damage;

• Technology: Failure to develop and deploy secure, stable and reliable technology solutions; and

• Transaction operations: Failure in the management of critical transaction processes.

These risks may result in financial and/or non-financial impacts including legal/regulatory breaches or reputational damage.

The Operational Risk Framework comprises a number of elements which allow Barclays to manage and measure its Operational Risk profile and to calculate the amount of Operational Risk capital that Barclays needs to hold to absorb potential losses. The minimum, mandatory requirements for each of these elements are set out in the Group Operational Risk policies. This framework is implemented across the Group: vertically, through the organisational structure with all businesses required to implement and operate an Operational Risk framework that meets, as a minimum, the requirements detailed in these operational risk policies; and horizontally, with the Group Key Risk Owners required to monitor information relevant to their Key Risk from each Operational Risk framework element.

Barclays operates with a robust system of internal control that seeks to ensure that business is transacted and risk taken without exposure to unacceptable potential losses or reputational damage. To this end, Barclays has implemented the Group Internal Control and Assurance Framework (GICAF) which is aligned with the internationally recognised Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO).

The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. Operational risk managers are widely distributed throughout the Group and support these areas, assisting line managers in understanding and managing their risks.

The Operational Risk Director (or equivalent) for each business is responsible for ensuring the implementation of and compliance with Group Operational Risk policies.

The Group Operational Risk Director is responsible for establishing, owning and maintaining an appropriate Group-wide Operational Risk Framework and for overseeing the portfolio of Operational Risk across the Group.

The Operational Risk Committee (ORC) is the senior executive body responsible for the oversight and challenge of Operational risk in Barclays. Group Operational Risk Executive Committee (GOREC) is a sub-committee of the ORC, the output of which is presented to the Board Risk Committee (BRC).

In addition, Governance and Control Committees (G&CCs) in each business monitor control effectiveness. The Group G&CC receives reports from these committees and considers Group-significant control issues and their remediation. The Group G&CC presents to the Board Audit Committee (BAC).

Businesses are required to report their Operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks to their business objectives and the effectiveness of key controls, control issues of Group-level significance, operational risk events and a review of scenarios and capital. Specific reports are prepared on a regular basis for ORC, BRC and BAC.

The Internal Audit function provides further independent review and challenge of the Group's operational risk management controls, processes and systems and reports to the Board and senior management.

Operational risk management framework

The Barclays Operational risk framework is a key component of GICAF and has been designed to meet a number of external governance requirements including Basel, the Capital Requirements Directive and Turnbull guidance as an evaluation framework for the purposes of Section 404(a) of the Sarbanes-Oxley Act. It also supports the Sarbanes-Oxley requirements.

The Operational risk framework includes the following elements:

Risk Assessments

Barclays identifies and assesses all material risks within each business and evaluates the key controls in place to mitigate those risks. Managers in the businesses use self-assessment techniques to identify risks, evaluate the effectiveness of key controls in place and assess whether the risks are effectively managed within business risk appetite. The businesses are then able to make decisions on what, if any, action is required to reduce the level of risk to Barclays. These risk assessments are monitored on a regular basis to ensure that each business continually understands the risks it faces.

Risk Events

An operational risk event is any circumstance where, through the lack or failure of a control, Barclays has actually, or could have, made a loss. The definition includes situations in which Barclays could have made a loss, but in fact made a gain, as well as incidents resulting in reputational damage or regulatory impact only.

A standard threshold is used across the Group for reporting risk events and as part of our analysis we seek to identify where improvements are needed to processes or controls, to reduce the recurrence and/or magnitude of risk events.

Barclays also uses a database of external risk events which are publicly available and is a member of the Operational risk data eXchange (ORX), a not-for-profit association of international banks formed to share anonymous loss data information. Barclays uses this external loss information to support and inform risk identification, assessment and measurement.

Key indicators

Key Indicators (KIs) are metrics which allow Barclays to monitor its operational risk profile. KIs include measurable thresholds that reflect the risk appetite of the business. KIs are monitored to alert management when risk levels exceed acceptable ranges or risk appetite levels and drive timely decision making and actions.

Key Risk Scenarios

By combining data from risk events, risk assessments and key indicators with that from audit findings, expert management judgement and other internal data sources, Barclays is able to generate Key Risk Scenarios (KRSs). These scenarios identify the most significant operational risks across the Group. The KRSs are validated at business and Group level to ensure that they appropriately reflect the level of operational risk the business faces.

Barclays shares and receives an anonymous sub-set of KRS information with member banks of ORX in order to compare and contrast scenario analysis with peers.

Insurance

As part of its risk management approach, the Group also uses insurance to mitigate the impact of some operational risks.

Operational risk appetite

Barclays approach to determining appetite for Operational risk combines both quantitative measures and qualitative judgement, in order to best reflect the nature of non financial risks.

The monitoring and tracking of Operational risk measures is supplemented with qualitative review and discussion at senior management executive committees on the action being taken to improve controls and reduce risk to an acceptable level.

Operational risk appetite is aligned to the Group's Risk Appetite Framework.

Reporting

The ongoing monitoring and reporting of Operational risk is a key component of an effective Operational Risk Framework. Reports are used by the Operational risk function and by business management to understand, monitor, manage and control operational risks and losses.

Operational risk measurement

The Operational risk capital model uses the outputs of the risk management tools to measure Barclays operational risk exposure, and in particular, Key Risk Scenarios. The model estimates the frequency and severity of operational risk losses for each risk type to provide a distribution of potential losses over a year for Barclays as a whole. This process takes into account the possibility of correlations i.e. impacts from different risks occurring together. The model generates a regulatory capital requirement, which is determined to a level of 99.9% confidence. Once the overall level of regulatory capital for the Group has been established it is allocated, on a risk sensitive basis, to businesses.

Exhibit No. 4

10 September 2013

Barclays PLC

Antony Jenkins speaks at New York investor conference

Antony Jenkins, Barclays Group Chief Executive, is speaking today at the Barclays Global Financial Services Investor Conference in New York.

 Mr Jenkins will focus on the Transform programme, in particular on the cost targets to 2015:

•    Out of a £2.7 billion budget to deliver the benefits of rightsizing, industrialisation and innovation by 2015, approximately £1.4bn of cost to achieve are expected to be incurred in our retail businesses, £400 million in
      Wealth, over £300 million in Corporate and close to £600 million in the Investment Bank.

•    Of the £1.7 billion of run rate cost reductions targeted by 2015, approximately £700 million is expected to come from the front office, £800 million from Operations and Technology and £200 million from functions such as
      HR, Finance and Risk.

A copy of Mr Jenkins' remarks will be available for viewing from later today in the Investor Relations section of the Barclays website. No material new information will be given.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207-116-5752	+44 (0)207-116-6132

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe", "achieve" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform Programme, deleveraging actions, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances.  These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK domestic, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the ability to implement the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Additional risks and factors are identified in our filings with the U.S. Securities and Exchange Commission (the SEC) including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which is available on the SEC's website at http://www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.

Exhibit No. 5

12 September 2013

Barclays PLC - Additional Listing

Barclays PLC (the 'Company') confirms the allotment and issue of 6,624,036 ordinary shares of 25 pence each in the Company (the 'Shares'), at a price of 284.97 pence per Share, to shareholders who are participants in the Company's Scrip Dividend Programme (the 'Programme') for the second interim dividend for the year ending 31 December 2013, which is payable on 13 September 2013.  The Shares issued rank equally with existing issued Ordinary Shares.

Application has been made to the Financial Conduct Authority ('FCA') for the Shares to be admitted to the Official List and to the London Stock Exchange for the Shares to be admitted to trading. Dealings in the Shares are expected to commence on 13 September 2013.

In accordance with Listing Rule 9.6.1, copies of the following documents relating to the Programme were submitted to the National Storage Mechanism on 6 June 2013 and are available for inspection at www.Hemscott.com/nsm.do:

• Chairman's letter and Q&A document;
• Terms and Conditions of the Programme; and
• Scrip Dividend Mandate Form.

Exhibit No. 6

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 5 July 2013 relating to GBP 15,000,000 Securities due July 2019 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  GB00BC1JGB28) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DSecurities-due-July-2019--PDF-159KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330701931408&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 2 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 7

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 26 June 2013 relating to GBP 10,000,000 Securities due August 2019 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  XS0908055683) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-Linked-Notes-due-August-2019-PDF-141KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330700937237&ssbinary=true
A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 8

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 4 July 2013 relating to EUR 5,000,000 Securities due July 2015 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  XS0908063356) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DNotes-Linked-to-a-Basket-of-Indices-due-July-2015-PDF-156KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330700937146&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 2 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 9

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 30 August 2013 relating to EUR 10,000,000 Equity Linked Securities due August 2018 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  XS0908108557) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DEquity-Linked-Securities-due-August-2018-PDF-193KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702282518&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 2 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 10

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 3 September 2013 relating to GBP 10,000,000 Warrant Linked Securities due October 2019 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  XS0939272810) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-linked-Securities-due-October-2019-PDF-144KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702290630&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 11

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 12 August 2013 relating to SEK 100,000,000 Equity Linked Securities due October 2018 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  SE0005334380) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DEquity-Linked-Securities-due-October-2018-PDF-203KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330701772115&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 2 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 12

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 5 September 2013 relating to GBP 5,000,000 Warrant Linked Securities due August 2019 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  GB00B8SVWS29) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-Linked-Securities-due-August-2019-PDF-137KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702288592&ssbinary=true
A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 13

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 3 September 2013 relating to GBP 10,000,000 Warrant Linked Securities due October 2019 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  XS0939273115) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-linked-Securities-due-October-2019-PDF-138KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702289993&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 14

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 14 August 2013 relating to GBP 40,000,000 Warrant Linked Securities due August 2018 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  XS0934707968) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-Linked-Securities-due-August-2018-PDF-120KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330701929331&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 15

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 29 July 2013 relating to EUR 3,300,000 Equity Linked Securities due July 2021 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS0928021160 (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DEquity-Linked-Securities-due-July-2021-PDF-192KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702613816&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 2 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH offers or solicitations are not permitted by law. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 16

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 3 September 2013 relating to GBP 2,000,000 Warrant Linked Securities due September 2019 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  GB00B8SVWR12) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-Linked-Securites-due-September-2019-PDF-138KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702346518&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 17

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 3 September 2013  relating to GBP 10,000,000 Warrant Linked Securities due October 2019 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS0939273206) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-linked-Securities-due-October-2019-PDF-144KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702290661&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 18

16 September 2013
Barclays PLC (the "Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1.     The Registrar to Barclays notified the Company on 13 September 2013 that, following the payment of the second interim dividend for the year ending 31 December 2013, the following Director's connected person received on
        13 September 2013, ordinary shares in the Company under the Scrip Dividend Programme at a price of £2.8497 per share.

Director	No. of shares received
A Jenkins	49

2.     The Company was notified on 13 September 2013 that, following the payment of the second interim dividend for the year ending 31 December 2013, the following Director and PDMR received on 13 September 2013, ordinary shares in the Company under the Scrip Dividend Programme at a price of £2.8497 per share.

Director/PDMR	No. of shares received
D Walker S McGee	275 20 ( in the form of five ADS)*

*One ADS (American Depositary Share) is equivalent to four ordinary shares of the Company.

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
A Jenkins	2,452,338	-
D Walker	92,014	-

Exhibit No. 19

17 September 2013

Barclays PLC (the "Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The Company was notified on 17 September 2013 that, following the payment of the second interim dividend for the year ending 31 December 2013, the following Director received on 16 September 2013, ordinary shares in the Company under the Scrip Dividend Programme at a price of £2.8497 per share.

Director	No. of shares received
R Jeffery III	348 ( in the form of 87 ADS)*

*One ADS (American Depositary Share) is equivalent to four ordinary shares of the  Company.

The revised total shareholding for R Jeffery III following this transaction is as follows:

Beneficial Holding	Non-Beneficial Holding
132,660	-

       R Jeffery III holds 100,348 of his shares in the form of ADSs

Exhibit No. 20

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 5 August 2013 relating to EUR 5,000,000 Equity Linked Securities due August 2015 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  XS0927975382) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DEquity-Linked-Securities-due-August-2015-PDF-174KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702686489&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 2 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 21

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 29 July 2013 relating to GBP 20,000,000 Warrant linked Securities due October 2019 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  XS0927988872) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-Linked-Securities-due-October-2019-PDF-146KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702686458&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 22

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 1 August 2013 relating to GBP 10,000,000 Warrant linked Securities due September 2019 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  XS0934674770) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-Linked-Securities-due-September-2019-PDF-142KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702686519&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 23

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 13 September 2013 relating to GBP 10,000,000 Index Linked Securities due October 2019 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS0939307202) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DIndex-Linked-Securities-due-October-2019-PDF-144KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702686549&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 7 dated 14 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 24

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 22 August 2013 relating to USD 20,000,000 Zero Coupon Securities due August 2043 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS0934778043) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DUSD-20000000-Zero-Coupon-Securities-due-August-2043-PDF-191KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702213658&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 1 dated 14 May 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 25

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 20 September 2013 relating to GBP 10,000,000 Warrant Linked Securities due September 2019 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: GB00B8SVWP97) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-Linked-Securities-due-September-2019-PDF-179KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702791860&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 26

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 5 July 2013 relating to USD 10,000,000 Zero Coupon Securities Securities due July 2043 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS0908082570) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DZero-Coupon-Securities-due-July-2043-PDF-156KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330701006230&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 1 dated 14 May 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 27

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 9 July 2013 relating to GBP 3,000,000 Securities due July 2019 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: GB00B8SVWW64) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-Linked-Notes-due-July-2019-PDF-176KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330700937117&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 28

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 16 July 2013 relating to USD 20,000,000 Zero Coupon Securities due July 2043 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS0908119919) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DZero-Coupon-Securities-due-July-2043.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330701039611&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 1 dated 14 May 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 29

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 18 July 2013 relating to GBP 7,000,000 Warrant linked Securities due July 2015 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS0927983055) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-Linked-Securities-due-July-2015.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330701122889&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 30

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 5 August 2013 relating to GBP 9,999,900 Warrant linked Securities due July 2016 to be consolidated and form a single Series with the existing GBP 10,000,000 Warrant linked Securities due July 2016, issued on 1 August 2013 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS0928021590) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-linked-Securities-due-July-2016-PDF-143KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702774823&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 31

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 12 August 2013 relating to EUR 4,000,000 Equity Linked Securities due August 2016 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS0928046407) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DEquity-Linked-Securities-due-August-2016-PDF-182KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702774883&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 2 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 32

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 5 August 2013 relating to EUR 5,000,000 Equity Linked Securities due August 2015 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN: XS0927975549) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DEquity-Linked-Securities-due-August-2015-PDF-198KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702774853&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 2 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 33

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 19 September 2013 relating to GBP 10,000,000 Warrant linked Securities due September 2016 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  XS0939328547) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-Linked-Securities-due-September-2016-PDF-119KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702750914&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 34

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 20 September 2013 relating to GBP 5,000,000 Index Linked  Securities due September 2019 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  GB00BDC7XZ50) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DIndex-Linked-Securities-due-September-2019-PDF-233KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702850943&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 2 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 35

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached: v	19 September 2013
6. Date on which issuer notified:	20 September 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	Above 6%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE		Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary (GB0031348658)	638,025,654	638,025,654			638,027,354		4.955%
ADRs (US06738E2046)	85,322	341,288			341,764		0.003%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
							Nominal	Delta
Nil Paid Rights (GB00BCRY6Q68)	GBP 1.85	02 Oct 2013		153,144,428			1.189%
ADR Rights (US06738E1212)	USD 12.34	01 Oct 2013		74,543			0.001%

Total (A+B+C)
Number of voting rights				Percentage of voting rights
791,588,089				6.148%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:
15. Contact telephone number:

Schedule A

As of 19 September 2013

  Barclays plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	791,588,089	6.148%
Holdings by CG Management Companies and Funds:

• Capital Guardian Trust Company	81,538,185	0.633%
• Capital International Limited	1,705,250	0.013%
• Capital International SÁrl	3,125,875	0.024%
• Capital International, Inc	1,475,855	0.011%
• Capital Research and Management Company	703,742,924	5.465%
• EuroPacific Growth Fund

Exhibit No. 36

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 23 September 2013 relating to GBP 30,000,000 Warrant Linked Securities due December 2019  pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  XS0939278692) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-Linked-Securities-due-December-2019-PDF-143KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330702816086&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013  relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 37

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 25 September 2013 relating to GBP 5,000,000 Warrant Linked Securities due December 2018 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  GB00B8SVWN73) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-Linked-Securities-due-December-2018-PDF-137KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330703010987&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 38

27 September 2013
Barclays PLC (the "Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. The Barclays ESAS Nominee confirmed to the Company on 26 September 2013 that it had on 25 September 2013 re-invested the second interim dividend for the year ending 31 December 2013 in ordinary shares of the Company at a price of £2.7685 per share for the following Director/Person Discharging Managerial Responsibilities ("PDMR").  The number of shares received is as follows:

Director/PDMR	No. of shares received
A Jenkins	180
S McGee	5,022

2. The independent nominee of the Barclays Corporate Nominee Arrangement notified the Company on 26 September 2013 that it had on 25th September 2013 re-invested the second interim dividend for the year ending 31 December 2013 in ordinary shares of the Company at a price of £2.7685 per share for the following PDMRs. The number of shares received is as follows:

PDMR	No. of shares received
R Le Blanc	1,899
A Vaswani V Soranno Keating S Kheradpir M Harding P Estlin	138 508 643 157 179

3. The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, notified the Company on 26 September 2013 that, on 25 September 2013 it had acquired, and now held as bare trustee of Sharepurchase, the following ordinary shares in the Company, following the re-investment of the second interim dividend for the year ending 31 December 2013, for the following PDMRs at a price of £2.7335 per share:

PDMR	No. of shares received
M Harding R Le Blanc A Vaswani H Sants P Estlin	14 1 13 2 21

4. The trustee of the Global Sharepurchase Plan ("GSP") notified the Company on 27 September 2013 that, following the re-investment of the second interim dividend for the year ending 31 December 2013, it had acquired on 26 September 2013 and now held as a bare trustee of the GSP, 0.67 American Depositary Shares (ADS) for Skip McGee who is a PDMR. One ADS is equivalent to four ordinary shares in the Company.

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
A Jenkins	2,452,518	-